Form 40-F
period 2002-08-31
COOLBRANDS INTERNATIONAL INC
filed 2003-01-21
CIK 1005531

--------------------------------------------------------------------------------
SEC 2285        PERSONS WHO POTENTIALLY ARE TO RESPOND TO THE COLLECTION OF
FORM (11-2002)  INFORMATION CONTAINED IN THIS  ARE NOT REQUIRED TO RESPOND
                UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------

                                                        ------------------------
                                                        OMB APPROVAL
                                                        ------------------------
                                                        OMB NUMBER: 3235-0381
                                                        ------------------------
                                                        EXPIRES: MARCH 31, 2003
                                                        ------------------------
                                                        ESTIMATED AVERAGE
                                                        BURDEN
                                                        HOURS PER RESPONSE .0.5
                                                        ------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

(CHECK ONE)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

|X| ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED AUGUST 31, 2002

COMMISSION FILE NUMBER
                      ----------------------------------------------------------

                          COOLBRANDS INTERNATIONAL INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                         Province of Nova Scotia, Canada
        (PROVINCE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)

                         8300 Woodbine Avenue, 5th Floor
                                Markham, Ontario
                                 Canada L3R 9Y7
                                 (905) 479-8762
                  (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S
                          PRINCIPAL EXECUTIVE OFFICES)

                             INTEGRATED BRANDS, INC.
                              4175 VETERANS HIGHWAY
                              RONKONKOMA, NY 11775
                              ATTN: GARY P. STEVENS
                                 (631) 737-9700
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT
                    FOR SERVICE OF PROCESS IN UNITED STATES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

     TITLE OF EACH CLASS                                  NAME OF EACH EXCHANGE ON WHICH REGISTERED
                                   Not Applicable
 -----------------------------                             ---------------------------------------

 -----------------------------                             ---------------------------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT.

                                 Not Applicable
   --------------------------------------------------------------------------
                                (TITLE OF CLASS)

   --------------------------------------------------------------------------
                                (TITLE OF CLASS)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT.

                            Subordinate Voting Shares
                             Multiple Voting Shares
   --------------------------------------------------------------------------
                                (TITLE OF CLASS)

FOR ANNUAL REPORTS, INDICATE BY CHECK, MARK THE INFORMATION FILED WITH THIS
FORM:

     |X| ANNUAL INFORMATION FORM     |X| AUDITED ANNUAL FINANCIAL STATEMENTS

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

                      Subordinate Voting Shares: 45,497,185
                        Multiple Voting Shares: 6,208,539

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FILING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION, PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT"). IF "YES" IS MARKED, INDICATE THE FILING NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH SUCH RULE.

Yes                                 82-                                No  X
   ----                                -----                             -----

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE EXCHANGE ACT DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS. |X| YES |_| NO

The following materials are filed with this Form 40-F:

(1) Annual Information Statement for the fiscal year ended August 31, 2002; and

(2) Audited Financial Statements for the fiscal years ended August 31, 2002 and August 31, 2001 together with the reconciliation of Canadian Generally Accepted Accounting Principles to United States Generally Accepted Accounting Principles and Management's Discussion and Analysis for the fiscal years ended August 31, 2002 and August 31, 2001.

Sarbanes-Oxley Act

(a) Evaluation of disclosure controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of this Annual Report on Form 40-F, the Company's co-chief executive officers and its chief financial officer have concluded that the disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and are operating in an effective manner.

(b) Changes in internal controls. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

                             ANNUAL INFORMATION FORM
                                       OF
                          COOLBRANDS INTERNATIONAL INC.
                        Fiscal Year Ended August 31, 2002

                                                                January 17, 2003

                                TABLE OF CONTENTS

ITEM 1: CORPORATE STRUCTURE                                                   1
ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS                                   2
ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS                                 4
ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION                          13
ITEM 5: MANAGEMENT DISCUSSION AND ANALYSIS                                   15
ITEM 6: MARKET FOR SECURITIES                                                15
ITEM 7: DIRECTORS AND OFFICERS                                               15
ITEM 8: ADDITIONAL INFORMATION                                               19

ITEM 1: CORPORATE STRUCTURE

            The Corporation was formed under the Business Corporations Act (Ontario) by articles of amalgamation dated September 7, 1994 under the name Yogen Fruz World-Wide Inc. On March 18, 1998, the Corporation was continued under the Companies Act (Nova Scotia) and reorganized its share capital to provide for multiple voting shares and subordinate voting shares. On March 15, 2000, the Corporation amended its articles to change its name to CoolBrands International Inc. ("CoolBrands" or the "Corporation"). The principal office of the Corporation is located at 8300 Woodbine Avenue, 5th Floor, Markham, Ontario, L3R 9Y7. The registered address of the Corporation is Suite 800, 1959 Upper Water Street, Halifax, Nova Scotia, Canada, B3J 2X2.

Corporate Chart

            The following chart illustrates all of the principal wholly-owned subsidiaries and other entities of the Corporation, their jurisdiction of incorporation and the percentage ownership by the Corporation of the voting and non-voting securities of each subsidiary or other entity.


                 -----------------------------
                 CoolBrands International Inc.
                         (Nova Scotia)
                 -----------------------------
                             |
        ---------------------|---------------------------
        | 100%               | 100%                      | 100%
-------------          -----------------        -----------------
 INTEGRATED               YOGEN FRUZ               YOGEN FRUZ     ---------------------
 BRANDS INC               CANADA INC.           ACQUISITIONS INC.                     |
(New Jersey)               (Ontario)                (Nevada)                          |
-------------          -----------------        -----------------                     |
|                       |                                |                            |
|                  100% |          --------------------------------------------       |
|        -----------------    100% |      100% |          100% |         100% |       |
|        KAYLA FOODS INT'L   ------------   --------    -------------   ------------  |
|          (Barbados) INC.     BRESLER'S      KALA         NOTHERN      GOLDEN SWIRL  |
|          (Barbados)         INDUSTRIES     FOODS      LIGHTS FROZEN      FROZEN     |
|        -----------------        INC.         INC.      DESSERTS INC.     YOGURT     |
|                             (Illinois)     (Texas)        (Utah)         (Utah)     |
|                            ------------   --------    -------------   ------------  |
| 100%                                    99%  |                                      |
------------                           ------------                                   |
 ESKIMO PIE                              I CAN'T                                      |
CORPORATION                            BELIEVE IT'S  1%                               |
 (Virginia)                             YOGURT LTD. -----------------------------------
------------                              (Texas)
                                       ------------

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

            The Corporation markets Eskimo Pie(R), Chipwich(R) and Fruit-A-Freeze(R) branded frozen novelties and frozen dessert products. Eskimo Pie(R) created the frozen novelty industry in 1921 when founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, 80 years later, Eskimo Pie(R) remains one of the best-known and most widely distributed of all frozen novelty brands. The Corporation also markets a broad range of frozen novelties and frozen dessert products under the Tropicana(R), Welch's(R), Weight Watchers(R) Smart Ones(R), Betty Crocker(R), Trix(R), Yoplait(R), Colombo(R) and Yoo Hoo(R) brand names, pursuant to long-term licensing agreements. The Corporation produces soft serve frozen yogurt and ice cream mixes at its production facility in Russellville, Arkansas. Eskimo Pie(R) Foodservice is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Corporation also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Corporation's brands. The Corporation is the world's largest franchisor and licensor of stores and other locations serving primarily frozen yogurt. As of August 31, 2002, the Corporation had franchise operations and strategic partnerships in approximately 80 countries. The Corporation franchises and licenses a Family of Brands under the names Yogen Fruz(R), I Can't Believe It's Yogurt(R), Bresler's(R) Ice Cream and Premium Frozen Yogurt, Swensen's(R) Ice Cream, Ice Cream Churn(R), Paradise(R), Golden Swirl(R) and certain other names. The Corporation also franchises and licenses gourmet coffee shop outlets in 22 countries under the name Java Coast(R) Fine Coffees.

            The predecessor of the Corporation commenced operations in August 1986 with the opening of the first Yogen Fruz(R) store in Vaughan, Ontario. The store served yogurt as a frozen dessert under a unique concept pursuant to which individually packaged portions of frozen yogurt were blended with fresh frozen fruit in front of the customer. The Yogen Fruz(R) concept was developed by the Corporation's founders, Michael Serruya, Co-Chairman of the Board of the Corporation, and his brother, Aaron Serruya, Executive Vice-President of the Corporation.

            The first Yogen Fruz(R) store experienced immediate success, prompting the Corporation to commence a franchising program. The first franchised Yogen Fruz(R) store opened in London, Ontario in August 1987 with an additional 62 stores opening in Canada over the next four years. The expansion of the Corporation's operations was further accelerated by the establishment of an international master franchise program in June 1991, when a regional franchise was granted in Latin America.

            The Corporation's operations have been significantly expanded through a series of strategic acquisitions and through the development of strategic partnerships. In June 1991, Yogen Fruz Canada Inc., a subsidiary of the Corporation through which all of the Corporation's operations were then carried on, acquired its largest competitor in Canada, Yogurty's Yogurt Discovery, from Silcorp Limited. Strategic partnerships were recently established by the Corporation with National Amusements Inc. and Wal-Mart Stores Inc. in the United States, Tricon Global Restaurants (Canada) Inc. in Ontario, Canada and internationally by master franchisees with such chains as Dunkin Donuts, Kentucky Fried Chicken, KLM Dutch Airlines and Esso. In July 1995, the Corporation completed the acquisition of Bresler's Industries, Inc., an established U.S. franchisor and licensor of ice cream and frozen yogurt outlets. In March 1996, the Corporation completed the acquisition of I Can't Believe Its Yogurt, then the second largest franchisor and licensor of frozen yogurt outlets in the United States and a significant franchisor of frozen yogurt outlets outside North America. In June 1997, the Corporation completed the acquisition of Golden Swirl Frozen Yogurt Inc. and GS Associates Inc., the sole partners of Golden Swirl Management Company, an owner and operator of a chain of frozen yogurt stores in Utah, California, Nevada, and Arizona under the name Golden Swirl. In January 1998, the Corporation acquired the business of U.S.-based Ice Cream Churn Inc. and Ice Cream Churn Enterprises, which have the right to operate outlets in Wal-Mart Stores Inc. stores. In March 1998, the Corporation acquired Integrated Brands Inc. ("Integrated Brands") which markets, sells and distributes Tropicana(R) frozen desserts, as well as a variety of other branded frozen dessert products under the Betty Crocker(R), Yoplait(R), Colombo(R), Trix(R), Lucky Charms(R) and Yoo Hoo(R) brand names pursuant to long-term exclusive license agreements. Integrated Brands, directly and through subsidiaries, also operates, franchises and licenses Swensen's(R) Ice Cream, Steve's(R) Ice Cream and triple trademark frozen dessert stores throughout the United States and certain foreign countries. In May 1999, the Corporation acquired specific assets of Greater Pacific Foods, Inc., including the Honey Hill Farms trademarks. The Honey Hill Farms business consists of marketing and distributing Honey Hill Farms soft serve frozen yogurt and ice cream mixes to outlets located primarily in the western United States.

      Early in fiscal 1999, the Corporation began to explore the opportunity to invest in Eskimo Pie Corporation ("Eskimo Pie") in order to benefit from Eskimo Pie's strong brand names and U.S. based manufacturing facilities. On October 6, 2000, the acquisition of Eskimo Pie was completed by purchasing the 2.9 million shares not owned by the Corporation for U.S.$10.25 a share or U.S.$29.7 million. Integrated Brands Inc. borrowed U.S.$30 million to finance the acquisition.

      Eskimo Pie created the frozen novelty industry in 1921 with the invention of the Eskimo Pie ice cream bar. Eskimo Pie's strengths include national brand recognition, quality products and the management of complex sales and distribution networks. Eskimo Pie's growth has come primarily as a result of the development and introduction of Eskimo Pie brand frozen dessert products, the development and marketing of frozen dessert products under the licensing of other well-known national brands and the use of a select group of quality-oriented manufacturers who provide a cost effective means to manufacture products. Integrated Brands then markets, sells and distributes the products. Today, Integrated Brands markets a broad range of frozen novelties, ice cream and sorbet products under the Eskimo Pie, Welch's and Weight Watchers Smart Ones brand names. The Corporation engages in product/concept development, and advertising and sales promotion expense generally includes trade promotion and introductory costs, price-off and feature price promotions, regional consumer promotion, couponing and other trial purchase generating programs.

      Certain key ingredients (such as chocolate coatings and powders) and wrappers used in the manufacture of Eskimo Pie and other licensed frozen novelties and ice cream products are produced at the Corporation's owned facilities located in New Berlin, Wisconsin and Bloomfield, New Jersey. In addition to products manufactured for use in its business, the Corporation sells various other ingredients to the dairy industry produced at its New Berlin, Wisconsin facility. This business involves blending, cooking and processing basic flavours and fruits to produce products which subsequently are used by customers to flavour frozen desserts, ice cream novelties and fluid dairy products. The Corporation also manufactures flexible packaging, such as private label ice cream novelty wraps, at its Bloomfield, New Jersey plant. These products are sold to the dairy industry, including many of the Corporation's manufacturers.

      The Corporation also manufactures soft serve yogurt and premium ice cream mixes in a leased facility in Russelville, Arkansas. Soft serve mix is sold under the Eskimo Pie brand name to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft serve ice cream and yogurt products to consumers. The sale of soft serve yogurt and ice cream mixes, is managed by a separate sales force working within Eskimo Pie's wholly-owned subsidiary, Sugar Creek Foods, Inc.

      Concurrently with the acquisition in March 1998 of Integrated Brands, CoolBrands continued under the laws of Nova Scotia and reorganized its share capital. As a result, the share capital of CoolBrands consists of Multiple Voting Shares (10 votes per share) and Subordinate Voting Shares (1 vote per share). The Subordinate Voting Shares trade on The Toronto Stock Exchange under the symbol "COB.A".

ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

            CoolBrands' operations consist of four distinct segments: (1) the sale and distribution of pre-packaged frozen dessert products under the Eskimo Pie(R) trademark and under the Tropicana(R), Welch's(R), Weight Watchers Smart Ones(R), Betty Crocker(R), Yoplait(R), Colombo(R), Trix(R) trademarks and a variety of other trademarks, pursuant to exclusive long-term license agreements (the "Consumer Products Business"); (2) the franchising and licensing of Yogen Fruz(R), I Can't Believe It's Yogurt(R), Bresler's(R), Swensen's(R), Ice Cream Churn(R), Java Coast(R) Fine Coffees and Golden Swirl(R) outlets and other activities related thereto, including the operation of company-owned ice cream and yogurt stores (the "Franchising and Licensing Business"); (3) the manufacture of soft serve yogurt and ice cream mixes sold primarily to foodservice distributors, yogurt shops and other foodservice establishments (the "Foodservice Business"); and (4) the manufacture of flavours, ingredients and packaging sold primarily to frozen novelty manufacturers and the dairy industry (the "Dairy Components Business").

            The following table sets forth the contribution to revenue of each of the above-described segments by geographic region:

            Revenue by Industry Segments and Classes of Product and Services Year ended August 31, 2002 (in thousands of dollars)

       Revenue Source          Prepackaged        Franchising   Foodservice        Dairy     Corporate
                                consumer         and licensing                    compo-
                                products                                           nents
                                    $                  $             $               $           $
                               -----------       -------------  -----------       -------    ---------
United States                    154,863            16,239         26,285          37,743
Canada                             1,570             4,472                                      286
International                        904             3,991
Inter-segment revenues              (122)              (92)        (1,218)         (3,133)     (235)
Other revenues                       380               245                                       44
                                --------            ------         ------          ------      ----
Total Consolidated revenues      157,595            24,855         25,067          34,610        95
                                ========            ======         ======          ======      ====

Year ended August 31, 2001 (in thousands of dollars)

       Revenue Source          Prepackaged        Franchising     Foodservice      Dairy     Corporate
                                consumer         and licensing                    compo-
                                products                                           nents
                                    $                  $               $             $           $
                               -----------       -------------  -----------       -------    ---------
United States                    100,828            19,648         23,856          27,347
Canada                             2,509             4,222                                      299
International                        764             4,120
Inter-segment revenues              (680)                          (1,869)         (4,400)     (248)
Other revenues                       539               558                                      117
                                --------            ------         ------          ------      ----
Total Consolidated revenues      103,960            28,548         21,987          22,947       168
                                ========            ======         ======          ======      ====

            The Prepackaged Consumer Products Segment

            The Corporation sells a variety of pre-packaged frozen dessert products to distributors and various retail establishments, throughout Canada and the United States, including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

            The Corporation's products for wholesale sale include: Tropicana(R) frozen novelties and frozen dessert specialties; Eskimo Pie(R) frozen novelties and frozen dessert specialities, Welch's(R) frozen novelties and frozen dessert specialties Betty Crocker(R) frozen novelties and frozen dessert specialties, Yoplait(R) ready to eat frozen yogurt products; Colombo(R) ready to eat frozen yogurt and sorbet products, Trix(R) and Yoo Hoo(R) frozen novelties, and a variety of other novelties, including those sold under the "Great American", "Tropical", "Chilly Things" and "Bullet" trademarks. Many of the Welch's(R), Weight Watcher Smart Ones(R), Betty Crocker(R), Yoplait(R), Colombo(R) and Yoo Hoo(R) products appeal to the healthier consumer lifestyle and eating trends toward lower and no fat and lower and no cholesterol products. The marketing, distribution and sale of prepackaged frozen dessert products under the Tropicana(R), Welch's(R), Weight Watcher Smart-Ones(R), Betty Crocker(R), Yoplait(R), Colombo(R), Trix(R) and Yoo Hoo(R) trademarks is accomplished pursuant to exclusive long-term license agreements. The Corporation, through its subsidiary, Integrated Brands has the right to develop and on an on-going basis is developing additional products under the foregoing trademarks. Integrated Brands incurs significant expenses to obtain shelf space in connection with the introduction of its new products.

            Integrated Brands purchases packaging and ingredients for its products directly from unaffiliated suppliers. Integrated Brands then sells the packaging and ingredients to unaffiliated manufacturers. Certain of these manufacturers also manufacture other ice cream and related frozen dessert products for other companies, including companies affiliated with Richard E. Smith, who is a significant CoolBrands shareholder and Co-Chairman of the CoolBrands board of directors and Co-Chief Executive Officer of the Corporation. The manufacturers produce Integrated Brands' products according to Integrated Brands' specifications and formulas under quality control supervision by Integrated Brands. Integrated Brands then purchases the finished products from the manufacturers at a formula price based upon the manufacturers' actual cost of ingredients and packaging plus an agreed upon processing fee which includes a profit for the manufacturers. Integrated Brands believes there are many alternative ice cream and novelty manufacturers available on comparable terms.

            Calip Dairies, Inc. ("Calip"), of which Richard E. Smith is Chairman of the Board and Mr. Smith and his family are the sole stockholders, has the exclusive right to distribute products of Integrated Brands and its subsidiaries, affiliates and associates in the State of New Jersey and certain areas in the State of New York, and the State of Connecticut pursuant to a distribution agreement with Integrated Brands. The distribution agreement is to remain in effect as long as the Smith family controls Calip, unless Calip gives notice that it will not renew the agreement. The Corporation has agreed to guarantee the performance of the agreement.

            The Franchising and Licensing Segment

            A full franchising program has been developed for each of the Yogen Fruz(R), Bresler's(R), Swensen's(R), Java Coast(R) Fine Coffees and Golden Swirl(R) chains. Although developed separately, each of the programs (except for Golden Swirl(R)) is substantially similar and is organized on two levels: master franchising, pursuant to which master franchises are sold for specific regions, countries or other geographical areas; and retail franchising and licensing, pursuant to which franchises are sold, and licenses are granted, by master franchisees to retail outlet operators in the master franchisee's territory. Generally, retail franchising is used for larger locations such as traditional stores or kiosks, which offer a full range of products. Licensing is used primarily for smaller locations such as mini-counters or carts, which are located within the premises of strategic partners and typically offer a more limited selection of products.

            Master franchisees and franchisees are selected on the basis of their financial resources, operational skills and business experience. Master franchisees and franchisees are required to complete in-depth training programs. The training programs typically include instruction relating to business management, accounting, operations, ordering, store opening and closing procedures and staff hiring. Franchisees are also provided with detailed operating procedures and marketing, construction, employee and management manuals. Generally, preliminary layouts and plans for all new sites are reviewed and representatives of CoolBrands are sent to the opening of each new location. Representatives of CoolBrands also make visits to sites around the world. Local master franchisees are required to visit each site in their franchise area.

            Yogen Fruz Canada Inc. acts as its own master franchisee in the U.S. and Canada (except for Yogen Fruz franchises in British Columbia).

            The Company-Owned Stores Segment

            The Corporation owns and operates corporate stores in Canada and the United States. Generally, it is the Corporation's policy to own and operate a limited number of corporate stores and are used to test market new products and train new franchisees. At August 31, 2002, there were one and four company-owned stores operating in Canada and the United States, respectively.

            Master Franchising and Strategic Partnership Arrangements

            Master franchise agreements generally authorize master franchisees to franchise and license Yogen Fruz(R), I Can't Believe It's Yogurt(R), Bresler's(R) , Swensen's(R) or Java Coast(R) Fine Coffees outlets in the territory covered by their respective master franchises. In certain instances, such as where the territory covered by the master franchises is comprised of more than one country, master franchisees may also be allowed to grant master franchises for portions of their territory.

            Master franchisees are generally subject to substantially all of the requirements imposed on retail franchisees and are obliged to enforce those requirements in respect of their own franchisees. In addition, master franchisees are usually required to open a minimum number of outlets each year.

            Master franchises are generally granted for periods varying between ten and twenty years, and are usually renewable for an additional period of ten to twenty years. Master franchisees pay CoolBrands an initial fee for their master franchise as well as, in the case of Yogen Fruz(R), Bresler's(R) , Swensen's(R) and Java Coast(R) Fine Coffees master franchisees, additional fees for each franchise sold or license granted by them, and a portion of the royalties earned by them from their franchisees. The initial fee for a master franchise varies depending on a number of different factors, including the size of the territory covered by the master franchise.

      CoolBrands, through its subsidiaries and master franchisees, has entered into strategic partnership arrangements with a number of retail chains both in North America and internationally. These arrangements are usually structured as license agreements pursuant to which CoolBrands or its master franchisee licenses the strategic partner to install Yogen Fruz(R), I Can't Believe It's Yogurt(R), Bresler's(R), Java Coast(R) Fine Coffees and/or Golden Swirl(R) mini-counters in some or all of its locations. Similarly, a strategic partner may license CoolBrands to offer that partner's products at Yogen Fruz(R), I Can't Believe It's Yogurt(R), Bresler's(R) and/or Java Coast(R) Fine Coffees and/or Golden Swirl(R) outlets. The mutual offering of products is sometimes referred to as "cross-branding". CoolBrands views these forms of arrangements as strategic since they typically exploit the complementary name of the Yogen Fruz(R), I Can't Believe It's Yogurt(R), Bresler's(R), Java Coast(R) and Golden Swirl(R) Businesses with the business of the strategic partners and result in incremental business for both parties.

      CoolBrands has established a co-branding program between I Can't Believe It's Yogurt(R) and Bresler's(R) outlets in the United States. As a result of this program, 30 I Can't Believe It's Yogurt(R) outlets now feature a limited selection of Bresler's(R) ice cream and 39 Bresler's(R) outlets feature a limited selection of I Can't Believe It's Yogurt(R) frozen yogurt.

      CoolBrands formed a partnership for its I Can't Believe It's Yogurt(R) brand when the Corporation's Master Franchisee in Amsterdam signed an agreement with KLM Dutch Airlines. As a result, the Corporation's I Can't Believe It's Yogurt(R) frozen dessert is now served as a complimentary dessert on all KLM flights along its European and Intercontinental routes.

      During fiscal 1998, CoolBrands strengthened its alliance with National Amusements Inc., an international entertainment company operating 1,180 motion picture screens in the U.S., Great Britain and Latin America. A five year co-marketing pact was signed whereby the Bresler's(R) and Yogen Fruz(R) mix-in frozen yogurt brands were introduced to more than 50 theatres throughout the U.S. and Great Britain.

      The Corporation expanded its relationship with Wal-Mart during fiscal 1998. The Corporation acquired American-based Ice Cream Churn in January 1998. At the time, Ice Cream Churn had 22 outlets in Wal-Mart stores throughout the Southern U.S. Further inroads were made in February, 1998, when the Corporation signed a deal with American retailer Sam's Club, a division of Wal-Mart, to roll out the Bresler's(R) yogurt line in 440 Sam's Club locations throughout the U.S. During fiscal 2001, sales to Sam's Club was converted to Eskimo Pie's soft serve ice cream product.

            CoolBrands signed an agreement with Tricon Global Restaurants (Canada) Inc. to place I Can't Believe It's Yogurt(R) on the menu of its 250 Pizza Hut restaurants across Canada. Beginning in June, 2000, I Can't Believe It's Yogurt(R) was served as the centerpiece of a widely publicized launch of Pizza Hut's dessert bar.

            Retail Franchising Arrangements

            CoolBrands, either directly or through a master franchisee, enters into a franchise agreement with each franchisee for each location. The franchise agreement authorizes the franchisee to operate the location under the Yogen Fruz(R), Bresler's(R), Swensen's(R), Java Coast(R) Fine Coffees or Golden Swirl(R) name and trademarks in accordance with such methods, standards, specifications and procedures as CoolBrands may prescribe from time to time. Only products approved by CoolBrands may be sold at the location and the franchisee must buy such products solely from CoolBrands or from suppliers and manufacturers designated by it. The franchisee must pay the costs of leasehold improvements and must purchase the necessary equipment to operate the location from CoolBrands or suppliers designated by it. Generally, Yogen Fruz(R), Bresler's(R), Swensen's(R), Java Coast(R) Fine Coffees or Golden Swirl(R) franchisees are required to devote their full time and best efforts to their franchise.

            Except for Bresler's(R) franchises, which are granted for as long as the franchisee holds a lease for the franchise location, franchises are granted for a specific term and are usually renewable if certain conditions are satisfied, including, in some instances, the achievement of minimum sales levels. Yogen Fruz(R) franchises are granted for periods varying between five and ten years (often corresponding to the term of the lease for the location of the franchise) and are usually renewable for an additional period of five years.

            Franchisees must pay their master franchisee an initial franchise fee as well as royalties based on their gross sales. In addition, a renewal fee is usually paid on the renewal of the franchise. The franchise fee for a Yogen Fruz(R) store franchise in Canada is $25,000. Internationally, franchise fees are set by master franchisees and, for a Yogen Fruz(R) store, typically vary between U.S.$10,000 and U.S.$25,000. All Yogen Fruz(R) franchisees must pay royalties to their master franchisee equal to 6% of their gross sales.

            Canada

            The principal product served, at the retail locations of franchisees and the Corporation's corporate store, is hardpack frozen yogurt which is blended with fresh frozen fruit in front of the customer and served in a cup or cone. Products served include frozen yogurt shakes, cakes and pies, fresh juices and hot and cold non-alcoholic beverages. Yogen Fruz has also developed new flavours, combinations and tastes of Smoothies, which have rapidly won wide consumer appeal. Yogen Fruz Smoothies are made in dairy and non-dairy versions, with non-fat Yogen Fruz or I Can't Believe It's Yogurt frozen yogurt and Tropicana juices. The Yogen Fruz Concept is simple, easy to operate, and can be implemented in a variety of different formats. In addition, Yogen Fruz outlets generally require less space and equipment to operate, and a smaller investment by franchisees than outlets of other competing frozen yogurt store chains. The cost of construction of a Yogen Fruz store varies depending upon its size and on the level of leasehold improvement allowances received. The typical estimated required investment for a franchisee in Canada for an average size in-line store in a shopping mall is approximately $100,000, inclusive of franchise fees.

            United States

            Products served, at the retail locations of franchisees and the Corporation's corporate stores, include premium ice creams, frozen yogurts, sherbets, sorbets and ices. The standard menu includes hard-packed and dipped ice cream, soda fountain products, ice cream specialty items, yogurt products and non-alcoholic beverages. Certain corporate stores have developed a strong relationship with various major supermarket chains in the Southwestern United States, most notably with Smith's, Von's, Ralph's and Albertson's. Under these arrangements, some corporate stores operate mini locations within certain supermarkets. The related supermarket lease agreements allow the flexibility for these mini locations to franchise these locations. The cost of construction of a corporate store varies depending upon its size and on the level of leasehold improvement allowances received. The typical estimated required investment for a franchisee in the United States for a traditional single trademark store varies between U.S.$131,000 and U.S.$224,000 and for a combination store (ice cream and yogurt) varies between U.S.$161,000 and U.S.$340,800, inclusive of franchise fees.

            The price of yogurt sold to United States franchisees of I Can't Believe It's Yogurt(R), includes charges for support and other services instead of charging ongoing royalties on gross sales. The royalty fees paid by franchisees to their master franchisees outside the United States vary between 0% and 3% of gross sales.

            Franchisees of Bresler's(R), Golden Swirl(R) and Swensen's(R) stores in the United States pay an initial franchise fee of U.S.$15,000, U.S.$15,000 and U.S.$10,000, respectively. Bresler's(R) and Swensen's(R) franchisees also pay royalties equal to 6% and 3% of their gross sales, respectively. Golden Swirl(R) franchisees have to pay royalties equal to U.S.$4.40 per 4 gallon case of frozen yogurt purchased from the Corporation's designated distributors.

            There are currently no Java Coast(R) Fine Coffees franchises in the United States. Internationally, franchise fees for Java Coast(R) Fine Coffees franchises are set by master franchisees.

            Licensing Arrangements

            CoolBrands, either directly or through master franchisees, enters into a license agreement with each licensee for each location. The license agreement authorizes the licensee to operate a Yogen Fruz(R), I Can't Believe It's Yogurt(R), Bresler's(R) or Java Coast(R) Fine Coffees mini-counter or similar outlet within the licensee's place of business. The licensee must operate the outlet in accordance with the methods, standards, specifications and procedures prescribed by CoolBrands. Generally, the licensee must purchase products used within the outlet from CoolBrands or from suppliers and manufacturers designated by it.

            As in the case of franchises, licenses are granted for a specific term and are usually renewable if certain conditions are satisfied. Licensees are usually charged an initial license fee or a charge for start-up and support services, but, are not usually required to pay royalty fees, except outside of North America.

            The Foodservice Segment

            In addition to products manufactured for use in its business, the Corporation manufactures soft serve yogurt and premium ice cream mixes in a leased facility in Russellville, Arkansas. Soft serve mix is sold under the Eskimo Pie brand name to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft serve ice cream and yogurt products to consumers. The sale of soft serve yogurt and ice cream mixes, is managed by a separate sales force working within Eskimo Pie's wholly-owned subsidiary, Sugar Creek Foods, Inc.

            The Dairy Component Segment

            In addition to products manufactured for use in its business, the Corporation sells various other ingredients to the dairy industry produced at its New Berlin, Wisconsin facility. This business involves blending, cooking and processing basic flavours and fruits to produce products, which subsequently are used by customers to flavour frozen desserts, ice cream novelties and fluid dairy products. The Corporation also manufactures flexible packaging, such as private label ice cream novelty wraps, at its Bloomfield, New Jersey plant. These products are sold to the dairy industry, including many of the Corporation's manufacturers.

Trademarks

            CoolBrands relies upon copyright, trademark and trade secret laws to protect its proprietary rights in its trademarks and products. CoolBrands has obtained registrations for a number of trademarks in Canada, the United States and internationally, including registrations for the trademarks and related symbols Eskimo Pie(R), Yogen Fruz(R), I Can't Believe It's Yogurt(R), Honey Hill(R), Bresler's(R), Swensen's(R), Steve's(R), Java Coast(R) Fine Coffees and Golden Swirl(R). The Java Coast(R) Fine Coffees trademark and related symbols are owned in the United States by Superior Coffee and Foods, a division of Sara Lee Corporation, and used by I Can't Believe It's Yogurt pursuant to a trademark and license agreement providing for, among other things, a royalty-free license of such trademark and related symbols in the United States for an unlimited period of time (subject to termination upon the occurrence of certain events such as bankruptcy). CoolBrands also plans to register the Yogen Fruz(R), I Can't Believe It's Yogurt(R), Bresler's(R), Java Coast(R) Fine Coffees trademarks in all countries where Yogen Fruz(R), I Can't Believe It's Yogurt(R), Bresler's(R), and Java Coast(R) Fine Coffees outlets operate and where local laws permit trademark registration. Integrated Brands holds long-term trademark license agreements for use in certain countries of the Tropicana(R), Welch's(R), Weight Watchers Smart Ones(R), Betty Crocker(R), Yoplait(R), Trix(R), Colombo(R), Lucky Charms(R) and Yoo Hoo(R) trademarks in connection with the manufacture, sale and distribution of frozen novelties and other frozen dessert products. In countries lacking trademark and/or service mark legislation, CoolBrands utilizes alternative measures available to it, including the publication of cautionary notices, to protect its intellectual property interests.

Regulation

            Some states in the United States and the Provinces of Alberta and Ontario have statutes regulating franchise operations, including registration and disclosure requirements in the offer and sale of franchises and the application of statutory standards regulating franchise relationships, such as termination and non-renewal of franchises. CoolBrands is also subject to the U.S. Federal Trade Commission regulations relating to disclosure requirements in the offer and sale of franchises in the United States. In addition, CoolBrands' frozen yogurt and ice cream products are also subject to licensing and regulation (including good manufacturing practices) by federal, state and municipal authorities at its facility in Russellville, Arkansas and in the states to which it ships its products.

Seasonality

            The industry in which the Corporation operates is highly seasonal with more frozen yogurt and ice cream consumed in warmer months. The Corporation's fourth quarter, during the summer, has historically been the strongest quarter of the year. The fourth quarter accounted for 35.7% and 43.4% of the Corporation's total revenues and net earnings, respectively, for the fiscal year ended August 31, 2002 and 35.2% and 48.2% of the total revenues and net earnings, respectively, for the fiscal year ended August 31, 2001. See "Item 4: Selected Consolidated Financial Information" for a comparison of seasonal and quarterly results.

Competition

      CoolBrands competes in the frozen dessert retail market and the gourmet coffee retail market against a large number of competitors. In North America, competitors of CoolBrands include a number of large chains such as Baskin-Robbins Inc., International Dairy Queen, Inc., Ben & Jerry's Homemade Inc. and Haagen-Dazs Company Inc., owned by The Pillsbury Company, TCBY Systems Inc. ("TCBY"), Freshens Premium Yogurt as well as independent retailers. In addition, both ice cream and frozen yogurt have been added as menu items by certain North American fast food restaurant chains and in recent years there has been an overall increase in the number of food service locations serving frozen yogurt, including snack food or dessert item restaurants. Frozen yogurt and ice cream are also offered in supermarkets, grocery stores and wherever convenience food operations are conducted. In the novelty market, Integrated Brands faces substantial competition in connection with the marketing and sales of its products. Among its competitors are Haagen-Dazs, Inc., Klondike, Popsicle, Breyer's, Good Humor and Sealtest, owned by Unilever PLC and Nestle's. Integrated Brands' products may also be considered to be competing with all ice cream and other frozen desserts for discretionary food dollars. In the gourmet coffee retail market, the Corporation competes against a number of well established chains such as Starbucks, Second Cup and Timothy's as well as a large number of other smaller chains and independent coffee shops and other outlets serving coffee.

            In the frozen dessert retail market, the level of competition is highest in the United States where I Can't Believe It's Yogurt(R), Bresler's(R) , Swensen's(R), Steve's(R) and Yogen Fruz(R) outlets not only compete with other frozen yogurt and ice cream chains but, in certain instances, also with each other. In Canada, Yogen Fruz(R) outlets experience lower competition given the absence of any other significant frozen yogurt chain. Although in certain countries Yogen Fruz(R) and I Can't Believe It's Yogurt(R) outlets compete with TCBY outlets and with each other, markets outside of North America, and particularly in Asia and Latin America, tend to be in their initial stages of development resulting in CoolBrands' outlets facing little direct competition.

            In the United States, Bresler's(R) Industries and I Can't Believe It's Yogurt also sell some of their products for in-premises consumption at the locations of various retail food outlets.

      While the ice cream and frozen yogurt manufacturing and distribution business is relatively easy to enter due to low entry costs, achieving wide distribution may be more difficult because of the high cost of a national marketing program and limitations on space available in retail freezer compartments.

Employees

            As of August 31, 2002, CoolBrands had 253 full-time and part-time employees. Of these, 12 full-time and 31 part-time employees were employed in CoolBrands owned/operated stores. CoolBrands believes that its employee relations are good.

Facilities

            CoolBrands headquarters are located at 8300 Woodbine Avenue, 5th Floor, Markham, Ontario, Canada, L3R 9Y7 in 6,212 square feet of leased space. Rental payments are $141,196 per annum. The lease expires on August 31, 2005.

            CoolBrands' U.S. office is located at 4175 Veterans Highway, Ronkonkoma, New York, 11779, U.S.A., in 8,545 square feet of leased space. Rental payments are U.S.$82,556 per annum. The lease expires on April 30, 2004.

            CoolBrands' international head office is located at 27 Pine Road, Belleville, St. Michael, Barbados, W.I. in 1,850 square feet of leased space. Rental payments are U.S.$40,200 per annum. The lease expires on May 1, 2005.

            Integrated Brands' executive offices are located at 4175 Veterans Highway, Ronkonkoma, New York, 11779. The offices are provided to Integrated Brands at no additional cost by Calip pursuant to the terms of a Management Agreement between Integrated Brands and Calip.

            Integrated Brands' subsidiary, CoolBrands Manufacturing Inc., leases a 25,000 square foot production and storage facility located in Norwalk, California. Rental payments are U.S. $179,000 per annum. The lease expires November 30, 2003.

            Integrated Brands owns a building in Paradise Valley, Arizona. The building is subject to a ground lease, which expires on December 31, 2005 and contains four five-year renewal options. The premises are leased to an unrelated third party. The remaining three Integrated Brands company operated stores are leased for terms ranging through 2007.

            Eskimo Pie Corporation owns an office building in the Moorefield Office Park in Richmond, Virginia. The building consists of approximately 32,496 square feet on 3.4 acres, which served as Eskimo Pie's executive and administrative offices and the new product development and quality control facility prior to the acquisition by CoolBrands. Approximately 8,500 square feet of the building is leased to outside parties at rates consistent with local market conditions. The Corporation intends to sell this building.

            Eskimo Pie Corporation owns an ingredients manufacturing plant in New Berlin, Wisconsin which consists of approximately 73,820 square feet on 4.0 acres. Eskimo Pie expanded its New Berlin plant by 18,000 square feet in 1990 and purchased certain new equipment at that time. Eskimo Pie completed $800,000 of capital improvements in the New Berlin facility during 1998 (consisting primarily of equipment additions) in connection with the consolidation of its flavours production at the New Berlin facility which was completed in 1997.

            Eskimo Pie Corporation owns a printing and packaging plant in Bloomfield, New Jersey, which consists of approximately 71,583 square feet on
2.0 acres. The Bloomfield plant was expanded and modernized in 1985 with a 35,000 square foot addition.

      Eskimo Pie Corporation's subsidiary, Sugar Creek Foods, Inc., is leasing from the former owner of the business a soft serve yogurt and ice cream mix production facility, consisting of approximately 23,805 square feet, and a packaging facility, consisting of approximately 16,000 square feet, both located in Russellville, Arkansas. Rental payments under these leases are U.S.$238,000 per annum. In addition, Sugar Creek Foods. Inc. owns a freezer facility, consisting of approximately 5,013 square feet, adjacent to the production facility in Russellville. In 1999, Eskimo Pie purchased a small parcel of land adjacent to the freezer facility for future potential expansion of the freezer facility.

      Eskimo Pie Corporation owns virtually all of its equipment and replacement parts for all manufacturing equipment which are readily available.

      Several CoolBrands subsidiaries hold master store leases or have guaranteed store leases, expiring at varying dates to 2006 covering franchised locations. Where a subsidiary holds the master lease, these premises have been subleased to franchisees under terms and rental rates substantially the same as those in master leases. In a majority of these instances, franchisees make all lease payments directly to the landlords. These leases had an aggregate future base rental liability, without regard to percentage rentals or consumer price index increases of approximately $11,329,000 at August 31, 2002. CoolBrands' current policy is not to lease or sublease premises nor to provide guarantees on leases in any manner with respect to its franchisees and it has not done so except for renewals or in special circumstances.

Legal Proceedings

            With the exception of certain legal proceedings to which certain subsidiaries of the Corporation are parties and which are described below, the Corporation is not a party to, nor is any of its property subject to, any legal proceeding that may be material to it and no such proceeding is known to be contemplated.

            The Honeycrest Litigation

            This is an action filed in March 1998 and pending in the Supreme Court of the State of New York, County of Queens, captioned Honeycrest Holdings Ltd., Plaintiff against Integrated Brands Inc., Defendant ("Integrated").

            The plaintiff is an exclusive territory licensee of Integrated. The plaintiff purchases Steve's Homemade Ice Cream and other frozen dessert products from Integrated for sale in the United Kingdom. Plaintiff sought a preliminary injunction restraining Integrated from replacing it as the distributor of such dessert products with another distributor in the U.K. Integrated has denied taking any such action, and the court denied the preliminary injunction. Plaintiff also seeks damages alleging that Integrated sold it substandard and defective products, failed to supply it with new products, and failed to deliver recipes, technology and know how as provided for in the license agreement. Integrated denies that the products were substandard or defective, and in its counterclaims seeks termination of the license agreement and damages by reason of plaintiff's being in default of the license agreement in failing to open the required number of stores in the U.K. and in failing to pay certain royalties due to Integrated. Integrated also maintains that as a result of such breaches, plaintiff is not entitled to the recipes, technology or know how. The action is in the final stages of discovery. The Corporation believes that it is unlikely that the outcome of this litigation will have a material adverse affect on the Corporation's financial position.

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

            The following table presents selected historical consolidated financial data of CoolBrands, including the accounts of all companies acquired, for the periods indicated. These companies, all of which were acquired in transactions accounted for as purchases during the past five (5) years, are included from their respective dates of acquisition. The selected historical consolidated financial data for CoolBrands as of and for the five years ended August 31, 2002 is derived from the audited Consolidated Financial Statements of CoolBrands.

            The selected consolidated financial information for the year ended August 31, 2001 reflects to the acquisition of Eskimo Pie Corporation which occurred October 6, 2000. The selected consolidated financial information for the year ended August 31, 2000 reflects $26,513,000 of non-cash special charges. These transactions affect the comparability of the information of these years with the corresponding prior year.

                          Statement of Operations Data:

                                  (000 omitted)

                          For the Year Ended August 31,

                              2002       2001       2000        1999       1998
                            --------   --------   --------    --------   --------
Revenues                    $242,222   $177,610   $ 97,488    $112,607   $ 89,979
Net Earnings (loss)         $ 20,984   $ 11,128   ($27,826)   $  3,184   $ 12,941
Earnings (loss) Per Share
  - Basic                   $   0.44   $   0.24   ($  0.61)   $   0.07   $   0.33
  - Diluted                 $   0.42   $   0.24   ($  0.61)   $   0.07   $   0.31

                               Balance Sheet Data:
                                  (000 omitted)
                                As At August 31,

                                  2002       2001       2000       1999       1998
                                --------   --------   --------   --------   --------
Working Capital                 $ 57,354   $ 43,408   $ 30,053   $ 36,109   $ 46,464
Total Assets                    $283,662   $225,876   $142,300   $172,686   $171,788

  Total Long-Term Liabilities   $ 38,469   $ 42,710   $  1,158   $  4,244   $  5,210
  Shareholders' Equity          $170,708   $132,637   $114,091   $140,174   $136,587

Historical Review of the Last Eight Quarters Ending on August 31, 2002

                                  (000 omitted)

The chart below identifies the selected financial information concerning the last eight quarters.

                        August 31,     May 31,     February 28,  November 30,
                           2002          2002          2002          2001
                         -------       -------       -------       -------
Revenues                 $86,365       $67,989       $41,081       $46,787
Net Earnings             $ 9,101       $ 6,826       $ 3,646       $ 1,411
Earnings Per Share
  - Basic                $  0.18       $  0.14       $  0.08       $  0.03
  - Diluted              $  0.17       $  0.13       $  0.08       $  0.03

                        August 31,     May 31,     February 28,  November 30,
                           2001          2001          2001          2000
                         -------       -------       -------       -------
Revenues                 $62,445       $54,903       $33,384       $26,878
Net Earnings             $ 5,366       $ 3,651       $ 1,837       $   274
Earnings Per Share
  - Basic                $  0.12       $  0.08       $  0.04       $  0.01
  - Diluted              $  0.11       $  0.08       $  0.04       $  0.01

Dividend Policy

            Determinations to pay future dividends and the amount thereof will be made by the Board of Directors and will depend on future earnings, capital requirements, financial condition and other relevant factors. The Corporation intends to retain future earnings to support current operations and to provide funds for future acquisitions and therefore does not anticipate paying dividends in the foreseeable future.

ITEM 5: MANAGEMENT DISCUSSION AND ANALYSIS

            Reference is made to the information under the heading "Management's Discussion and Analysis" on pages 17 to 20 of the Corporation's 2002 Annual Report to Shareholders for management's discussion and analysis of the Corporation for the fiscal year ended August 31, 2002, which discussion and analysis are specifically incorporated herein by reference.

ITEM 6: MARKET FOR SECURITIES

            The Subordinate Voting Shares of the Corporation are listed and posted for trading on The Toronto Stock Exchange, under the trading symbol COB.a.

ITEM 7: DIRECTORS AND OFFICERS

            The following table sets forth the name, municipality of residence, position held with the Corporation and principal occupation of each of the officers and directors of the Corporation.

            Each director holds office until the close of business of the annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation's articles of association.

Name and
Municipality of Residence      Positions with the Corporation    Principal Occupation(1)
-------------------------      ------------------------------    --------------------
Michael Serruya(2)(3)          Co-Chairman and Director          Co-Chairman of the Board of
Thornhill, Ontario                                               the Corporation

Richard E. Smith (2)(3)        Co-Chairman, Co-Chief Executive   Officer of the Corporation
Southampton, New York          Officer and Director

David J. Stein(4)              President, Co-Chief Executive     Officer of the Corporation
Southampton, New York          Officer and Director

Aaron Serruya                  Executive Vice-President,         Officer of the Corporation
Thornhill, Ontario             Secretary and Director

David M. Smith(2)(3)           Executive Vice-President and      Officer of the Corporation
Manhasset, New York            Director

Romeo DeGasperis(2)(3)(4)      Director                          Vice President, Con-Drain
Toronto, Ontario                                                 Company Ltd.

Gary P. Stevens                Chief Financial Officer           Officer of the Corporation
Setauket, New York

Stephen Bogyay                 Executive Vice-President,         Officer of the Corporation
Barbados, West Indies          International Operations

John R. Welty, Jr.             Vice-President, Franchising and   Officer of the Corporation
Northport, New York            Foodservice

Timothy Timm                   Vice-President, Manufacturing     Officer of the Corporation
Green Bay, Wisconsin           and Quality Assurance

John M. Kaczynski              Senior Vice-President, Sales      Officer of the Corporation
Marshfield, Massachusetts

William J. Weiskopf            President, Value America          Officer of the Corporation
Midlothian, Virginia           Flavors and Ingredients

Paul C. Samuel                 Vice-President, Sam-Pack          Officer of the Corporation
Randolph, New Jersey           Flexible Packaging

V. Stephen Kangisser           Vice-President, Sales             Officer of the Corporation
Midlothian, Virginia

Fred J. Fullerton, Jr.         Vice-President,                   Officer of the Corporation
Russellville, Arkansas         Sales-Foodservice

John R. LeSauvage              Vice-President, Marketing         Officer of the Corporation
Chappaqua, New York

(1) The employment history of the above-noted directors and officers is disclosed below.

(2)   Member of Audit Committee.

(3)   Member of Compensation Committee.

(4)   Member of Corporate Governance Committee.

Michael Serruya - Co-Chairman of the Board and Director of the Corporation. Mr. Michael Serruya is a co-founder of the Corporation and has been actively involved in its development since its inception in 1986. Mr. Michael Serruya has been a Director of the Corporation since 1994 when the Corporation first went public. Mr. Serruya is primarily involved in the identification of potential acquisitions and review of the Corporation's business plan. Michael Serruya was the co-recipient in 1992 and 1993 of the Academy of Collegiate Entrepreneurs Award for North America. Michael Serruya is the brother of Aaron Serruya.

Richard E. Smith - Co-Chairman, Co-Chief Executive Officer and Director of the Corporation. Mr. Richard E. Smith was Chairman of the Board, Chief Executive Officer and a Director of Integrated Brands Inc. from October 1985 until the acquisition of Integrated Brands Inc. by a wholly owned subsidiary of the Corporation in March 1998. Mr. Richard E. Smith has been a Director of the Corporation since March 1998. Together with Mr. David Stein, he is responsible for development of the Corporation's business plan. Mr. Richard E. Smith has also been the Chairman of the Board, Secretary and a Director of Calip Dairies, Inc. for more than the past five years. Calip Dairies, Inc. owns the trademark and trade names of Dolly Madison Ice Cream. Mr. Smith was the founder of Frusen Gladje Ltd. in 1980 and was its Chairman of the Board and Chief Executive Officer until the sale of Frusen Gladje to Kraft, Inc. in 1985.

David J. Stein - President, Co-Chief Executive Officer and Director of the Corporation. Mr. David J. Stein is also Vice Chairman and Chief Operating Officer of Integrated Brands, and has been a Vice President of Integrated Brands Inc. since December 1989. Mr. David J. Stein has been a Director of the Corporation since March 1998. Together with Mr. Richard E. Smith, he is responsible for development and execution of the Corporation's business plan. Mr. David J. Stein is also involved in acquisitions by the Corporation.

Aaron Serruya - Executive Vice President and Director of the Corporation. Mr. Aaron Serruya is a co-founder of the Corporation and has been actively involved in its development since its inception in 1986. Mr. Aaron Serruya has been a Director of the Corporation since 1994 when the Corporation first went public. His day-to-day responsibilities include selling all new franchises and resales, finding new locations, and research and development. Aaron Serruya was the co-recipient in 1992 and 1993 of the Academy of Collegiate Entrepreneurs Award for North America. Aaron Serruya is the brother of Michael Serruya.

David M. Smith - Executive Vice President and Director of the Corporation. Mr. David M. Smith has been a Vice President of Integrated Brands since December 1989, and a Director of Integrated Brands Inc. since September 1993. Mr. David
M. Smith has been a Director of the Corporation since March 1998. Mr. David M. Smith manages the information systems for the Corporation and is involved in the marketing, new product development, sales and distribution functions of the Corporation. Mr. David M. Smith is Mr. Richard E. Smith's son.

Romeo DeGasperis is Vice President of Con-Drain Company Ltd., a family business in which he has worked for over 18 years. Mr. Romeo DeGasperis manages the operations and personnel of the company and is responsible for tendering new projects as well as all the networking and communications for the company. Mr. Romeo DeGasperis has been a Director of the Corporation since 2000.

Gary P. Stevens - Chief Financial Officer of the Corporation. Mr. Stevens has been President of Integrated Brands Inc. since June 1990 and Treasurer and Chief Financial Officer since April 1989. He was a Vice Chairman of the Board of Integrated Brands from August 1988 until June 1990. Mr. Stevens became a Director of Swensen's Inc. in October 1987 and served as President of Swensen's Inc. from October 1987 until June 1990. He joined Swensen's in August 1986 as Senior Executive Vice President - Finance and Administration.

Stephen Bogyay - Executive Vice-President, International Operations. Mr. Bogyay has served as Executive Vice-President and Chief Operating Officer and Director of Kayla Foods Int'l (Barbados) Inc. since 1996. Mr. Bogyay was President and Director of Bresler's (Barbados) Inc. from 1995 to 1996. Mr. Bogyay served as Vice President and Director of Yogen Fruz (Barbados) Inc. from 1994 to 1996.

John R. Welty Jr. - Vice-President, Franchising and Foodservice. Mr. Welty became Vice-President, Eskimo Pie Foodservice in October 2000 and
Vice-President, CoolBrands Franchise in May 1998. Mr. Welty has been President of Swensen's since July 1990. Prior to 1990, Mr. Welty held various executive positions with Swensen's.

Timothy Timm - Vice-President, Manufacturing and Quality Assurance. Mr. Timm has been Vice-President, Manufacturing and Quality Assurance since March 1998. He was Vice-President of Manufacturing with Integrated Brands Inc. since 1988. Prior to 1988, Mr. Timm held various manufacturing relations positions in the ice cream industry.

John M. Kaczynski - Senior Vice-President, Sales. Mr. Kaczynski has been Senior Vice-President, Sales since March 1998. From 1997 to 1998, Mr. Kaczynski was Vice-President, Sales for Integrated Brands. From 1988 to 1998, Mr. Kaczynski was Division Sales Manager with Nestle.

William J. Weiskopf - President, Value American Flavors and Ingredients. Mr. Weiskopf became President of Value American Flavors and Ingredients in October 2000. Since August 1997, Mr. Weiskopf was Vice-President and General Manager, Flavors Division of Eskimo Pie Corporation. From November 1995 to August 1997, Mr. Weiskopf was National Sales Manager, Flavors.

Paul C. Samuel - Vice-President, Sam-Pack Flexible Packaging. Mr. Samuel has been Vice-President, Sam-Pack Flexible Packaging since October 2000. Since July 1988, Mr. Samuel was Plant/General Manager of the packaging operation.

V. Stephen Kangisser - Vice-President, Sales. Mr. Kangisser became Vice-President, Sales in October 2000. From August 1998 to October 2000, he was Vice-President, Sales with Eskimo Pie Corporation and from May 1996 to July 1998 he was Vice-President, Marketing with Eskimo Pie Corporation.

Fred J. Fullerton, Jr. - Vice-President, National Accounts for Eskimo Pie Foodservice. Mr. Fullerton became Vice-President of National Accounts for Eskimo Pie Foodservice in October 2000 and is responsible for multiple unit chain account sales. In 1994, Mr. Fullerton became Director of Business Development for Eskimo Pie Foodservice.

John R. LeSauvage - Vice-President, Marketing. Mr. LeSauvage has been Vice-President, Marketing since June 1999, when he joined the Corporation. Since 1974, Mr. LeSauvage has held various sales and marketing related positions in the frozen dessert industry.

      The Corporation does not have an executive committee of its Board of Directors.

            As of August 31, 2002, all directors and officers of the Corporation, as a group beneficially own or exercise control of approximately 56% of the votes attaching to all outstanding shares of the Corporation, comprised of the following: 155,031 multiple voting shares held directly by The Serruya Family Trust and 4,078,301 multiple voting shares held by 1082272 Ontario Inc., a wholly-owned subsidiary of The Serruya Family Trust; 1,419,467 multiple voting shares held by Richard E. Smith, 288,106 multiple voting shares held by David M. Smith and 45,138 multiple voting shares held by David J. Stein; 225,827 subordinate voting shares held by Gary Stevens, Chief Financial Officer of the Corporation. In addition, Michael Serruya owns 56,000 subordinate voting shares, Aaron Serruya owns 50,749 subordinate voting shares and Richard E. Smith owns 20,000 subordinate voting shares.

ITEM 8: ADDITIONAL INFORMATION

            The Corporation will provide upon request to the Secretary of the
Corporation:

(a) when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

      (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

      (ii) one copy of the comparative consolidated financial statements of the Corporation for its most recently completed fiscal financial year together with the accompanying report of the auditor and one copy of any interim consolidated financial statements of the Corporation subsequent to the consolidated financial statements for its most recently completed financial year;

      (iii) one copy of the information circular of the Corporation in respect of its most recent Annual Meeting of Shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

      (iv) one copy of any documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above.

            Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation's comparative financial statements for its most recently completed financial year.

            The Board of Directors has approved the contents of this Annual Information Form.

                                AUDITORS' REPORT

To the Directors of CoolBrands International Inc.:

We have audited the consolidated balance sheets of CoolBrands International Inc. as at August 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

BDO DUNWOODY LLP


"BDO DUNWOODY LLP"

Chartered Accountants
Toronto, Ontario
November 1, 2002

CoolBrands International Inc.
Consolidated Balance Sheets as at August 31, 2002 and 2001

(in thousands of dollars)

                                                                  2002      2001
                                                                     $         $
                                     Assets

Current Assets:
Cash and short term investments                                 47,086    31,568
Receivables (note 4)                                            43,001    32,123
Receivables - affiliates (note 13)                               3,792     2,875
Inventories                                                     25,361    16,539
Prepaid expenses                                                 6,752     4,420
Asset held for sale                                              3,432     3,407
Future income taxes (note 9)                                     2,415     3,005
                                                               -------   -------

Total current assets                                           131,839    93,937

Future income taxes (note 9)                                     3,433     1,383

Property, plant and equipment (note 5)                          19,710    14,881

License agreements, net of accumulated amortization of
    $3,711 (2001 - $2,603)                                      13,438    14,423

Intangible and other assets (note 6)                             7,332     6,972

Goodwill (note 1)                                              107,910    94,280
                                                               -------   -------

                                                               283,662   225,876
                                                               =======   =======

          See accompanying notes to consolidated financial statements.

CoolBrands International Inc.
Consolidated Balance Sheets as at August 31, 2002 and 2001

(in thousands of dollars)

                                                                   2002     2001
                                                                      $        $
                      Liabilities and Shareholders' Equity

Current Liabilities:

Accounts payable                                                 24,399   24,068
Payables - affiliates (note 13)                                     978      723
Accrued liabilities                                              32,880   17,377
Income taxes payable                                              7,347    2,799
Future income taxes (note 9)                                      2,566      904
Current maturities of long-term debt (note 7)                     6,315    4,658
                                                                -------  -------

Total current liabilities                                        74,485   50,529

Long-term debt (note 7)                                          29,279   35,381

Other liabilities                                                 5,240    5,221

Future income taxes (note 9)                                      3,950    2,108
                                                                -------  -------

Total liabilities                                               112,954   93,239
                                                                -------  -------

Commitments and contingencies (notes 11 and 12)

                              Shareholders' Equity

Capital stock (note 8)                                          122,378  105,573

Cumulative translation adjustment                                 5,685    5,403

Retained earnings                                                42,645   21,661
                                                                -------  -------

Total shareholders' equity                                      170,708  132,637
                                                                -------  -------

                                                                283,662  225,876
                                                                =======  =======

          See accompanying notes to consolidated financial statements.


  Approved by the Board,


         "David J. Stein"
   _____________________________________, Director


         "Romeo DeGasperis"
   _____________________________________, Director

CoolBrands International Inc.
Consolidated Statements of Earnings
for the years ended August 31, 2002 and 2001

(in thousands, except for earnings per share data)

                                                                2002      2001
                                                                   $         $
Revenues:

Sales                                                        236,028   170,549

Franchising and licensing revenues:

Royalty income                                                 3,070     3,326
Franchise and license fees                                     1,213     1,349
Consumer products license fees                                   904       764

Net rental and other income                                    1,007     1,622
                                                             -------   -------

Total revenues                                               242,222   177,610
                                                             -------   -------

Operating expenses:

Cost of goods sold                                           129,246    98,190
Selling, general and administrative expenses                  77,558    58,699
Interest expense                                               2,544     3,456
                                                             -------   -------

                                                             209,348   160,345
                                                             -------   -------

Earnings before income taxes                                  32,874    17,265
                                                             -------   -------

Provision for income taxes (note 9):

Current                                                        9,715     2,712
Future                                                         2,175     3,425
                                                             -------   -------

                                                              11,890     6,137
                                                             -------   -------

Net earnings                                                  20,984    11,128
                                                             =======   =======

Earnings per share:
Basic                                                           0.44      0.24
Diluted                                                         0.42      0.24

Weighted average shares outstanding:

Shares used in per-share calculation - basic                  48,050    45,834

Shares used in per-share calculation - diluted                50,346    46,457


          See accompanying notes to consolidated financial statements.

CoolBrands International Inc.
Consolidated Statements of Retained Earnings for the years ended August 31, 2002 and 2001

(in thousands of dollars)

                                                                 2002      2001
                                                                    $         $
Retained earnings as originally stated
    Beginning of year                                          21,661     6,514

Adjustment to reflect adoption of asset and liability
    method of accounting for future income taxes (note 2)                 4,019
                                                              -------   -------

Restated retained earnings
    Beginning of year                                          21,661    10,533

Net earnings for the year                                      20,984    11,128
                                                              -------   -------

Retained earnings - end of year                                42,645    21,661
                                                              =======   =======

          See accompanying notes to consolidated financial statements.

CoolBrands International Inc.
Consolidated Statements of Cash Flows
for the years ended August 31, 2002 and 2001

(in thousands of dollars)

                                                               2002       2001
                                                                  $          $
Cash and short term investments provided by (used in):

Operating activities:
Net earnings                                                 20,984     11,128
Items not affecting cash
      Depreciation and amortization                           4,646      6,908
      (Gain) loss on disposal of equipment                      290
      Future income taxes                                     2,175      3,425
Changes in current assets and liabilities, net of
  businesses acquired
      Receivables                                            (8,156)   (11,451)
      Receivables - affiliates                                 (927)    (1,248)
      Allowance for doubtful accounts                          (980)     2,010
      Inventories                                            (7,500)    (1,850)
      Prepaid expenses                                       (2,285)    (1,700)
      Accounts payable                                           58      6,286
      Payables - affiliates                                     257        (56)
      Accrued liabilities                                    11,520     (6,861)
      Income taxes payable                                    4,587      1,297
      Other assets                                             (336)       (39)
      Other liabilities                                          19        478
                                                            -------    -------

Cash provided by operating activities                        24,062      8,617
                                                            -------    -------

Investing activities:
Increase in notes receivable                                    (44)      (136)
Repayment of notes receivable                                    91        291
Purchase of leasehold improvements and equipment             (6,338)    (3,700)
Purchase of intangible assets                                  (260)       (94)
Proceeds on sale of equipment                                              528
Acquisitions, net of cash acquired                           (8,628)   (41,175)
                                                            -------    -------

Cash used in investing activities                           (15,179)   (44,286)
                                                            -------    -------

Financing activities:
Proceeds from special warrants                               13,908
Proceeds from borrowing of long-term debt                               45,852
Proceeds from issuance of Class A and B shares                2,507        104
Repayment of long-term debt                                  (6,662)   (14,344)
                                                            -------    -------

Cash provided by financing activities                         9,753     31,612
                                                            -------    -------
(Decrease) increase in cash flows due to changes in
  foreign exchange rates
                                                             (3,118)       262
                                                            -------    -------

Increase (decrease) in cash and short term investments       15,518     (3,795)

Cash and short term investments - beginning of year          31,568     35,363
                                                            -------    -------

Cash and short term investments - end of year                47,086     31,568
                                                            =======    =======

          See accompanying notes to consolidated financial statements.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

1.    Description of business and summary of significant accounting policies

      CoolBrands International Inc. (the "Company") markets, distributes, sub-licenses and sells a variety of branded frozen dessert products to supermarkets, grocery stores, club stores, convenience stores, gourmet shops and delicatessens in Canada, the United States and certain foreign countries and also franchises frozen yogurt and ice cream stores, dip shops and family style restaurants throughout Canada, the United States and over 80 foreign countries. The Company also manufactures and sells soft serve frozen yogurt and ice cream mixes, a variety of flavours and ingredients and flexible packaging.

      Basis of presentation

      The consolidated financial statements are prepared by management using accounting principles generally accepted in Canada and include all wholly and majority owned subsidiaries. All significant intercompany transactions of consolidated subsidiaries are eliminated. Acquisitions recorded as purchases are included in the statement of earnings from the date of acquisition. All amounts are reported in Canadian dollars unless otherwise indicated.

      Use of estimates

      The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimated.

      Cash and short term investments

      All highly liquid commercial paper purchased with maturities of three months or less is classified as a cash equivalent. Cash equivalents are stated at cost, which approximates market value.

      Inventories

      Inventories consist primarily of ice cream, frozen yogurt and frozen dessert products, food supplies and packaging. Inventories are valued at the lower of cost and net realizable value, with cost determined principally by the first-in, first-out (FIFO) method.

      Property, plant and equipment

      Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of buildings and leasehold improvements and equipment is provided by the straight-line or declining balance methods, using the estimated useful lives of the assets, principally 25 to 38 years and 3 to 10 years, respectively. Store leasehold improvements are amortized on a straight-line basis over the terms of the leases, principally 5 to 10 years.

      Trademarks, license agreements and franchise agreements and rights

      Trademarks, license agreements and franchise agreements and rights are stated at cost less accumulated amortization. Amortization is provided by the straight-line method using the terms of the agreements, which range from 3 to 20 years.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

1.    Description of business and summary of significant accounting policies
      (cont'd)

      Goodwill

      Goodwill represents the excess of cost over the fair market value of the acquired business' net assets, less accumulated amortization through August 31, 2001. Goodwill was amortized on a straight-line basis over twenty to forty years, the period of expected benefit, prior to September 1, 2001. As of September 1, 2001 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants on accounting for goodwill and other intangible assets. As a result of this change, goodwill is no longer amortized.

      Goodwill is evaluated annually for possible impairment. The Company uses an estimate of the related reporting units' discounted future cash flows in determining if the fair value of the reporting units' is recoverable. Any permanent impairment in the value of goodwill would be written off against earnings. Based on the impairment tests performed, there was no impairment of goodwill in fiscal 2002. As a result of the Company's evaluation and review of goodwill and intangible assets in 2002 the Company classified $5,339,000 as License Agreements which had been previously included as goodwill in connection with the acquisition of Eskimo Pie Corporation. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

      Revenue recognition

      Revenue from sales of the Company's products is recognized at the time of sale, which is generally when products are shipped to customers.

      Revenue from sales by Company-owned and operated stores is recognized when products are purchased by customers.

      Master franchise fee revenues are recognized at the time the Company has received the deposit specified in the master franchise agreement, has substantially performed all significant services to be provided in accordance with the terms of the agreement and when collectibility is reasonably determinable.

      Single store franchise fees are recognized as revenue when the franchise application is approved, cash payments are received, and the Company has performed substantially all services required under the agreement.

      Continuing franchise royalties are based on a percentage of gross sales as reported by the franchisees or gross products purchased by the franchisees. These fees are recognized on an accrual basis as they are earned.

      Advertising

      The Company spends a significant amount of its advertising dollars with its supermarket customers in the form of co-operative advertising in the chains' weekly circulars. The remainder of the Company's advertising is spent on media and other direct advertising. All advertising costs are expensed as incurred. The Company spent $5,991,000 on advertising for the year ended August 31, 2002 (2001 - $3,550,000).

      Product introductory costs

      The Company capitalizes certain product introductory placement costs (i.e. slotting fees) paid to customers, which are incurred to develop new markets for new and existing products sold for the first time. The payment of such fees is common in the industry. These costs are expensed over a twelve month period. Product introductory expense was $6,700,000 for the year ended August 31, 2002 (2001 - $2,683,000).

      Fair value of financial instruments

      The carrying amount of financial instruments including cash and short term investments, receivables, receivables - affiliates, accounts payable, payables - affiliates and accrued liabilities approximates fair value at August 31, 2002, because of the relatively short maturity of these instruments.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

1.    Description of business and summary of significant accounting policies
      (cont'd)

      Concentration of credit risk

      Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and short-term investments and receivables. The Company attempts to minimize credit risk with respect to receivables by reviewing customers' credit history before extending credit, and by regularly monitoring customers' credit exposure. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

      Earnings per share

      Effective September 1, 2001 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants on earnings per share, which requires the use of the treasury stock method to determine the dilutive effect of stock options as opposed to the previously used imputed earnings approach in the calculation of diluted earnings per share. Earnings per share data for the year ended August 31, 2001 has been calculated using the new recommendations.

      Foreign currency translation

      Translation gains or losses of accounts of foreign subsidiaries considered financially and operationally self-sustaining are deferred as a separate component of shareholders' equity until there has been a realized reduction in the net investment.

      Foreign currencies are translated into Canadian dollars using the average exchange rate for the year for items included in the consolidated statements of operations. Foreign currencies are translated into Canadian dollars using the current rate for assets and liabilities included in the consolidated balance sheets except for earnings reinvested in the business, which are translated at historical rates.

      Income taxes

      Income taxes are calculated using the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

      Stock Option Plan

      The Company has a stock option plan for directors, officers, consultants and key employees. No compensation expense is recognized in accounting for stock options in the Company's Consolidated Statements of Earnings because the exercise price of the Company's granted stock options equals the market price of the underlying stock on the date of grant. When options are exercised the amount received is credited to share capital.

      Reclassification

      Certain 2001 amounts have been reclassified to conform with the 2002 presentation.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

2.    Change in accounting policies

      a.    Goodwill

      Effective September 1, 2001, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants relating to accounting for goodwill. Under the new standard, goodwill and other intangible assets with indefinite lives are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard. The effect of this change is to increase earnings by $1,669,000 or $.04 per share in fiscal 2001 as noted in the following table.

                                                   Year Ended
                                                    August 31
                                                 2002       2001
                                                 ----       ----
                                                    $          $
               Reported net earnings           20,984     11,128
               Goodwill amortization                       1,669
                                             --------   --------
               Adjusted net earnings           20,984     12,797
                                             ========   ========

               Basic earnings per share:
                    Reported net earnings    $   0.44   $   0.24
                    Goodwill amortization        0.04
                                             --------   --------
                    Adjusted net earnings    $   0.44   $   0.28
                                             ========   ========

               Diluted earnings per share:
                    Reported net earnings    $   0.42   $   0.24
                    Goodwill amortization        0.04
                                             --------   --------
                    Adjusted net earnings    $   0.42   $   0.28
                                             ========   ========

      b.    Earnings Per Share

      The effect of adopting the Treasury Method, as described in Note 1, was to increase diluted earnings per share in fiscal 2001 by $.01.

      b.    Income Taxes

      In fiscal 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (the "CICA") with respect to accounting for income taxes. Under the recommendations, the asset and liability method of income tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Previously, the deferral method of income tax allocation was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns, and measured at the tax rate in effect in the year the difference originated. The new method was applied retroactively without restatement of the 2000 financial statements. The effect of the recommendations on the opening 2001 financial statements, was to increase net future income tax assets on the balance sheet by $4,019,000 with an offsetting increase in retained earnings.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

3.    Acquisitions

      a.    2002 Acquisitions

      On June 30, 2002, the Company acquired the business and assets of Fruit-a-Freeze, Incorporated. Fruit-a-Freeze, Incorporated began making frozen fruit bars in 1977, and was a pioneer in establishing the market for frozen novelties made from whole fruit and all natural ingredients. In its home market in Southern California, Fruit-a-Freeze products are consistently top ranked sellers among frozen novelties.

      The acquisition included the Fruit-a-Freeze leased frozen novelty manufacturing facility in Norwalk, CA, and Fruit-a-Freeze's frozen distribution center and direct store delivery route distribution system, operated out of a frozen storage warehouse located at the Norwalk facility. The Fruit-a-Freeze distribution system services supermarket chains, club stores, independent grocers, convenience stores and independent distributors throughout Southern California.

            The following is a summary of the assets acquired and the fair value assigned thereto, and the purchase consideration given:

              Fair value acquired:              $      Purchase consideration:           $
                Current assets              2,814        Cash                          137
                Equipment                     970        Future payment
                Other assets                   23           contingent upon year
                Intangible assets             153           one sales                2,280
                Goodwill                    4,921
                                            -----
                                            8,881
                Less: Liabilities           6,464
                                            -----                                    -----
                                            2,417                                    2,417
                                            =====                                    =====

      In addition to the $2,280,000 cash payment contingent upon sales in year one, the Agreement specifies additional payments contingent upon the sales of Fruit-a-Freeze branded products in excess of U.S. $11,173,000 in both years two and three. However, since it is unlikely that any additional payments will be required for years two and three, the Company has not recorded a liability for such additional contingent consideration payments.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

3.    Acquisitions (cont'd)

      On August 16, 2002, the Company purchased the business and assets of Chipwich, Inc., maker of the Chipwich Ice Cream Cookie Sandwich. A Chipwich is premium ice cream sandwiched between two specially formulated chocolate chip cookies and rolled in pure chocolate chips. When it was introduced in 1981, Chipwich created the adult premium ice cream novelty category. Since then, Chipwich has established itself as one of the best-known brand names for frozen novelties.

            The following is a summary of the assets acquired and the fair value assigned thereto, and the purchase consideration given:

                    Fair value acquired:        $       Purchase consideration:         $
                      Current assets          379         Cash                      8,491
                      Plant equipment         550         Cash payment, Due:
                      Intangible assets       156            January 15, 2003,
                      Goodwill              8,187            subject to certain
                                                             potential adjustments    391
                                                          Warrants issued             390
                                            -----                                  ------
                                            9,272                                   9,272
                                            =====                                  ======

      b.    2001 Acquisition

      On October 6, 2000, the Company completed the acquisition of Eskimo Pie Corporation by purchasing the 2.9 million shares not owned by the Company for U.S.$10.25 a share or U.S.$29.7 million. In connection with the acquisition, a U.S. subsidiary borrowed U.S.$30 million to finance the acquisition.

      Eskimo Pie created the frozen novelty industry in 1921 with the invention of the Eskimo Pie ice cream bar. Today, the Company markets a broad range of frozen novelties, ice cream and frozen dessert products under the Eskimo Pie, Welch's and Weight Watchers Smart Ones brand names.

      In addition to products manufactured for use in its business, the Company sells various other ingredients to the dairy industry produced at its New Berlin, Wisconsin facility. The business involves blending, cooking and processing basic flavours and fruits to produce products, which subsequently are used by customers to flavour frozen desserts, ice cream novelties and fluid dairy products. The Company also manufactures flexible packaging, such as private label ice cream novelty wraps, at its Bloomfield, New Jersey plant. These products are sold to the dairy industry, including many of the Company's manufacturers.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

      In addition to products manufactured for use in its business, the Company also manufacturers soft serve yogurt and premium ice cream mixes in a leased facility in Russellville, Arkansas. Soft serve mix is sold under the Eskimo Pie brand name to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft serve ice cream and yogurt products to consumers.

            The following is a summary of the assets and liabilities acquired and the fair value assigned thereto, and the purchase consideration given:

                   Fair value acquired:                  $     Purchase consideration:        $
                     Current assets                 20,420       Cash                    54,941
                     Property, plant and equipment   8,164       Acquisition costs          454
                     Asset held for sale             3,303
                     License agreements              5,339
                     Intangible assets               2,268
                     Goodwill                       45,827
                                                    ------
                                                    85,321
                     Less: Liabilities              29,926
                                                    ------                               ------

                                                    55,395                               55,395
                                                    ======                               ======

4.    Receivables

                                                             2002     2001
                                                                $        $
        Trade accounts receivable                          45,502   34,814
        Franchise and license fees receivable               2,326    3,159
        Notes receivable, current maturities                  196      145
                                                           ------   ------

                                                           48,024   38,118
        Less:  Allowance for doubtful accounts              5,023    5,995
                                                           ------   ------

                                                           43,001   32,123
                                                           ======   ======

5.    Property, plant and equipment

                                                             2002     2001
                                                                $        $
        Land                                                1,032    1,025
        Buildings                                           4,651    4,462
        Machinery and equipment                            19,438   12,962
        Leasehold improvements                              2,629    1,820
                                                           ------   ------

                                                           27,750   20,269
        Less: Accumulated depreciation and amortization
            Buildings                                         641      263
            Machinery and equipment                         6,612    4,567
            Leasehold improvements                            787      558
                                                           ------   ------

                                                           19,710   14,881
                                                           ======   ======

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

6.    Intangible and other assets

                                                          2002     2001
                                                             $        $
        Trademarks                                       4,857    4,508
        Franchise agreements and rights                    825      821
        Territorial agreements                             479      475
        Notes receivable                                   538      636
        Other                                            2,374    2,017
                                                        ------   ------

                                                         9,073    8,457

        Less:  Accumulated amortization
            Trademarks                                   1,103      985
            Franchise agreements and rights                256      191
            Territorial agreements                         382      309
                                                        ------   ------

                                                         7,332    6,972
                                                        ======   ======

7.    Long-term debt

                                                          2002     2001
                                                             $        $
        Term loan, unsecured                            33,516   39,853
        Term loans, secured                                507
        Revolving line of credit                         1,052
        Capitalized leases                                 519      186
                                                        ------   ------
                                                        35,594   40,039
        Less:  Current maturities                        6,315    4,658
                                                        ------   ------

                                                        29,279   35,381
                                                        ======   ======

      In connection with the acquisition of Eskimo Pie Corporation, a U.S. subsidiary borrowed U.S. $30,000,000, to finance the acquisition. The unsecured term loan is payable in monthly installments of U.S. $250,000, with the remaining principal balance due November 1, 2005. Interest is payable monthly on the unpaid principal balance with interest rates fluctuating with changes in the prime lending or labor rate and the ratio of funded debt to EBITDA. The interest rates, plus applicable margins were fixed through August 31, 2001 at the lower of prime plus 1/2% or labor plus 2 1/2%. As of August 31, 2002, the term loan balance was U.S. $21,500,000.

      All borrowings under the above unsecured term loan agreement are guaranteed by the Company. The agreement contains restrictions relating to the payment of dividends, rental obligations, liens, indebtedness, dispositions of property, change in the nature of its business, change in ownership and requires that the net proceeds from the sale (other than in the ordinary course of business) of any assets of Eskimo Pie Corporation must be utilized to reduce the then outstanding principal balance of the term loan. In addition, the Company must maintain certain financial ratios and limit capital expenditures to U.S. $5 million during any fiscal year.

      The U.S. based subsidiary entered into an interest rate protection agreement on April 1, 2001 covering $15,000,000 of the then outstanding principal balance of the senior unsecured term loan with a fixed labor interest rate of 5.18%, plus applicable margin. This interest rate protection agreement terminates on April 1, 2004. At August 31, 2002, the fair value of this interest rate protection agreement was $593,000 in favor of the bank and is not reflected in the Consolidated Financial Statements.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

      The subsidiary also has a U.S. $10 million unsecured revolving credit facility. The revolving credit facility is available for general corporate purposes and has a maturity date of December 31, 2002. Interest is payable monthly on the unpaid principal balance of borrowings under this facility with an interest rate of labor plus 2%. The subsidiary agreed to pay a fee of 1/4% per annum on the unused portion of the commitment. As of August 31, 2002, the subsidiary has $U.S.10 million of available credit under the revolving credit facility.

      Certain term loans, a U.S. $750,000 revolving line of credit and capitalized leases were assumed by a U.S. subsidiary in connection with the acquisition of the business and assets of Fruit-A-Freeze, Inc. The secured term loans are payable in monthly installments of U.S. $21,521. Interest at prime plus 1% is payable monthly on the unpaid principal balance with interest rates fluctuating with changes in the prime lending rate. The U.S. $750,000 revolving line of credit is available for general corporate purposes and has a maturity date of June 1, 2003. Interest is payable monthly on the unpaid principal balance with an interest rate of prime plus 1%. As of August 31, 2002, $675,000 is outstanding under the revolving line of credit.

      Repayments of long-term debt due in each of the next five years are as follows:

                                                                $

                           2003                             6,315
                           2004                             4,996
                           2005                             4,709
                           2006                            19,526
                           2007                                48
                                                           ------

                                                           35,594
                                                           ======

      Interest paid during the year ended August 31, 2002 was $2,472,000 (2001 - $3,271,000).

8.    Capital stock

      Authorized number of shares:
        Class A Subordinate voting shares              200,000,000
        Class B Multiple voting shares                 200,000,000

      Class A subordinate voting shares have a preferential right to receive cash dividends when, as and if declared by the Board of Directors. Class B multiple voting shares can be converted at any time into an equivalent number of Class A subordinate voting shares. The Class A subordinate voting shares are entitled to one vote per share and the Class B multiple voting shares are entitled to ten votes per share.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

8.    Capital stock (cont'd)

      The Company had the following share transactions during the years ended August 31, 2002 and 2001:

                                                        Class A           Class B
                                                      subordinate         multiple
                                                     voting shares      voting shares       Warrants          Amount
                                                           #                  #                #                   $
                                                    ----------------    --------------    ------------   -----------
     Balance at August 31, 2000                               39,518             6,308                       105,469

     Shares issued for cash for stock options
        exercised                                                 14                49                           104
     Multiple voting shares converted to
        Subordinate voting shares                                117              (117)
                                                    ----------------    --------------                   -----------

     Balance at August 31, 2001                               39,649             6,240                       105,573

     Shares issued upon the exercise of special
       warrants                                                3,750                                          13,908
     Shares issued for cash for stock options
       exercised                                               1,894               173                         2,507
     Multiple voting shares converted to
       Subordinate voting shares                                 204              (204)
     Warrants issued in connection with
       acquisition                                                                                 100           390
                                                    ----------------    --------------    ------------   -----------
     Balance at August 31, 2002                               45,497             6,209             100       122,378
                                                    ================    ==============    ============   ===========
     Paid-in-balance                                        $104,604           $17,384            $390
                                                    ================    ==============    ============

      The Company has granted options to purchase subordinate and multiple voting shares to directors, officers, consultants and key employees under the Company's stock option plans. A summary of the activity of the Company's stock option plans for the years ended August 31, 2002 and 2001 is summarized below:

                                              1998 Stock       Integrated Brands Stock         1995
                                                Option               Option Plan            Stock Option
                                                 Plan                                           Plan
                                             --------------    -------------------------    -------------
                                              Subordinate       Multiple    Subordinate      Subordinate       Weighted
                                                Voting           Voting       Voting            Voting          Average
                                                Shares           Shares       Shares            Shares         Exercise
                                                                                                                Price
                                             -------------     ------------------------     -------------    -----------
     Outstanding at August 31, 2000                2,897              349          254               28            4.31

     Granted                                       2,918                                                           1.19
     Exercised                                                        (49)         (14)                            1.66
     Expired                                                                        (4)             (28)           1.89
     Cancelled                                    (1,008)                                                          4.55
                                             -----------       -----------------------      -----------      ----------

     Outstanding at August 31, 2001                4,807              300          236                             2.57

     Granted                                          55                                                           1.24
     Exercised                                    (1,658)            (173)        (236)                            1.21
     Cancelled                                       (28)                                                          1.24
                                             -----------       -----------------------      -----------      ----------

     Outstanding at August 31, 2002                3,176              127                                          3.41
                                             ===========       =======================      ===========      ==========

     Options exercisable at August 31, 2002        2,767              127                                          3.71
                                             ===========       =======================      ===========      ==========

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

8.    Capital stock (cont'd)

      Stock options outstanding at August 31, 2002, aggregating 3,303,000 shares, have a weighted-average contractual life of 2.9 years and a weighted-average exercise price of $3.41 per share. Stock options exercisable at August 31, 2002 have a weighted-average exercise price of $3.71 per share. The price range was $1.15 to $1.35 (1,624,000 outstanding and 1,215,000 exercisable), $4.30 (1,015,000 options exercisable), $5.72
      (127,000 exercisable) and $7.80 (537,000 options exercisable) at August 31, 2002. Stock options reserved for future grant at August 31, 2002 aggregated 166,000.

      On November 1, 2002, the Company's shareholders approved the 2002 Stock Option Plan, which reserved 5.17 million options for issuance and limited the number of options that may be granted in any one fiscal year to 2.5% of outstanding shares.

9.    Income taxes

      The effective income tax rate on earnings is affected from year to year by the geographic mix of the consolidated earnings before income taxes. The following table reconciles income taxes computed by applying the combined Canadian federal/provincial statutory rate with the actual income tax provision:

                                                                   2002       2001

                                                                      %          %
      Combined basic Canadian Federal and Provincial income
          tax rate                                                44.62      44.62
      Impact of operating in foreign countries with lower
          effective rates                                         (9.63)    (11.06)
      Permanent differences                                        1.18       1.98
                                                                -------    -------

                                                                  36.17      35.54
                                                                =======    =======

      The Company's subsidiaries have operating loss carry-forwards for income tax purposes amounting to approximately $5,393,000 (2001 - $7,639,000). These losses expire in various amounts through the year 2019.

      Significant components of the Company's future tax assets and liabilities as of August 31, 2002 are as follows:

                       Future Tax Assets                $             Future Tax Liabilities               $
                       -----------------                              ----------------------
                                                              Tax amortization in excess of book
       Non-capital loss carry-forwards              2,000       amortization                           2,652
                                                              Tax depreciation in excess of book
       Accounting allowances not deducted for tax   1,579       depreciation                             377
       Other                                        2,269     Other                                    3,487
                                                    -----                                              -----
       Total Future Tax Assets                      5,848     Total Future Tax Liabilities             6,516
                                                    =====                                              =====

      Income taxes paid during the year ended August 31, 2002 were $4,739,000 (2001 - $248,000).

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

10.   Retirement Plans

      Eskimo Pie Corporation had maintained two defined benefit pensions plans covering substantially all salaried employees. Upon the acquisition of Eskimo Pie Corporation by the Company all future participation and all benefits under the plans were frozen. These plans provide retirement benefits based primarily on employee compensation and years of service up to the acquisition of Eskimo Pie Corporation by the Company. The above mentioned plans are referred to as the "Pension Benefits".

      In addition, Eskimo Pie Corporation entered into an agreement with Reynolds Metals Company to indemnify the cost of retiree health care and life insurance benefits for salaried employees of Eskimo Pie Corporation who had retired prior to April 1992. Under this agreement, Eskimo Pie Corporation may elect to prepay its remaining obligation. Eskimo Pie Corporation did not provide postretirement health and life insurance benefits for employees who retired subsequent to April 1992. This indemnity agreement is referred to as the "Other Benefits".

      The following table reconciles the changes in benefit obligations and plan assets in 2002, and reconciles the funded status to accrued benefit cost at August 31, 2002:

                                             Pension Benefits   Other Benefits
                                             ----------------   --------------
                                                      $                  $
         Benefit Obligation
         Beginning balance                        2,956              2,755
         Interest cost                              204                225
         Actuarial loss                              28
         Lump sum purchase of obligations          (105)
         Benefit payments                          (110)              (146)
                                                 ------             ------

         Ending balance                           2,973              2,834
                                                 ======             ======
         Plan assets - Basic value

         Beginning balance                        3,201
         Actual return on plan assets              (296)
         Contributions                              117
         Benefit payments                          (216)
                                                 ------             ------

         Ending balance                           2,806
                                                 ======             ======

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

10.   Retirement Plans (cont'd)

      The funded status for the post retirement health and life insurance benefits is as follows:

                                                             Other Benefits
                                                             --------------
                                                                     $
         Benefit obligations in excess of Plan assets            2,834
                                                                 =====

         Accrued benefit cost                                    2,834
                                                                 =====

      The accrued benefit cost of $2,834,000 is included in Other liabilities at August 31, 2002.

      The following table provides the components of the net periodic benefit cost:

                                              Pension Benefits  Other Benefits
                                              ----------------  --------------
                                                       $                $

        Interest cost                                204              225
        Expected return on Plan assets              (254)
        Recognized net actuarial gain                 (1)
                                                    ----              ---

        Net period benefit cost (income)             (51)             225
                                                    ====              ===

      The assumptions used in the measurement of the Eskimo Pie Corporation's benefit obligations are as follows:

                                                            Pension Benefits              Other Benefits
                                                            ----------------              --------------

        Benefit obligation, beginning of year                       7.0%                        7.75%
        Expected return on plan assets, during the year             8.0%

      The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) is 6.5% for 2002 and is assumed to decrease to 5% by 2003 and remain at that level thereafter. A one percentage point increase or decrease in the assumed health care cost trend rate would change the accumulated postretirement benefit obligation by approximately $232,500 and the net periodic postretirement benefit cost by approximately $23,250.

11.   Commitments

      The majority of store and office facility leases are under non-cancelable leases. Substantially all of the leases are net leases, which require the payment of property taxes, insurance and maintenance costs in addition to minimum rental payments. Certain store leases provide for additional rentals based on a percentage of sales and have renewal options for one or more periods from five to twenty years.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

11.   Commitments (cont'd)

      At August 31, 2002 the future minimum lease payments under operating leases with rental terms of more than one year amounted to:

               Fiscal year ending:                             $

                        2003                               1,182
                        2004                                 847
                        2005                                 570
                        2006                                 284
                        2007                                 124
                        Later years                          660
                                                           -----

               Total minimum obligations                   3,667
                                                           =====

      Total rental expense relating to all operating leases (including those with terms less than one year) was $1,302,000 (2001 - $1,544,000).

12.   Contingencies

      The Company is a party to legal proceedings and disputes with franchisees, former franchisees and others, which arise in the ordinary course of business. In the opinion of the Company, it is unlikely that the liabilities, if any, arising from the legal proceedings and disputes will have a material adverse effect on the consolidated financial position of the Company or its operations.

      Several subsidiaries hold master store leases or have guaranteed store leases covering franchised locations. Such leases expire at varying dates to 2012. Where a subsidiary holds the master lease, these premises have been subleased to franchisees under terms and rental rates substantially the same as those in master leases. In a majority of these instances, franchisees make all lease payments directly to the landlords. The Company provides an estimated liability for lease terminations in the event of a default by a franchisee based on the expected costs of releasing or settlement with the landlord. The liability was $610,000 at August 31, 2002. Aggregate minimum future rental payments under these leases approximated $11,329,000 at August 31, 2002 (2001 - $14,111,000).

13.   Related party transactions and amounts

      Receivables - affiliates consist of $266,000 (2001 - $255,000) in advances which are unsecured, non-interest bearing and due on demand. The affiliates include directors and officers of the Company.

      Calip Dairies, Inc. ("Calip"), an ice cream distributor owned by an officer, director and shareholder of the Company, has a management agreement with Integrated Brands Inc., which the Company acquired in March 1998. This agreement terminates on December 31, 2007 and thereafter shall automatically renew December 31 of each year for an additional one year term, unless terminated under certain conditions. Under the agreement, Calip provides management services to Integrated Brands for an annual fee of U.S.$1,000,000. Such management fees incurred for the year ended August 31, 2002 were $1,559,000 (U.S.$1,000,000) (2001 - $1,528,000
      (U.S.$1,000,000)). At August 31, 2002, the $978,000 (2001 - $723,000)
      balance of payables - affiliates represents payables to Calip.

      Integrated Brands Inc., also has a distribution agreement with Calip for distribution of the Company's products in the New York Metropolitan Area, Fairfield County in the state of Connecticut, and New Jersey. The distribution agreement continues until December 31, 2007 and thereafter shall automatically renew on December 31st of each year while the agreement is in effect for an additional one year term. The distribution agreement is terminable by either party on sixty days notice. Sales of products to Calip were $11,709,000 for the year ending August 31, 2002 (2001 - $8,965,000). At August 31, 2002, $3,526,000 of the receivables -
      affiliates represent receivables from Calip (2001 - $2,620,000). The transactions with Calip occur in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

14.   Segment information

      CoolBrands International's reportable segments are Prepackaged consumer products, Foodservice, Dairy components and Franchising and licensing, including Company-owned stores.

      Revenues and profits in the Prepackaged consumer products segment are generated from selling a variety of prepackaged frozen dessert products to distributors and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

      Revenues and profits in the Foodservice segment are generated from manufacturing and selling soft serve yogurt and premium ice cream mixes to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft serve ice cream and yogurt products to consumers.

      Revenues and profits in the Dairy components segment are generated from the manufacturing and selling of various ingredients to the dairy industry and from the manufacturing and selling of flexible packaging, such as private label ice cream novelty wraps.

      Revenues and profits in the Franchising and licensing segment are generated by franchising activities, which generate initial and recurring revenues and the manufacture and sale of proprietary products to franchisees and licensees and from Company-owned stores selling ice cream and soft serve yogurt out of company-owned stores and outlets.

      The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies". As discussed in Note 1, the Company no longer amortizes goodwill. Accordingly, amortization of goodwill is not reflected in the segment information for 2001 to conform with the 2002 segment information. CoolBrands International Inc. evaluates the performance of its segments and allocates resources to them based on their operating contribution, which represents segment revenues, less direct costs of operation, excluding the allocation of corporate expenses.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

14.   Segment information (cont'd)

                                                   Year Ended August 31, 2002

INDUSTRY SEGMENTS:     Prepackaged    Foodservice           Dairy      Franchising     Corporate     Consolidated
                          consumer                     components              and
                          products                                       licensing

                                 $              $                $               $              $               $
                      ------------    -----------      -----------     -----------     ----------    ------------
Revenues                   157,337         26,285           37,743          24,702            286         246,353
Interest income                380                                             245             44             669
Inter-segment
  revenues                    (122)        (1,218)          (3,133)            (92)          (235)         (4,800)
                      ------------    -----------      -----------     -----------     ----------    ------------
Net revenues               157,595         25,067           34,610          24,855             95         242,222
                      ------------    -----------      -----------     -----------     ----------    ------------

Segment earnings            26,101          2,289            4,077           3,867             95          36,429

General corporate
  expenses                                                                                 (1,011)         (1,011)

Interest expense            (2,526)                                            (18)                        (2,544)
                      ------------    -----------      -----------     -----------     ----------    ------------

Earnings before
  income taxes              23,575          2,289            4,077           3,849           (916)         32,874
                      ============    ===========      ===========     ===========     ==========
Provision for
  income taxes                                                                                             11,890
                                                                                                     ------------

Net earnings                                                                                               20,984
                                                                                                     ============

Assets                     176,937         15,249           44,118          42,070          5,288         283,662

Capital expenditures         5,236            397               78             627                          6,338

Depreciation and
    amortization             2,212            823              492           1,119                          4,646

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

14.   Segment information (cont'd)

                                                           Year Ended August 31, 2001

INDUSTRY SEGMENTS:             Prepackaged      Foodservice            Dairy     Franchising      Corporate   Consolidated
                                  consumer                        components            and
                                  products                                        licensing

                                         $                $                $               $              $               $
                               -----------     ------------      -----------     -----------      ---------      ----------
Revenues                           104,101           23,856           27,347          27,990           299          183,593
Interest income                        539                                               558           117            1,214
Inter-segment revenues                (680)          (1,869)          (4,400)                         (248)          (7,197)
                               -----------     ------------      -----------     -----------      ---------      ----------
Net revenues                       103,960           21,987           22,947          28,548           168          177,610
                               -----------     ------------      -----------     -----------      ---------      ----------

Segment earnings (loss)             14,205              (76)           2,434           5,141           168           21,872

General corporate
  expenses                                                                                          (1,151)          (1,151)

Interest expense                    (3,443)                                              (13)                        (3,456)
                               -----------     ------------      -----------     -----------      ---------      ----------

Earnings (loss) before
  income taxes                      10,762              (76)           2,434           5,128          (983)          17,265
                               ===========     ============      ===========     ===========      =========
Provision for
   income taxes                                                                                                       6,137
                                                                                                                 ----------

Net earnings                                                                                                         11,128
                                                                                                                 ==========

Assets                             120,520           11,377           46,341          44,165         3,473          225,876

Capital expenditures                 1,372            1,613               37             678                          3,700

Depreciation and
   amortization                      2,093              210              512           1,137           287            4,239

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

14.   Segment information (cont'd)

                                           Year Ended August 31, 2002
GEOGRAPHIC SEGMENTS:

                                                   Canada   United States    International      Consolidated
                                                        $               $                $                 $
                                                 --------   -------------    -------------      ------------
Revenues                                            6,328         235,130            4,895           246,353
Interest income                                        72             559               38               669
Inter-segment revenues                               (316)         (4,484)              --            (4,800)
                                                 --------   -------------    -------------      ------------
Net revenues                                        6,084         231,205            4,933           242,222
                                                 --------   -------------    -------------      ------------
Segment earnings                                    1,033          33,280            2,116            36,429

General corporate expenses                         (1,011)                                            (1,011)

Interest expense                                                   (2,544)                            (2,544)
                                                 --------   -------------    -------------      ------------

Earnings before income taxes                           22          30,736            2,116            32,874
                                                 ========   =============    =============

Provision for income taxes                                                                            11,890
                                                                                                ------------

Net earnings                                                                                          20,984
                                                                                                ============

Assets                                              9,202         265,512            8,948           283,662

Capital expenditures                                  134           6,204                              6,338

Depreciation and amortization                         218           4,195              233             4,646


                                           Year Ended August 31, 2001
GEOGRAPHIC SEGMENTS:

                                                   Canada   United States    International      Consolidated
                                                        $               $                $                 $
                                                 --------   -------------    -------------      ------------
Revenues                                            7,030         171,679            4,884           183,593
Interest income                                       145             907              162             1,214
Inter-segment revenues                               (381)         (6,816)                            (7,197)
                                                 --------   -------------    -------------      ------------
Net revenues                                        6,794         165,770            5,046           177,610
                                                 --------   -------------    -------------      ------------

Segment earnings                                      142          18,129            3,601            21,872

General corporate expenses                         (1,151)                                            (1,151)

Interest expense                                                   (3,456)                            (3,456)
                                                 --------   -------------    -------------      ------------

Earnings  (loss)  before  income
  taxes                                            (1,009)         14,673            3,601            17,265
                                                 ========   =============    =============

Provision for income taxes                                                                             6,137
                                                                                               -------------

Net earnings                                                                                          11,128
                                                                                               =============

Assets                                              6,900         212,919            6,057           225,876

Capital expenditures                                                3,697                3             3,700

Depreciation and amortization                         287           3,746              206             4,239

CoolBrands International Inc.
Notes to Consolidated Financial Statements
For the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

15. Differences between Canadian and United States generally accepted accounting principles

      The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The following adjustments and/or additional disclosures, would be required in order to present the financial statements in accordance with U.S. GAAP, as required by the United States Securities Exchange Commission ("SEC").

      (a)   Accounting for income taxes

            Under Statement of Financial Accounting Standards No. 109 (SFAS 109) "Accounting for Income Taxes", the provision for income taxes under U.S. GAAP for the year ended August 31, 2001 would be $2,855,000.

            The Company was recording income taxes using the deferral method of income tax allocation until August 31, 2001. As a result, for the years ended prior to August 31, 2001 the realization of the unrecognized tax benefits acquired in a business combination were reported as a reduction in the current tax provision, whereas SFAS 109 would require the realization of the benefit to be applied to reduce goodwill. For the year ended August 31, 2001 the Company determined that it was more likely than not that the benefits of the loss carry forwards would be realized. Under SFAS 109 the reversal of the valuation allowance would reduce the income tax provision by $3,282,000.

            Under U.S. GAAP, the net earnings for the year ended August 31, 2001 would be adjusted as follows:

                                                        Net Earnings
                                                        ------------
                                                      2002        2001
                                                      ----        ----
                                                         $           $

            Canadian GAAP                           20,984      11,128

            Adjustment to income tax provision                   3,282
                                                    ------      ------

            U.S. GAAP                               20,984      14,410
                                                    ======      ======

            Earnings per share:
            Basic                                     0.44        0.31
            Diluted                                   0.42        0.31

      (b)   Comprehensive income

            Under United States GAAP, comprehensive income must be presented for certain items that are required by U.S. GAAP to be recognized directly in stockholders' equity rather than net income.

                                                      2002        2001
                                                      ----        ----
                                                         $           $
            Net earnings                            20,984      14,410

            Foreign currency translation (net
              of income taxes of $104 in 2002
              and $1,219 in 2001)                      178       2,076
                                                    ------      ------

            Comprehensive earnings                  21,162      16,486
                                                    ======      ======

CoolBrands International Inc.
Notes to Consolidated Financial Statements
For the years ended August 31, 2002 and 2001

(Tabular amounts are expressed in thousands of dollars)

15. Differences between Canadian and United States generally accepted accounting principles (cont'd)

      (c) Accounting for consideration given by a vendor to a customer or reseller of the vendor's products

            In accordance with EITF No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendors Products" certain payments made to customers by the Company, including promotional sales allowances, cooperative advertising and product introductory expenses classified as selling, general and adminstrative expenses, must be deducted from reveune. The reclassification for the year ended August 31, 2002 would be $26,979,000 (2001 - $17,410,000).

            Under U.S. GAAP, Total revenues and Selling, General and Administrative Expenses for the years ended August 31, 2002 and 2001 would be classified as follows:

                                                      Total revenues
                                                      --------------
                                                    2002         2001
                                                    ----         ----
                                                       $            $

            Canadian GAAP Revenues                242,222      177,610

            Adjustment to Total revenues          (26,979)     (17,410)
                                                  -------      -------

            U.S. GAAP Revenues                    215,243      160,200
                                                  =======      =======

            Under U.S. GAAP, Selling, general and administrative expenses the years ended August 31, 2002 and 2001 would be classified as follows:

                                                   Selling, general and
                                                 Administrative expenses
                                                 -----------------------
                                                     2002        2001
                                                     ----        ----
                                                        $           $

            Canadian GAAP                          77,558      58,699

            Adjustment to Selling, general
            and adminstrative expenses            (26,979)    (17,410)
                                                  -------     -------

            U.S. GAAP                              50,579      41,289
                                                  =======     =======

CoolBrands International Inc.
Notes to Consolidated Financial Statements
For the years ended August 31, 2002 and 2001

15. Differences between Canadian and United States generally accepted accounting principles (cont'd)

      (d)   Stock based compensation

            Under United States GAAP, the Company accounts for stock options granted to employees under the intrinsic value method whereby compensation expense is recognized to the extent the market price exceeds the exercise price at the date of grant. Stock options grants to nonemployees are recorded at fair value. The amounts involved are not material.

      (e)   Outlets

            The following is a schedule summarizing the number of franchised, licensed and other outlets and company-owned outlets:

                                                        Franchised,       Company-owned               Total
                                                       Licensed and             Outlets             Outlets
                                                      Other Outlets
                                                      -------------       -------------       -------------
         Outlets - August 31, 2000                            4,497                  11               4,508

         Outlets converted to franchised outlets                  2                  (2)
         Outlets opened (closed)                                (41)                 (4)                (45)
                                                      -------------       -------------       -------------

         Outlets - August 31, 2001                            4,458                   5               4,463

         Outlets converted to franchised outlets
         Outlets opened (closed)                                (34)                                    (34)
                                                      -------------       -------------       -------------

         Outlets - August 31, 2002                            4,424                   5               4,429
                                                      =============       =============       =============

            The number of outlets opened are net of those closed. Certain franchised outlets are subject to master area franchise agreements. The Company does not have the same control over licensed and other outlets as it does with franchised and company-owned outlets.

      (f)   Other items

            In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires, among other things, that the Company no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS No. 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS No. 142. Effective September 1, 2001, the Company adopted this pronouncement and as a result ceased to record amortization expense on goodwill.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
For the years ended August 31, 2002 and 2001

15. Differences between Canadian and United States generally accepted accounting principles (cont'd)

      In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires that obligations associated with the retirement of a tangible long-lived asset to be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. SFAS 143 will be effective for financial statements for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company has not yet determined the impact, if any, on the reconciliation to U.S. GAAP.

      In August 2001, the FASB issued SFAS No. 144 " Accounting for the Impairment or Disposal of Long-Lived Assets", that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and portions of Accounting Principles Bulletin Opinion 30, "Reporting the Results of Operations". This new standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. This new standard also requires expected future operating losses from discountinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as previously required. The Company has not yet determined the impact of this pronouncement, if any, on the reconciliation to U.S. GAAP.

      In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishement of Debt," and an amendment of that statement, SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This statement amends SFAS No. 13, "Accounting for Leases," to eliminate inconsistencies between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Also, this statement amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicablility under changed conditions. The Company does not believe that this pronouncement will have a material impact on the reconciliation to U.S. GAAP.

      In June 2002, the FASB issued SFAS No. 146, " Accounting for Costs Associated with Exit or Disposal Activities". This statement covers restructuring type activities beginning with plans initiated after December 31, 2002. The Company has not yet determined the impact of this pronouncement, if any, on the reconciliation to U.S. GAAP.

      In December 2002, the FASB issued SFAS No. 148, " Accounting for Stock-Based Compensation-Transition and Disclosure- an amendment of FASB Statement No. 123". This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensations and the effect of the method used on reported results. The Company intends to continue to account for stock-based compensation using the intrinsic value method.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of 2002 and 2001

We manage our business based on four industry segments: Prepackaged consumer products, foodservice, dairy components and franchising and licensing, including Company-owned stores.

Sales

Sales for each segment are summarized in the following table:

                                      Amount             Percentage of Sales
                                      ------             -------------------

Year Ended August 31,             2002         2001         2002         2001
                                     $            $            %            %
Prepackaged consumer
  products                     156,691      103,196         66.4         60.5
Foodservice                     25,067       21,987         10.6         12.9
Dairy components                34,610       22,947         14.7         13.5
Franchising and licensing       19,660       22,419          8.3         13.1
                               -------      -------      -------      -------

   Total                       236,028      170,549        100.0        100.0
                               =======      =======      =======      =======

Sales in fiscal 2002 increased by $65,479,000 or 38.4% from $170,549,000 in fiscal 2001 to $236,028,000. This increase was primarily related to an increase in sales of new prepackaged consumer products introduced for sale in fiscal 2002, higher sales resulting from the conversion from Eskimo Pie's licensing model to the Company's co-packing model, expanded sales and distribution of our foodservice and dairy components products, and the full year impact of the acquisition of Eskimo Pie Corporation which occurred in October, 2000.

Gross profit margin

The following table presents the gross profit margin dollars by industry segment and gross profit percentage for each industry segment:

                                      Amount             Percentage of Sales
                                      ------             -------------------
Year Ended August 31,             2002         2001         2002         2001
                                     $            $            %            %
Prepackaged consumer
  products                      83,030       54,542         53.0         52.8
Foodservice                     10,297        6,265         41.1         28.5
Dairy components                 7,135        4,833         20.6         21.1
Franchising and licensing        6,320        6,719         32.2         30.0
                               -------      -------      -------      -------

   Total                       106,782       72,359         45.2         42.4
                               =======      =======      =======      =======

Gross profit dollars increased due to the increased sales in 2002 versus 2001 and the gross profit percentage improvement in foodservice. Foodservice's gross profit percentage improvement from 28.5% in fiscal 2001 to 41.1% in fiscal 2002 was due primarily to lower cost of butterfat in fiscal 2002 and the synergistic benefits of consolidating all soft serve ice cream and yogurt production in the Russelville, Arkansas plant, including a reduction in plant loss factors from 4.8% in 2001 to 1.8% in 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selling, general and administrative expenses

Selling, general and administrative expenses are summarized by industry segment in the following table:

                                      Amount             Percentage of Sales
                                      ------             -------------------
Year Ended August 31,             2002         2001         2002         2001
                                     $            $            %            %
Prepackaged consumer
   products                     58,500       41,875         37.3         40.6
Foodservice                      8,008        6,341         32.0         28.8
Dairy components                 3,058        2,399          8.8         10.5
Franchising and licensing        6,981        6,933         35.5         30.9
Corporate                        1,011        1,151          n/a          n/a
                               -------      -------

   Total                        77,558       58,699
                               =======      =======

Selling, general and administrative expenses increased by $18,859,000 from $58,699,000 in 2001 to $77,558,000 in 2002 due primarily to the increase in selling, general and administrative expenses in the prepackaged consumer products segment. Prepackaged consumer products selling, general and administrative expenses increased as a result of increased spending on promotions, marketing and advertising and an increase in product introductory expenses (slotting) associated with the sale of new products introduced in 2002. However, prepackaged consumer products selling, general and administrative expenses declined as a percentage of sales to 37.3% from 40.6%.

Interest expense

Interest expense was $2,544,000 in fiscal 2002 compared with $3,456,000 in fiscal 2001. The decrease in interest expense was primarily due to the reduction in long-term debt.

Provision for income taxes

The effective tax rate was 36.2% in fiscal 2002 and 35.6% for fiscal 2001. The effective tax rate differs from the Canadian Federal/Principal Statutory Rate primarily due to our operations in foreign countries with lower effective tax rates. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates or changes in the valuation of our future income tax assets or liabilities.

Liquidity and capital resources

Working capital at August 31, 2002 was $57,354,000 compared with $43,408,000 at August 31, 2001. The increase was primarily due to increases in cash of $15,518,000, in receivables of $10,878,000 and inventory of $8,822,000, offset by increases in accrued liabilities of $15,503,000, and income taxes payable of $4,548,000. The Company believes its working capital plus internally generated funds and the funds available from a U.S.$10 million revolving credit facility will be sufficient to meet its cash and working capital requirements for its established operations for the current fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and capital resources (cont'd)

At August 31, 2001 the Company had $47,086,000 of cash and short-term investments as compared with $31,568,000 at August 31, 2001. The cash generating ability of the Company from operating activities before working capital changes was $27,805,000 for the year ended August 31, 2002 as compared with $21,751,000 for the year ended August 31, 2001.

Payment requirements

In connection with the acquisition of Eskimo Pie Corporation, a U.S. subsidiary borrowed U.S. $30 million to finance the acquisition. The loan is payable in monthly installments of U.S. $250,000, which began December 1, 2000, with the remaining principal balance due on November 1, 2005. Interest on the term loan is payable monthly on the unpaid principal balance. All borrowings under the above loan agreement are guaranteed by the Company and all of its significant subsidiaries. The principal balance outstanding at August 31, 2002 was $21,500,000.

Certain term loans, a U.S. $750,000 revolving line of credit and capitalized leases were assumed by a U.S. subsidiary in connection with the acquisition of the business and assets of Fruit-A-Freeze, Inc. The secured term loans are payable in monthly installments of U.S. $21,521.

Impact of inflation

Inflation can significantly impact ice cream and frozen yogurt ingredients, including butterfat and packaging costs. In 2001 and 2002, the Company passed on ingredient, energy and freight cost increases by raising prices on selected product lines. In 2003, the Company believes that it will be able to pass on any cost increases, if any, in the normal course of business within a relatively short period of time. However, the ability of the Company to pass on cost increases will depend, to some extent, on whether its competitors have also done so. The Company believes that, in the past, its competitors have passed on cost increases in a relatively short period of time.

Risk factors and uncertainties

CoolBrands products are ultimately purchased by the global retail consumer, whose tastes and preferences are subject to variation and change. Although carefully monitored, these changes cannot be controlled and are difficult to predict. Management believes that CoolBrands' family of products is based on well established brand names and is easily adaptable to meet changes in consumer tastes and demands.

CoolBrands operates in some countries that are subject to potential political and economic uncertainty. Such factors, beyond the control of CoolBrands, are lessened because of international diversification and the sharing of risks with Master and Sub-franchisees.

CoolBrands is subject to currency exchange risks since most of its subsidiaries report and transact in U.S. dollars. Risks are minimized by the subsidiaries transacting purchases and recording the related sales in the same currency. From time to time, the Company has also used forward exchange contracts to minimize exchange risk exposure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Risk factors and uncertainties (cont'd)

The Corporation derives a substantial portion of its revenues from its operations in the United States. The U.S. market for frozen desserts is highly competitive. As competitors introduce new products or revise their supply or pricing strategies, the Corporation may encounter additional and more intense competition. Such competitors have greater name recognition and more extensive financial, technological, marketing and personnel resources than the Corporation. In addition, the Corporation may experience increased competition in its other markets as its competitors expand their international operations.

The Corporation is subject to risks with respect to its cost of raw materials, some of which are subject to changes in commodity prices, particularly the cost of butterfat, which is used to produce ice cream products. From time to time, the Corporation has used hedging contracts to reduce its exposure to such risks with respect to its raw material costs.

Seasonality

The ice cream and frozen yogurt industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months.

Outlook

In the past year, the Company acted through acquisition, internal expansion and pursuit of new strategic relationships to insure future profitable growth. The Company's growth outlook continues to be based on the strength of its Family of Brands, and the Company took steps to add new brands to its portfolio, including Chipwich and Fruit-A-Freeze in the fourth quarter of fiscal 2002 and to increase its returns on its brand equity through vertical integration of our supply chain and increased leveraging of its Brands across the Company's core competencies.

Management believes that the gains in revenues and earnings realized in 2002 continued to build a foundation to support continued profitable growth in 2003. Management will continue to monitor and assess its systems, controls and personnel to execute the Company's growth strategy and maximize returns.

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

The Registrant is hereby concurrently filing with the Commission a Form F-X in connection with the Subordinate Voting Shares and Multiple Voting Shares.

                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant hereby certifies that it meets all of the requirements for filing on Form 40-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                            COOLBRANDS INTERNATIONAL INC.
                                     (Registrant)

                            By: /s/ David J. Stein
                                ------------------------------------------------
                                 Name: David J. Stein
                                 Title: President and Co-Chief Executive Officer

Date:  January 17, 2003

                                 CERTIFICATIONS

                  I, David J. Stein, certify that:

      1. I have reviewed this annual report on Form 40-F of CoolBrands International Inc.;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

            a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

            b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

            c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

            a) All signifigant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

            b) Any fraud, whether or not material, that involves management or other emloyees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: January 17, 2003


                               /s/ David J. Stein
                               ------------------------------------------------
                               David J. Stein
                               Title:  President and Co-Chief Executive Officer

                                 CERTIFICATIONS

      I, Richard E. Smith, certify that:

      1. I have reviewed this annual report on Form 40-F of CoolBrands International Inc.;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

            a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

            b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

            c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

            a) All signifigant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

            b) Any fraud, whether or not material, that involves management or other emloyees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: January 17, 2003


                              /s/ Richard E. Smith
                              ---------------------------------------
                              Richard E. Smith
                              Title:  Co-Chief Executive Officer

                                 CERTIFICATIONS

      I, Gary P. Stevens, certify that:

      1. I have reviewed this annual report on Form 40-F of CoolBrands International Inc.;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

            a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

            b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

            c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

            a) All signifigant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

            b) Any fraud, whether or not material, that involves management or other emloyees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: January 17, 2003


                               /s/ Gary P. Stevens
                               ---------------------------------------
                               Gary P. Stevens
                               Title: Chief Financial Officer

                                    EXHIBITS

The following exhibits are filed with this Annual Report:

23.1  Consent of Independent Auditors

99.1 Appointment of Agent For Service of Process and Undertaking on Form F-X of CoolBrands International Inc. as filed with the Commission concurrently herewith.

99.2  Joint Certification of David J. Stein, Co-Chief Executive Officer, Richard
      E. Smith, Co-Chief Executive Officer and Gary P. Stevens, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002