Form 40-F/A
period 2002-08-31
COOLBRANDS INTERNATIONAL INC
filed 2003-09-29
CIK 1005531

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


                                   FORM 40-F/A


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


We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


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

BDO DUNWOODY LLP


"BDO DUNWOODY LLP"

Chartered Accountants
Toronto, Ontario
November 1, 2002

================================================================================

                                            Comments by Auditor for U.S. Readers
                                             On Canada-U.S. Reporting Difference

--------------------------------------------------------------------------------


In the United States, reporting standard for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in Note 2 (a) of the financial statements. Our report to the Directors dated November 1, 2002 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors' Report when the change is properly accounted for and adequately disclosed in the financial statements.


"BDO DUNWOODY LLP"


Chartered Accountants

Toronto, Ontario
November 1, 2002



                                      F-1A

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

                            COOLBRANDS INTERNATIONAL INC.
                                     (Registrant)

                            By: /s/ David J. Stein
                                ------------------------------------------------
                                 Name: David J. Stein
                                 Title: President and Co-Chief Executive Officer


Date: September 29, 2003

                                    EXHIBITS


The following exhibits are filed with this Amendment to the Annual Report:

31.1  Certification of President and Co-Chief Executive Officer pursuant to
      Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.3 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1  Joint Certification of David J. Stein, Co-Chief Executive Officer, Richard
      E. Smith, Co-Chief Executive Officer and Gary P. Stevens, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002