Form 40-F
period 2003-08-31
COOLBRANDS INTERNATIONAL INC
filed 2004-01-23
CIK 1005531

                                                       -------------------------
                                                       OMB APPROVAL
                                                       -------------------------
                                                       OMB Number: 3235-0381
                                                       Expires: April 30, 2006
                                                       Estimated average burden
                                                       hours per response....427
                                                       -------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 40-F

[Check one]

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2003       Commission File Number 000-27476
                          ---------------                              ---------

                          COOLBRANDS INTERNATIONAL INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

________________________________________________________________________________
         (Translation of Registrant's name into English (if applicable))

                         Province of Nova Scotia, Canada
        ----------------------------------------------------------------
        (Province or other jurisdiction of incorporation or organization)

                                      2024
    ------------------------------------------------------------------------
    (Primary Standard Industrial Classification Code Number (if applicable))

________________________________________________________________________________
             (I.R.S. Employer Identification Number (if applicable))

                         8300 Woodbine Avenue, 5th Floor
                                Markham, Ontario
                                 Canada L3R 9Y7
                                 (905) 479-8762
________________________________________________________________________________
   (Address and telephone number of Registrant's principal executive offices)

                             Integrated Brands Inc.
                               4175 Veterans Hwy.
                              Ronkonkoma, NY 11775
                              Attn Gary P. Stevens
                                 (631) 737-9700
 -----------------------------------------------------------------------------
 (Name, Address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered
NOT APPLICABLE
------------------------------------   -----------------------------------------

------------------------------------   -----------------------------------------

SEC 2285 (08-03) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
                                (Title of Class)

________________________________________________________________________________
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                           Subordinate Voting Shares
                             Multiple Voting Shares
--------------------------------------------------------------------------------
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

     [X] Annual information form        [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                      Subordinate Voting Shares: 45,628,788
                        Multiple Voting Shares: 6,178,686

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                       Yes          82-           No   X
                           ----         ----         -----

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                       Yes   X                  No
                           ----                    ----

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

B.   Consent to Service of Process

The Registrant has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X in connection with the Subordinate Voting Shares and Multiple Voting Shares.

C.   Disclosure Controls and Procedure

(a) Evaluation of disclosure controls and procedures. Based on the evaluation of the Registrant's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the fiscal year ended August 31, 2003, the Registrant's co-chief executive officers and its chief financial officer have concluded that the Registrant's disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Registrant in the reports that the Registrant files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and are operating in an effective manner.

(b) Changes in internal controls. During the fiscal year ended August 31, 2003, there were no changes in the Registrant's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect these internal controls over financial reporting.

D.   Audit Committee Financial Expert

The Registrant's board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Romeo DeGasperis has been determined to be such audit committee financial expert. Mr. DeGasperis is independent, as that term is defined by the Nasdaq listing standards. The SEC has indicated that the designation of Mr. DeGasperis as an audit committee financial expert does not make Mr. DeGasperis an "expert" for any purpose, impose any duties, obligations or liability on Mr. DeGasperis that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

E.   Code of Ethics

The Registrant has adopted a code of ethics (the "Code of Business Conduct and Ethics") that applies to all employees and officers, including its principal executive officers, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report on Form 40-F.

F.   Principal Accountant Fees and Services

BDO Dunwoody LLP has served as the Registrant's auditing firm for the previous two fiscal years. Fees payable for the years ended August 31, 2003 and August 31, 2002 to BDO Dunwoody LLP and its affiliates are U.S. $355,250 and CND $12,000 and U.S. $288,000. Fees payable to BDO Dunwoody LLP in 2003 and 2002 are detailed below.

                        Year ended       Year ended
                     August 31, 2003   August 31, 2002
                     ---------------   ---------------
Audit Fees             US $331,000       US $188,000
Audit-related fees     US $ 24,250       US $100,000
Tax fees               CN $ 12,000                --
All other fees                  --                --

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Registrant's annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were paid which related to the performance of the audit or review of the annual financial statements and not reported under the audit fees item above. These services consisted of reviewing the Company's financial statements and disclosure in connection with the issuance of special warrants, due diligence in connection with acquisitions and audit of a subsidiary's 401K plan.

Tax Fees

Tax fees were paid for tax compliance. These services consisted of tax compliance including the preparation of original tax returns.

All Other Fees

No accountant fees were paid for products and services other than the audit fees, audit-related fees and tax fees described above.

Pre-Approval Policies and Procedures

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence and has adopted a policy of pre-approving all of the provision of these services. For the year ended August 31, 2003, all of the services described above were approved by the Audit Committee pursuant to paragraph(c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Approximately 90% of the hours expended on the principal accountant's engagement to audit the Registrant's financial statements for the fiscal year ended August 31, 2003 were attributed to work performed by BDO Seidman LLP, a member firm of BDO International, of which BDO Dunwoody LLP is also a member.

G. Tabular Disclosure of Contractual Obligations as of August 31, 2003 (in Thousands of Canadian Dollars)

------------------------------------------------------------------------------------------------------
Contractual Obligations                                        Payments due by period
------------------------------------------------------------------------------------------------------
                                                         Less than 1     1-3       3-5     More than 5
                                                Total        year       years     years       years
------------------------------------------------------------------------------------------------------
Long-Term Debt Obligations                     $42,692     $ 5,131     $26,910   $10,651         --
------------------------------------------------------------------------------------------------------
Capital Lease Obligations                        1,662         552         778       332         --
------------------------------------------------------------------------------------------------------
Operating Lease Obligations                     25,656       8,011      10,471     5,107      2,067
------------------------------------------------------------------------------------------------------
Purchase Obligations                                --          --          --        --         --
------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities Reflected on the
   Public Company's Balance Sheet under GAAP     3,984                     554       554      2,876
------------------------------------------------------------------------------------------------------
Total Contractual Obligations                  $73,994     $13,694     $38,713   $16,644     $4,943
------------------------------------------------------------------------------------------------------

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

                                     COOLBRANDS INTERNATIONAL INC.
                                              (Registrant)


                                     By: /s/ David J. Stein
                                         ---------------------------------------
                                         Name: David J. Stein
                                         Title: President and Co-Chief Executive
                                         Officer

Date: January 21, 2004

                                Index to Exhibits

1. Annual Information Statement of the Registrant for the fiscal year ended August 31, 2003.

2. Audited Financial Statements for the fiscal years ended August 31, 2003 and August 31, 2002 together with the reconciliation of Canadian Generally Accepted Accounting Principles to United States Generally Accepted Accounting Principles and Management's Discussion and Analysis for the fiscal years ended August 31, 2003 and August 31, 2002.

3.   CoolBrands International Inc. Code of Business Conduct and Ethics.

23.1 Consent of BDO Dunwoody LLP, Independent Auditors

23.2 Consent of BDO Dunwoody LLP, Independent Auditors

31.1 Exchange Act Rule 13a-14(a)/15d-14(a) Certification of David J. Stein, Co-Chief Executive Officer

31.2 Exchange Act Rule 13a-14(a)/15d-14(a) Certification of Richard E. Smith, Co-Chief Executive Officer

31.3 Exchange Act Rule 13a-14(a)/15d-14(a) Certification of Gary P. Stevens, Chief Financial Officer

32.1 18 U.S.C. Section 1350 Joint Certification of David J. Stein, Co-Chief Executive Officer, Richard E. Smith, Co-Chief Executive Officer and Gary P. Stevens, Chief Financial Officer.

                            STATEMENT OF DIFFERENCES
                            ------------------------
The trademark symbol shall be expressed as............................. 'TM'
The registered trademark symbol shall be expressed as..................  'r'