Form 40-F
period 2004-08-31
COOLBRANDS INTERNATIONAL INC
filed 2005-01-18
CIK 1005531

                                                   -----------------------------
            UNITED STATES                            OMB APPROVAL
  SECURITIES AND EXCHANGE COMMISSION               -----------------------------
        Washington, D.C. 20549                     OMB Number:     3235-0381
                                                   Expires:     April  30, 2006
              Form 40-F                            Estimated average burden
                                                   hours per response........427
                                                   -----------------------------

[Check one]

                 [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
                                OR

                 [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended         August 31, 2004             Commission File Number        000-27476
                                  ---------------------                                     ------------------


                          COOLBRANDS INTERNATIONAL INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


--------------------------------------------------------------------------------
         (Translation of Registrant's name into English (if applicable))

                         Province of Nova Scotia, Canada
--------------------------------------------------------------------------------
        (Province or other jurisdiction of incorporation or organization)

                                      2024
--------------------------------------------------------------------------------
    (Primary Standard Industrial Classification Code Number (if applicable))


--------------------------------------------------------------------------------
              (I.R.S. Employer Identification Number (if applicable))

                         8300 Woodbine Avenue, 5th Floor
                                Markham, Ontario
                                 Canada L3R 9Y7
                                 (905) 479-8762
--------------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)

                             Integrated Brands Inc.
                               4175 Veterans Hwy.
                              Ronkonkoma, NY 11775
                              Attn Gary P. Stevens
                                 (631) 737-9700
--------------------------------------------------------------------------------
                     (Name, Address (including zip code) and
                     telephone number (including area code)
                       of agent for service in the United
                                     States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                   Name of each exchange on which registered
NOT APPLICABLE
------------------------              ------------------------------------------

------------------------              ------------------------------------------

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

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
                                (Title of Class)

--------------------------------------------------------------------------------
                                (Title of Class)

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

                      Subordinate Voting Shares: 49,891,068
                        Multiple Voting Shares: 6,029,865

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

      Yes                    82-                          No          X
            --------                --------------                ---------

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

              Yes       X                         No
                     -------                            -------

A.       Incorporation by Reference

Exhibits 1 and 2 to this Report are incorporated by reference.

B.       Undertaking

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

C.       Consent to Service of Process

The Registrant has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X in connection with the Subordinate Voting Shares and Multiple Voting Shares.

D.       Disclosure Controls and Procedure

(a) Evaluation of disclosure controls and procedures. Based on the evaluation of the Registrant's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the fiscal year ended August 31, 2004, the Registrant's co-chief executive officers and its chief financial officer have concluded that the Registrant's disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Registrant in the reports that the Registrant files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and are operating in an effective manner.

(b) Changes in internal controls. During the fiscal year ended August 31, 2004, there were no changes in the Registrant's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect these internal controls over financial reporting.

E.       Audit Committee Financial Expert

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

F.       Code of Ethics

The Registrant has adopted a code of ethics (the "Code of Business Conduct and Ethics") that applies to all employees and officers, including its principal executive officers, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics was previously filed with the Commission as an exhibit to its annual report on Form 40-F for the fiscal year ended August 31, 2003, and is hereby incorporated by reference into this annual report on Form 40-F.

G.       Principal Accountant Fees and Services

BDO Dunwoody LLP has served as the Registrant's auditing firm for the previous two fiscal years. Fees payable for the years ended August 31, 2004 and August 31, 2003 to BDO Dunwoody LLP and its affiliates are U.S. $403,700 and U.S. $355,250 and CND $12,000 respectively. Fees payable to BDO Dunwoody LLP in 2004 and 2003 are detailed below.

                               Year ended                 Year ended
                            August 31, 2004             August 31, 2003

    Audit Fees               US $380,500                 US $331,000
    Audit-related fees       US $ 17,000                 US $ 24,250
    Tax fees                  US $ 6,200                 CN $ 12,000
    All other fees                --                         --


The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Registrant's annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were paid which related to the performance of the audit or review of the annual financial statements and not reported under the audit fees item above. These services consisted of reviewing the Company's financial statements and the audit of a subsidiary's 401K plan.

Tax Fees

Tax fees were paid for tax compliance. These services consisted of tax compliance including the preparation of original tax returns.

All Other Fees

No accountant's fees were paid for products and services other than the audit fees, audit-related fees and tax fees described above.

Pre-Approval Policies and Procedures

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence and has adopted a policy of pre-approving all of the provision of these services. For the year ended August 31, 2004, all of the services described above were approved by the Audit Committee.

Approximately 90% of the hours expended on the principal accountant's engagement to audit the Registrant's financial statements for the fiscal year ended August 31, 2004 were attributed to work performed by BDO Seidman LLP, a member firm of BDO International, of which BDO Dunwoody is also a member.

H. Tabular Disclosure of Contractual Obligations as of August 31, 2004 (in Thousands of Canadian Dollars)

----------------------------------------------------------------------------------------------------------------------
Contractual Obligations                         Payments due by period
----------------------------------------------------------------------------------------------------------------------
                                                   Total      Less than 1        1-3        4-5           After 5
                                                                  year          years      years           years
----------------------------------------------------------------------------------------------------------------------
Long-Term Debt Obligations                        $35,797       $10,634        $25,140     $23               --
----------------------------------------------------------------------------------------------------------------------
Capital Lease Obligations                             747           548            199                       --
                                                                                              --
----------------------------------------------------------------------------------------------------------------------
Operating Lease Obligations                        22,642         6,869         12,646      1,977         1,150
----------------------------------------------------------------------------------------------------------------------
Purchase Obligations                                2,304         2,304            --         --             --
----------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities Reflected on the        3,631           --           3,631        --             --
Public Company's Balance Sheet under GAAP
----------------------------------------------------------------------------------------------------------------------
Total Contractual Obligations                     $65,121       $20,355        $41,616     $2,000        $1,150
----------------------------------------------------------------------------------------------------------------------

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


                               COOLBRANDS INTERNATIONAL INC.
                                       (Registrant)

                               By: /s/ David J. Stein
                               -------------------------------------------------
                               Name: David J. Stein
                               Title:   President and Co-Chief Executive Officer

Date:  January 18, 2005

                                Index to Exhibits


1. Annual Information Statement of the Registrant for the fiscal year ended August 31, 2004.

2. Audited Financial Statements for the fiscal years ended August 31, 2004 and August 31, 2003 together with the reconciliation of Canadian Generally Accepted Accounting Principles to United States Generally Accepted Accounting Principles and Management's Discussion and Analysis for the fiscal years ended August 31, 2004 and August 31, 2003.

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

                           STATEMENT OF DIFFERENCES

The trademark symbol shall be expressed as ............................... 'TM'
The registered trademark symbol shall be expressed as ....................  'r'