Form 20-F/A
period 2005-08-31
COOLBRANDS INTERNATIONAL INC
filed 2006-07-17
CIK 1005531

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

                                   FORM 20-F/A
                                (Amendment No. 1)

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

                          Statement of Operations Data
                    (000 omitted, except for per share data)
                          For the year ended August 31,

                                                 2005        2004        2003        2002        2001
                                              ---------   ---------   ---------   ---------   ---------
Revenues ..................................   $ 385,070   $ 449,938   $ 214,020   $ 130,691   $ 101,451
Income (loss) from Operations .............   $ (33,274)  $  36,423   $  30,925   $  18,678      11,092

Net Earnings (loss) .......................   $ (74,070)  $  23,512   $  18,826   $  11,997   $   7,157

Basic Earnings (loss) per share ...........   $   (1.32)  $    0.42   $    0.36   $    0.25   $    0.15

Fully Diluted Earnings (loss) per share ...   $   (1.32)  $    0.42   $    0.35   $    0.24   $    0.15

                               Balance Sheet Data:
                    (000 omitted, except for per share data)
                                As At August 31,

                                                 2005        2004        2003        2002        2001
                                              ---------   ---------   ---------   ---------   ---------
Working Capital ...........................   $  28,469   $ 118,138   $  58,985   $  34,796   $  27,400
Total Assets ..............................   $ 297,845   $ 317,257   $ 223,684   $ 179,972   $ 145,292
Total Long-Term Liabilities ...............   $  17,309   $  25,658   $  34,205   $  24,677   $  27,595
Shareholders' Equity ......................   $ 138,406   $ 211,101   $ 132,714   $ 107,513   $  85,051
Number of Shares issued and outstanding:
   Class A Common .........................      49,918      49,863      45,629      45,497      39,649
   Class B Common .........................       6,029       6,030       6,179       6,209       6,240

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

      The following table sets forth the contribution to revenue of each of the above-mentioned segments by geographic region for the periods indicated:

        Revenue by Industry Segments and Classes of Product and Services
              Year ended August 31, 2005 (in thousands of dollars)

                                                     Operating Segments
                            ----------------------------------------------------------------------
                                                                           Franchising
                             Frozen                              Dairy         and
                            Desserts   Yogurt  Foodservice    Components    Licensing    Corporate
      Revenue Source            $         $         $              $            $            $
-------------------------   --------   ------  -----------    ----------   -----------   ---------
United States ...........    330,039   44,007       18,397        22,589         7,914          --
Canada ..................        528       --           --            --         4,054         280
International ...........        405       --           --            --         3,232          --
Inter-segment revenues ..    (43,665)      --         (661)       (3,051)           --        (230)
Other revenues ..........        797       --           --            --           303         132
Total consolidated net
   revenues .............    288,104   44,007       17,736        19,538        15,503         182

              Year ended August 31, 2004 (in thousands of dollars)

                                                           Operating Segments
                                     -------------------------------------------------------------
                                                                           Franchising
                                      Frozen                     Dairy         and
                                     Desserts   Foodservice   Components    Licensing    Corporate
          Revenue Source                 $           $             $            $            $
----------------------------------   --------   -----------   ----------   -----------   ---------
United States ....................    461,580        16,382       29,516         8,526          --
Canada ...........................        901            --           --         2,999         219
International ....................        361            --           --         2,663          --
Inter-segment revenues ...........    (66,533)         (703)      (6,332)           --        (172)
Other revenues ...................        261            --           --           162         108
Total consolidated net revenues ..    396,570        15,679       23,184        14,350         155

              Year ended August 31, 2003 (in thousands of dollars)

                                                           Operating Segments
                                     -------------------------------------------------------------
                                                                           Franchising
                                      Frozen                     Dairy         and
                                     Desserts   Foodservice   Components    Licensing    Corporate
          Revenue Source                 $           $             $            $            $
----------------------------------   --------   -----------   ----------   -----------   ---------
United States ....................    161,914        14,599       28,063         9,041          --
Canada ...........................        639            --           --         2,696         144
International ....................        500            --           --         2,357          --
Inter-segment revenues ...........     (3,636)         (669)      (1,986)           --        (144)
Other revenues ...................        388            --           --            85          29
Total consolidated net revenues ..    159,805        13,930       26,077        14,179          29

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

      Eskimo Pie Frozen Distribution leases a 2,400 square foot freezer and distribution facility located in San Diego, California. Rental payments are $123,611 per annum. The lease expires July 1, 2006

      Eskimo Pie Frozen Distribution leases a 500 square foot of office space and operates a cross-dock facility in Watsonville, California. Rental payments are $21,304 per annum. The lease expires December 1, 2006.

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

      Eskimo Pie Frozen Distribution leases a 400 square foot office space and operates a cross-dock facility in Oxnard, California. Rental Payments are $21,889 per annum. The lease expires January 18, 2007.

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

      Gross profit percentage for fiscal 2005 declined to 0.8% as compared with 19% for fiscal 2004. Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The decline in gross profit percentage was primarily due to:

            o Increased trade promotion payments to customers, excluding the yogurt segment, which amounted to $52,359 and $32,913 in 2005 and 2004 respectively; Trade promotion payments increased as a result of an increase in new product introductory allowances and an increase in promotional activity necessary to support the newly introduced products and in response to increased promotional activity by our competition;

            o The write down of obsolete and slow moving finished goods inventories, packaging, and ingredients. This write down amounted to $12,723 in 2005 and was the result of a settlement of litigation with Weight Watchers International, a new labeling law which became effective January 1, 2006, and a provision for slow moving inventories due to changes in consumer preferences. A new labeling law effective January 1, 2006 required new disclosure of trans fat information in the nutrition facts statement on all of the Company's frozen dessert segment packaging used in production after January 1, 2006. In connection with this required disclosure, the Company estimated that it had on hand approximately $1,000 of packaging that it would not consume in production prior to January 1, 2006. As a result, the Company recognized a $1,000 write down;

            o The Company's inability to cover fixed overhead costs in both our manufacturing and distribution operations due to the lack of production and sales; and

            o The change in mix of frozen dessert products being sold in 2005 with lower gross profit margins as compared with 2004.

      Selling, general and administrative expenses for fiscal 2005 decreased as a percentage of revenues to 14.0% as compared with 18.4% for fiscal 2004. Selling, general and administrative expenses decreased by $28,581 or 34.6% from $82,671 in 2004 to $54,090 in 2005. This decrease occurred primarily due to a decrease in stock-based compensation expense. In accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS123), the Company recognized stock-based compensation expense of $1,918 and $30,983 in 2005 and 2004 which represents the estimated fair value of stock options earned during the respective fiscal years. Selling, general and administrative expenses for 2005 and 2004 were adversely impacted by the write-off of certain license agreements and the write-off of deferred package design costs, primarily related to Weight Watchers, in 2005. These charges amounted to $2,358 and $3,684 in 2005 and 2004, respectively.

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

Net sales

Net sales for each segment are summarized in the following table:

                                            Year Ended August 31
                                                           Percentage of Sales
                               2005            2004          2005        2004
                            --------------------------------------------------
Frozen desserts             $ 271,086       $ 356,399        74.3        87.7
Yogurt                         44,007                        12.1
Foodservice                    17,736          15,679         4.9         3.9
Dairy components               19,538          23,184         5.4         5.7
Franchising and licensing      12,319          11,208         3.3         2.7
                            ---------       ---------       -----       -----

Total                       $ 364,686       $ 406,470       100.0       100.0
                            =========       =========       =====       =====

      The decrease in net sales for fiscal 2005 in the frozen dessert segment reflects the deduction from sales for payments made to customers by the Company, excluding the yogurt segment, of $52,359 in 2005 as compared with $32,913 in 2004 (a net reduction of $19,446). The decline in net sales in the frozen desserts segment of approximately $145,200 came from all of our frozen dessert brands, but principally from the Weight Watchers and Atkins of approximately $75,300. In connection with the settlement of the Weight Watchers litigation, CoolBrands agreed to discontinue the sale of all Weight Watchers products on May 1, 2005, approximately five months sooner than required by the Weight Watchers License Agreement. These declines in net sales were partially offset by the net sales of approximately $59,900 from newly introduced frozen dessert products and the increase in distribution sales as a result of the change in the business arrangement with Dreyer's. Effective September 1, 2004, CoolBrands began the distribution of Dreyer's products as an independent distributor, changing from the previously used drayage basis, except for Dreyer's scanned based trading customers which continue to be delivered on a drayage basis. As a result of this change, CoolBrands began purchasing products from Dreyer's and selling those products to customers at wholesale. The sales increases due to this change partially offset sales declines in our base frozen desserts business.

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

Gross profit margin

      Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The following table presents the gross profit margin dollars and gross profit percentage for the Company's segments:

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

      Gross profit percentage for fiscal 2005 declined to 0.8% as compared with 19% for fiscal 2004. Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The decline in gross profit percentage was primarily due to:

      1. Increased trade promotion payments to customers, excluding the yogurt segment, which amounted to $52,359 and $32,913 in 2005 and 2004 respectively. Trade promotion payments increased as a result of an increase in new product introductory allowances and an increase in promotional activity necessary to support the newly introduced products and in response to increased promotional activity by the Company's competitors.

      2. The write down of obsolete and slow moving finished goods inventories, packaging, and ingredients. This write down amounted to $12,723 in 2005 and was the result of a settlement of litigation with Weight Watchers International, a new labeling law which became effective January 1, 2006, and a provision for slow moving inventories due to changes in consumer preferences. A new labeling law effective January 1, 2006 required new disclosure of trans fat information in the nutrition facts statement on all of the Company's frozen dessert segment packaging used in production after January 1, 2006 In connection with this required disclosure, the Company estimated that it had on hand approximately $1,000 of packaging that it would not consume in production prior to January 1, 2006. As a result, the Company recognized a $1,000 write down.

      3. The Company's inability to cover fixed overhead costs in both its manufacturing and distribution operations due to the lack of production and sales; and

      4. The change in mix of frozen dessert products being sold in 2005 with lower gross profit margins as compared with 2004.

Selling, general and administrative expenses

      Selling, general and administrative expenses are summarized by industry segment in the following table:
                                             Year Ended August 31
                                                           Percentage of Sales
                                   2005        2004          2005        2004
                               -----------------------------------------------

Frozen desserts                $   40,736   $   72,037       15.0        20.2
Yogurt                              4,993                    11.4
Foodservice                         1,486        1,890        8.4        12.1
Dairy Components                    1,694        1,942        8.7         8.4
Franchising and Licensing           5,109        4,934       41.5        44.0
Corporate                              72        1,868
                               ----------   ----------
Total                          $   54,090   $   82,671
                               ==========   ==========

      Selling, general and administrative expenses decreased by $28,581 from $82,671 in 2004 to $54,090 in 2005 due primarily to a decrease in stock-based compensation expense in 2005 compared to 2004. In accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS123), the Company recognized stock-based compensation expense of $1,918 and $30,983 in 2005 and 2004 which represents the estimated fair value of stock options earned during the respective fiscal years. Stock based compensation expense was higher in 2004 as a result of the 3,328,000 options granted to five executive officers who are also members of the Board of Directors of the Company. These options vested immediately and the fair value of the options was recognized as expense in 2004 as determined by the Black-Scholes model. Also, an increase in selling, general and administrative expenses was incurred by the yogurt segment which relate to the Breyers yogurt business which was acquired on March 27, 2005, partially offset by the decrease in selling, general and administrative expenses in the frozen desserts segment which resulted from a decline in expenses directly related to the decline in sales. The frozen desserts segment's selling, general and administrative expenses were adversely impacted in fiscal 2005 by approximately $2,358, including the write-off of deferred package design costs, primarily related to Weight Watchers, and the write-off of certain license agreements with General Mills. However, selling, general and administrative expenses decreased overall as a percentage of revenues to 14.0% for fiscal 2005 from 18.4% for fiscal 2004 due primarily to a decrease in stock based compensation expense and a decline in revenues of $64,868 from 2004 to 2005. Selling, general and administrative expenses in 2004 were adversely impacted by $3,684 for the pre-tax write-off of the Weight Watchers' intangible license agreement asset. This write-off was required when Weight Watchers International notified CoolBrands on July 28, 2004 that the license agreement would not be extended.

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

Asset impairment

      The Company is required to conduct an annual review of goodwill and non-amortizable intangible assets for potential impairment. Goodwill is tested for impairment using a two step process that begins with an estimation of the fair value of each reporting unit. The fair value of each reporting unit is determined using a combination of valuation approaches including an approach consisting of discounted cash flow analysis, and a market multiple approach. The fair value of the reporting unit is compared to its carrying value. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

      During 2005, the Company completed its annual review of goodwill and intangible assets. A goodwill impairment of $48,701 was taken related to the Company's frozen dessert segment and an intangible asset impairment charge of $1,401 was also recognized in the Company's frozen dessert segment. This impairment charge is the result of the loss of Weight Watchers licensing agreement as well as declining sales of the Atkins and our base business product lines and the resulting decline in cash flows. Also, this review resulted in a goodwill and intangible asset impairment charge related to the Company's franchise and licensing segment of $4,940. Significant assumptions used in measuring the impairments included the timing and the amount of estimated future cash flows for reporting units and intangible assets, and where applicable, an analysis of guideline transaction market multiples. Additionally, the Company wrote-off certain company-owned store leasehold improvements and equipment related to the Company's franchise and licensing segment of $483.

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

Summary of quarterly results

      The following table presents a summary of our results for the last eight quarters ended August 31, 2005:

                               (in 000's except per share data)

                        August 31, 2005   May 31, 2005   February 29, 2005   November 30, 2004
Quarter ended                         $              $                   $                   $
-----------------------------------------------------------------------------------------------
Total revenues                  124,055         97,890              73,833              89,292
Net earnings (loss)             (64,093)        (6,233)             (8,077)              4,333
Earnings (loss) per
  share
   Basic                          (1.15)          (.11)              (0.14)               0.08
   Diluted                        (1.15)          (.11)              (0.14)               0.08

                        August 31, 2004   May 31, 2004   February 29, 2004   November 30, 2003
Quarter ended                         $              $                   $                   $
-----------------------------------------------------------------------------------------------
Total revenues                  129,052        128,140              99,946              92,800
Net earnings                     12,484           (625)              8,465               3,188
Earnings per share
   Basic                           0.22          (0.01)               0.15                0.06
   Diluted                         0.22          (0.01)               0.15                0.06

      The ice cream and frozen dessert industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months.

Liquidity

The following sets forth certain measures of the Company's liquidity:

                                                      Year Ended August 31

                                                     2005              2004
                                                --------------------------------

Cash, investments and restricted cash           $        41,562   $      64,327
Working Capital                                 $        28,469   $     118,138
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

Cash flows from operating activities

      The Company generated cash flow from operating activities of $11,239 for the year ended August 31, 2005 as compared with $43,769 for the year ended August 31, 2004 due primarily to the decrease in net earnings (exclusive of depreciation and amortization and asset impairment) for 2005 as compared with 2004. This was offset by changes in other operating assets and liabilities, which were primarily driven by the timing of certain payments. Cash was generated by collection of accounts receivable offset by purchases of inventories and payment against accounts payable and other liabilities. With a decrease in sales, drayage and other income in fiscal year 2005, the Company realized net outflows of cash which were greater than outflows in fiscal 2004.

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

      Gross profit percentage for fiscal 2004 declined to 19% as compared to 30% for fiscal 2003. Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The percentage decline was due to the impact of normally lower margins generated by Americana Foods' manufacturing operations and Eskimo Pie Frozen Distribution's distribution operations. The full-year results of 2004 were additionally impacted by the pre-tax operating losses at Americana Foods (50.1% owned) of approximately $1,180. This loss was primarily due to plant production losses of $2,089 incurred during the installation of new production lines and the related start-up expenses which occurred in the fourth quarter of fiscal 2004.

      Selling, general and administrative expenses for fiscal 2004 declined as a percentage of revenues to 18.4% as compared to 19.3% for fiscal 2003 in spite of the increased spending in selling, general and administrative expenses, as a result of the substantial increase in revenues. In accordance with FAS123, the Company recognized stock-based compensation expense of $30,983 and $1,649 in 2004 and 2003 which represents the estimated fair value of stock options earned during the respective fiscal years. Stock based compensation expense was higher in 2004 as a result of the 3,328,000 options granted to five executive officers who are also members of the Board of Directors of the Company. These options vested immediately and the fair value of the options was recognized as expense in 2004 as determined by the Black-Scholes model. The full-year results of 2004 were adversely impacted by $3,684 for the pre-tax write-off of the Weight Watchers' intangible license asset. This write-off was required when the Company was notified by Weight Watchers International on July 28, 2004 that the license agreement would not be extended.

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

Sales

Sales for each segment are summarized in the following table:

                                         Year Ended August 31

                                                         Percentage of Sales

                                    2004          2003       2004      2003
                              ----------------------------------------------
Frozen desserts               $  356,399    $  148,251       87.7      74.5
Foodservice                       15,679        13,930        3.9       7.0
Dairy components                  23,184        26,077        5.7      13.1
Franchising and licensing         11,208        10,757        2.7       5.4
                              ----------    ----------    -------    ------

Total                         $  406,470    $  199,015      100.0     100.0
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

Gross profit margin

      Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The following table presents the gross profit margin dollars and gross profit percentage for the Company's segments:

                                   Year Ended August 31
                                                   Percentage of Sales

                                2004        2003      2004       2003
                            ------------------------------------------
Frozen desserts             $ 64,779    $ 44,754      18.2       30.2
Foodservice                    3,439       5,461      21.9       39.2
Dairy Components               5,975       6,019      25.8       23.1
Franchising and Licensing      2,931       2,531      26.2       23.5
                            --------    --------

Total                       $ 77,124    $ 58,765      19.0       29.5
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

Selling, general and administrative expenses

Selling, general and administrative expenses are summarized by industry segment in the following table:

                                    Year Ended August 31

                                               Percentage of Sales

                               2004      2003     2004      2003
                            -------   -------   ------    ------
Frozen desserts             $72,037   $28,776     20.2      19.4
Foodservice                   1,890     4,873     12.1      34.9
Dairy Components              1,942     1,962      8.4       7.5
Franchising and Licensing     4,934     4,479     44.0      41.6
Corporate                     1,868    1,1,49      n/a       n/a
                            -------   -------
Total                       $82,671   $41,239
                            =======   =======

      Selling, general and administrative expenses increased by $41,432 from $41,239 in 2003 to $82,671 in 2004 due primarily to the increase in selling, general and administrative expenses in the frozen desserts' segment due to the increased level of sales and stock based compensation expense. In accordance with FAS123, the Company recognized stock-based compensation expense of $30,983 and $1,649 in 2004 and 2003 which represents the estimated fair value of stock options earned during the respective fiscal years. Stock based compensation expense was higher in 2004 as a result of the 3,328,000 options granted to five executive officers who are also members of the Board of Directors of the Company. These options vested immediately and the fair value of the options was recognized as expense in 2004 as determined by the Black-Scholes model. However, the Company continued to control spending over selling, general and administrative expenses such that selling, general and administrative expenses declined overall as a percentage of revenues to 18.4% for fiscal 2004 from 19.3% for fiscal 2003. Frozen desserts selling, general and administrative expenses increased in 2004 primarily as a result of increased spending on trade promotions, marketing and advertising, and an increase in royalties associated with the sales of Atkins Endulge products and Godiva ice cream pints. The full-year results of 2004 were adversely impacted by $2,767 for the pre-tax write-off of the Weight Watchers' intangible license agreement asset. This write-off was required when CoolBrands was notified by Weight Watchers International on July 28, 2004 that the license agreement would not be extended.

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

      Gross profit percentage for the fourth quarter of fiscal 2004 declined to 24% as compared to 34% for the fourth quarter of fiscal 2003. Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The percentage decline was due to the impact of normally lower margins generated by Americana Foods' manufacturing operations and Eskimo Pie Frozen Distribution's distribution operations. The fourth quarter of 2004 was additionally impacted by the pre-tax operating losses at Americana Foods (50.1% owned) of approximately $2,089. These losses were primarily due to plant production losses incurred during the installation of new production lines and the related start-up expenses which occurred in the fourth quarter of fiscal 2004.

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

Critical Accounting Policies and Related Estimates

      The accounting policies and related estimates discussed in this section are those that the Company considers to be particularly critical to an understanding of the Company's financial statements because their application places the most significant demands on the Company's ability to judge the effect of inherently uncertain matters on its financial results. For all of these policies, the Company cautions that future events rarely develop exactly as forecast, and the Company's management's best estimates may require adjustment.

Allowance for doubtful accounts

      The Company has an allowance for doubtful accounts for estimated losses resulting from customers' inability to pay amounts owed to the Company, for unresolved amounts that the Company's customers have refused to pay due to disputes over promotions, co-op advertising and new product introductory allowances (slotting fees).

      The allowance is a combination of specific and general reserves based upon the Company's evaluation of the customers' ability to pay determined by the Company's assessment of their liquidity and financial condition through credit rating agencies, or the credibility of backup provided on disputed amounts. Write-offs against the allowances generally occur after the Company assesses the particular customer's liquidity, financial condition and their basis for nonpayment on disputed items and conclude that collection is highly unlikely. The Company's estimates of losses bear the risk of change due to the uncertainty of determining the likelihood of customer non-payment. The general reserve includes an amount for our Foodservice customers' price volume rebates.

      Historically, this methodology has been a fairly reliable means of assessing the recoverability of trade accounts receivable at each balance sheet date. The Company therefore believes that there is a low likelihood that the use of different assumptions or estimates would result in a material change to the bad debt provision or allowance for doubtful accounts. However, lack of information about the financial deterioration of a major customer could result in a material change in the bad debt provision.

      At August 31, 2005 and 2004, the allowance for doubtful accounts totaled $3,108 and $3,164 respectively.

Accrual for promotion and variable expenditures

      CoolBrands estimates promotion expenditures for each of its customers, excluding its DSD customers, who receive off invoice promotion allowances, using a detailed annual plan consisting of each promotion offered to each customer. The promotional sales volume is estimated using the sales history of each customer when the product or like product was previously promoted. An estimate of the promotion expenditure is then calculated using the estimated sales volume and the specific promotion dollar amount offered for each particular promotion. The estimates for all promotions for all customers are accumulated and recorded as reductions in revenues and accounts receivable in the accounting period in which the promotion runs. The results of all promotions are updated monthly, after the fact, with actual sales promotion volume. If actual sales were to be substantially higher than estimated, this could cause an additional reduction in revenues to be recorded.

      While accruals for trade promotions are recorded in the period in which the trade promotion occurs, settlement of these liabilities can take up to a year. The amounts of these are recognized by the company as a reduction in sales and accounts receivable. Settlement of variable promotion typically takes place at the time the sales invoice is prepared (i.e., invoice includes discounts) or when the customer takes a deduction from a subsequent remittance. Settlement of fixed trade promotion typically takes place when the customer takes a deduction from a subsequent remittance and, to a lesser extent, through a payment made to the customer. Due to the high volume of trade promotion activity and the difficulty of coordinating trade promotion pricing with its customers, differences between the Company's accrual and the subsequent settlement amount occur frequently. Usually these differences are individually insignificant. However, in rare situations these differences can be large within a single fiscal quarter. These large differences occur so infrequently that the Company cannot reliably include them in its estimating methodology. Under the circumstances, the Company believes its methodology has been reasonably reliable in recording its trade promotion expenditures and period-end accruals. The Company therefore believes that there is a low to moderate likelihood that the use of different assumptions or estimates would result in a material change to its trade promotion expenditures or its accrual for future trade promotion settlements.

      The accrual for future trade promotion settlements as of August 31, 2005 and 2004 was $10,721 and $5,491 respectively. A variation of five percent in the 2005 accrual would change the 2005 trade promotion expense by approximately $536.

Inventory valuation method

      Inventory is valued at the individual item level using the cost method which values inventory at the lower of cost or market. Cost is determined using the FIFO (first-in, first-out) method. Market is determined based on the estimated net realizable value, which is generally the inventory item's selling price. CoolBrands reviews its inventory levels in order to identify slow-moving and obsolete inventory, which requires adjustment and evaluates the potential for slow-moving and obsolete inventory by analyzing historical and anticipated demand. If actual demand were to be substantially lower than estimated, an additional allowance for excess and obsolete inventory might be required. The allowance for excess and obsolete inventory at August 31, 2005 and 2004 totaled $6,858 and $1,976 respectively.

Goodwill and non-amortizable intangible assets

      The Company is required to conduct an annual review of goodwill and non-amortizable intangible assets for potential impairment. Goodwill impairment testing requires a comparison between carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Goodwill at August 31, 2005 and 2004 totaled $47,827 and $72,088 respectively.

      Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. Non- amortizable intangible assets at August 31, 2005 and 2004 totaled $15,000 and $ 0 respectively.

Income taxes

      The Company records reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. The Company also records a valuation allowance against our future tax assets arising from certain net operating losses when it is more likely than not that some portion or all of such net operating losses will not be realized.

      The Company's effective tax rate in a given financial statement period may be materially impacted by the changes in the mix and level of earnings, changes in the expected outcome of audit controversies or changes in the deferred tax valuation allowance. The ultimate rate will depend on several variables, including the future utilization of net operating losses, the mix of earnings between domestic and international operations and the overall level of earnings, and could also be affected by the resolution of tax contingencies for amounts different from the Company's current estimates.

Legal matters

      CoolBrands is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. CoolBrands evaluates, among other things, the degree of probability of an unfavorable outcome and reasonably estimates the amount of the loss. Significant judgment is required in both the determination of the probability and as to whether an exposure can be reasonably estimated. When CoolBrands determines that it is probable that a loss has been incurred, the effect is recorded in the Consolidated Financial Statements. Although the legal outcome of these claims cannot be predicted with certainty, CoolBrands does not believe that any of the existing legal matters will have a material adverse affect on its financial condition or results of operations. However, significant changes in legal proceedings and claims or the factors considered in the evaluation of those matters could have a material adverse affect on CoolBrands business, financial condition and results of operation.

New accounting pronouncements

      In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN
46). This interpretation, which was subsequently revised in December 2003 (FIN 46-R), clarifies certain issues related to Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and addresses consolidation by business enterprises of the assets, liabilities, and results of the activities of a variable interest entity. The Company has determined that it does not hold a variable interest in a variable interest entity under FIN 46-R at August 31, 2005.

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

      In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces "Accounting for Stock-Based Compensation," ("SFAS 123") and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual reporting period that begins after June 15, 2005. Under SFAS 123R, the pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company has not at this time evaluated the impact of implementing this statement on its financial statements.

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

      Robert E. Baker - Lead Director of the Corporation. Mr. Baker is currently President of The Baker Group, a private marketing consulting firm. >From 1999 until 2003, he was Vice President, Market Strategy at ConAgra Foods Retail Products Company. From 1997 to 1999, he was Vice President of Strategic Planning at Dean Foods Company and from 1994 to 1997, Vice President of Marketing/Strategy at Specialty Foods Corporation. From 1984 to 1989, he held a number of marketing positions with Kraft Foods Dairy Division including Vice President of Marketing. He currently serves as a Board member of the Milk Processors Education Program (MilkPEP) and Continental Custom Ingredients (CCI). He was previously a Board member of The National Cheese Institute and Calgene, Inc. Mr. Baker has a Bachelor of Science in Electrical Engineering from Tuskegee University and an MBA in Marketing from Columbia University and spent four years in the U.S. Air Force, attaining the rank of Captain.

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

                                                                           Long-Term
                                       Annual Compensation               Compensation
                              --------------------------------------   ------------------
                     Fiscal                            Other Annual     Securities Under       All Other
Name and              Year       Salary      Bonus   Compensation(1)   Options Granted(2)   Compensation(3)
Principal Position    End          ($)        ($)          ($)                 #                  ($)
------------------   ------   -----------   ------   ---------------   ------------------   ---------------
Richard E. Smith      2005             (4)       -                -                  -               -
Co-Chairman &         2004             (4)       -        8,350,678            709,983               -
Co-Chief Executive    2003             (4)       -                -            225,000               -
Officer(4)
-----------------------------------------------------------------------------------------------------------
David J. Stein        2005        520,000        -            7,571                  -           2,100
President, Chief      2004        490,000   60,000       10,604,365            709,983           1,950
Executive Officer     2003        326,442   60,000            7,571            225,000           1,820
-----------------------------------------------------------------------------------------------------------
Gary P. Stevens       2005        185,000   50,000          134,363                              1,958
Chief Financial       2004        145,800   20,000           10,363                  -           1,312
Officer               2003        145,800   20,000           10,363             20,000           1,604
-----------------------------------------------------------------------------------------------------------
Michael Serruya       2005    CDN$420,000        -   CDN$    59,588                  -               -
Co-Chairman           2004    CDN$408,461        -   CDN$ 4,695,312        CDN$599,275               -
                      2003    CDN$320,000        -   CDN$    26,031        CDN$191,666               -
-----------------------------------------------------------------------------------------------------------
Aaron Serruya         2005    CDN$420,000        -   CDN$    30,222                  -               -
Secretary(5)          2004    CDN$408,461        -   CDN$ 4,700,550        CDN$599,275               -
                      2003    CDN$320,000        -   CDN$    31,269        CDN$191,666               -
-----------------------------------------------------------------------------------------------------------
J. Leo Glynn          2005        245,577   92,000           16,000            100,000               -
President, Eskimo     2004         230,00   39,100           16,000                  -               -
Pie Frozen            2003         17,692        -                -             50,000               -
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

      Each of the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have agreed to vote against: (i) the sale of all or substantially all of the Corporation's assets; (ii) a merger, consolidation or similar transaction involving the Corporation; or (iii) an amendment to the Memorandum of the Association and/or the Articles of Association of the Corporation which would adversely affect the rights of the Integrated Brands Principal Shareholders or the CoolBrands Principal Shareholders, unless the Integrated Brands Principal Shareholders and the CoolBrands Principal Shareholders agree in writing to vote for any such matters.

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

Item 6(E) Share Ownership

      The following table sets forth as of January 9, 2006, information with respect to officers and directors of the Company listed in 6(B) who are the direct or indirect beneficial owners of any class of the Company's voting securities:

                                                             Amount Owned and
                                   Identity of             Nature of Beneficial   Percent of
  Title of Class                 Person or Group                Ownership           Class**
----------------------------   ------------------------    --------------------   ----------
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

Item 7 Major Shareholders and Related Party Transactions

Item 7(A) Major Shareholders

      The following table sets forth as of January 9, 2006, information with respect to shareholders of the Company that directly or indirectly beneficially own 5% or more of any class of the Company's voting securities:

                                     Identity of
     Title of Class                Person or Group                   Amount Owned        Percent of Class
---------------------------   ------------------------------   -----------------------   ----------------
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

Item 9(A)(4) Information Regarding Stock Price History

      The Subordinate Voting Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "COB.SV.A".

5 most recent financial years

                     Period                 High (Cdn $)   Low (Cdn $)
-----------------------------------------   ------------   -----------
Sept. 2004 - Aug. 2005 ..................      10.25          2.55
Sept. 2003 - Aug. 2004 ..................      27.00          8.75
Sept. 2002 - Aug. 2003 ..................      18.54          4.25
Sept. 2001 - Aug. 2002 ..................       8.15          1.60
Sept. 2000 - Aug. 2001 ..................       2.55          0.70

Each full financial quarter for the 2 most recent full financial years

                     Period                 High (Cdn $)   Low (Cdn $)
-----------------------------------------   ------------   -----------
Sept. 2004 - Nov. 2004 ....................      10.25          6.39
Dec. 2004  - Feb. 2005 ....................       9.95          7.00
Mar. 2005  - May. 2005 ....................       9.69          3.91
Jun. 2005  - Aug. 2005 ....................       4.75          2.55

Sept. 2003 - Nov. 2003 ....................      18.98         15.56
Dec. 2003  - Feb. 2004 ....................      25.34         14.85
Mar. 2004  - May. 2004 ....................      27.00         19.80
Jun. 2004  - Aug. 2004 ....................      25.60          8.75

Each month for the most recent six months

                     Period                 High (Cdn $)   Low (Cdn $)
-----------------------------------------   ------------   -----------
Feb.  2006 (through February 27) ........       3.00          2.60
Jan.  2006 ..............................       3.18          2.61
Dec.  2005 ..............................       3.13          2.30
Nov.  2005 ..............................       2.84          2.25
Oct.  2005 ..............................       2.70          2.11
Sept. 2005 ..............................       3.07          2.37

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

      Market Risk Sensitive Instruments

      The Company's investment portfolio consisted of investments in Auction rate securities and are held for the purpose of funding current operations. Auction rate securities are long-term bonds that resemble short-term instruments and provide liquidity because their interest rates are reset periodically, usually every 7, 28 or 35 days. The rate is reset by a modified Dutch auction process and investors can sell or buy the securities on those auction dates. These investments are classified as available for sale as short-term investments on the consolidated balance sheets and are recorded at cost, which approximates market value.

                                                  Cost          Interest Rate                             Market Value
    Name of Security        Purchase Date    (000 omitted)   at August 31, 2005       Reset Date       at August 31, 2005
------------------------   ---------------   -------------   ------------------   ------------------   ------------------
Jefferson County Alabama     May 4, 2004         $2,000             2.50%         September 6, 2005          $2,000
Sewer Revenue Capital

Jefferson County Alabama     May 5, 2004         $3,000             2.70%         September 7, 2005          $3,000
Sewer Revenue Capital

PSE&G New Jersey           August 17, 2004       $2,500             2.24%         September 22, 2005         $2,500

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

      4.11 Amendment No. 1 to the Employment Agreement of Michael Serruya, dated October 24, 2003.

      8.1 List of Subsidiaries.(8)

      11.1 Code of Business Ethics.(7)

      12.1 Exchange Act Rule 13a-14(a)/15(d)-14(a) Certification of David D. Stein, Chief Executive Officer.(9)

      12.2 Exchange Act rule 13a-14(a)/15(d)-14(a) Certification of Gary P. Stevens, Chief Financial Officer.(9)

      13.1 18 U.S.C. Section 1350 Joint Certification of David J. Stein, Chief Executive Officer, and Gary P. Stevens, Chief Financial Officer.(9)

      15.1 Consent of BDO Dunwoody LLP, Independent Auditors.(9)

----------
(1) Incorporated by reference to the corresponding exhibit filed with the Corporation's Registration Statement on Form F-4 (no. 333-8078) and amendments thereto, as previously filed with the Securities and Exchange Commission on February 19, 1998.

(2) Incorporated by reference to the corresponding exhibit filed with the Corporation's report on Form 6-K (no. 000-27476), previously filed with the Securities and Exchange Commission on December 2, 2005.

(3) Incorporated by reference to the corresponding exhibit filed with the Corporation's report of the fiscal year ended August 31, 2000 on Form 20-F (no. 000-27476), as previously filed with the Securities and Exchange Commission on March 15, 2001.

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

(8) Incorporated by reference to the corresponding exhibit filed with the Corporation's report on Form 20-F (no. 000-27476), previously filed with the Securities and Exchange Commission on February 28, 2006.

(9)   Filed herewith.

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

Date: July 17, 2006

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
                                                       ======================

CoolBrands International Inc.

Consolidated Balance Sheets as at August 31, 2005 and 2004

--------------------------------------------------------------------------------
(Amounts expressed in thousands of dollars)

                                                          2005         2004

Liabilities and Shareholders' Equity

Current Liabilities:

Accounts payable                                       $  53,300    $  37,506
Payables - affiliates                                        620          850
Accrued liabilities                                       30,015       20,624
Income taxes payable                                                    4,938
Deferred income taxes                                         93
Short term borrowings                                     34,553
Current maturities of long-term debt                      18,161        8,492
                                                       -----------------------

Total current liabilities                                136,742       72,410

Long-term debt                                             8,248       19,262

Other liabilities                                          2,881        2,758

Deferred income taxes                                      6,180        3,638
                                                       -----------------------

Total liabilities                                        154,051       98,068
                                                       -----------------------

Minority interest                                          5,388        8,088
                                                       -----------------------

Commitments and contingencies

Shareholders' Equity

Capital stock                                             97,578       97,485

Additional paid-in capital                                46,376       44,494

Accumulated other comprehensive earnings                  (1,696)      (1,096)

Retained earnings                                         (3,852)      70,218
                                                       -----------------------

Total shareholders' equity                               138,406      211,101
                                                       -----------------------
                                                       $ 297,845    $ 317,257
                                                       =======================

          See accompanying notes to consolidated financial statements.

Approved by the Board,

     "David J. Stein", Director      "Romeo DeGasperis", Director
      --------------                 ------------------

CoolBrands International Inc.

Consolidated Statements of Operations for the years ended August 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------
(Amounts expressed in thousands of dollars, except for per share data)

                                                                  2005         2004         2003
Net revenues:

Net sales                                                      $ 364,686    $ 406,470    $ 199,015

Royalties, licensing, and consumer products license revenues       6,138        3,595        3,550

Drayage and other income                                          14,246       39,873       11,455
                                                               ------------------------------------

Total net revenues                                               385,070      449,938      214,020
                                                               ------------------------------------

Cost of goods sold                                               361,668      329,346      140,250
Selling, general and administrative expenses (Revised)            54,090       79,883       41,239
Interest expense                                                   2,586        1,498        1,343
Asset impairment                                                  55,525        2,788
Loss on sale of building                                                                       263
Gain on sale of building                                          (3,634)
                                                               ------------------------------------

(Loss) earnings before income taxes and minority interest        (85,165)      36,423       30,925

Minority interest                                                 (2,700)        (958)         365
                                                               ------------------------------------

(Loss) earnings before income taxes                              (82,465)      37,381       30,560
                                                               ------------------------------------

(Recovery of) provision for income taxes:

Current                                                          (10,193)      29,183       11,832
Deferred                                                           1,798      (15,314)         (98)
                                                               ------------------------------------

                                                                  (8,395)      13,869       11,734
                                                               ------------------------------------

Net (loss) earnings                                            $ (74,070)   $  23,512       18,826
                                                               ====================================

Per share data:

(Loss) earnings per share:

Basic                                                          $   (1.32)   $     .42    $     .36
Diluted                                                        $   (1.32)   $     .42    $     .35
                                                               ====================================

Weighted average shares outstanding:
Shares used in per share calculation - basic                      55,924       55,441       51,746
Shares used in per share calculation - diluted                    55,924       56,329       53,992

           See accompanying notes to consolidated financial statements

CoolBrands International Inc.

Consolidated Statements of Shareholders' Equity for the years ended August 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------
(Amounts expressed in thousands of dollars)

                                                                                     Accumulated
                                                                                           other                      Total
                                                   Capital        Additional       comprehensive   Retained   Shareholders'
                                                     Stock   paid-in capital   (losses) earnings   earnings          equity
                                                  --------------------------------------------------------------------------
Balance at August 31, 2002                        $ 85,175   $             -   $            (981)  $ 27,880   $     112,074
Comprehensive earnings
   Net earnings                                                                                      18,826
   Other comprehensive earnings, net of
      income taxes:
       Currency translation adjustment                                                       141

   Total comprehensive earnings (Revised)                                                                            18,967

  Issuance of shares for stock options                  24                                                               24
  Stock-based compensation expense                                     1,649                                          1,649
                                                  --------------------------------------------------------------------------
Balance at August 31, 2003                          85,199             1,649                (840)    46,706         132,714
Comprehensive earnings:
   Net earnings                                                                                      23,512
   Other comprehensive earnings, net of income
      taxes:
      Currency translation adjustment                                                       (256)
   Total comprehensive earnings (Revised)                                                                            23,256
Issuance of shares for stock options exercised      11,779                                                           11,779

      Tax benefit relating to exercise of non-
         qualified stock options                                      11,862                                         11,862
      Stock-based compensation expense                                30,983                                         30,983

Issuance of shares for warrants exercised              507                                                              507
                                                  --------------------------------------------------------------------------
Balance at August 31, 2004                          97,485            44,494              (1,096)    70,218         211,101
Compressive losses:
   Net loss                                                                                         (74,070)
   Other comprehensive (losses), net of income
      taxes:
      Currency translation adjustment                                                       (600)
Total comprehensive loss (Revised)                                                                                  (74,670)

Issuance of shares for stock options exercised          93               (36)                                            57
  Stock-based compensation expense                                     1,918                                          1,918
                                                  --------------------------------------------------------------------------
Balance at August 31, 2005                        $ 97,578   $        46,376   $          (1,696)  $ (3,852)  $     138,406
                                                  ==========================================================================

           See accompanying notes to consolidated financial statements.

CoolBrands International Inc.

Consolidated Statements of Cash Flow for the years ended August 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------
(Amounts expressed in thousands of dollars)

                                                                                2005       2004       2003
Cash and short-term investments provided by (used in):

Operating activities:
Net (loss) earnings                                                           $(74,070)  $ 23,512   $ 18,826
Adjustments to reconcile net (loss) net earnings to net cash flows from operating activities
   Depreciation and amortization                                                 5,042      4,526      3,239
   Asset impairment                                                             55,525      2,788
   Stock-based compensation expense                                              1,918     30,983      1,649
   Deferred income taxes                                                         1,798    (15,314)     1,716
   Gain on sale of building                                                     (3,634)
   Loss on sale of asset held for sale                                                                   263
   Minority interest                                                            (2,700)      (958)       365
Cash effect of changes, net of the effects from businesses acquired
   Receivables                                                                  13,815    (21,115)    (3,734)
   Receivables - affiliates                                                      2,043     (1,464)       609
   Allowance for doubtful accounts                                                 (56)       126       (785)
   Inventories                                                                   4,500     (6,845)    (6,545)
   Prepaid expenses                                                             (2,207)     6,252     (1,179)
   Income taxes recoverable                                                     (9,767)
   Accounts payable                                                             15,842     16,740     (5,398)
   Payables - affiliates                                                          (230)       277       (173)
   Accrued liabilities                                                           8,744     (4,843)    (1,656)
   Income taxes payable                                                         (4,935)     9,319     (1,655)
   Other assets                                                                   (513)        53        263
   Other liabilities                                                               124       (268)      (739)
                                                                              -------------------------------
Cash provided by operating activities                                           11,239     43,769      5,066
                                                                              -------------------------------

Investing activities:
Purchase of property, plant and equipment                                      (12,409)   (13,363)    (4,141)
Purchase of intangible assets                                                                 (76)       (82)
Purchase of license agreements                                                     (26)      (300)    (1,070)
Proceeds from sale of building                                                   5,434
Proceeds from asset held for sale                                                                      2,370
Increase in restricted cash                                                    (10,000)
Purchase of investments                                                         (2,500)   (33,050)
Redemption of investments                                                       23,050      5,000
Acquisitions, net of cash acquired                                             (59,609)               (9,681)
Increase in notes receivable                                                       (28)                   (4)
Collection of notes receivable                                                      65         23        249
                                                                              -------------------------------
Cash used in investing activities                                              (56,023)   (41,766)   (12,359)
                                                                              -------------------------------

Financing activities:
Expense from special warrants                                                                           (104)
Change in revolving line of credit, secured                                      2,661      1,514
Change in revolving line of credit, unsecured                                                          2,000
Capital contributions from minority interest                                                8,907
Proceeds from short term borrowings                                             44,553
Return of capital contribution to minority interest                                        (2,000)
Proceeds from issuance of Class A and B shares                                      57     12,286        124
Repayment of short term borrowings                                             (10,000)
Repayment of long-term debt                                                     (4,007)    (5,781)    (6,855)
                                                                              -------------------------------
Cash provided (used) by financing activities                                    33,264     14,926     (4,835)
                                                                              -------------------------------
Increase (decrease) in cash flows due to changes in foreign exchange rates        (695)    (2,412)    (1,870)
                                                                              -------------------------------

(Decrease) increase in cash and cash equivalents                               (12,215)    14,517    (13,998)

Cash and cash equivalents - beginning of year                                   36,277     21,760     35,758
                                                                              -------------------------------

Cash and cash equivalents - end of year                                       $ 24,062   $ 36,277     21,760
                                                                              ===============================

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

Goodwill and Other Non-Amortizable Asset

      In accordance with Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"), goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but instead are to be tested for impairment at least annually or earlier if there are impairment indicators. Other intangible assets continue to be amortized over their estimated useful lives. Goodwill is tested for impairment using a two step process that begins with an estimation of the fair value of each reporting unit. The fair value of each reporting unit is determined using a combination of valuation Approaches including an income approach consisting of a discounted cash flow analysis And a market multiple approach. The fair value of the reporting unit is compared to its carrying value. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

      During 2005, the Company completed its annual impairment testing of goodwill and intangible assets. A goodwill impairment charge of $ 48,701 was taken in the Company's frozen dessert segment and a $3,400 goodwill impairment charge was taken in the Company's franchise business segment. The impairment charge in the frozen dessert product segment is the result of the loss of the Weight Watchers licensing agreement as well as declining sales of the Atkins and the Company's base business product line and the resulting decline in cash flows. The impairment charge in the franchising segment was the result of evaluating the potential sale and the potential sales price of the franchising segments. Also this review resulted in a $ 1,401 and $ 1,540 intangible asset impairment charge for the Company's frozen dessert segment and franchise business segment, respectively. Significant assumptions used in measuring the impairments included the timing and amount of estimated future cash flows for reporting units and intangible assets, and where applicable, an analysis of guideline transaction market multiples.

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

            Product introduction expenses

      Product introduction expenditures (i.e. slotting fees) are recognized as reductions of revenues at the time product introduction offers are accepted by our customers, which for measurement purposes is at the time of the first shipment of the product to each customer.

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

EARNINGS (LOSS) PER SHARE

      The Company uses the treasury stock method to determine the dilutive earnings per share. The following table presents the numerators and denominators used in the basic and diluted (loss) earnings per share calculations:

                                                     2005       2004       2003
   Numerator
   Net (loss) earnings                         $  (74,070) $  23,512  $  18,826
                                               ================================

   Denominator
   Basic weighted average shares outstanding       55,924     55,441     51,746
   Dilutive effect of stock awards                               888      2,246
                                               --------------------------------
                                                   55,924     56,329     53,992
                                               ================================
   Net (loss) earnings
   Basic                                       $    (1.32) $     .42  $     .36
   Diluted                                     $    (1.32) $     .42  $     .35

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

REVISED PREVIOUSLY ISSUED FINANCIAL STATEMENTS

      The Company, based on SEC comments and recommendations, has revised the amounts shown for selling, general, and administrative expenses to include stock based compensation expense on the consolidated statements of operations, has revised the consolidated statements of shareholders' equity to appropriately present other comprehensive earnings, and has added the pro forma results of operations for 2005 and 2004 for the acquisition of the yogurt business from Kraft Foods.

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

      The following summarizes the impact of restatement for the change from CDN to US GAAP for consumer trade promotion expenses in our Consolidated Statement of Operations:

                                                                            2005            2004            2003
Total net revenues in accordance with Canadian GAAP                $     453,225   $     482,851   $     226,047
Less consumer and trade promotion expenditures                           (68,155)        (32,913)        (27,032)
                                                                   ----------------------------------------------
Total net revenues in accordance with U.S. GAAP                    $     385,070   $     449,938   $     199,015
                                                                   ==============================================

                                                                            2005            2004            2003

Total selling, general and administrative expenses in accordance
   with Canadian GAAP (Revised)                                    $     122,245   $     115,584   $      68,271
Less consumer and trade promotion expenditures                           (68,155)        (32,913)        (27,032)
                                                                   ----------------------------------------------
Total selling, general and administrative expenses in accordance
   with U.S. GAAP (Revised)                                        $      54,090   $      82,671   $      41,239
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

      The following summarizes the impact of restatement for the change from CDN to US GAAP for new product introduction expenditures (slotting fees) in our Consolidated Statement of Operations:

                                                                       2005         2004         2003
Net (loss) earnings income in accordance with Canadian GAAP     $   (73,517)  $   22,756   $   21,390

Adjustment for new product introduction expenditures                   (553)         756       (2,564)
                                                                --------------------------------------
Net (loss) earnings income in accordance with U.S. GAAP         $   (74,070)  $   23,512   $   18,826
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
                                                    --------
                                                    $ 59,152
                                                    ========

Pro forma results of operations (Revised)

The following table summarizes unaudited pro forma financial information assuming the acquisition of the Breyer's yogurt business had occurred at the beginning of 2004. This pro forma financial information is for the informational purposes only and does not reflect any operating inefficiencies which may result from the acquisition of the Breyer's yogurt business transaction and, therefore, is not necessarily indicative of results that would have been achieved had the businesses been combined during the periods presented. In addition, the preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The pro forma adjustments use estimates and assumptions based on currently available information.

Management believes that the estimates and assumptions are reasonable and that the significant effects of the acquisition of Breyer's yogurt business are reasonable and significant effects of the acquisition of Breyer's yogurt business are properly reflected. However, actual results may differ from these estimates and assumptions.

                                                          2005                  2004

                                                    (In thousands, except per share amounts)
Pro forma total net revenues                        $         434,728    $            558,360
                                                    =================    ====================

Pro forma net (loss) earnings                       $         (69,908)   $             34,681
                                                    =================    ====================

Pro forma net (loss) earnings  per share Basic      $           (1.25)   $               0.63
                                                    =================    ====================

                                         Diluted    $           (1.25)   $               0.62
                                                    =================    ====================

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

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 7. Intangible and other assets and Goodwill

      Definite life intangible assets are amortized over their estimated useful lives. The Company is required to conduct an annual review of goodwill and intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. During the fourth quarter of 2005, the Company completed its annual review of goodwill and intangible assets. This review resulted in a $ 2,941 non-cash pre tax charge related to intangible asset impairment and a non-cash pre tax charge of $52,101 related to goodwill impairment. After receiving notification on July 28, 2004 that the license agreement with Weight Watchers International would not be extended, the Company evaluated certain intangible assets directly related to the Weight Watchers license agreement. Based on this evaluation, the Company determined that these intangible assets were fully impaired and as a result recorded an impairment charge of approximately $2,788 during the fourth quarter ended August 31, 2004.

      At August 31, 2005 and 2004 goodwill by reportable segment was as follows:

                                                 2005         2004
                                            ---------   ----------
Frozen desserts                             $   3,752   $   52,461
Yogurt                                         27,582
Foodservice                                    11,302       11,302
Dairy components                                  745          488
Franchising and licensing                       4,446        7,837
                                            ---------   ----------

Total Goodwill                              $  47,827   $   72,088
                                            =========   ==========

Intangible assets at August 31, 2005 and 2004 were as follows:

                                                     2005                     2004
                                           -----------------------   -----------------------
                                           Gross                     Gross
                                           Carrying   Accumulated    Carrying   Accumulated
                                           Amount     Amortization   Amount     Amortization
                                           --------   ------------   --------   ------------
Non-amortizable intangible assets          $ 15,000   $              $          $
Amortizable intangible assets                 8,126          3,362     12,567          4,305
Other assets                                  2,605                     3,918
                                           --------   ------------   --------   ------------

Total Intangible assets and other assets   $ 25,731   $      3,362   $ 16,485   $      4,305
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

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 7. Intangible and other assets and Goodwill (cont'd)

      The movement in goodwill and gross carrying amounts of intangible and other assets is as follows:

                                               2005                       2004
                                    -------------------------   -------------------------
                                               Intangible and              Intangible and
                                    Goodwill   other assets     Goodwill   other assets
                                    --------   --------------   --------   --------------
Balance at August 31                $ 72,088   $       16,485   $ 71,977   $       19,928
   Changes due to:
      Acquisitions                    27,840           15,000        111
      Goodwill impairment            (52,101)
      Intangible asset impairment                      (2,941)                     (2,788)
      Other                                            (2,813)                       (655)
                                    --------   --------------   --------   --------------
Balance at August 31                $ 47,827   $       25,731   $ 72,088   $       16,485
                                    =====================================================

Note 8. Short-term borrowings

                                                         2005
Unsecured                                      $       30,000
Secured                                                 4,553
                                               --------------
                                               $       34,553
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

Note 9. Long-term debt

                                      2005            2004
Term loan, unsecured              $ 10,500        $ 13,587
Term loan, secured                   8,610           9,117
Revolving loan, secured              7,145           4,483
Capitalized leases                     154             567
                                  ------------------------
                                    26,409          27,754
Less: Current maturities            18,161           8,492
                                  ------------------------

                                  $  8,248        $ 19,262
                                  ========================

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

      Repayments of long-term debt due in each of the next five years are as follows

                              2006         $ 18,161
                              2007              416
                              2008            7,832
                              2009                -
                              2010                -
                                           --------

                                           $ 26,409
                                           ========

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

--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 10. Shareholders' equity and stock options
(thousands of shares)

Capital Stock

      The Company's articles of incorporation authorize 200,000 shares of both Class A Subordinate and Class B Multiple voting no par value shares. Changes in Capital stock for the two years ended August 31, 2005 were as follows:

                                                    Paid-In-Balance
                                                    ---------------
            Class A Subordinate voting shares       $        85,659
            Class B Multiple voting shares          $        11,919

                                                                   Class A                     Class B
                                                               Subordinate                    Multiple
                                                 voting shares outstanding   voting shares outstanding
                                                                         #                           #
                                                 ------------------------------------------------------
Balance at August 31, 2003                                          45,629                       6,179

Issuance of shares for stock options exercised                       3,985
Issuance of shares for warrants exercised                              100
Multiple voting shares converted to
   subordinate voting shares                                           149                        (149)
                                                 ------------------------------------------------------
Balance at August 31, 2004                                          49,863                       6,030

Multiple voting shares converted to
   subordinate voting shares                                             1                          (1)

Issuance of shares for stock
   options exercised                                                    54
                                                 ------------------------------------------------------
Balance at August 31, 2005                                          49,918                       6,029
                                                 ======================================================

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

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 10. Shareholders' equity and stock options (cont'd)

Stock options

      Under the Company's stock option plans, non-qualified options to purchase subordinate voting shares are granted to directors, officers, consultants and key employees at exercise prices equal to the fair market value of the stock at the date of grant. On November 1, 2002 the Company's shareholders approved The 2002 Stock Option Plan, which reserved 5.17 million options for issuance and limited the number of options that may be granted in any one fiscal year to 2.5% of outstanding shares. On February 27, 2004 the Company's shareholders approved the elimination of the limitation on the number of options that may be granted in any one fiscal year. Subject to the Board of Director's sole discretion to modify the vesting schedule of options granted, options granted normally vest, and become exercisable, as to one-third (1/3) on each of the first, second and third anniversaries of the date of grant.

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

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 10. Shareholders' equity and stock options (cont'd)

      The following table summarizes stock options outstanding, exercisable and exercise price range at August 31, 2005:

                                       OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                         -----------------------------------------------------------------------------------

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
                                                                   =========================

      In 2005 the Company established an allowance for non-capital loss carry-forwards as the Company considers it more likely than not that such loss carry-forwards will not be utilized.

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

The following table reconciles the changes in benefit obligations and plan assets in 2005 and 2004, and reconciles the funded status to accrued benefit cost at August 31, 2005 and August 31, 2004:

                                        Pension Benefits    Other Benefits
                                        ----------------    ---------------

Benefit Obligation
Beginning balance at August 31, 2003    $          2,088    $        1,637
Interest cost                                        135               166
Actuarial loss                                        94
Benefit payments                                     (78)             (200)
                                        -----------------------------------

Balance at August 31, 2004                         2,239             1,603
Interest cost                                        139               200
Actuarial loss                                       277
Benefit payments                                     (85)
                                        -----------------------------------

Ending balance at August 31, 2005       $          2,570    $        1,803
                                        ===================================

Plan assets - Basic value
Beginning balance at August 31, 2003    $          1,925
Actual return on plan assets                         219
Contributions                                         20
Benefit payments                                     (78)
                                        ----------------

Balance at August 31, 2004                         2,086
Actual return on plan assets                         338
Contributions                                         20
Benefit payments                                     (85)
                                        ----------------

Ending balance at August 31, 2005       $          2,359
                                        ================

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

Industry Segments:

      Year Ended August 31, 2005

                                         Frozen                                  Dairy     Franchising
                                       desserts     Yogurt    Foodservice   components   and licensing   Corporate   Consolidated
----------------------------------------------------------------------------------------------------------------------------------
Revenues                              $ 330,972   $ 44,007    $    18,397   $   22,589   $      15,200   $     280   $    431,445
Interest income                             797                                                    303         132          1,232

Inter-segment revenues                  (43,665)                     (661)      (3,051)                       (230)       (47,607)
                                      --------------------------------------------------------------------------------------------
Net revenues                            288,104     44,007         17,736       19,538          15,503         182        385,070
                                      --------------------------------------------------------------------------------------------

Segment (loss) earnings                 (37,139)     2,376          2,142        2,593            (770)        182        (30,616)

General corporate expenses                                                                                     (72)           (72)

Interest expense                         (1,687)      (891)                                         (8)                    (2,586)

Asset impairment                        (50,102)                                                (5,423)                   (55,525)

Gain on sale of building                  3,634                                                                             3,634

Minority interest                         2,700                                                                             2,700
                                      --------------------------------------------------------------------------------------------

(Loss) earnings before income taxes   $ (82,594)  $  1,485    $     2,142   $    2,593   $      (6,201)  $     110        (82,465)
                                      =============================================================================
Recovery of income taxes                                                                                                   (8,395)
                                                                                                                     ------------

Net loss                                                                                                             $    (74,070)
                                                                                                                     ============

Assets                                $ 157,418   $ 69,877    $    20,593   $   33,556   $      14,659   $   1,742   $    297,845

Capital expenditures                     10,784        764                                         325         536         12,409

Depreciation and amortization             3,439        420            328          328             510          17          5,042

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 16. Segment information (cont'd)

Industry Segments:

      Year Ended August 31, 2004

                                         Frozen                       Dairy     Franchising
                                       desserts   Foodservice    components   and licensing   Corporate   Consolidated
-----------------------------------------------------------------------------------------------------------------------
Revenues                              $ 462,842   $    16,382   $    29,516   $      14,188   $     219   $    523,147
Interest income                             261                                         162         108            531
Inter-segment revenues                  (66,533)         (703)       (6,332)                       (172)       (73,740)
                                      ---------------------------------------------------------------------------------
Net revenues                            396,570        15,679        23,184          14,350         155        449,938
                                      ---------------------------------------------------------------------------------

Segment earnings                         32,168         1,551         3,868           2,047         155         39,789

General corporate expenses                                                                       (1,868)        (1,868)

Interest expense                         (1,491)                                         (7)                    (1,498)

Minority interest                           958                                                                    958
                                      ---------------------------------------------------------------------------------

Earnings (loss) before income taxes   $  31,635   $     1,551   $     3,868   $       2,040   $  (1,713)        37,381
                                      ==================================================================

Provision for income taxes                                                                                      13,869
                                                                                                          ------------

Net earnings                                                                                              $     23,512
                                                                                                          ============

Assets                                $ 240,817   $    17,375   $    30,433   $      16,425   $  12,207   $    317,257

Capital expenditures                     13,009           110           146              98                     13,363

Depreciation and amortization             5,850           335           322             807                      7,314

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 16. Segment information (cont'd)

Industry Segments:

      Year Ended August 31, 2003

                                         Frozen                      Dairy     Franchising
                                       desserts   Foodservice   components   and licensing   Corporate   Consolidated
----------------------------------------------------------------------------------------------------------------------
Revenues                              $ 163,053   $    14,599   $   28,063   $      14,094   $     144   $    219,953
Interest income                             388                                         85          29            502
Inter-segment revenues                   (3,636)         (669)      (1,986)                       (144)        (6,435)
                                      --------------------------------------------------------------------------------
Net revenues                            159,805        13,930       26,077          14,179          29        214,020
                                      --------------------------------------------------------------------------------

Segment earnings                         26,086         1,807        4,066           1,432          29         33,420

General corporate expenses                                                                      (1,152)        (1,152)

Interest expense                         (1,329)                                       (14)                    (1,343)

Minority interest                          (365)                                                                 (365)
                                      --------------------------------------------------------------------------------
Earnings before income taxes          $  24,392         1,807      $ 4,066   $       1,418   $  (1,123)        30,560
                                      =================================================================
Provision for income taxes                                                                                     11,734
                                                                                                         ------------

Net earnings                                                                                                   18,826
                                                                                                         ============

Assets                                $ 136,953   $    15,404   $   26,095   $      45,813   $   2,334   $    226,599

Capital expenditures                      2,779           170          167           1,025                      4,141

Depreciation and amortization             1,778           426          316             719                      3,239

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 16. Segment information (cont'd)

Geographic Segments:

       Year Ended August 31, 2005

                                         Canada   United States   International   Consolidated
-----------------------------------------------------------------------------------------------
Revenues                               $  4,862   $     422,946   $       3,637   $    431,445
Interest income                             262             800             170          1,232
Inter-segment revenues                     (339)        (47,268)                       (47,607)
                                       --------------------------------------------------------
Net revenues                              4,785         376,478           3,807        385,070
                                       --------------------------------------------------------

Segment (loss) earnings                     849         (33,467)          2,002        (30,616)

General corporate expenses                  (72)                                           (72)

Interest expense                                         (2,586)                        (2,586)

Asset impairment                                        (55,024)           (501)       (55,525)

Gain on sale of building                                  3,634                          3,634

Minority interest                                         2,700                          2,700
                                       --------------------------------------------------------

Earnings (loss) before income taxes    $    777   $     (84,743)  $       1,501        (82,465)
                                       =========================================

Recovery of income taxes                                                                (8,395)
                                                                                  ------------
Net (loss)                                                                        $    (74,070)
                                                                                  ============

Assets                                 $  8,526   $     279,210   $      10,109   $    297,845

Capital expenditures                        737          11,650              22         12,409

Depreciation and amortization               142           4,719             181          5,042

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 16. Segment information (cont'd)

Geographic Segments:

      Year Ended August 31, 2004

                                         Canada   United States   International   Consolidated
-----------------------------------------------------------------------------------------------
Revenues                               $  4,119   $     516,004   $       3,024   $    523,147
Interest income                             216             264              51            531
Inter-segment revenues                     (172)        (73,568)                       (73,740)
                                       --------------------------------------------------------
Net revenues                              4,163         442,700           3,075        449,938
                                       --------------------------------------------------------

Segment earnings                            609          37,509           1,671         39,789

General corporate expenses               (1,868)                                        (1,868)

Interest expense                                         (1,498)                        (1,498)

Minority interest                                           958                            958
                                       --------------------------------------------------------
(Loss) earnings before income taxes    $ (1,259)  $      36,969   $       1,671         37,381
                                       ========================================

Provision for income taxes                                                              13,869
                                                                                  ------------
Net earnings                                                                      $     23,512
                                                                                  ============

Assets                                 $ 19,061   $     289,323   $       8,873   $    317,257

Capital expenditures                         20          13,339               4         13,363

Depreciation and amortization               153           7,016             145          7,314

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