Form 20-F
period 2006-08-31
COOLBRANDS INTERNATIONAL INC
filed 2007-08-31
CIK 1005531

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED AUGUST 31, 2006

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

Province of Ontario, Canada

--------------------------------------------------------

(JURISDICTION OF INCORPORATION OR ORGANIZATION)

210 Shields Court

Markham, Ontario

Canada L3R 8V2

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

Class A Subordinate Voting Shares

Class B Multiple Voting Shares

--------------------------------------------------------

(TITLE OF CLASS)

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

Subordinate Voting Shares: 50,049,774

Multiple Voting Shares: 6,025,659

INDICATE BY CHECK MARK IF THE REGISTRANT IS A WELL-KNOWN SEASONED ISSUER, AS DEFINED IN RULE 405 OF THE SECURITIES ACT.

[ ] YES [X] NO

IF THIS REPORT IS AN ANNUAL OR TRANSITION REPORT, INDICATE BY CHECK MARK IF THE REGISTRANT IS NOT REQUIRED TO FILE REPORTS PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X] YES [ ] NO

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

[X] YES [ ] NO

INDICATE BY CHECK MARK WHETHER THE REGISTRANT IS A LARGE ACCELERATED FILER, AN ACCELERATED FILER, OR A NON-ACCELERATED FILER. SEE DEFINITION OF “ACCELERATED FILER” IN RULE 12B-2 OF TE EXCHANGE ACT (CHECK ONE):

LARGE ACCELERATED FILER [ ] ACCELERATED FILER [X] NON-ACCELERATED FILER [ ]

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

[X] ITEM 17 [ ] ITEM 18

IF THIS IS AN ANNUAL REPORT, INDICATE BY CHECK MARK WHETHER THE REGISTRANT IS A SHELL COMPANY (AS DEFINED IN RULE 12b-2 OF THE EXCHANGE ACT

[ ] YES [X] NO

TABLE OF CONTENTS

Item 1 Identity of Directors, Senior Management and Advisers……………………… 2

Item 2 Offer Statistics and Expected Timetable……………………………………………… 2

Item 3 Key Information………………………………………………………………………………… 2

Item 4 Information on the Company……………………………………………………………… 5

ITEM 4A Unresolved staff comments………………………………………………………………. 12

Item 5 Operating and Financial Review and Prospects…………………………………… 20

Item 6 Directors, Senior Management and Employees……………………………………… 40

Item 7 Major Shareholders and Related Party Transactions………………………… 56

Item 8 Financial Information………………………………………………………………………… 59

Item 9 The Offer and Listing………………………………………………………………………… 60

Item 10 Additional Information…………………………………………………………………… 62

Item 11 Quantitative and Qualitative Disclosures About Market Risk…………… 69

Item 12 Description of Securities other than Equity Securities……………………… 70

Item 13 Defaults, Dividend Arrearages and Delinquencies…………………………… 70

Item 14 Material Modifications to the Rights of Security Holders and

Use of Proceeds……………………………………………………………………………… 70

Item 15 Controls and Procedures………………………………………………………………… 70

Item 16 [Reserved]………………………………………………………………………………………… 71

ITEM 16A aUDIT COMMITTEE FINANCIAL EXPERT…………………………………………………… 71

ITEM 16B CODE OF ETHICS………………………………………………………………………………….. 71

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES……………………………………………. 71

ITEM 16D EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES…………………… 71

ITEM 16E PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS…… 71

Item 17 Financial Statements……………………………………………………………………… 73

Item 18 Financial Statements……………………………………………………………………… 73

Item 19 Exhibits…………………………………………………………………………………………… 73

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements with respect to CoolBrands International Inc., its subsidiaries and affiliates (the “Corporation,” the “Company” or “CoolBrands”). These statements are often, but not always, made through the use of words or phrases such as “expect”, “should continue”, “continue”, “believe”, “anticipate”, “estimate”, “contemplate”, “target”, “plan”, “budget” “may”, “will”, “schedule” and “intend” or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting CoolBrands specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the Company’s ability to sell certain assets and businesses to generate liquidity; the Company’s ability to generate adequate gross margins from its remaining businesses; the tastes and preferences of the U.S. retail consumer of CoolBrands’ products; the ability of CoolBrands to be competitive in the highly competitive U.S. market for frozen dessert products at its substantially reduced size; fluctuations in consumption of CoolBrands’ products and services as a result the seasonal nature of the frozen dessert industry; the ability of CoolBrands to retain or acquire shelf space for its products in supermarkets, club stores and convenience stores; the ability of CoolBrands to rebuild the business given the service and production issues it has had as a result of its downsizing; the ability of CoolBrands to liquidate its remaining business efficiently; the ability of CoolBrands to invest in or merge with another operating business; the ability of CoolBrands to effectively manage the risks inherent with any mergers and acquisitions; the effect on foreign operations of political, economic and regulatory risks; currency risk exposure; the ability to recruit (if the Company tries to rebuild) and retain qualified employees; changes in prices for raw materials; the ability of CoolBrands to pass on cost increases resulting from inflation; and other risks described from time to time in publicly filed disclosure documents of CoolBrands and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of August 31, 2007 and CoolBrands disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

All dollar amounts referred to herein are in United States dollars unless otherwise noted.

PART I

Item 1 Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2 Offer Statistics and Expected Timetable

Not applicable.

Item 3 Key Information

Item 3(A) Selected Financial Data

The following selected financial data for the five years ended August 31, 2006 are derived from the audited consolidated financial statements of CoolBrands. These selected financial data should be read in conjunction with "Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto. In 2005, the Company adopted generally accepted accounting principles in the United States and changed its reporting currency from Canadian dollars to U.S. dollars. For comparative purposes, historical financial statements and notes have been restated to reflect these changes.

Statement of Operations Data

(000 omitted, except for per share data)

For the year ended August 31,

	2006	2005	2004	2003	2002

Revenues	$99,348	$149,710	$280,736	$161,394	$94,616

Net (loss) income from continuing operations	$(63,620)	$(69,016)	$20,325	$15,031	$8,978

(Loss) income from discontinued operations	(6,972)	(5,054)	3,187	3,795	3,019

Gain on sale of discontinued operations	410

Net (loss) earnings	$(70,182)	$(74,070)	$23,512	$18,826	$11,997

Basic (loss) earnings per share from continuing operations	$(1.13)	$(1.23)	$0.37	$0.29	$0.19

Basic (loss) earnings per share from discontinued operations	(0.12)	(0.09)	0.05	0.07	0.06

Basic (loss) earnings per share	$(1.25)	$(1.32)	$0.42	$0.36	$0.25

Fully diluted (loss) earnings per share from continuing operations	$(1.13)	$(1.23)	$0.37	$0.28	$0.18

Fully diluted (loss) earnings per share from discontinued operations	(0.12)	(0.09)	0.05	0.07	0.06

Fully diluted (loss) earnings per share	$(1.25)	$(1.32)	$0.42	$0.35	$0.24

Balance Sheet Data

(000 omitted, except for per share data)

As At August 31,

	2006	2005	2004	2003	2002

Working Capital	$(23,992)	$28,477	$118,138	$58,985	$34,796

Total Assets	$160,548	$297,845	$317,257	$223,684	$179,972

Total Long-Term Liabilities(1)	$3,173	$17,514	$25,658	$34,205	$24,677

Shareholders' Equity	$61,118	$138,406	$211,101	$132,714	$107,513

Number of Shares issued and outstanding:

Class A Subordinate Voting Shares	50,049	49,918	49,863	45,629	45,497

Class B Multiple Voting Shares	6,026	6,029	6,030	6,179	6,209

1 At August 31, 2006, the Company had $10,077 outstanding under the Corporate Credit Facility, as defined in Recent Developments – 2006, and $23,501 outstanding under the Americana Credit Facility, as defined in Recent Developments – 2006, ($6,418 under the revolver and $17,083 under the term loans). As of May 31, 2006 and August 31, 2006, the Company and Americana Foods were in default of certain financial covenants of each of the Americana Credit Facility and the Corporate Credit Facility. Accordingly the debt outstanding under the Corporate Credit Facility and Americana Credit Facility was classified as current liabilities in the August 31, 2006 Balance Sheet.

Item 3(B) Capitalization and Indebtedness

Not applicable.

Item 3(C) Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3(D) Risk Factors

In addition to the other information contained and incorporated by reference in this Annual Report on Form 20-F, the following risk factors should be carefully considered in evaluating the Company and its business:

Our filing is not in conformity with SEC rules and regulations

This annual report does not include full certifications by our Chief Executive Officer and Chief Financial Officer as required by Exhibits 12 and 13 of this report. Accordingly, this report does not fully comply with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Failure to conform to SEC disclosure requirements could expose us to greater risks for litigation, regulatory proceedings or enforcement actions. Such matters, if they were to occur, could be time consuming and distract management from the conduct of business and we could be required to pay damages or penalties or have other remedies imposed, which could harm our business, financial condition, results of operations and cash flows.

We May Incur Losses in Connection with Litigation

We currently are and we may continue to be subject to legal proceedings and disputes with joint-venture partners, franchisees, former franchisees and others. We may not have sufficient resources to continue the defense of these proceedings or to satisfy any adverse judgment that may be rendered against us. See “Legal Proceedings”.

Credit Risk

We rely on major retailers in the U.S. for a substantial portion of our sales. As a result of this concentration of sales and accounts receivable, we are subject to certain credit risks. In fiscal 2006 and fiscal 2005, one customer accounted for 10.2% and 17%, respectively, of our sales from continuing operations.

Key Personnel

We are currently dependent upon a small number of key management personnel. The loss of these key personnel may adversely affect our ultimate financial position. Due to recent dispositions of businesses made by us, we may be unable to retain appropriate personnel on a going forward basis. We have entered into incentive programs with certain key employees in order that they assist in the winding up of certain operations in the U.S.

Mergers, Acquisitions and Dispositions

We have made acquisitions of, or significant investments in, businesses or assets with complementary products or unrelated industries and we may do so again in the future. Acquisitions involve numerous risks, including but not limited to: (i) diversion of our management’s attention from other operational matters; (ii) the inability to realize expected synergies from the acquisition; (iii) impairment of acquired intangible assets as a result of worse-than-expected performance of the acquired operations; (iv) integration and retention of key employees; and (v) integration of operations. Mergers and acquisitions are inherently subject to significant risks, and the inability to effectively manage these risks has materially and adversely affected our business, financial condition and results of operations. Since the end of fiscal 2006, we have made several additional dispositions of businesses and as of August 30], 2007, we no longer operate any active businesses. The last remaining operating businesses of the Company were a manufacturing operation of frozen dessert products in California that was sold on March 30, 2007 and the operation of a manufacturing facility in Arkansas pursuant to a Copack arrangement that was finished on August 5, 2007.

Inflation

Inflation can significantly impact ice cream, frozen desserts ingredients, including milk, butterfat and packaging costs. In the past, we have been able to pass on ingredient, energy and freight cost increases by raising prices on selected product lines. Because of our current level of operations, we do not believe inflation will materially affect on our business.

Raw Materials

We are subject to risks with respect to our cost of raw materials, some of which are subject to changes in commodity prices, particularly the cost of butterfat, which is used to produce ice cream products. From time to time, we have used hedging contracts to reduce our exposure to such risks with respect to our raw material costs. We were not a party to any hedging contracts in fiscal 2006 nor are we currently a party to any hedging contracts.

Consumer Tastes

Our products are ultimately purchased by the U.S. retail consumer, whose tastes and preferences are subject to variation and change. Although carefully monitored, these changes cannot be controlled and are difficult to predict.

Seasonality

The frozen dessert industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months.

Shelf Space

Our existing shelf space for our products, along with that of all other products, is reviewed at least annually by our customers. Supermarket, club store and convenience store chains reallocate their total shelf space taking into effect a number of variables, including the number of new products being introduced at any given time, the amount of new product placement fees (slotting fees) being offered by companies in the ice cream and frozen dessert treats industries and by changing consumer tastes and fads. As a result, we are subject, in any given year, to the loss of shelf space with our customers and the loss in revenues associated with the sale of those products. There is also substantial risk that the sales of such new products will not be as successful as we had previously estimated or as successful as new products introduced by us in the past. The risks associated with the reallocation of shelf space by our customers and the development and introduction of new products could have a material adverse effect upon our financial position and results of operations. Because we are no longer manufacturing product as described in Item 4(B) foodservice segment, we will not be competing in our current situation for shelf space.

Competition

We have historically derived a substantial portion of our revenues from our operations in the United States. The U.S. market for frozen desserts is highly competitive. As competitors introduce new products or revise their supply or pricing strategies, we may encounter additional and more intense competition. Such competitors may have greater name recognition and more extensive financial, technological, marketing and personnel resources than we do. We have significantly downsized our operations and no longer have the resources or base of business to compete with our traditional competitors.

Rebuild the Business

We may try to rebuild the business. However as a result of the downsizing and the adverse affect it has had on remaining operations, customers and vendors may be reluctant to do business with us and as a result, it may be difficult for us to rebuild, if attempted, to a level of profitability.

Purchase of New Business

We may try to purchase a new business. There is significant competition in the buying and selling of businesses and we may not be able to identify target acquisitions that are appropriate from a strategic perspective, a management perspective, and a price perspective. Additionally, if we were able to identify an acquisition target, we would be required to, among other things (i) successfully integrate new management and (ii) develop a growth strategy.

Lease Obligations

We have abandoned several leased properties. The Company has significant financial obligations under these leases. See Item 5 Operating and Financial Review and Prospects-Contractual Obligations. We may not be able to settle these lease obligations under favorable terms.

Liquidity

We currently have sufficient working capital to fund operations for the next twelve months. If we are unable to wind down existing businesses which are operating at a loss, on a timely basis, or if an adverse judgment were entered against us in any litigation asserted or unasserted at this time, the Company’s liquidity may be reduced to levels that make it difficult to purchase a new business or to continue to operate.

Item 4 Information on the Company

Item 4(A) History and development of the Company

The Corporation was formed under the Business Corporations Act (Ontario) by articles of amalgamation dated September 7, 1994 under the name Yogen Fruz World-Wide Inc. On March 18, 1998, the Corporation was continued under the Companies Act (Nova Scotia) under the name Yogen Fruz World-Wide Inc. and reorganized its share capital to provide for multiple voting shares and subordinate voting shares. On March 15, 2000, the Corporation amended its articles to change its name to CoolBrands International Inc. On February 27, 2006, the shareholders of the Corporation passed a special resolution to continue the Corporation under the Canada Business Corporation Act effective March 27, 2006. Additionally on February 27, 2006, the shareholders of the Corporation passed a special resolution which resulted in the collapse of the dual class structure on May 31, 2007. (See “Recent Developments – 2006” for further discussion) The principal and registered office of the Corporation is located at 210 Shields Court, Markham, Ontario, L3R 8V2. The Corporation's principal office in the United States was closed on March 31, 2007. See discussion of discontinued operations in Item 5, “Operating and Financial Review and Prospects,” “Discontinued Operations.” As of the date hereof, the Company is no longer manufacturing product, other than under its Co-Packing arrangement pursuant to the sale of the foodservice segment in January discussed below in the description of the foodservice sale. The Company is liquidating existing inventory and trying to sell its real estate, equipment and trade names that it owns.

Recent Developments

Significant developments since August 31, 2006 include:

· In September 2006, Eskimo Pie Corporation, a wholly-owned subsidiary of the Corporation, sold its Value America flavors and ingredients division, which comprised substantially all of the Corporation’s dairy component segment for gross proceeds of approximately $8,250,000 to an unaffiliated third party.

· In September 2006, a lawsuit was filed in the Supreme Court of the State of New York against the Corporation and certain of its subsidiaries and employees of Americana Foods by Americana Foods Corporation. Americana Foods Corporation, which, through Capricorn Investors III LP, owns a 49.9% interest in Americana Foods, is seeking monetary damages, certain declaratory orders and injunctive relief based on an alleged erosion in the value of its investment.

· On October 11, 2006, the lenders to Americana Foods Limited Partnership (“Americana Foods”), CoolBrands’ 50.1% owned joint venture facility in Dallas Texas, under the Americana Credit Facility (as defined below in Recent Developments-2006), advised Americana Foods that, on account of the existing defaults under its credit facilities, they were no longer willing to lend funds and demanded full and immediate repayment on all borrowings. Certain subsidiaries of the Corporation filed an involuntary petition against Americana Foods under Chapter 7 of the U.S. Federal Bankruptcy Code, and Americana Foods ceased operations in October 2006.

· In November 2006, the Corporation’s subsidiary, Eskimo Pie Frozen Distribution, Inc. (“EPFD”), sold substantially all of its “direct store door” frozen distribution assets in Florida, California, Oregon and Washington to an unaffiliated third party, for net proceeds of approximately $5,736,000.

· On November 17, 2006, 2118769 Ontario Inc., a company controlled by Mr. Michael Serruya, currently the Company’s Chairman, President and Chief Executive Officer, (“2118769”), entered into an agreement to acquire, at par, all of the indebtedness of the senior lenders under the Americana Credit Facility. In connection with this purchase, 2118769 also entered into a forbearance agreement (“Forbearance Agreement”) with CoolBrands pursuant to which 2118769 agreed, for a period of 6 months, not to take any action to demand repayment of the indebtedness on account of existing defaults under the Americana Credit Facility( as defined below in Recent Developments-2006). As part of this transaction, JPMorgan Chase Bank, N.A. (“JPMorgan”) and the other senior lenders agreed to continue to make available to the Corporation $8,000,000 under the Corporate Credit Facility, as defined below in Recent Developments-2006. Mr. Serruya, through 2118769, also established a $5,000,000 letter of credit in favor of the senior lenders as additional security for the $8,000,000 Corporate Credit Facility (as defined below in Recent Developments-2006).

In consideration for 2118769 entering into both the Forbearance Agreement and providing the Letter of Credit to the senior lenders, the Company issued to Mr. Michael Serruya, warrants to purchase up to 5.5 million subordinate voting shares. The warrants expire in November 2011 and the exercise price is Cdn $0.50 per warrant.

· Also on November 17, 2006, the Corporation replaced its independent directors, Mr. Robert E. Baker, Mr. William McMananan, Mr. Joshua L. Sosland and Ms. Beth L. Bronner, with Mr. Romeo DeGasperis, Mr. Garry Macdonald, and Mr. Ronald W. Binns. Additionally, on this date Mr. David Stein resigned from the board of directors.

· On January 24, 2007, the Corporation sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment, to Dreyer’s Grand Ice Cream Inc. (“Dreyers”), an indirect subsidiary of Nestle S.A., for a purchase price of approximately $18,925,000. The purchase price includes approximately $4,000,000 in inventory and accounts receivables. Dreyer’s also assumed related liabilities in the amount of approximately $1,000,000. A portion of the proceeds from the sale were utilized to pay off the amounts outstanding under the Corporate Credit Facility.

· On January 30, 2007, effective January 27, 2007, the Corporation sold all of the issued and outstanding stock of CoolBrands Dairy, Inc. (“CBD”), an indirect, wholly owned subsidiary of the Corporation to Lily Acquisition, LLC. As consideration for the transaction, the Corporation received $45,000,000 in cash, a $5,000,000 subordinated promissory note and a warrant to purchase 200 shares of common stock of Yogurt Holdings II Inc. at a price of $12,500 per share.

· In February 2007, the Company closed its printing and packaging plant in Bloomfield, New Jersey and is actively marketing the plant for sale.

· The Company was served notice on March 12, 2007 by Godiva Chocolatier, Inc. and Godiva Brands, Inc. alleging that the Company has breached its license agreement and the licensor has filed a claim in the Supreme Court of the State of New York for damages of $14 million for breach of contract plus additional damages. The outcome and resolution of such claim is uncertain at this time.

· On March 30, 2007, the Company sold its frozen dessert operation at Norwalk, California to an unrelated third party for proceeds of approximately $4,600,000.

2006

· CoolBrands reported a consolidated net loss for the year ended August 31, 2006 of $(70,182,000). Major developments in fiscal 2006 included:

· On September 2, 2005, the Corporation entered into an amendment to its credit facilities with JPMorgan Chase Bank, N.A.(“JPMorgan Chase Bank, N.A.” or “JPMorgan”) (the “Credit Amendment”). The Credit Amendment extended the maturity of the existing facilities from November 1, 2005 until January 3, 2006 and waived defaults in its financial covenants resulting from the Corporation’s performance for the quarters ended May 31, 2005 and August 31, 2005. The Credit Amendment also eliminated all of the existing financial covenants from the loan agreements through the remainder of the term. The Credit Agreement was refinanced in April 2006 as described below.

· On December 23, 2005, the Corporation sold substantially all of its franchising division to International Franchise Corp., a related party, for cash consideration of $8 million. The Corporation received a fairness opinion from an unaffiliated third party in connection with this transaction.

· On February 27, 2006, the shareholders of the Corporation passed a special resolution to exchange each Class A subordinate voting share (the “Subordinate Voting Shares”) and each Class B multiple voting share (the “Multiple Voting Shares”) into one common share. This change occurred on May 31, 2007. Upon the change to the Corporation’s dual class structure becoming effective, the Board Representation Agreement and the Trust Agreement terminated. Prior to termination, the parties agreed that the Corporate Governance Committee make all nominations for membership to the board of directors of the Corporation. Copies of the Board Representation Agreement and Trust Agreement are available on the Internet at www.sedar.com.

· On February 27, 2006, the shareholders of the Corporation passed a special resolution to continue the Corporation under the Canada Business Corporations Act. This change was effected on March 27, 2006.

· On April 21, 2006, the Corporation signed definitive agreements in respect of new credit facilities with a syndicate of lenders led by JPMorgan (the “April 21 Credit Agreements”). The facilities were structured as follows: (a) a $48,000,000 senior secured revolving credit facility in respect of which CoolBrands and certain of its subsidiaries (with the exception of Americana Foods) are borrowers (the “Corporate Credit Facility”) and (b) a $25,500,000 senior secured credit facility consisting of a $8,000,000 senior secured revolving credit facility and $17,500,000 of term loans in respect of which Americana Foods is the borrower ( together ,the “American Credit Facility”). The facilities were originally for a term of three years and provided for interest at the bank’s prime rate.

· On July 21, 2006, the Corporation announced that it had breached a covenant in the April 21 Credit Agreements. The breach resulted from a breach by Americana Foods of a financial covenant under the Americana Credit Facility.

· As a result of the continued significant losses of Americana Foods, which was in default under the Americana Credit Facility, Americana Foods was placed into bankruptcy under an involuntary petition of bankruptcy under Chapter 7 of the U.S. Bankruptcy Code by certain subsidiaries of the Company as creditors of Americana Foods, and ceased operations in October 2006. Americana Foods generated a loss of $(23,542,000), net of the minority interest, including $11,150,000 of write-downs of certain assets to estimated net realizable value.

Principal Capital Expenditures and Divestitures of the Last Three Years

During Fiscal 2004, Fiscal 2005 and Fiscal 2006, the Company purchased property, plant and equipment in the normal course of business totaling $12,977,000, $13,500,000, and $1,416,000, respectively (including discontinued operations). During 2005, the Company purchased the Breyer’s yogurt business and Zipp Manufacturing flavors business for purchase prices of $59,152,000 and $457,000, respectively. In early 2006, the Company sold its franchising and licensing segment for $8,000,000. During 2006, the Company marketed its dairy component (Value America) segment, its yogurt segment and its distribution business (EPFD) for sale. In September 2006, the Company sold its Value America division for proceeds totaling $8,250,000 (including a hold back of $750,000). Additionally in November 2006, the Company completed the sale of substantially all of its EPFD assets for proceeds totaling $4,400,000 and in January 2007 the Company sold it foodservice segment for proceeds totaling $ 18,925,000. In January 2007, the Company sold its yogurt business for cash proceeds of $ 45,000,000, a $5,000,000 note and warrants to acquire shares of an affiliate of the purchaser. In February 2007, the Company closed down the printing and packaging plant and is marketing it for sale. In April 2007 the Company sold its frozen desserts segment for proceeds of $4,600,000. The Company is no longer manufacturing products other than under its co-packing arrangement with Dreyer’s pursuant to the sale of the assets of the foodservice segment, and is in the process of selling off some remaining inventory. See description of foodservice segment in Item 4(B) Business Overview.

Item 4(B) Business Overview

CoolBrands businesses have primarily consisted of the marketing and selling of frozen desserts and the related vertically integrated manufacturing and distribution operations in the U.S. and, the manufacturing and selling of fresh yogurt products, foodservice sales and manufacturing of frozen yogurt and ice cream mixes and the manufacture and sales of ingredients and packaging to the dairy industry. CoolBrands had marketed a diverse range of frozen desserts and fresh yogurt products under nationally and internationally recognized brand names.

In Fiscal 2004 and Fiscal 2005, the Company’s reportable segments were the frozen dessert segment, yogurt (acquired in 2005), foodservice, dairy components, and franchising and licensing, including company owned stores. In December 2005, the Company sold the assets, net of certain liabilities of its franchising and licensing segment and began to actively market EPFD, a component of the frozen dessert segment, its Value America division, which comprised substantially all of the dairy components segment, and CBD, the yogurt segment, for sale. Accordingly, the assets and liabilities of each of these entities have been classified to assets and liabilities of discontinued operations on each of the consolidated balance sheets as of August 2006 and 2005 and the components of their operating results and cash flows have been included in net loss from discontinued operations on each of the consolidated statements of operations and cash flows from discontinued operations on each of the statements of cash flows. Therefore, the franchising and licensing segment, the yogurt segment and the dairy components segment have been reclassified to discontinued operations for each of the years presented. The Company is reporting continuing operations in two business segments for the periods presented. Additionally, the assets of the foodservice segment were sold on January 24, 2007. The businesses and business segments included in discontinued operations accounted for revenues of $260,077, $235,435 and $169,202 in Fiscal 2006, Fiscal 2005 and Fiscal 2004, respectively.

The following table sets forth the contribution to revenue of each of the remaining segments in continuing operations at August 31, 2006 by geographic region for the periods indicated:

Revenue by Industry Segments and Classes of Product and Services

Year ended August 31, 2006 (in thousands of dollars)

	Operating Segments
Revenue Source	Frozen Desserts	Foodservice(1)	Corporate	Total

United States	$ 120,959	$ 20,990	$ -	$ 141,949
Canada	202	-	103	305
International	-	-	-	-
Inter-segment revenues	(43,597)	-	-	(43,597)
Other revenues:	620	71	-	691
Total consolidated net revenues	$ 78,184	$ 21,061	$ 103	$ 99,348

Year ended August 31, 2005 (in thousands of dollars)

	Operating Segments
Revenue Source	Frozen Desserts	Foodservice(1)	Corporate	Total

United States	$ 173,727	$ 18,397	$ -	$ 192,124
Canada	528	-	280	808
International	405	-	-	405
Inter-segment revenues	(43,665)	(661)	(230)	(44,556)
Other revenues:	797	-	132	929
Total consolidated net revenues	$ 131,792	$ 17,736	$ 182	$ 149,710

Year ended August 31, 2004 (in thousands of dollars)

	Operating Segments
Revenue Source	Frozen Desserts	Foodservice(1)	Corporate	Total

United States	$ 329,982	$ 16,382	$ -	$ 346,364
Canada	901	-	219	1,120
International	361	-	-	361
Inter-segment revenues	(66,533)	(703)	(242)	(67,478)
Other revenues:	261	-	108	369
Total consolidated net revenues	$ 264,972	$ 15,679	$ 85	$ 280,736

1 The Company sold its foodservice segment on January 24, 2007.

Frozen Dessert Segment

Revenues in the frozen dessert segment are generated from marketing and selling a variety of pre-packaged frozen desserts to distributors, and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

CoolBrands competed in the “Better for You” ice cream category with offerings such as fat-free, non-dairy WholeFruit Sorbet and Fruit-a-Freeze. Better for You offerings by CoolBrands includes No Pudge! branded frozen snacks and a line of Better for Kids frozen snacks sold under the Justice League, Snapple, Care Bears and Trix Pops brands. In addition, CoolBrands marketed a wide variety of “all family” premium ice creams and frozen snacks under brand names including Tropicana and Yoplait.

CoolBrands’ subsidiary, EPFD operated a direct store door ice cream distribution system in selected markets in the U.S., serving these CoolBrands products and a number of Partner Brands to supermarkets, convenience stores and other retail customers. During Fiscal 2006, the Corporation made the decision to sell EPFD. The Corporation consummated the sale of substantially all of the net assets of EPFD to an unaffiliated third party on November 17, 2006. The Corporation did not sell its depots in Atlanta, Georgia, Moorestown, New Jersey, and Jessup, Maryland. These depots were closed in January 2007. The lease in Atlanta, Georgia has expired and the Corporation is currently negotiating settlements of the leases in Moorestown, New Jersey and Jessup, Maryland which are scheduled to expire in March, 2009 and September 2008, respectively. See Item 4(D), “Property, Plants and Equipment” for a further discussion. The Company may not be able to negotiate favorable settlements of these leases.

Foodservice Segment

In addition to products manufactured for use in its business, the Corporation manufactured soft serve frozen yogurt and premium ice cream mixes in a leased facility in Russellville, Arkansas. Soft serve mix is sold under the Eskimo Pie brand name to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft serve ice cream and frozen yogurt products to consumers. A separate sales force working within Eskimo Pie's wholly-owned subsidiary, Sugar Creek Foods, Inc., managed the sale of soft serve yogurt and ice cream mixes. In early Fiscal 2007, the Company made the decision to sell the assets of its foodservice segment and consummated the sale of the foodservice segment to an unaffiliated third party on January 24, 2007. Sugar Creek Foods, Inc, entered into a Co-Pack Agreement with Dreyer’s to manufacture soft-serve ice cream for a period of up to nine months from the date of the sale.

Yogurt Segment

CoolBrands subsidiary, CoolBrands Dairy, Inc. (“CBD”), manufactured cup yogurt at its plant located in North Lawrence, New York, under the Breyers brand pursuant to a trademark rights agreement, which grants the right in perpetuity, and under the Creme Savers brand pursuant to a long term license agreement.

Breyers yogurt was distributed and sold across the United States, internationally through the United States military complex and throughout the Caribbean. Finished goods were shipped refrigerated freight to strategic refrigerated warehouses for distribution to key accounts.

During Fiscal 2006, the Company made the decision to sell the yogurt segment, which it had acquired in March 2005. Accordingly, the assets and liabilities of the yogurt segment were included in assets and liabilities of discontinued operations on the consolidated balance sheets and the results of operations and cash flows are included in loss from discontinued operations and cash flows from discontinued operations on the consolidated statements of operations and consolidated statements of cash flows, respectively for all financial statement periods presented. CBD was sold to an unaffiliated third party on January 30, 2007.

Dairy Components Segment

In addition to products manufactured for use in its business, the Corporation sold various other ingredients to the dairy industry produced at its New Berlin, Wisconsin facility. This business involved blending, cooking and processing basic flavors and fruits to produce products, which subsequently are used by customers to flavor frozen desserts, ice cream novelties and fluid dairy products. During 2006, the Company made the decision to sell its Value America division, which represented substantially all of the dairy components segment. Accordingly, the assets and liabilities of Value America are included in assets and liabilities of discontinued operations on the consolidated balance sheets and the results of operations and related cash flows are included in net loss from discontinued operations and cash flows from discontinued operations on the consolidated statements of operations and the consolidated statements of cash flows for all financial statement periods presented. The Company consummated the sale of the assets of Value America to an unaffiliated third party on September 14, 2006.

Franchising and Licensing Segment

Prior to the sale of substantially all of the Franchising and Licensing business, a full franchising program had been developed for each of the Tropicana® Smoothies, Juices & More!, Yogen Fruz®, Bresler's®, Swensen's®, Java Coast® Fine Coffees and Golden Swirl® chains. Although developed separately, each of the programs (except for Golden Swirl®) was substantially similar and was organized on two levels: master franchising, pursuant to which master franchises were sold for specific regions, countries or other geographical areas; and retail franchising and licensing, pursuant to which franchises were sold, and licenses were granted, by master franchisees to retail outlet operators in the master franchisee's territory. Generally, retail franchising is used for larger locations such as traditional stores or kiosks, which offer a full range of products. Licensing is used primarily for smaller locations such as mini-counters or carts, which are located within the premises of strategic partners and typically offer a more limited selection of products.

CoolBrands, either directly or through master franchisees, entered into a license agreement with each licensee for each location. The license agreement authorized the licensee to operate a Swensen's®, Yogen Fruz®, I Can't Believe It's Yogurt®, Bresler's® or Java Coast® Fine Coffees mini-counter or similar outlet within the licensee's place of business. The licensee was required to operate the outlet in accordance with the methods, standards, specifications and procedures prescribed by CoolBrands. Generally, the licensee was required to purchase products used within the outlet from CoolBrands or from suppliers and manufacturers designated by it. This business was sold by the Company in December 2005.

Distribution Channels

The Company's products were offered for sale in a diverse range of retail outlets, including supermarkets, mass merchants, drug stores, convenience stores and club stores, as well as foodservice outlets, such as restaurants, cafeterias, theme parks and ice cream parlors.

The Company distributed its products primarily by direct shipment to super-market owned warehouses, independent distributors and foodservice broad-line distributors. In addition, the Company operated, through EFPD, a proprietary direct-store-distribution ("DSD") system that serviced all distribution channels in selected U.S. markets, including out-of-home accounts such as convenience stores, drug stores and gas station food marts. As previously described, the Company decided to sell EPFD in 2006 and consummated the sale of substantially all of the assets of EPFD on November 17, 2006.

Regulation

CoolBrands' frozen dessert products and yogurt are subject to licensing and regulation (including good manufacturing practices) by federal, state and municipal authorities at its facilities in North Lawrence, New York, Dallas, Texas, Russellville, Arkansas and Norwalk, California and in the states to which they ship their products. Due to continued significant losses, the Company closed its Americana Foods operations in Dallas, Texas in October 2006. In addition, the Company sold its yogurt segment, including its facilities, in North Lawrence, New York on January 30, 2007.

Seasonality

The ice cream and frozen snacks industry is highly seasonal with more frozen yogurt and ice cream consumed in warmer months. As a result, our operating results of our continuing operations are subject to the same seasonality. The Corporation's fourth quarter, during the summer, has historically been the strongest quarter of the year. The fourth quarter accounted for 31.9% and 65.6% of the Corporation's net revenues from continuing operations and net loss, respectively, for the fiscal year ended August 31, 2006 and 32.2% and 87.7% of the total revenues and net loss, respectively, for the fiscal year ended August 31, 2005.

Competitive Conditions

CoolBrands competed in the frozen dessert retail market against a large number of competitors. In the novelty market, Integrated Brands faced substantial competition in connection with the marketing and sales of its products. Among its competitors are Klondike, Popsicle, Breyers, Good Humor and Sealtest, owned by Unilever PLC and Dreyer’s Grand Ice Cream which either owns or licenses the Dreyer’s, Edy’s, Nestle, Haagen-Dazs, Skinny Cow, and Starbuck’s brands. In the super premium ice cream and sorbet pint markets, Integrated Brands faced substantial competition from Haagen-Dazs and Ben & Jerry’s. Integrated Brands’ products may also have been considered to be competing with all ice cream and other frozen desserts for discretionary food dollars. Frozen yogurt and ice cream are also offered in supermarkets, grocery stores and wherever convenience food operations are conducted.

While the ice cream manufacturing and distribution business is relatively easy to enter due to low entry costs, achieving wide distribution may be more difficult because of the high cost of a national marketing program and limitations on space available in retail freezer compartments.

In fiscal 2006 and fiscal 2007, the Corporation sold certain of its business segments. The Corporation has continued to reduce costs as it has downsized operations; however, it may not be able to scale down its operating costs to a level that would make the remaining business profitable. Additionally, as the result of downsizing, service problems have been created in the marketplace and customers and vendors may be reluctant to transact business with the Corporation in the future.

Trademarks

CoolBrands relied upon copyright, trademark and trade secret laws to protect its proprietary rights in its trademarks and products. CoolBrands obtained registrations for a number of trademarks in Canada, the United States and internationally, including registrations for the trademarks and related symbols Eskimo Pie®, Dreamery®, Whole Fruit®, Chipwich® and Fruit-A-Freeze®. Integrated Brands holds or held long-term trademark license agreements for use in certain countries of the Atkins® Endulge™, No Pudge!™, Tropicana®, Yoplait®, Trix®, Crayola™, Justice League™, Snapple™ and Care Bears™ trademarks in connection with the manufacture, sale and distribution of frozen novelties and other frozen dessert products. The Company sold the Eskimo Pie® and Chipwich ® trademarks as part of the sale of the foodservice segment on January 24, 2007.

The Corporation held licenses to brands including Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties and Creme Savers Smoothie drinkable yogurts. These licenses were part of CBD, which was included in discontinued operations in the financial statements as of and for the years ended August 31, 2006 and 2005, and which was sold to an unaffiliated third party on January 30, 2007.

Below is a list of licenses still in place.

Whole Fruit Sorbet. The Corporation acquired the license for Whole Fruit Sorbet from Dreyer’s in July 2003.

Godiva Ice Cream. CoolBrands acquired the license rights to the Godiva trademark for ice cream from Dreyer’s in July 2003 and manufactured and distributed Godiva Ice Cream in pints and ice cream bars under license from Godiva Chocolatier, Inc. CoolBrands is currently in default of the license agreement and its termination is likely to occur during fiscal 2007. The Company was served notice on March 12, 2007, by Godiva Chocolatier, Inc. and Godiva Brands, Inc. alleging that the Company has breached its license agreement and the licensor has filed a claim in the Supreme Court of the State of New York for damages of $14 million for breach of contract plus additional damages. The outcome and resolution of such claim is uncertain at this time.

No Pudge! Frozen Snacks. In fiscal 2005, CoolBrands introduced the “No Pudge!” line of low fat frozen snacks under license from No Pudge! Foods, Inc., marketers of the popular low fat brownie mix. It is anticipated that this line will be discontinued in fiscal 2007.

Tropicana Fruit Bars. Since 1997, CoolBrands has manufactured and distributed Tropicana fruit bars under license from Tropicana Products, Inc. CoolBrands is currently in default of this license agreement and its termination is likely to occur in fiscal 2007.

Snapple On Ice Pops. In fiscal 2005, CoolBrands introduced the “Snapple On Ice” line of frozen juice pops, under license from Snapple Beverage Corp. It is anticipated that this line will be discontinued in fiscal 2007.

Crayola Color Pops. In fiscal 2005, CoolBrands introduced the “Crayola Color Pops” line of frozen snacks, under license from Binney & Smith Properties, Inc. CoolBrands is currently in default of this license agreement and its termination is likely to occur in fiscal 2007.

Item 4(C) Organizational Structure

The following chart illustrates the principal direct and indirect subsidiaries of the Corporation as of August 31, 2006, jurisdiction of incorporation and the percentage ownership by the Corporation of the voting and non-voting securities of each subsidiary or other entity.

Graphic: Organizational Structure

1 Americana Foods LP is in bankruptcy proceedings under Chapter 7 of the U.S. Federal Bankruptcy Code, and ceased operations in October 2006.

2 Eskimo Pie Frozen Distribution, Inc. sold substantially all of its assets on November 17, 2006.

3 The Corporation sold the Eskimo Pie brand as part of the sale of certain assets of the foodservice segment on January 24, 2007.

4 All of the issued and outstanding shares of CoolBrands Dairy, Inc. (“CBD”) was sold to an unaffiliated third party on January 30, 2007.

Item 4(D) Property, Plant and Equipment

Property Owned or Leased as of August [ ], 2007

CoolBrands' headquarters are located at 210 Shields Court, Markham, Ontario, Canada, L3R 8V2 in 1,000 square feet of space, which space is occupied on a month-to-month basis. Rental payments are Cdn $25,000 per annum and are paid to Yogen Fruz Canada Inc., a company owned by Aaron Serruya, a director and former executive vice president of the Corporation.

CoolBrands' U.S. headquarters and Integrated Brands' executive offices were located at 4175 Veterans Highway, Ronkonkoma, New York, 11779. Rental payments were $184,460 per annum for 10,779 square feet. The lease expired on April 30, 2006 and the Corporation continued to lease the space on a month to month basis at the same lease rate. The office was closed on March 31, 2007.

Integrated Brands' subsidiary, Eskimo Pie Frozen Distribution Inc.'s leased 2,799 square feet of office space located at 4175 Veterans Highway, Ronkonkoma, New York, 11779. Rental payments were $55,000 per annum. The lease expired April 30, 2006 in accordance with its terms and the Corporation continued to lease the space on a month to month basis at the same lease rate through November 2006.

Integrated Brands' subsidiary, CoolBrands Manufacturing Inc., leased a 25,000 square foot production and storage facility located in Norwalk, California. Rental payments were $211,000 per annum. The Company sold the Fruit-a-Freeze operations and assets and the lease has been assumed by the buyer.

Integrated Brands, through an affiliate, owns a building in Paradise Valley, Arizona. The building is subject to a ground lease, which expires on December 31, 2010 and contains three five-year renewal options.

Eskimo Pie Corporation owns a printing and packaging plant in Bloomfield, New Jersey, which consists of approximately 71,583 square feet on two acres. The Company closed this plant in February 2007 and is actively marketing it for sale.

Eskimo Pie Corporation's subsidiary, Sugar Creek Foods, Inc., is leasing from the former owner of the business a soft serve yogurt and ice cream mix production facility, consisting of approximately 23,805 square feet, and a packaging facility, consisting of approximately 16,000 square feet, both located in Russellville, Arkansas. The lease expired on December 31, 2006 and is now month to month. Rental payments under these leases are $244,000 per annum. In addition, Sugar Creek Foods, Inc. owns a freezer facility, consisting of approximately 5,013 square feet, adjacent to the production facility in Russellville. In 1999, Eskimo Pie purchased a small parcel of land adjacent to the freezer facility for future potential expansion of the freezer facility.

Eskimo Pie Frozen Distribution is a party to a lease of a 12,677 square foot distribution facility located in Moorestown, New Jersey operating as a cross-dock operation. Rental payments are $97,613 per annum. The lease is scheduled to expire March 31, 2009. The Company abandoned the facility in November 2006. The Company is currently in default under this lease.

Eskimo Pie Frozen Distribution is a party to a lease of 400 square foot of office space located in Jessup, Maryland. Rental payments are $43,956.00 per annum. The lease is scheduled to expire Sept 30, 2008. The Company closed its operation in November 2006. The Company is currently in default under this lease.

Eskimo Pie Frozen Distribution leases truck parking located in Jessup, Maryland. Rental payments were $28,620 per annum. The lease is scheduled to expire September 30, 2008. The Company closed its operation in November 2006. The Company is currently in default under this lease.

Property subject to leases during Fiscal 2006 that have expired in accordance with their terms

Eskimo Pie Frozen Distribution leased a 22,798 square foot of freezer and distribution facilities located in Atlanta, Georgia. Rental payments were $247,212 per annum. The lease expired July 31, 2006 in accordance with its terms and was leased on a month to month basis until January 2007.

Eskimo Pie Frozen Distribution leased a 400 square foot office space located in Paterson, New Jersey. Rental payments were $16,800 per annum. EPFD also leased cross docking and truck parking on a coterminous basis for $42,000 per annum. The lease expired October 31, 2006 in accordance with its terms.

Eskimo Pie Frozen Distribution also leased a remote location with office space and truck parking in Neptune, New Jersey for $52,200 per annum on a month to month basis until October 31, 2006.

Eskimo Pie Frozen Distribution leased on a month to month basis a remote location for office space and truck parking located in Brooklyn, New York. Rental payments were $15,600 per annum and the office space and truck parking was returned to the landlord at the end of October 2006.

Eskimo Pie Frozen Distribution leased a 1,500 square foot freezer facility located in Milwaukee, OR. Rental payments were $72,000 per annum. The lease expired June 21, 2006 in accordance with its terms and was extended on a month to month basis until November 2006.

Eskimo Pie Frozen Distribution leased a 3,026 square foot office trailer and loading docks facility located in Tampa, Florida. Rental payments were $63,578 per annum. The lease expired September 1, 2006 in accordance with its terms and the trailer was leased on a month to month basis until it was returned in November 2006.

Eskimo Pie Frozen Distribution leased a 2,400 square foot freezer and distribution facility located in San Diego, California. Rental payments were $123,611 per annum. The lease expired July 1, 2006 in accordance with its terms and the facility was leased on a month to month basis until it was returned in November 2006.

Eskimo Pie Frozen Distribution leased office space and truck parking facility located in Apopka, Florida (Orlando). Rental payments were $49,842 per annum. The lease expired April 30, 2006 in accordance with its terms and was extended on a month to month basis until November 2006.

Eskimo Pie Frozen Distribution leased 11,413 square feet for truck parking located in Riverside, California. Rental payments were $21,600 per annum. The lease expired December 31, 2005 in accordance with its terms and was extended on a month to month basis until November 2006.

Property owned during Fiscal 2006 and subsequently sold

Eskimo Pie Corporation owned an ingredients manufacturing plant in New Berlin, Wisconsin which consists of approximately 92,000 square feet on four acres. This manufacturing plant was sold on September 14, 2006 as part of the sale of the assets of Value America.

Property leased during Fiscal 2006 and assumed by the purchaser of EPFD

Eskimo Pie Frozen Distribution leased a 5,800 square foot freezer and distribution facility located in Boca Raton Florida. Rental payments were $45,223 per annum. The lease, which was scheduled to expire December 31, 2007, was assumed by the purchaser of EPFD on November 17, 2006.

Eskimo Pie Frozen Distribution leased a 5,500 square foot freezer and distribution facility located in Novato, California. Rental payments were $101,724 per annum. The lease expired December 31, 2006 in accordance with its terms. Additional parking is leased in Ignacio, California at $13,200 per annum. This lease expires on March 31, 2007. Additional parking is also leased in Novato, California at $24,000 per annum. These leases were assumed by the purchaser of EPFD on November 17, 2006.

Eskimo Pie Frozen Distribution leased a 500 square foot of office space and operates a cross-dock facility in Watsonville, California. Rental payments were $21,304 per annum. The lease, which was scheduled to expire December 1, 2006, was assumed by the purchaser of EPFD on November 17, 2006.

Eskimo Pie Frozen Distribution leased a 34,607 square foot freezer and distribution facility located in Seattle, Washington. Rental payments were $356,064 per annum. The lease, which is scheduled to expire December 1, 2008, was assumed by the purchaser of EPFD on November 17, 2006.

Eskimo Pie Frozen Distribution leased a 9,700 square foot freezer and distribution facility located in Tualatin, Oregon. Rental payments were $144,000 per annum. The lease expired June 7, 2006 in accordance with its terms, was extended on a month to month basis and was assumed by the purchaser of EPFD on November 17, 2006.

Eskimo Pie Frozen Distribution leased a 29,318 square foot freezer and distribution facility located in Miramar, Florida. Rental payments were $294,277 per annum. The lease, which is scheduled to expire June 30, 2007, was assumed by the purchaser of EPFD on November 17, 2006.

Eskimo Pie Frozen Distribution leased a 12,300 square foot freezer and distribution facility located in Plymouth, Florida. Rental payments were $163,052 per annum. The lease was scheduled to expire March 31, 2006, was extended on a month to month basis and assumed by the purchaser of EPFD on November 17, 2006.

Eskimo Pie Frozen Distribution leased 15,000 square feet for truck parking located in Ft. Myers, Florida. Rental payments were $22,260 per annum. The lease expired September 30, 2006 in accordance with its terms and was extended on a month to month basis and was assumed by the purchaser of EPFD on November 17, 2006.

Eskimo Pie Frozen Distribution leased a 400 square foot office space and operates a cross-dock facility in Oxnard, California. Rental Payments were $21,889 per annum. The lease which was scheduled to expire January 18, 2007, was assumed by the purchaser of EPFD on November 17, 2006.

Eskimo Pie Frozen Distribution leased a 1,994 square foot facility located in Tacoma, WA for $25,910 per annum. The lease expires March 31, 2007. The lease was assumed by the purchaser of EPFD on November 17, 2006

Property subject to bankruptcy trustee jurisdiction

Americana Foods LP owned an ice cream and yogurt mix manufacturing plant in Dallas, Texas which consists of approximately 220,000 square feet on 12 acres. Americana Foods owned a warehouse adjacent to its manufacturing facility which consists of approximately 262,000 square feet on 17 acres. Because of continued losses, certain subsidiaries of the Company, as creditors of Americana Foods, filed an involuntary petition under Chapter 7 of the U.S. Federal bankruptcy code and Americana Foods ceased operations in October 2006. The assets of Americana Foods were placed under the control of an independent trustee and were sold at auction. The trustee is completing the final accounting of the bankruptcy proceeds.

Item 4(A) Unresolved Staff Comments

None

Item 5 Operating and Financial Review and Prospects

Item 5(A) to Item 5(F)

The numbers for this item are stated in thousands of dollars except per share amounts.

2006 Compared with 2005

Overall Performance

For Fiscal 2006, net revenues from continuing operations decreased to $99,348, compared to $149,710 for Fiscal 2005, a 33.6% decrease. The net loss for Fiscal 2006 was ($70,182) ($(1.25) basic and diluted loss per share), compared to net loss of $(74,070) ($(1.32) basic and diluted earnings per share) for Fiscal 2005.

The decrease in net revenues for Fiscal 2006 from continuing operations reflects the decrease in sales generated by the frozen dessert segment, which was partially offset by the decrease in trade promotion payments and slotting fees made to customers, which are treated as a reduction in revenues, and the elimination of drayage income (which is earned by EPFD and reclassified to discontinued operations). In Fiscal 2006, net sales declined by 32.2% to $96,936, as compared with $142,873 for Fiscal 2005. The decline in sales came from many of our frozen dessert brands, but was partially offset by sales of new products introduced in 2006.

Gross profit percentage for Fiscal 2006 declined to (14.2)%, compared with 0.5% for Fiscal 2005. Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The decline in gross profit percentage was primarily due to:

1. The Company’s inability to cover fixed overhead costs in both our manufacturing and distribution operations due to the lack of production and sales; and

2. The change in mix of frozen dessert products being sold in Fiscal 2006 with lower gross profit margins, compared with Fiscal 2005.

The Fiscal 2006 results were adversely effected by:

1. The loss on impairment of goodwill of $3,500 incurred with respect to the frozen dessert segment to recognize the deterioration in value of the business as a result of the declining sales or the potential abandonment or termination of various licensing agreements.

2. The loss on impairment relating to certain licenses not likely to continue, and related prepaid packaging and design costs totaling $3,609.

3. The loss on impairment of $1,890 incurred with respect to property, plant and equipment currently in storage.

4. The write-off of debt acquisition costs totaling $2,015 reflected in selling, general and administrative expenses.

5. The loss on impairment of $1,140 relating to deferred acquisition costs, prepaid royalties and net receivables from Americana Foods.

6. The loss generated by the Company’s majority owned subsidiary, Americana Foods, which totaled $23,542, net of minority interest, and which included the losses on impairment aggregating $11,150 relating to the reduction to estimated fair market value of accounts receivable $(1,500), inventory $(5,750), and property, plant and equipment $(3,900).

7. The recording of a loss on impairment of goodwill associated with the yogurt segment. In Fiscal 2006, the Company began to market the yogurt segment for sale and on January 2, 2007, entered into a definitive agreement to sell the yogurt segment to an unaffiliated third party. A loss on impairment of $5,428 was recorded to recognize the difference between the carrying value of the net assets of the yogurt segment and the fair value based upon the definitive agreement. The impairment was included in loss from discontinued operations in the Fiscal 2006 statement of operations.

The Fiscal 2005 results were adversely affected by the non-cash pre-tax asset impairment charge of $51,141, which resulted from the impairment of goodwill and intangible assets related to our frozen dessert segment. Additionally we recognized a loss on impairment of $4,384 with respect to our franchising and licensing segment, goodwill and intangible assets which was included in discontinued operations in Fiscal 2005.

Cash and working capital

Cash, investments and restricted cash decreased to $393 at August 31, 2006, compared to $41,562 at August 31, 2005. Working capital decreased to $(23,992) at August 31, 2006, compared to $28,477 at August 31, 2005. Our current ratio declined to 0.75 to 1.0 at August 31, 2006 from 1.2 to 1.0 at August 31, 2005. These changes in current assets and current liabilities are attributable primarily to the use of cash investments and restricted cash to repay a portion of the outstanding indebtedness that existed at August 31, 2005, the classification of all bank indebtedness, which was in default at August 31, 2006 as current liabilities, and the decrease in accounts receivable and inventory due to the overall decline of the business, which was greater than the decrease to accounts payable and accrued liabilities. Because the Company had a negative working capital position and the business continues to decline, the Company may not be able to continue as a going concern without the consummation of the sale of assets and or businesses. On January 24, 2007, the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer’s Grand Ice Cream Holdings, Inc. (“Dreyer’s”), and utilized a portion of the proceeds to repay the amounts outstanding under the Corporate Credit Facility. (See “Overview” and “Discontinued Operations.”).The Company believes that as a result of the proceeds from the sale of the yogurt business on January 30, 2007, it had sufficient liquidity to fund operations and working capital, including lease settlements, for the next twelve months.

Selected Annual Information

The following chart shows selected annual information for the three most recently completed fiscal years.

	Year ended August 31,
	2006	2005	2004
Total net revenues from continuing operations	$ 99,348	$ 149,710	$ 280,736
Net (loss) income from continuing operations	(63,620)	(69,016)	20,325
Gain on sale of discontinued operations	410	-	-
Net (loss) income from discontinued operations	(6,972)	(5,054)	3,187
Discontinued operations	(6,562)	(5,054)	3,187
Net (loss) income	$ (70,182)	$ (74,070)	$ 23,512

(Loss) earnings per share from continuing operations:
Basic and Diluted	(1.13)	(1.23)	0.37
(Loss) earnings per share from discontinued operations:
Basic and Diluted	(0.12)	(0.09)	0.05
(Loss) earnings per share:
Basic and Diluted	(1.25)	(1.32)	0.42

Total assets	160,548	297,845	317,257
Total long-term debt(1)	348	8,248	27,754

(1) The Company was in default under both the Corporate Credit Facility and the Americana Credit Facility and accordingly, the balance of the debt which was $10,077 and $23,501, respectively, was included in current liabilities as of August 31, 2006. (See Note 12 “Long-term Debt” and Note 20 “Subsequent Events” in the financial statements and “Liquidity” and “Capital Resources” for a further discussion.)

CoolBrands’ decline in total net revenues during Fiscal 2006 reflects the decrease of net sales of $45,937 or 32.2% compared to Fiscal 2005 and reflects decreases primarily from the frozen dessert segment. Other income decreased from $6,837 in Fiscal 2005 to $2,412 in Fiscal 2006. The principal component was franchise and licensing fees, which decreased from $3,103 to $982 due to the expiration in December 2005, in accordance with its terms, of the Whole Fruit license granted to Dreyer’s. Accordingly only four months of licensing fee income is recorded in Fiscal 2006 as compared to twelve months for Fiscal 2005. There was also a $1,000 decrease in merchandising credit from Dreyer’s due to a decrease in sales volume and therefore a decrease in the related credit for those sales.

CoolBrands’ net loss in Fiscal 2006 was primarily due to the decline in net sales in the frozen dessert product lines and the resulting decrease in gross profit dollars, the continued losses generated by Americana Foods, and provisions for impairment recorded to recognize the loss of value of certain assets. Additionally, the Company recognized a loss from discontinued operations of $(6,972) in Fiscal 2006 which was partially offset by a gain on disposition of discontinued operations of $410. A significant portion of the loss from discontinued operations was the loss on impairment with respect to CBD which was determined based upon the third party offer for the business.

CoolBrands’ net loss in Fiscal 2005 was primarily due to the substantial decline in net sales due to the loss of the Weight Watchers Smart Ones license agreement, the decline in net sales of the Atkins Endulge and other frozen dessert product lines, the resulting decrease in gross profit dollars, the $25,627 decline in drayage and other income (which was generated by Eskimo Pie Frozen Distribution and reclassified to net loss from discontinued operations), and the asset impairment charge of $55,525 to goodwill and intangible assets, of which $51,141 was included in continuing operations, and $4,384 was included in the loss from discontinued operations for Fiscal 2005.

Comparison of Fiscal 2006 and Fiscal 2005

In Fiscal 2006 and Fiscal 2005, the Company managed our business based on five industry segments: frozen dessert, yogurt, foodservice, dairy components, and franchising and licensing, including company owned stores. In December 2005, the Company sold the assets, net of certain liabilities, of our franchising and licensing (including company owned stores) segment. The assets and liabilities of the franchising and licensing segment have been classified as assets and liabilities held for sale on the consolidated balance sheet as of August 31, 2005, the components of their operating results have been included in net loss from discontinued operations on the consolidated statements of operations, and the components of net cash flows have been classified as net cash flows from discontinued operations for Fiscal 2006, Fiscal 2005 and Fiscal 2004. The Company recorded a gain on disposition of the franchising segment of $410 in Fiscal 2006. Additionally, during Fiscal 2006, we began to actively market for sale our Value America division, which represented substantially all of our dairy components segment, EPFD, which represented a portion of our frozen dessert segment, and CoolBrands Dairy, Inc, which was our yogurt segment. Accordingly, the assets and liabilities of each of these segment components have been classified as assets and liabilities of discontinued operations held for sale on the consolidated balance sheets as of August 31, 2006 and 2005, the components of their operating results have been included in net loss from discontinued operations on the consolidated statements of operations, and the components of net cash flows have been classified as net cash flows from discontinued operations for the years ended August 31, 2006, 2005, and 2004.

Net sales

Net sales for each segment are summarized in the following table:

	Year Ended August 31,
			Percentage of Net Sales
	2006	2005	2006	2005

Frozen dessert	$76,035	$271,086	78.4	74.3
Yogurt	-	44,007	-	12.1
Foodservice	20,901	17,736	21.6	4.9
Dairy components	-	19,538	-	5.3
Franchising and licensing	-	12,319	-	3.4
Total, as originally reported	96,936	364,686	100.0	100.0

Less amounts reclassified to net loss from discontinued operations:
Frozen dessert	-	147,718
Yogurt	-	44,007
Dairy components	-	17,769
Franchising and licensing	-	12,319
	-	221,813
Net sales from continuing operations	96,936	142,873

Pro Forma adjustment reclassifying Americana Foods to discontinued operations	50,745	62,357
Pro forma total	$46,191	$ 80,519

The decrease in net sales for Fiscal 2006 in the frozen dessert segment came from a substantial number of the Company’s frozen dessert brands partially offset by generally modest sales of products introduced in Fiscal 2006. In connection with the settlement reached regarding the termination of the Weight Watchers license, CoolBrands agreed to discontinue the sale of all Weight Watchers products on May 1, 2005, in Mid-Fiscal 2005, approximately five months sooner than required by the Weight Watchers License Agreement.

Other income

Other income decreased from $6,837 in Fiscal 2005 to $2,412 in Fiscal 2006. The principal component was franchise and licensing fees, which decreased from $3,103 to $982 due to the expiration in December 2005, in accordance with its terms, of the Whole Fruit license with Dreyer’s. Accordingly only four months of licensing fee income is recorded in Fiscal 2006 as compared to twelve months for Fiscal 2005. There was also a $1,000 decrease in merchandising credit from Dreyer’s due to a decrease in sales volume and therefore a decrease in the related credit for those sales.

Gross profit margin

The following table presents the gross profit margin dollars and gross profit percentage for the Company’s segments:

	Year Ended August 31,
			Percentage of Net Sales
	2006	2005	2006	2005

Frozen dessert	$(16,829)	$(15,488)	(22.1)	(5.7)
Yogurt		7,369		16.7
Foodservice	3,047	3,626	14.6	20.4
Dairy components		4,287		21.9
Franchising and licensing		3,224		2.6
Total, as originally reported	(13,782)	3,018	(14.2)	0.8

Less amounts reclassified to net loss from discontinued operations:
Frozen dessert		(12,141)
Yogurt		7,369
Dairy components		3,874
Franchising and licensing		3,224
	-	2,326
Gross profit from continuing operations	(13,782)	692

Pro Forma adjustment reclassifying Americana Foods to discontinued operations	(10,549)	(484)
Pro forma total	$ (3,233)	$ 1,176

Gross profit dollars, with respect to continuing operations, declined to $(13,782) in Fiscal 2006, compared to $692 in Fiscal 2005, primarily due to the decline in gross profit dollars in frozen dessert segment; $10,549 of this negative gross profit margin in Fiscal 2006 was generated by the operations of Americana Foods. The decline in gross profit dollars in the frozen dessert segment resulted from the decline in sales in Fiscal 2006, compared to Fiscal 2005, and the inability to cover fixed overhead costs in both manufacturing (principally Americana Foods) and distribution operations due to the lack of production and sales. In Fiscal 2005, gross profit dollars in the frozen dessert segment were adversely affected by the write down of $12,723 of obsolete and slow moving finished goods inventories, packaging, ingredients and finished goods inventories which could not be used or sold resulting from the settlement of the Weight Watchers litigation and the estimated impact on packaging which will not be used due to a new labeling law which became effective January 1, 2006.

Gross profit percentage for Fiscal 2006 from continuing operations declined to (14.2)%, compared with 0.5% for Fiscal 2005. Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The decline in gross profit percentage was primarily due to:

1. The write down of obsolete and slow moving finished goods inventories, packaging, and ingredients. This write down amounted to $12,723 in Fiscal 2005 and was the result of a settlement of litigation with Weight Watchers International, a new labeling law which became effective January 1, 2006, and a provision for slow moving inventories due to changes in consumer preferences. A new labeling law effective January 1, 2006 required new disclosure of trans fat information in the nutrition facts statement on all of our frozen dessert segment packaging used in production after January 1, 2006. In connection with this required disclosure, the Company estimated that it had on hand, at August 31,2005, approximately $1,000 of excess packaging that it would not consume in production prior to January 1, 2006 and, accordingly, the Company recognized a $1,000 write down;

2. The Company’s inability to cover fixed overhead costs in both our manufacturing and distribution operations due to the lack of production and sales; and

3. The change in mix of frozen dessert products being sold in Fiscal 2006 with lower gross profit margins, compared with Fiscal 2005.

Selling, general and administrative expenses

Selling, general and administrative expenses are summarized by industry segment in the following table:

	Year Ended August 31,
			Percentage of Sales
	2006	2005	2006	2005

Frozen dessert	$32,547	$38,818	42.8	14.3
Yogurt		4,993		11.4
Foodservice	1,737	1,486	8.3	8.4
Dairy components		1,694		8.7
Franchising and licensing		5,109		41.5
Corporate (including stock-based compensation expense)	5,817	1,990
Total, as originally reported	40,101	54,090	41.4	14.8

Less amounts reclassified to net loss from discontinued operations:
Frozen dessert		4,879
Yogurt		4,993
Dairy components		1,579
Franchising and licensing		5,109
		16,560
Selling, general and administrative expenses of continuing operations	40,101	37,530
Pro Forma adjustment reclassifying Americana Foods to discontinued operations	5,574	3,938
Pro forma total	$34,527	$33,592

Selling, general and administrative expenses increased by $2,571 from $37,530 in Fiscal 2005 to $40,101 in Fiscal 2006 due primarily to the amortization and eventual write off of certain debt acquisition costs of $2,015 in Fiscal 2006 relating to the refinancing that occurred in Fiscal 2006, the write off of certain organization costs of Americana Foods aggregating $840, the write off of prepaid expenses at Americana Foods of $219, and the increased payroll and consulting expenses incurred in information technology, partially offset by a reduction in stock-based compensation expense aggregating $1,475. The frozen dessert segment’s selling, general and administrative expenses were adversely impacted in Fiscal 2005 by approximately $2,358, which represented the write-off of deferred package design costs, primarily related to Weight Watchers, and the write-off of certain license agreements with General Mills. On a percentage basis, selling general and administrative expenses from continuing operations were 41.4% in Fiscal 2006, compared to 26.3% in Fiscal 2005.

Interest expense

Interest expense from continuing operations was $2,000 in Fiscal 2006, compared with $1,687 for Fiscal 2005. Included in such amounts is interest expense of $1,599 and $1,079 incurred in Fiscal 2006 and Fiscal 2005, respectively, with respect to the Americana Foods, which ceased operations in October 2006. Excluded from those amounts were interest expense of $2,197 and $891 incurred in Fiscal 2006 and Fiscal 2005, respectively, with respect to the acquisition of the Breyers yogurt business acquired on March 25, 2005, which was included in the net loss from discontinued operations in the respective periods.

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

During Fiscal 2006 and Fiscal 2005, the Company completed an annual review of goodwill and intangible assets. In the fourth quarter Fiscal 2006, we recorded a loss on impairment of $3,500 with respect to the goodwill associated with the frozen dessert segment to recognize deterioration of the business as the result of the abandonment or termination of various licensing agreements. Additionally, in Fiscal 2006, we recognized a provision for impairment of goodwill of $5,428 with respect to the yogurt segment to recognize the difference between the carrying value of the net assets of the yogurt segment and the net realizable value of the yogurt segment based upon the definitive sales agreement. The provision for impairment with respect to the yogurt segment was included in net loss from discontinued operations on the statement of operations for Fiscal 2006.

Additionally, the Company recognized the following impairment based upon our annual review of goodwill, intangible and long-lived assets in Fiscal 2005. In Fiscal 2005, the Company recorded a loss on impairment of goodwill of $48,701 with respect to our frozen dessert segment and a loss on impairment of intangible assets of $1,401 was also recognized in our frozen dessert segment. These impairment charges are the result of the loss of Weight Watchers licensing agreement, as well as declining sales of the Atkins and our base business product lines and the resulting decline in cash flows. Also, this review resulted in a goodwill and intangible asset impairment charge related to the Company’s franchise and licensing segment of $4,940. Significant assumptions used in measuring the impairments included the timing and the amount of estimated future cash flows for reporting units and intangible assets, and where applicable, an analysis of guideline transaction market multiples.

During the fourth quarter of Fiscal 2006, based upon market analysis and other third party information, the Company provided a loss on impairment of $1,890 with respect to property, plant and equipment. In the fourth quarter of Fiscal 2005, the Company wrote-off certain company-owned store leasehold improvements and equipment related to its franchise and licensing segment of $483 which was included in net loss from discontinued operations in Fiscal 2005.

In connection with the bankruptcy filing of Americana Foods, we recognized losses on impairment of $11,150, $1,500 relating to the estimated fair market value of accounts receivable, $5,750 relating to the estimated fair value of inventory and $3,900 relating to the estimated fair value of property, plant and equipment to reduce such amounts to approximate the amounts realizable from the bankruptcy proceedings.

(Recovery of) provision for income taxes

The effective (benefit) tax rate was (8.6)% in Fiscal 2006 and (10.2)% in Fiscal 2005. The effective tax benefit rate for Fiscal 2006 reflects the maximum recovery of income taxes that the Company is entitled to based upon the carryback rules. The effective tax rate differs from the Canadian Federal/Provincial Statutory Rate primarily due to permanent differences related to the non-deductible goodwill impairment charges recognized in Fiscal 2005, a valuation allowance established in Fiscal 2005, and due to operations in foreign countries with lower effective tax rates. Future effective tax rates could be adversely affected by earnings being lower than anticipated in countries that have lower statutory rates or changes in the valuation of the Company’s future income tax assets or liabilities.

Discontinued operations

Effective December 23, 2005, the Company sold substantially all of its franchising and licensing segment to International Franchise Corp. for a cash consideration of $8,000. International Franchise Corp. is a company controlled by Mr. Aaron Serruya, a director of CoolBrands and the senior executive who was responsible for the franchising division at CoolBrands. Mr. Serruya resigned as executive vice president of CoolBrands as a result of this transaction, but continues as a director. The sale transaction was reviewed and unanimously recommended to the board of directors of CoolBrands by a committee of independent directors of CoolBrands, and was unanimously approved by the board of directors of CoolBrands.

During Fiscal 2006, the Board of Directors approved the decision to sell the Value America division, substantially all of the Company’s dairy component segment, Eskimo Pie Frozen Distribution, part of the frozen dessert segment, and CoolBrands Dairy, the yogurt segment, and began to actively market those businesses.

On September 1, 2006, Eskimo Pie Corporation, a wholly owned subsidiary, entered into an asset purchase agreement with Denali New Berlin, LLC and Denali Ingredients, LLC to sell its Value America flavor and ingredients division, which comprised substantially all of the dairy components segment. The sale was consummated September 14, 2006 for a price of $8,250, which exceeded the carrying value of the assets sold, of which $7,500 was paid in cash and $750 was placed in escrow subject to collection of certain accounts receivable. The assets and liabilities of Value America were classified as assets and liabilities held for sale of discontinued operations on the balance sheet as of August 31, 2006 and the components of its operating results were included in net loss from discontinued operations on the statement of operations and the components of cash flows were included as net cash flows from discontinued operations on the statement of cash flows for Fiscal 2006. Additionally, the Company classified the assets and liabilities of Value America as assets and liabilities held for sale of discontinued operations on the consolidated balance sheet as of August 31, 2005 and classified the components of operating results of Value America in net loss from discontinued operations and classified its cash flows as cash flows from discontinued operations on the statement of cash flows for Fiscal 2005.

On November 14, 2006, the Company announced that its wholly owned subsidiary, EPFD had entered into a definitive agreement to sell its direct store door (DSD) frozen distribution assets in Florida, California, Oregon and Washington for a net sales price of $5,736, which equaled the carrying value of the related assets acquired and liabilities assumed, to an unaffiliated third party. The transaction closed on November 17, 2006. The assets and liabilities of EPFD were classified as assets and liabilities held for sale of discontinued operations on the balance sheet as of August 31, 2006 and the components of operating results of EPFD were included in net loss from discontinued operations on the consolidated statement of operations and its cash flows were included as cash flows from discontinued operations on the statement of cash flows for Fiscal 2006. Additionally, the Company classified the assets and liabilities of EPFD as assets and liabilities held for sale of discontinued operations on the consolidated balance sheet as of August 31, 2005 and classified the components of operating results to net loss from discontinued operations on the consolidated statement of operations and classified the cash flows as cash flows from discontinued operations on the statement of cash flows for Fiscal 2005.

On January 2, 2007, the Company entered into a definitive agreement to sell CBD, which included the yogurt business acquired from Kraft Foods in Fiscal 2005, to an unaffiliated third party. A loss on impairment of $5,428 to adjust the carrying value of CBD’s net assets to approximate fair value based upon the definitive agreement was recorded. CBD’s assets and liabilities were classified as assets and liabilities held for sale of discontinued operations on the consolidated balance sheet as of August 31, 2006 and the components of operating results were included in net loss from discontinued operations on the consolidated statement of operations and its cash flows were included as cash flows from discontinued operations on the statement of cash flows for Fiscal 2006. Additionally, as of and for the year ended August 31, 2005, the assets and liabilities of CBD were classified as assets and liabilities held for sale of discontinued operations on the consolidated balance sheet and the components of operating results of CBD were included in net loss from discontinued operations on the consolidated statement of operations and the cash flows of CBD were included as cash flows from discontinued operations on the statement of cash flows. The Company completed the sale of CBD on January 30, 2007.

Net Loss

The net loss for Fiscal 2006 was $(70,182), compared with $(74,070) for Fiscal 2005. CoolBrands’ net loss in Fiscal 2006 was due to the continued losses sustained in the frozen dessert segment including Americana Foods and EPFD, the margin erosion that impacted substantially all of the businesses as the lower levels of sales were not able to cover related fixed costs associated with manufacturing and distribution and the recognition of losses on impairment of assets to recognize their fair value, including the assets of Americana Foods in bankruptcy.

Comparability of Fiscal 2006 results with Fiscal 2005

The Company’s Fiscal 2006 financial statements reflect the operating results of the franchising and licensing segment (until sold in December 2005), the Value America division, which represented substantially all of the dairy components segment, EPFD (a component of the frozen dessert segment) and CBD (yogurt segment), as discontinued operations as the Company either sold or was attempting to sell these businesses in Fiscal 2006. Accordingly, the Fiscal 2005 operating results of these businesses have been reclassified to net loss from discontinued operations. The yogurt business (CBD) was acquired in March 2005, and thus, within discontinued operations, Fiscal 2005 results reflect five months of activity, compared with twelve months of activity in Fiscal 2006. Additionally, the franchising and licensing segment was sold in December 2005, thus the Fiscal 2006 results reflect four months of operating results, in discontinued operations, compared to 12 months in Fiscal 2005.

Summary of quarterly results

The following table presents a summary of our results for the last eight quarters (in 000s except per share data):

Quarter ended	August 31, 2006	May 31, 2006	February 29, 2006	November 30, 2005
Total revenues from continuing operations	$ 31,654	$ 26,168	$ 15,101	$ 26,425
Loss from continuing operations	(41,096)	(12,326)	(5,887)	(4,311)
Gain from sale of discontinued operations	3	-	407	-
Loss from discontinued operations	(4,918)	512	(2,473)	(93)
Net loss	(46,011)	(11,814)	(7,953)	(4,404)
Earnings per share (basic and diluted)
Loss per share from continuing operations	(0.72)	(0.22)	(0.11)	(0.08)
Loss per share from discontinued operations	(0.10)	0.01	(0.03)	(0.0)
Loss per share	(0.82)	(0.21)	(0.14)	(0.08)

Quarter ended	August 31, 2005	May 31, 2005	February 29, 2005	November 30, 2004
Income (loss) from continuing operations	(60,529)	(8,272)	(3,525)	3,310
Income (loss) from discontinued operations	(3,339)	(2,743)	1,737	(709)
Net income (loss)	(63,868)	(11,015)	(1,788)	2,601
Earnings per share (basic and diluted)
Income (loss) per share from continuing operations	(1.08)	(0.15)	(0.06)	0.06
Income (loss) per share from discontinued operations	(0.06)	(0.05)	0.03	(0.01)
Income (loss) per share	(1.14)	(0.20)	(0.03)	0.05

During the fourth quarter of Fiscal 2005, the Company adopted, on a retroactive basis, U.S. GAAP. Previously, the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principals in Canada (“Canadian GAAP”). Therefore, the quarterly revenue information is not provided as it is not comparable.

The ice cream and frozen dessert industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months. Total revenue includes the revenues generated by the Company’s majority owned subsidiary Americana Foods, which ceased operations in October 2006. Excluding revenues from American Foods, total revenue by quarter in Fiscal 2006, would have been:

Quarter ended	August 31, 2006	May 31, 2006	February 29, 2006	November 30, 2005
Total revenues	31,654	26,168	15,101	26,425
Revenues generated by Americana Foods	12,678	14,183	11,636	12,393
	18,976	11,985	3,465	14,032

Fourth Quarter

In the fourth quarter of Fiscal 2006, the Company generated a loss of $(41,096) from continuing operations, or $(0.72) per fully diluted share, and a loss of $(4,918) from discontinued operations, or $(0.10) per fully diluted share. The loss from continuing operations was impacted by provision for impairment totaling $21,289, including $11,250 with respect to Americana Foods. Additionally, a provision for inventory obsolescence charge of $1,000 was recorded and the Compan wrote off certain debt acquisition costs of $1,700 ($2,015 expense for the year including amortization). The operating results from discontinued operations were impacted by a write down of obsolete inventory of $1,002 and impairment to goodwill of $5,428.

Liquidity

The following sets forth certain measures of the Company’s liquidity:

	Year Ended August 31,
	2006	2005

Cash, investments and restricted cash	$393	$41,562
Working Capital	$(23,992)	$28,477
Current Ratio	.75 to 1.0	1.2 to 1.0

The decrease in working capital of $52,469 was due to a decrease in cash, investments and restricted cash of $41,169 and a decrease in receivables, net (including receivables – affiliates) of $11,833, a decrease in inventory of $20,787, a decrease in current assets of discontinued operations held for sale of $14,577, an increase in the notes payable in default and notes payable of majority owned subsidiary in default at August 31, 2006 aggregating $33,578 partially offset by a decrease in accounts payable and accrued liabilities totaling $13,942, a decrease in current liabilities of discontinued operations held for sale of $11,119, and a decrease in short-term borrowings of $34,553 and a decrease in current maturities of long-term debt totaling $18,161.

Cash flows (used in) provided by operating activities from continuing operations

The Company used cash in operating activities of $(23,292) for Fiscal 2006, as compared to generating cash from operating activities of continuing operations of $7,982 for Fiscal 2005, due to the significant net loss from continuing operations generated by the frozen dessert segment, partially offset by the net income generated by the foodservice segment, which resulted in a $(63,620) loss from continuing operations. Additionally, accounts payable and accrued expenses decreased in Fiscal 2006, which used up cash. This was partially offset by non-cash expenses included in the $(63,620) loss of $5,026 for depreciation and amortization, $21,289 for asset impairment and $443 for stock based compensation expense. Additionally, account receivable and inventories decreased, which generated cash.

Cash provided by investing activities from continuing operations

The Company generated cash from investing activities of $16,099 in Fiscal 2006 due primarily to the redemption of investments of $7,500, and the decrease in restricted cash of $10,000 (used to repay debt), partially offset by the purchase of property, plant and equipment of $1,416. The cash generated in investing activities in Fiscal 2005 of $2,422 was due to the net redemption of investments of $20,550 and the proceeds from the sale of certain facilities for $5,434, partially offset by the purchase of property, plant and equipment of $13,500, and the increases in restricted cash.

Cash (used in) provided by financing activities from continuing operations

In Fiscal 2006, the Company used $(27,245) in financing activities, compared to generating $33,486 from financing activities in Fiscal 2005. In Fiscal 2006, $33,995 was provided by the borrowings under the Corporate Credit Facility and the Americana Credit Facility, offset by the repayment of short-term debt of $34,553, and the repayment of long-term debt of $26,409. In Fiscal 2005, cash provided by financing activities was $33,486, which was comprised of increases from the proceeds from short term borrowings of $44,553, and an increase in amounts outstanding under the revolving line of credit of $2,661 at Americana Foods, offset by the repayment of short-term borrowings of $10,000 and the repayment of long-term debt of $3,785.

Cash flows provided by operating activities from discontinued operations

Cash flows from operations from discontinued operations in Fiscal 2006 were $1,965, compared to $3,257 in Fiscal 2005. The principal reason for the decrease was the deterioration of the EPFD business, which was partially offset by the full year effect of CBD (yogurt segment) in Fiscal 2006 as it was acquired in March 2005 and only includes five months of operations for Fiscal 2005.

Cash flows provided by (used in) investing activities from discontinued operations

The cash flows from investing activities from discontinued operations generated in Fiscal 2006 of $8,574 were primarily from the sale of the franchising and licensing segment. The cash used in investing activities in Fiscal 2005 of $58,445 were attributable to the purchase of the yogurt business (CBD) from Kraft Foods and the purchase of Zipp Manufacturing for the dairy component segment, which were both marketed for sale in Fiscal 2006 and sold in Fiscal 2007.

2005 Compared with 2004

Overall Performance

In Fiscal 2005, the Company adopted generally accepted accounting principles in the United States ("U.S. GAAP") and changed its reporting currency from Canadian dollars to U.S. dollars. For comparative purposes, certain historical financial statements and the notes thereto have been restated to reflect these changes. Additionally, the operating results of the franchising and licensing segment, Value America, which represents a substantial portion of the dairy component segment, EPFD which represents a portion of the frozen dessert segment and CBD, which comprised the yogurt segment, were reclassified to discontinued operations for all periods presented as they were either sold or being marketed for sale as of August 31, 2006.

For Fiscal 2005, net revenues from continuing operations decreased to $149,710 as compared with $280,736, for fiscal 2004, a decrease of $131,026 or 46.7%. The net loss for Fiscal 2005 was $(74,070) ($1.32) per fully diluted share, which was comprised of a loss from continuing operations of $(69,016), or $(1.23) per fully diluted shared and a loss from discontinued operations of $(5,054), or $(.09) per fully diluted share as compared with net earnings of $23,512 ($0.42 basic and diluted earnings per share) which was comprised of net income of $20,325 or $0.37 per fully diluted share from continuing operations and $3,187 or $0.05 per fully diluted share from discontinued operations for fiscal 2004.

The decrease in net revenues for fiscal 2005 reflects the decrease in sales, primarily from the frozen dessert segment and the increase in trade promotion payments made to customers. In fiscal 2005, net sales declined by to $142,873 compared with $275,394 fiscal 2004, a decline of $132,521 or 48.1%. The decline in sales came from all of the frozen dessert brands, but principally from the Weight Watchers and Atkins brands. These sales declines were only partially offset by the sales from newly introduced frozen dessert products.

Gross profit percentage for fiscal 2005 declined to 0.5% as compared with 35.8% for fiscal 2004. The decline in gross profit percentage was primarily due to:

(i) Increased trade promotion payments to customers, excluding the yogurt segment, which amounted to $52,359 and $32,913 in 2005 and 2004 respectively;

(ii) The write down of obsolete and slow moving finished goods inventories, packaging, and ingredients. This write down amounted to $12,723 in 2005 and was the result of a settlement of litigation with Weight Watchers International, a new labeling law which became effective January 1, 2006, and a provision for slow moving inventories due to changes in consumer preferences;

(iii) The Company's inability to cover fixed overhead costs in both the manufacturing and distribution operations due to the lack of production and sales; and

(iv) The change in mix of frozen dessert products being sold in 2005 with lower gross profit margins as compared with 2004.

Selling, general and administrative expenses in continuing operations as a percentage of revenues were 25.1% and 25.5% for Fiscal 2005 and Fiscal 2004. Selling, general and administrative expenses decreased by $33,986 or 47.5% from $71,516 in Fiscal 2004 to $37,530 in Fiscal 2005. Selling, general and administrative expenses for Fiscal 2005 and Fiscal 2004 were adversely impacted by the write-off of certain license agreements and the write-off of deferred package design costs, primarily related to Weight Watchers, in 2005. These charges amounted to $2,358 and $3,684 in 2005 and 2004, respectively. The biggest reason for the decrease was the decrease in stock-based compensation, which totaled $1,918 in Fiscal 2005 as compared to $30,983 in Fiscal 2004.

The 2005 fiscal year results were adversely affected by the non-cash pre-tax asset impairment charge of $55,525 (Nil in 2004), which resulted from the impairment of goodwill and intangible assets related to the Company's frozen desserts ($51,141, which is included in continuing operations) and franchising segments ($4,384, which is included in discontinued operations).

Cash and working capital

Cash, investments and restricted cash decreased to $41,562 at August 31, 2005 from $64,327 at August 31, 2004. Working capital decreased to $28,477 at August 31, 2005 from $118,138. CoolBrands' current ratio declined to 1.2 to 1 at August 31, 2005 from 2.6 to 1 at August 31, 2004. These changes in current assets and current liabilities are attributable primarily to the use of cash and short-term borrowings to finance the Company’s acquisitions (principally the yogurt business from Kraft) and purchases of property, plant and equipment. See “Recent Developments – 2006” for a discussion of refinancing of the indebtedness.

Comparison of 2005 and 2004

The Company’s 2005 financial statements reflect the March 27, 2005 acquisition of the Breyers yogurt business. This acquisition was accounted for under the purchase method of accounting. The Company began to market this business for sale in Fiscal 2006 and, accordingly, the 2005 Consolidated Statements of Operations include the results of this acquisition from the date of acquisition in discontinued operations.

Additionally, the operating results of franchising and licensing, EPFD and Value America have been reclassified to discontinued operations for Fiscal 2005 and Fiscal 2004 to make them comparable to Fiscal 2006.

Net sales

Net sales for each segment are summarized in the following table:

	Year Ended August 31,
			Percentage of Net Sales
	2005	2004	2005	2004

Frozen dessert	$271,086	$356,399	74.3	87.7
Yogurt	44,007	-	12.1	-
Foodservice	17,736	15,679	4.9	3.9
Dairy components	19,538	23,184	5.3	5.7
Franchising and licensing	12,319	11,208	3.4	2.7
Total, as originally reported	364,686	406,470	100.0	100.0

Less amounts reclassified to net (loss) income from discontinued operations:
Frozen dessert	147,718	100,844
Yogurt	44,007	-
Dairy components	17,769	19,024
Franchising and licensing	12,319	11,208
	221,813	131,076
Net sales from continuing operations	$142,873	$275,394

The decrease in net sales for Fiscal 2006 in the frozen dessert segment came from the decrease in sales volume from a substantial number of the frozen dessert brands partially offset by generally modest sales of products introduced in Fiscal 2006.

The decrease in net sales for fiscal 2005 in the frozen dessert segment reflects the deduction from sales for payments made to customers by the Company, excluding the yogurt segment, of $52,359 in 2005 as compared with $32,913 in 2004 (a net reduction of $19,446). The decline in net sales in the frozen desserts segment came from all of the frozen dessert brands, but principally from the Weight Watchers and Atkins brands. In connection with the settlement of the Weight Watchers litigation, CoolBrands agreed to discontinue the sale of all Weight Watchers products on May 1, 2005, approximately five months sooner than required by the Weight Watchers License Agreement. These declines in net sales were partially offset by the net sales from newly introduced frozen dessert products and the increase in distribution sales as a result of the change in the business arrangement with Dreyer’s. Effective September 1, 2004, CoolBrands, through EPFD, began the distribution of Dreyer’s products as an independent distributor, changing from the previously used drayage basis, except for Dreyer’s scanned based trading customers which continue to be delivered on a drayage basis. As a result of this change, CoolBrands began purchasing products from Dreyer’s and selling those products to customers at wholesale. The net sales and drayage income (which historically was reported in other income on the statement of operations) is included in the net (loss) income from discontinued operations for each of the years presented.

The net sales for the yogurt segment reflect the acquisition of the Breyers yogurt business from Kraft Foods, Inc. on March 27, 2005.

The decline in sales by the Company’s dairy components segment reflects the decrease in sales due to the decline in the demand for Weight Watchers and Atkins ingredients and packaging from the Company’s various contract manufacturers.

Other income

Other income increased by 28.0% to $6,837 in fiscal 2005 from $5,342 in fiscal 2004. This increase was due to the increase in certain licensing fees that were in place for the entire fiscal year.

Gross profit margin

The following table presents the gross profit margin dollars and gross profit percentage for the Company’s segments:

	Year Ended August 31,
			Percentage of Net Sales
	2005	2004	2005	2004

Frozen dessert	$(15,488)	$64,779	(5.7)	18.2
Yogurt	7,369	-	16.7	-
Foodservice	3,626	3,439	20.4	21.9
Dairy components	4,287	5,975	21.9	25.8
Franchising and licensing	3,224	2,931	2.6	26.2
Total, as originally reported	3,018	77,124	0.8	19.0

Less amounts reclassified to net (loss) income from discontinued operations:
Frozen dessert	(12,141)	(29,371)
Yogurt	7,369	-
Dairy components	3,874	5,099
Franchising and licensing	3,224	2,931
	2,326	(21,351)
Gross profit from continuing operations	$ 692	$98,465

Gross profit dollars for continuing operations declined to $692 in Fiscal 2005 from $98,465 in Fiscal 2004 a decline of $97,773 primarily due to the decline in the gross profit dollars in frozen desserts segment (continuing operations) of $97,497. The decline in gross profit dollars in the frozen desserts segment resulted from the decline in sales in 2005 versus 2004, the impact on the segment for payments made to customers which as previously discussed reduced net sales and gross profit dollars, in 2005 by $52,359 as compared with $31,337 in 2004 (a net reduction of $19,446) and the Company’s inability to cover fixed overhead costs in both the manufacturing and distribution operations due to the lack of production and sales. Gross profit dollars in the frozen desserts segment were also adversely affected in Fiscal 2005 by the write down of $12,723 of obsolete and slow moving finished goods inventories, packaging, ingredients and finished goods inventories which could not be used or sold resulting from the settlement of the Weight Watchers litigation and the estimated impact on packaging which will not be used due to a new labeling law which became effective January 1, 2006.

Gross profit percentage from continuing operations for Fiscal 2005 declined to 0.5% as compared with 35.8% for Fiscal 2004. The decline in gross profit percentage was primarily due to:

1. Increased trade promotion payments to customers, which amounted to $52,359 and $32,913 in 2005 and 2004 respectively;

2. The write down of obsolete and slow moving finished goods inventories, packaging, and ingredients. This write down amounted to $12,723 in 2005 and was the result of a settlement of litigation with Weight Watchers International, a new labeling law which became effective January 1, 2006, and a provision for slow moving inventories due to changes in consumer preferences;

3. The Company’s inability to cover fixed overhead costs in both its manufacturing and distribution operations due to the lack of production and sales; and

4. The change in mix of frozen dessert products being sold in 2005 with lower gross profit margins as compared with 2004.

Selling, general and administrative expenses

Selling, general and administrative expenses are summarized by industry segment in the following table:

	Year Ended August 31,
			Percentage of Sales
	2005	2004	2005	2004

Frozen dessert	$38,818	$41,054	14.3	20.2
Yogurt	4,993	-	11.4	-
Foodservice	1,486	1,890	8.4	12.1
Dairy components	1,694	1,942	8.7	8.4
Franchising and licensing	5,109	4,934	41.5	44.0
Corporate (including stock-based compensation expense)	1,990	32,851
Total, as originally reported	54,090	82,671	14.8

Less amounts reclassified to net loss from discontinued operations:
Frozen dessert	4,879	4,393
Yogurt	4,993	-
Dairy components	1,579	1,794
Franchising and licensing	5,109	4,954
Other	-	14
	16,560	11,155
Selling, general and administrative expenses of continuing operations	$37,530	$71,516

Selling, general and administrative expenses from continuing operations decreased by $33,986 from $71,516 in 2004 to $37,530 in 2005 due primarily to the decrease of $29,065 in stock-based compensation expense incurred, from $30,983 in Fiscal 2004 to $1,918 in Fiscal 2005. The frozen dessert segment’s selling, general and administrative expenses were adversely impacted in fiscal 2005 by approximately $2,358, including the write-off of deferred package design costs, primarily related to Weight Watchers, and the write-off of certain license agreements with General Mills. Selling, general and administrative expenses in Fiscal 2004 were adversely impacted by the one time charge of $3,684 which was the pre-tax write-off of the Weight Watchers’ intangible license agreement asset. Weight Watchers International notified CoolBrands on July 28, 2004 that the license agreement would not be extended.

Stock-based compensation expense

In accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS123), the Company recognized stock-based compensation expense of $1,918 and $30,983 in Fiscal 2005 and Fiscal 2004 which represents the estimated fair value of stock options earned during the respective fiscal years.

Interest expense

Interest expense incurred in continuing operations was $1,687 in fiscal 2005 compared with $1,491 in fiscal 2004. The increase in interest expense in fiscal 2005 as compared with fiscal 2004 was due to the increase in borrowings at Americana Foods, partially offset by other decreases in other indebtedness outstanding due to scheduled repayments. Excluded from interest expense in Fiscal 2005 was interest of $891 incurred with respect of the $40,000 borrowing incurred with respect to the purchase of the Breyers yogurt business, which was included in loss from discontinued operations in Fiscal 2005.

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

During 2005, the Company completed its annual review of goodwill and intangible assets. This review resulted in a non-cash pre tax charge related to a goodwill impairment of $48,701 and in a non-cash pre tax charge related to intangible asset impairment related to the Company’s frozen dessert segment of $1,401. Also, this review resulted in a non-cash pre tax charges related to goodwill and intangible asset impairments related to the Company’s franchise and licensing segment of $4,940, which was included in loss from discontinued operations. Additionally, the Company wrote-off certain company-owned store leasehold improvements and equipment related to the Company’s franchise and licensing segment of $483 which was included in loss from discontinued operations.

(Recovery of) provision for income taxes

The effective (benefit) tax rate was (10.2)% in Fiscal 2005 and 37.1% for Fiscal 2004. The effective tax rate differs from the Canadian Federal/Provincial Statutory Rate primarily due to permanent differences related to the non-deductible goodwill impairment charges recognized in 2005, a valuation allowance established in 2005, and due to the Company’s operations in foreign countries with lower effective tax rates.

Net Loss

The net loss for Fiscal 2005 was $(74,070), which was comprised $(69,016) loss from continuing operations and $(5,054) loss from discontinued operations, as compared with net earnings of $23,512 for fiscal 2004 which was comprised of net income from continuing operations of $20,325 or $ 0.37 per fully diluted share and net income from discontinued operations of $3,187 or $0.05 per fully diluted share. CoolBrands’ net loss in 2005 was primarily due to the substantial decline in net sales due to the loss of the Weight Watchers Smart Ones license agreement, the decline in net sales of the Atkins Endulge products and other frozen dessert product lines and the resulting decrease in gross profit dollars, the $25,627 decline in drayage and other income and the provisions for asset impairment for goodwill and other intangible assets aggregating $50,585 in continuing operations and $4,940 in discontinued operations and a provision for impairment of $483 with respect to property, plant and equipment which is included in loss from discontinued operations as previously described.

Summary of quarterly results

The following table presents a summary of the Company’s results for the last eight quarters:

Quarter ended	August 31, 2005	May 31, 2005	February 29, 2005	November 30, 2004
Income (loss) from continuing operations	(60,529)	(8,272)	(3,525)	3,310
Income (loss) from discontinued operations	(3,339)	(2,743)	1,737	(709)
Net income (loss)	(63,868)	(11,015)	(1,788)	2,601
Earnings per share (basic and diluted)
Income (loss) per share from continuing operations	(1.08)	(0.15)	(0.06)	0.06
Income (loss) per share from discontinued operations	(0.06)	(0.05)	0.03	(0.01)
Income (loss) per share	(1.14)	(0.20)	(0.03)	0.05

Quarter ended	August 31, 2004	May 31, 2004	February 29, 2004	November 30, 2003
Total revenues	129,052	128,140	99,946	92,800
Net earnings	12,484	(625)	8,465	3,188
Earnings per share
Basic	0.22	(0.01)	0.15	0.06
Diluted	0.22	(0.01)	0.15	0.06

The ice cream and frozen dessert industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months.

Fourth Quarter

In the fourth quarter of Fiscal 2005, the Company generated a loss of $(63,868), or $(1.14) per fully diluted share, which was comprised of $(60,529), or $(1.08) per fully diluted share, from continuing operations, and $(3,339), or $(0.06) per fully diluted share, from discontinued operations. The principal reasons for the loss were the impairment charge of $55,525, of which $51,141 was in continuing operations and $4,384 was in discontinued operations. Additionally, the fourth quarter of Fiscal 2005 was affected by a write down for obsolescence of $8,163 in connection with slow moving inventory, most of which was related to the settlement and discontinuation of the business with Weight Watchers.

Liquidity

The following sets forth certain measures of the Company’s liquidity:

	Year Ended August 31,
	2005	2004

Cash, investments and restricted cash	$41,562	$ 64,327
Working Capital	$28,477	$118,138
Current Ratio	1.2 to 1.0	2.6 to 1.0

The decrease in working capital of $89,661 was primarily due to a decrease in cash, investments and restricted cash of $22,765 and a decrease in total receivables of $14,669, an increase in current maturities of long-term debt and short term borrowings of $44,222, an increase in accounts payable and accrued liabilities of $25,185, and offset by the increase in income taxes recoverable of $9,767 and the reduction the income tax payable of $4,938. CoolBrands refinanced its long-term debt and short-term borrowings in April 2006.

Cash flows from operating activities of continuing operations

The Company generated cash flow from operating activities of continuing operations of $11,239 for the year ended August 31, 2005 as compared with $42,350 for the year ended August 31, 2004 due primarily to the decrease in net earnings (exclusive of depreciation and amortization and asset impairment) for 2005 as compared with 2004. This was offset by changes in other operating assets and liabilities, which were primarily driven by the timing of certain payments.

Cash used in investing activities of continuing operations

The cash used in investing activities in 2005 was primarily due to the acquisitions of the yogurt business and the Zipp Manufacturing flavors and ingredients businesses which aggregated $59,609 and the purchase of property, plant and equipment of $13,500, offset by the net redemption of investments of $20,550 and the proceeds from the sale of the Company’s City of Industry facility for $5,434. The cash used in investing activities in 2004 was primarily due to the purchase of property, plant and equipment of $12,977 and the purchase of investments, net of redemptions of $28,050.

Cash provided by financing activities of continuing operations

In 2005, $33,264 was provided by financing activities as compared with $14,926 provided by financing activities in 2004. In 2005, the proceeds from short term borrowings of $44,553, and an increase in the revolving line of credit of $2,661 at Americana Foods. These additions were off set by the repayment of long-term debt. The exercise of stock options in 2004 provided $12,286 and Americana Foods’ minority partner provided $6,907 of capital, net of a $2,000 return of capital, as their share for the expansion of production capacity at Americana Foods. These additions were offset by the repayment of long-term debt of $5,781 and the increase in the secured revolving line of credit at Americana Foods of $1,514.

Cash flows from operating activities of discontinued operations

Cash flows from operations of discontinued operations was $3,257 in Fiscal 2005 compared to $1,419 in Fiscal 2004. The Fiscal 2005 improved results reflect the operating results of the yogurt business acquired from Kraft Foods in March 2005.

Cash flows from investing activities of discontinued operations

Cash flows used in investing activities of discontinued operations in Fiscal 2005 reflect purchases of property, plant and equipment totaling $386; Fiscal 2004 results reflect the use of cash to acquire the yogurt business from Kraft Foods and Zipp Manufacturing, the purchase prices for which totaled $59,609. Both businesses were ultimately sold.

Contractual obligations

The following table presents the Company’s contractual obligations as of August 31, 2006:

	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Contractual obligations
Notes payable in default- Corporate Credit Facility	$ 10,077	$ 10,077
Notes payable in default- Americana Credit Facility revolver	6,418	6,418
Notes payable in default- Americana Credit Facility term loan	17,083	17,083
Obligation under capital leases	561	177	315	69
Operating leases	1,676	933	342	187	214
Other liabilities	4,287	4,287	-	-	-
Total contractual obligations	$ 40,102	$ 38,975	$ 657	$ 256	$ 214

At August 31, 2006, the Company had $10,077 outstanding under the Corporate Credit Facility and $23,501 outstanding under the Americana Credit Facility ($6,418 under the revolver and $17,083 under the term loans). As of May 31, 2006 and August 31, 2006, the Company and Americana Foods were in default of certain financial covenants of each of the Americana Credit Facility and the Corporate Credit Facility. In November 2006, 2118769, as previously defined and described in “Recent Developments”, purchased all of the indebtedness outstanding under the Americana Credit Facility from the lender. The independent bankruptcy trustee for Americana Foods has sold the assets of Americana Foods and is finalizing the accounting. It is anticipated that the proceeds from the sale of the Americana Foods’ assets will be utilized to repay 2118769. To the extent that there is a shortfall between the proceeds received and the amount outstanding, the Company may be required to make a payment under its guarantee. The Corporate Credit Facility was repaid with a portion of the proceeds of the sale of the foodservice segment and certain trademarks on January 24, 2007.

Capital resources

The Company intends to complete all of its capital commitments, which were not significant as of August 31, 2006. However, the Company does not intend to start any new capital projects other than to make an asset saleable, if necessary.

As of August 31, 2006:

On April 21, 2006, certain of the subsidiaries entered into two separate credit agreements with JPMorgan Chase Bank, N.A. Under the Corporate Credit Facility, the subsidiaries, Integrated Brands Inc., Eskimo Pie Frozen Distribution, Inc., Eskimo Pie Corporation and CoolBrands Dairy, Inc. (“the Borrowers”) collectively and individually entered into a credit agreement which provided a revolving credit facility of up to $48,000, with availability for borrowing subject to borrowing base calculations. The Corporate Credit Facility was scheduled to expire on April 21, 2009 and was secured by substantially all the assets of the Borrowers. The Corporate Credit Facility is guaranteed by the Company, “the Borrowers” and all U.S. subsidiaries of the Company and “the Borrowers”, except Americana Foods. A portion of the Corporate Credit Facility was used to payoff the balance of the then existing bank debt on April 21, 2006 of $35,055. The remainder, subject to borrowing base calculations and terms of the agreement, is available to finance working capital needs and for general corporate purposes. The interest rate is at the Prime Rate until November 30, 2006 (8.25% at August 31, 2006). After November 30, 2006, the interest rate varies based upon average availability under the revolving credit facility. The standby fee on the unused portion of the revolving credit facility is .375%. As of August 31, 2006, the loan balance was $10,077.

All borrowings under the above secured revolving credit facility are guaranteed by the Company. The agreement contains restrictions relating to the payment of dividends, indebtedness, liens, dispositions of property, change in the nature of its business, change in ownership, investments, loans, advances, guarantees, and acquisitions. In addition, the Company must maintain certain financial ratios, in any event that minimum availability is less than $10,000, and must maintain a minimum EBITDA and fixed charge coverage ratio and limit capital expenditures to $1,000, $2,000, and $5,000 during Fiscal 2006, and the years ended August 31, 2007 (“Fiscal 2007”) and 2008 (“Fiscal 2008”), respectively.

Additionally, the Company’s 50.1% owned subsidiary, Americana Foods, entered into the Americana Credit Facility (as previously defined) on April 21, 2006 with the same group of lenders as under the Corporate Credit Facility. Loans under the revolving credit facility (“Americana Revolver”) are available for borrowing subject to a borrowing base calculation. The loans under the Americana

Credit Facility expire April 21, 2009. Such loans are secured by substantially all of the assets of Americana Foods and are guaranteed by the Company, Integrated Brands Inc., and its direct and indirect subsidiaries, including the Limited and General Partner of Americana Foods. This facility was used to repay two existing term loans of $12,950 and the payment of $2,900 in obligations to Integrated Brands and Eskimo Pie Corporation. The revolving credit portion of the facility was utilized to repay $6,068 principal and interest due under an existing revolving loan. The remainder, subject to borrowing base calculations, is available to finance working capital needs and for general corporate purposes. The interest rate is at the Prime Rate until November 30, 2006 (8.25% at August 31, 2006). After November 30, 2006, the interest rate varies based upon average availability under the revolving credit facility. The standby fee on the unused portion of the revolving credit facility is 0.50%. As of August 31, 2006, the outstanding term loan balances aggregated $17,083, and the outstanding revolving credit loan balance was $6,418.

The Americana Credit Facility contained restrictions which limited the indebtedness to $8,000 to Integrated Brands and $1,300 in subordinated indebtedness each to Integrated Brands and Capricorn Investors III, L.P., a limited partner which owns 49.9% of Americana Foods. The agreement also contained restrictions relating to the payment of dividends or other distributions with respect to any equity interest in Americana Foods, indebtedness, liens, dispositions of property, change in the nature of its business, change in ownership, investments, loans, advances, guarantees, and acquisitions. In addition, American Foods was required to maintain a minimum amount of earnings before interest, income tax expenses, depreciation and amortization (“EBITDA”), maintain minimum availability of not less than $700 at all times and limit capital expenditures to $1,000, $3,000 and $3,000 during Fiscal 2006, Fiscal 2007 and Fiscal 2008, respectively.

The Company was in default of the loan covenants at May 31, 2006 and August 31, 2006 as a result of a default by Americana Foods of its EBITDA financial covenant in connection with the Americana Credit Facility. The Company was also in default of the loan covenants at August 31, 2006 as a result of defaults by “the Borrowers” of certain of the financial covenants in connection with the Corporate Credit Facility. On July 31, 2006, the subsidiaries received notice from JPMorgan Chase Bank, N.A., as administrative agent of the Americana Credit Facility and the Corporate Credit Facility, that it was reserving its rights to terminate its commitments to lend under the credit agreements as a result of the previously disclosed breach of the covenant at a subsidiary related to a minimum level of EBITDA for the three months ended May 31, 2006.

In October 2006, Americana Foods was advised by its lenders that because of continuing defaults, they would no longer lend to Americana Foods and demanded full and immediate repayment of all of amounts outstanding under the American Credit Facility, which aggregated approximately $21,830 and which was guaranteed by the Company. The Company, through certain of its subsidiaries, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code in the United States Bankruptcy Court, Northern District of Texas. As a result, Americana Foods ceased operations and an independent trustee was appointed to oversee the liquidation of the assets and liabilities of Americana Foods. In November, 2006, 2118769 Ontario Inc.(“2118769”) a company controlled by Michael Serruya, currently the Chairman and CEO of the Company, purchased all of Americana Foods’ bank indebtedness under the Americana Credit Facility, which aggregated $21,408, from the lender. 2118769 received a first lien security interest in the assets of Americana Foods. The Company remains the guarantor of the Americana debt under the Americana Credit Facility. The independent trustee has sold or liquidated substantially all of the assets of Americana Foods and is completing his accounting. To the extent that the proceeds from the liquidation are not sufficient to pay 2118769, the Company may be required to make a payment under its guarantee.

Additionally, the Company continued to be in default under its Corporate Credit Facility. In connection with the purchase of the indebtedness outstanding under the Americana Credit Facility by 2118769, the Company and the lender (a “Senior Lender”) amended the Corporate Credit Facility (the “Amendment”) and agreed to reduce the maximum amount of the Corporate Credit Facility to $8,000, subject to a borrowing base. Mr. Serruya, through 2118769 (also a “Senior Lender” as a result of the purchase of the indebtedness outstanding under the Americana Credit Facility), issued an irrevocable letter of credit with a face value of $5,000 in favor of the lender. The Senior Lenders and the Company also entered into a forbearance agreement which changed the maturity date of the Corporate Credit Facility from April 21, 2009 to May 17, 2007. The Amendment also required the Company to utilize proceeds from the sales of assets to reduce the indebtedness based upon a specified schedule. Mr. Serruya received, through 2118769, warrants to purchase 5,500,000 subordinate voting shares of the Company in connection with the purchase of the senior indebtedness under the Americana Credit Facility as described above. The exercise price of each warrant is Cdn $0.50 and the term of the warrants is five years from the date of the grant. The warrants issued by the Company in connection with this transaction were valued at $1,764 using the Black-Scholes pricing model and the following assumptions: 2.5 years expected life, no dividends, 67% volatility and 4.6% risk free rate, and will be expensed by the Company in the first quarter of Fiscal 2007. The Company completed the sale of the foodservice segment on January 24, 2007 and utilized a portion of the proceeds to repay the amounts outstanding pursuant to the Corporate Credit Facility.

As of August 31, 2005:

The Company, through a U.S. subsidiary, borrowed $40,000 to finance the acquisition of the yogurt business from Kraft in March 2005. The term loan originally required monthly payments of interest with the $40,000 principal balance originally due November 1, 2005. Interest was payable monthly on the unpaid principal balance with interest rates fluctuating with changes in the prime lending or libor rate and the ratio of funded debt to EBITDA. The interest rates plus applicable margin were the lower of prime plus 0.5% or LIBOR plus 2.5% (6.02% at August 31, 2005). The Company made a principal payment of $10,000 on August 23, 2005 in anticipation of the September 2, 2005 amendment as discussed below. As of August 31, 2005 the term loan balance was $30,000.

The Company, through a U.S. subsidiary, borrowed $30,000 to finance the acquisition of Eskimo Pie Corporation in October 2000 (the “EPC Loan”). The EPC Loan was payable in monthly installments of $250, which began December 1, 2000, with the remaining principal balance originally due on November 1, 2005. Interest on the term loan was payable monthly on the unpaid principal balance. The Company and all of the significant subsidiaries guaranteed all borrowings under the EPC Loan. The principal balance outstanding at August 31, 2005 was $10,500.

The Company was in default of its financial covenants at May 31, 2005 and August 31, 2005. On September 2, 2005, the Company entered into an amendment to the existing credit facilities (“September 2005 Amendment”). The September 2005 Amendment extended the maturity of the existing facilities from November 1, 2005 until January 3, 2006 and waived defaults in its financial covenants resulting from the Company’s financial performance. The maturities were later extended to April 3, 2006 and May 3, 2006.

The September 2005 Amendment eliminated all of the existing financial covenants from the loan agreements through the remainder of the term and granted a security interest in the personal property assets (other than certain excluded assets relating to the operations of the Company’s 50.1% owned limited partnership), reduced the outstanding indebtedness to the bank by $10,000 to a total of $40,500 and agreed to an increase of the interest rate by 2.0% basis points on all remaining outstanding balances to 4.5% basis points over LIBOR. In addition, the amendment reduced the $5,000 revolving credit facility to $925 and required the Company to maintain $20,000 of cash balances, of which $10,000 was restricted to use as approved by the lender.

On April 27, 2005, Americana Foods borrowed $4,553 (the “Americana Loan”) for use in purchasing a building and adjacent acreage. The Americana Loan provided for monthly interest only payments until the anniversary date of the note (April 27, 2006). The Americana Loan bore interest at Prime plus 0.5% (7.0% at August 31, 2005).

On November 19, 2002, Americana Foods entered into a Credit Agreement with a financial institution that included a term loan of $10,000 (the “Americana Term Loan”), which is secured by Americana Foods’ property, plant, and equipment. The Americana Term Loan provided for fixed monthly installments of principal of $80 plus interest and was originally scheduled to mature on November 19, 2007. The Americana Term Loan bore interest at prime plus 0.5% (7.0% at August 31, 2005).

Americana Foods’ Amended Credit Agreement also included a revolving loan of up to $9,000 (the “Americana Revolver”), subject to a borrowing base calculation, which bore interest at prime plus 0.5% (7.0% at August 31, 2005) and was originally due on November 30, 2005. At August 31, 2005, $7,145 was outstanding under the Americana Revolver. The Americana Revolver was secured by Americana Foods’ receivables and inventory.

On November 30, 2005, Americana Foods executed an Amendment to the Credit Agreement, which extended the maturity date for the Americana Revolver until January 10, 2006. Americana Foods must maintain compliance with certain financial covenants, including fixed charge ratio, debt-to-tangible net worth ratio and tangible net worth.

The Company refinanced all of the above referenced debt in April 2006 and all of the then existing debt was repaid as of April 2006.

Risk Factors and Uncertainties

For Fiscal 2006, we incurred a net loss of $(70,182), of which $(63,620) was from continuing operations and $(6,562) was from discontinued operations.

In the first quarter of Fiscal 2006, the decision was made to sell certain assets to generate liquidity. In December 2005, the Company sold certain assets relating to its franchising business for proceeds totaling $8,000 to Aaron Serruya, a former officer of the Company, who is a director and the brother of Michael Serruya, the Chairman and Chief Executive Officer of the Company.

On April 21, 2006, the Company refinanced its then remaining debt by obtaining the following:

1. a $48,000 senior secured revolving credit facility; and

2. a $25,500 senior secured revolving credit facility consisting of an $8,000 senior secured revolving credit facility and $17,500 of term loans, in which Americana Foods, which is 50.1% owned by the Company, is the borrower.

Each of the loans was for an original term of three years and provides for interest at the prime rate (8.25% at August 31, 2006). Each of the credit facilities were unconditionally guaranteed by the Company. Both facilities were in default at August 31, 2006.

For the year ended August 31, 2005, the Company incurred a net loss of $74,070, which was primarily attributable to:

1. the non-cash impairment charges totaling $55,525 relating to goodwill and intangible assets of the frozen dessert and franchising segment; and

2. the discontinuation of the Weight Watchers Smart Ones brand products and the decline in sales from other frozen dessert brands, which were partially offset by the sales of the Breyers Yogurt business acquired in March 2005 and a change in the Company’s arrangement with Dreyer’s .

Additionally, as of August 31, 2005, the Company had approximately $60,962 of outstanding debt, of which $52,714 was classified as current liabilities.

Inflation can significantly impact ice cream and frozen yogurt ingredients, including butterfat and packaging costs. In Fiscal 2006 and Fiscal 2005, the Company passed on ingredient, energy and freight cost increases by raising prices on selected product lines. The Company no longer manufactures products other than production by Sugar Creek Food, Inc. subsidiary, pursuant to a co-pack arrangement established upon the sale of the foodservice segment. Thus, given the Company’s size and level of operations, inflation is no longer a factor.

The Company’s products were ultimately purchased primarily by the United States retail consumer, whose tastes and preferences are subject to variation and change. Although carefully monitored, these changes cannot be controlled and are difficult to predict.

The Company derived a substantial portion of its revenues from its operations in the United States. The U.S. market for frozen dessert and yogurt is highly competitive. As competitors introduce new products or revise their supply or pricing strategies, the Company may encounter additional and more intense competition. Such competitors have greater name recognition and more extensive financial, technological, marketing and personnel resources than ours.

The Company’s existing shelf space in supermarkets, club stores, and convenience stores for ice cream and frozen dessert treats and yogurt has been historically at risk due to decisions by CoolBrands’ customers. The Company’s existing shelf space for its products, along with that of all other products, is reviewed at least annually by our customers. Supermarket, club store and convenience store chains reallocate their total shelf space taking into effect a number of variables, including the number of new products being introduced at any given time, the amount of new product placement fees (slotting fees) being offered by companies in the ice cream and frozen dessert and yogurt segments and by changing consumer tastes and fads. As a result, CoolBrands is subject, in any given year, to the loss of shelf space with its customers and the loss in revenues associated with the sale of those products. Because of our downsizing and the fact that we are not manufacturing product, expect as noted above, we are no longer competing for shelf space.

The Company is subject to risks with respect to its cost of raw materials, some of which are subject to changes in commodity prices, particularly the cost of butterfat, which is used to produce ice cream products. From time to time, the Company has used hedging contracts to reduce its exposure to such risks with respect to its raw material costs. The Company is not a party to any hedging contracts and has no present intention of entering into any hedging contracts.

The Company has made and may in the future make acquisitions of, or significant investments in, businesses or assets with complementary products or unrelated industries. Acquisitions involve numerous risks, including but not limited to: 1) diversion of management’s attention from other operational matters; 2) the inability to realize expected synergies from the acquisition; 3) impairment of acquired intangible assets as a result of worse-than-expected-performance of the acquired operations; 4) integration and retention of key employees; and 5) integration of operations. Mergers and acquisitions are inherently subject to significant risks, and the inability to effectively manage these risks have materially and adversely affected our business, financial condition and results of operations.

The Company is currently dependent upon a small number of key management personnel and continued success will depend, in part, upon their abilities. The loss of these key personnel may adversely affect the performance of the Corporation.

The Company relies on major retailers in the U.S. for a substantial portion of our sales. As a result of this concentration of sales and accounts receivable, the Company is subject to certain credit risks. One customer accounted for 10.2% and 17.0% of net sales from continuing operations in Fiscal 2006 and Fiscal 2005, respectively.

The Company has been subject to interest rate risk as the long-term debt and short term borrowings are based upon the prime rate and/or Libor. If these base rates were to increase, the Company would incur incremental interest expense. Because the Company has repaid the amounts outstanding under the Corporate Credit Facility as of January 24, 2007 and the amounts outstanding under the Americana Credit Facility were purchased by a company controlled by Michael Serruya, which will be repaid from the proceeds of the sale of the assets of Americana Foods and to the extent necessary, by the Company under our guarantee, we are no longer subject to interest rate risk.

The Company is subject to future legal proceedings and disputes with joint-venture partners, franchisees, former franchisees and others, which arise in the ordinary course of business.

We consummated the sale of CBD on January 30, 2007, which generated cash proceeds of $45,000 (as well as a $5,000 note receivable and warrants as previously described). Additionally, the Company has tax refund receivables totaling $11,000 and is marketing for sale certain assets, including its printing and packaging plant in Bloomfield, New Jersey. The Company is no longer producing new inventory, so sales consist primarily selling of existing inventory. The Company expects its net sales to become nominal as existing inventory is sold off.

Transactions with Related Parties

Effective December 23, 2005, the Company sold substantially all of its franchising and licensing segment to International Franchise Corp. for cash consideration of $8,000. International Franchise Corp. is a company controlled by Mr. Aaron Serruya, a director of the Company and the senior executive who was responsible for the franchising division at the Company. Mr. Serruya resigned as executive vice president of the Company as a result of this transaction, but continues as a director. The sale transaction was reviewed and unanimously recommended to the board of directors of the Company by a committee of independent directors of the Company, and was unanimously approved by the board of directors of the Company.

International Franchise Corp. also entered into a management agreement on December 23, 2005 with Integrated Brands for transition services of $22 per month. At August 31, 2006, a receivable of $380 was due to Integrated Brands Inc. from International Franchise Corp.

In November 2006 Mr. Michael Serruya, currently the President, Chairman and Chief Executive Officer of the Company , through a holding company, purchased the debt outstanding under the Americana Credit Facility, which aggregated $21,408, from the lender. The holding company received a first lien security interest in the assets of Americana Foods. Additionally, through the holding company, Mr. Michael Serruya issued an irrevocable letter of credit with a face value of $5 million to secure the Corporate Credit Facility. The Company has agreed to reimburse Mr. Serruya for the letter of credit fee, as well as certain other expenses he incurred. In connection with these transactions, Mr. Serruya, through the holding company, received warrants to purchase 5,500,000 subordinate voting shares of the Company. The exercise price of each warrant is Cdn $0.50 and the warrants expire in November 2011. The warrants issued by the Company in connection with this transaction were valued at $1,764 USD (Cdn $1,980) using the Black-Scholes model and the following assumptions: 2.5 years expected life, no dividends, 67% volatility and 4.6% risk free rate, and will be expensed in the first quarter of Fiscal 2007.

Item 6 Directors, Senior Management and Employees

Item 6(A) Directors and Senior Management

The following table sets forth the name, age, municipality of residence, position held with the Corporation and principal occupation of each of the officers and directors of the Corporation as of August 31, 2007.

Each director holds office until the close of business of the annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation’s articles of association.

Age Positions with the Corporation Principal Occupation(1)

Michael Serruya 42 Chairman, President, Chief CEO of the Corporation

Thornhill,Ontario Executive Officer and Director

Aaron Serruya 41 Director President and Chief

Thornhill, Ontario Executive Officer,

International Franchise Corp.

Romeo DeGasperis(2)(3)(4) 40 Director Vice President, Con-Drain Company

Toronto, Ontario

Ronald W. Binns(2)(3)(4) 50 Director Chief Financial Officer-Nevada Capital

Corporation Ltd

Garry Macdonald(2)(3)(4) 60 Director President and Principal of Maccess

Management Inc.

Ken MacKenzie 51 Chief Financial Officer Officer of the Corporation

Markham, Ontario

(1) The employment history of the above-noted directors and officers is disclosed below.

(2) Member of Audit Committee.

(3) Member of Compensation Committee.

(4) Member of Corporate Governance Committee.

Michael Serruya -Chairman of the Board, President, Chief Executive Officer and Director of the Corporation. Mr. Michael Serruya is a co-founder of the Corporation and has been actively involved in its development since its inception in 1986. Mr. Michael Serruya has been a Director of the Corporation since 1994 when the Corporation first went public. Michael Serruya is the brother of Aaron Serruya.

Aaron Serruya - Director of the Corporation. Mr. Aaron Serruya is a co-founder of the Corporation and was actively involved in its development since its inception in 1986. Mr. Aaron Serruya has been President of International Franchise Corp. since December 2005. Mr. Aaron Serruya has been a Director of the Corporation since 1994 when the Corporation first went public. Mr. Serruya was Executive Vice-President of the Corporation and Secretary from 1994 until 2005. Aaron Serruya is the brother of Michael Serruya.

Romeo DeGasperis – Director of the Corporation. Mr. DeGasperis is Vice President of Con-Drain Company Limited, a family business in which he has worked for over 18 years. Mr. DeGasperis manages the operations and personnel of the company and is responsible for tendering new projects as well as all the networking and communications for the company. Mr. DeGasperis was a Director of the Corporation from 2000 to August 2006 and rejoined the Board in November 2006. He is a member of the audit committee, the compensation committee and the corporate governance committee.

Ronald W. Binns - Director of the Corporation. Mr. Binns is currently and has been, since 2002, the Chief Financial Officer of Nevada Capital Corporation Ltd. From 1989-2002, he served as the Chief Financial Officer of Franco-Nevada Mining Corporation Ltd. Mr. Binns became a Chartered Accountant with Coopers & Lybrand in 1984 and has lectured extensively for the British Columbia Institute of Chartered Accountants and “Big Four” accounting firms and is a director of GMP Capital Trust and Silk Road Resources Ltd. which are both traded on the Toronto Stock Exchange. Mr. Binns has been a member of the audit committee, compensation committee and the corporate governance committee since November 2006.

Garry Macdonald - Director of the Corporation. Mr. Macdonald is currently and has been, since 2002, the President and Principal of Maccess Management Inc., a private company providing strategic planning, business development and consultancy services. From 1998-2002, he served as President and Chief Executive Officer of Country Style Food Services, Inc. From 1989-1998, Mr. Macdonald was the President and Chief Executive Officer of the franchise operations division of Maple Leaf Foods. He has been a member of the audit committee, the compensation committee and the corporate governance committee since November 2006.

Ken MacKenzie - Chief Financial Officer of the Corporation. Mr. MacKenzie has been the Chief Financial Officer since April 2007. Prior to joining CoolBrands, Mr. MacKenzie was Chief Financial Officer at LOREX Technology, a public company trading on The Toronto Stock Exchange from December 2002 to July 2006.

The Corporation does not have an executive committee of its Board of Directors.

Item 6(B) Compensation

The aggregate amount of remuneration paid or accrued by the Company on a worldwide basis during the year ended August 31, 2006 as compensation to its Directors (who with the exception of Mr. DeGasperis, are no longer serving as Board members) and its executive officers named above (which excludes certain executive officers who are no longer with the Company but may be named in the table below) was $1,697,000.

The following table sets forth all compensation earned for the year ended August 31, 2006 by the Corporation’s Co-Chief Executive Officers, its Chief Financial Officer and the Corporation’s next three highest paid executive officers whose salary and bonus during the fiscal year ended August 31, 2006 was equal to or greater than $150,000. Amounts are in U.S. dollars, except for amounts related to Michael Serruya which are stated in Canadian dollars.

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus	Other Annual Compensation (1) ($)	Securities Under Options Granted (2) #	All Other Compensation (3) ($)

Michael Serruya(7)	2006	Cdn $420,000	-	-	-	-
Chairman, President
& Chief Executive
Officer

David J. Stein(6)	2006	533,077	-	-	-	2,250
President, Chief
Executive Officer

Gary P Stevens	2006	188,558	-	33,454	-	1,235
Chief Financial
Officer

Francis Orfanello	2006	435,577	-	-	100,000(4)	-
Executive Vice President

J. Leo Glynn(5)	2006	247,840	82,000	-	-	-
President, Eskimo
Pie Frozen
Distribution Inc.

Daniel Heschke	2006	240,000	-	177,627(7)	-	582
Chief Information
Officer

(1) These amounts also include the difference in value between the exercise price of options and the fair market value of the shares at the time of purchase, for options exercised in the fiscal years ended August 31, 2004, 2005 and 2006. Certain amounts are paid in U.S. dollars, and have been converted for purposes of the table presentation based upon $1.00 purchasing Cdn $1.1081, Cdn $1.2040 and Cdn $1.3166 at August 31, 2006, 2005 and 2004, respectively.

(2) Options to purchase subordinate voting shares granted pursuant to the Corporation’s stock option plan.

(3) These amounts represent the Corporation’s contribution to employee's 401K plans.

(4) Mr. Orfanello resigned in October 2006 and these options were forfeited in accordance with the provisions of the Company’s 2002 Stock Option Plan.

(5) Mr. Glynn resigned his position in June 2006 and 100,000 options were forfeited in accordance with the provisions of the Company’s 2002 Stock Option Plan.

(6) Integrated Brands, a wholly owned subsidiary of the Corporation, had an employment agreement with David J. Stein, which was amended in fiscal 2003. The amended agreement provides for an annual salary of $520,000 in calendar 2005, and an annual increase of $20,000 in each calendar year through 2013, and an annual salary of $700,000 in any calendar year after 2013.The contract also calls for annual bonuses at the discretion of the Board. No bonus was paid in 2006 under the employment agreement. The agreement provides that it may be terminated by Integrated Brands after December 31, 2013, with or without cause, on 90 days’ notice. In the event that the agreement is terminated by Integrated Brands after December 31, 2013 without cause, Integrated Brands must pay Mr. Stein a severance amount equal to 36 months salary at the annual rate of pay in effect as of the date of termination. The obligations of Integrated Brands under the agreement were guaranteed by the Corporation. In November 2006, Mr. Stein’s employment ceased.

(7) Represents payment for relocation expenses.

Compensation of Directors

Non-independent directors of the Corporation did not receive any fees or any other type of compensation in Fiscal 2006 for acting as such. Independent directors each received a $25,000 retainer and $2,000 for each board or committee meeting attended in person and $250 for each board or committee meeting attended via telephone. During Fiscal 2006, the independent directors were Mr. Robert E. Baker, Ms. Beth L. Bronner, Mr. Romeo DeGasperis, Mr. L. Joshua Sosland and Mr. William McManaman, as well as Mr. Arthur Waldbaum who retired from the board of directors at the 2006 annual meeting in February 2006. In respect of fiscal 2006, the Lead Director, Robert E. Baker received a retainer of $50,000. Directors also received a $5,000 retainer ($10,000 in the case of the Chair of each committee) for being a member of a committee. Each independent director also received 10,000 stock options during each of the fiscal years ended August 31, 2006 and 2005. The aggregate amount of remuneration paid by the Company on a worldwide basis during the years ended August 31, 2006 and 2005 as compensation to its Directors named above was $346,000 and $129,000, respectively. Each of the independent directors in place at August 31, 2006 resigned their positions on the Board on November 17, 2006 and were replaced on that date by three new independent directors, Mr. Romeo DeGasperis (who had previously been a director of the Corporation), Mr. Ronald Binns and Mr. Garry Macdonald. The three new independent directors have agreed, at this time, to serve the Board and the committees of the Board for no cash compensation. See also Item 6(A), “Directors and Senior Management.” During Fiscal 2006, the Board of Directors held 23 meetings, the Audit Committee held 10 meetings, the Compensation Committee held 12 meetings, and the Corporate Governance Committee held 3 meetings.

Option Grant Table

The following table sets forth information concerning the grant of stock options to purchase Subordinate Voting Shares to each of the Company’s officers and directors during the fiscal year ending August 31, 2006

				Market Value of
	Securities Under	% of Total Options		Securities Underlying
	Options Granted	Granted	Exercise or Base Price	Options on Date of Grant
Name	#	in Fiscal Year	(Cdn $/Security)	(Cdn $/Security)	Expiration Date
Romeo DeGasperis(1)	10,000	3.13%	2.85	2.85	February 27, 2016
William McManaman(3)	10,000	3.13%	2.85	2.85	February 27, 2016
Aaron Serruya(5)	10,000	3.13%	2.85	2.85	February 27, 2016
Robert Baker(3)	10,000	3.13%	2.85	2.85	February 27, 2016
Beth Bronner(3)	10,000	3.13%	2.85	2.85	February 27, 2016
Josh Sosland(3)	10,000	3.13%	2.85	2.85	February 27, 2016
Francis Orfanello	100,000	31.30%	2.84	2.84	January 11, 2016(4)

(1) Mr. DeGasperis resigned from the Board on August 6, 2006. He rejoined the Board on November 17, 2006. All of the vested stock options, including those reflected above, were forfeited in accordance with the 2002 stock option plan.

(2)Mr. McManaman was elected to the Board on February 27, 2006, replacing Mr. Arthur Waldbaum, who retired from the Board of Directors.

(3) Mr. Baker, Ms. Bronner, Mr. Sosland and Mr. McManaman resigned from the Board of Directors on November 17, 2006. All of their vested stock options, including those reflected above, were forfeited in accordance with the 2002 stock option plan.

(4) Mr. Orfanello resigned his position as Executive Vice-President on October 6, 2006. None of the options were vested and they were forfeited in accordance with the 2002 stock option plan.

(5) Mr. Aaron Serruya surrendered all of his vested options, including those reflected above, in November 2006.

Note – all of the above options in the above table were either forfeited or surrendered subsequent to August 31, 2006.

See Item 6(e) Share Ownership-Stock Option Plan- for a description of the Company’s stock option plans.

Item 6(C) Board Practices

Each director holds office until the close of business of the next annual meeting of shareholders of the Corporation unless his or her office is earlier vacated in accordance with the Corporation’s articles of continuance. Officers are appointed to serve at the discretion of the Board of Directors.

The Corporation has no director service contracts.

Board Representation Agreement

In connection with the acquisition on March 18, 1998 of Integrated Brands, by a wholly-owned subsidiary of the Corporation, Messrs. Richard E. Smith, David M. Smith and David J. Stein (“Integrated Brands Principal Shareholders” and Integrated Brands Inc., on the one hand, and the Corporation and The Serruya Family Trust, 1082272 Ontario Inc., Michael Serruya and Aaron Serruya (“CoolBrands Principal Shareholders”), on the other hand, entered into the Board Representation Agreement.

Each of the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders had agreed to vote against: (i) the sale of all or substantially all of the Corporation’s assets; (ii) a merger, consolidation or similar transaction involving the Corporation; or (iii) an amendment to the Memorandum of the Association and/or the Articles of Association of the Corporation which would adversely affect the rights of the Integrated Brands Principal Shareholders or the CoolBrands Principal Shareholders, unless the Integrated Brands Principal Shareholders and the CoolBrands Principal Shareholders agree in writing to vote for any such matters. See further discussion below in “Voting Agreement.:

Each of the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders agreed not to accept an offer to sell any voting securities at a price in excess of the market price of the voting securities on the date of such offer, except: (i) sales made on The Toronto Stock Exchange or any other regional or national exchange, outside or inside Canada, on which such securities are regularly traded; (ii) to another principal shareholder; or (iii) pursuant to an offer made proportionately and at the same price to all other shareholders of the Corporation.

The provisions of the Board Representation Agreement allowed for its termination: (i) by the CoolBrands Principal Shareholders in the event that the Integrated Brands Principal Shareholders were the beneficial owners, in the aggregate, of fewer than 750,000 voting securities (including voting securities issuable upon the conversion or exercise of convertible securities); and (ii) by the Integrated Brands Principal Shareholders, in the event the CoolBrands Principal Shareholders were the beneficial owners, in the aggregate, of fewer than 1,500,000 voting securities (including voting securities issuable upon the conversion or exercise of convertible securities).

This Board Representation Agreement was terminated upon the collapse of the dual class structure as discussed in Item 4(A), “History and Development” and in “Recent Developments of the Company”.

Voting Agreement

Notwithstanding the Board Representation Agreement, Aaron Serruya, Michael Serruya, David Smith and David Stein, and entities affiliated with them (collectively, the “Management MVS Holders”), each entered into the Voting Agreement with the Corporation pursuant to which they each agreed to vote all of the shares that they beneficially own or control in favor of the Continuance Resolution and in favor of the Share Capital Restructuring Resolution. On February 27, 2006, the shareholders of the Corporation passed a special resolution which resulted in the change of each Class A subordinate voting share (the “Subordinate Voting Shares”) and each Class B multiple voting share (the “Multiple Voting Shares”) into one common share. This change occured on May 31, 2007.. Upon the change to the Corporation’s dual class structure becoming effective, the Board Representation Agreement and the Trust Agreement terminated. Prior to termination, the parties had agreed that the Corporate Governance Committee will make all nominations for membership to the board of directors of the Corporation.

This Voting Agreement terminated upon the collapse of the dual class structure as discussed in Item 4(A), “History and Development” and in “Recent Developments of the Company”.

Committees

The Board and its committees (consisting of an Audit Committee, a Compensation Committee and Corporate Governance Committee) are available to consider the views of management and investors concerning their needs and decisions affecting the Company. The Company does not have an executive committee of its Board of Directors.

Audit Committee

The Board has adopted a charter for the Audit Committee to follow in carrying out its audit and financial review functions. The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Board has established definitions for “financial literacy” and has determined that all members of the Audit Committee are financially literate. During Fiscal 2006, the Audit Committee consisted of Romeo DeGasperis,Beth L. Bronner and William McManaman who was elected to the Board at the Fiscal 2006 annual meeting, and was appointed to the Audit Committee as its Chairman. Mr. DeGasperis resigned from the Board on August 6, 2006. Ms. Bronner and Mr. McManaman resigned from the Board on November 17, 2006. They were replaced on the Audit Committee by Mr. DeGasperis, who rejoined the Board, Mr. Ronald Binns, as Chairman of the Audit Committee, and Mr. Garry Macdonald.

Compensation Committee

During Fiscal 2006, the Compensation Committee was comprised of the following independent directors: L. Joshua Sosland (Chair) and Robert E. Baker. William McManaman who was elected at the 2006 Annual Meeting was appointed to replace Arthur Waldbaum as a member of the Compensation Committee. Messrs Sosland, Baker and McManaman resigned from the Board of Directors on November 17, 2006 and were replaced on the Compensation Committee by Messrs DeGasperis, Mr Binns and Mr. Macdonald.

The Compensation Committee’s primary function is to assist the Board of Directors in fulfilling its responsibilities by overseeing the Corporation’s compensation of senior officers and preparing an annual report on executive compensation for the Board of Directors and for inclusion in the Corporation’s annual proxy circular.

Specific responsibilities of the Compensation Committee include:

(1) in consultation with senior management of the Corporation, establishing the Corporation’s compensation policies and/or practices, seeking to ensure such policies and practices are designed to recognize and reward performance and establish a compensation framework which is industry competitive, and which results in the creation of shareholder value over the long-term;

(2) reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the performance of the Chie Executive Officer in light of these goals and objectives, and setting the Chief Executive Officer’s total compensation level based on this evaluation and other factors as the Committee deems appropriate and in the best interests of the Corporation;

(3) reviewing the evaluation of other senior officers’ performance and setting the compensation of these senior officers, based on their evaluations and other factors as the Committee deems appropriate and in the best interests of the Corporation;

(4) overseeing the Corporation’s incentive compensation plans and equity-based plans;

(5) reviewing and recommending to the Board of Directors the compensation of the members of the Board of Directors, including any annual retainer, committee membership fees, meeting fees, and other benefits conferred upon the directors; and

(6) reviewing the Compensation Committee’s charter and recommending to the Board of Directors changes to it, as considered appropriate from time to time.

Corporate Governance Committee

The Company’s Corporate Governance Committee has the general responsibility for developing the Company’s approach to governance issues. At present, Board approval is required for any transaction which is out of the ordinary course of business or could be considered to be “material” to the business of the Company. As a matter of practice, all significant decisions affecting the Company and its subsidiaries are approved by the Board of Directors prior to their implementation.

Item 6(D) Employees

As of August 31, 2004, CoolBrands had 1,305 full-time and part-time employees. As of August 31, 2005, CoolBrands had 1,361 full-time and part-time employees. As of August 31, 2006, CoolBrands had 1,033 employees.

Approximately 140 hourly employees at the CoolBrands Dairy facility in North Lawrence, New York are represented by the local Teamsters Union and are covered by a collective bargaining agreement, which expired in September 2006. The Company sold 100% of the issued and outstanding stock of CBD to an unaffiliated third party on January 30, 2007.

The following is a breakdown of employees by segment for the year ended August 31, 2006:

Frozen Dessert Segment 786

Yogurt Segment 178

Foodservice Segment 37

Dairy Components Segment 32

As of August 31, 2007, the Company has 2 employees.

Item 6(E) Share Ownership

The following table sets forth as of February 27, 2007, information with respect to officers and directors of the Company listed in 6(B) who are the direct or indirect beneficial owners of any class of the Company’s voting securities:

Amount Owned and

Identity of Nature of Beneficial Percent of

Title of Class Person or Group Ownership Class**

------------------ -------------------- -------------------------- ------------------

Subordinate Voting Shares The Estate of

and Multiple Voting Shares Richard E. Smith((13) 11,606,492shares(1) 18.85%

Subordinate Voting Shares David M. Smith(13) 11,606,492 shares(2) 18.85%

and Multiple Voting Shares

Subordinate Voting Shares David Stein(13) 11,606,492 shares(3) 18.85%

and Multiple Voting Shares

Subordinate Voting Shares Michael Serruya(13) 11,606,492 shares(4) 18.85%

and Multiple Voting Shares

Subordinate Voting Shares Aaron Serruya(13) 11,606,492 shares(5) 18.85%

and Multiple Voting Shares

Subordinate Voting Shares The Serruya Family Trust(13) 11,606,492shares 18.85%

and Multiple Voting Shares

Subordinate Voting Shares 1082272 Ontario, Inc.(6)(13) 11,606,492 shares(7) 18.85%

and Multiple Voting Shares

Subordinate Voting Shares Ronald W. Binns 500,000 shares *

Subordinate Voting Shares Romeo DeGasperis 6,700 shares *

Subordinate Voting Shares Gary P. Stevens 101,127 shares(8) *

Subordinate Voting Shares Timothy Timm 113,795 shares(9) *

Subordinate Voting Shares John LeSauvage 89,166 shares(10) *

Subordinated Voting Shares Daniel Hescke 66,667(11) *

----------------------------

* Less than 1%

** Based on 6,025,659 Multiple Voting Shares and 50,049,774 Subordinate Voting Shares outstanding as of February 27, 2007 and warrants held by each beneficial holder exercisable within 60 days.

(1) The Estate of Richard E. Smith beneficially owns 11,606,492 Subordinate Voting Shares, consisting of 8,300 Subordinate Voting Shares and 1,419,467 Multiple Voting Shares for an aggregate of 1,427,767 shares which are owned by it individually, and 10,178,725 Subordinate Voting Shares (including those shares convertible from Multiple Voting Shares) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders.

(2) Mr. Smith beneficially owns 11,606,492 Subordinate Voting Shares, consisting of 288,106 Multiple Voting Shares which are owned by him individually, and 11,318,389 Subordinate Voting Shares (including those shares convertible from Multiple Voting Shares) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders.

(3) Mr. Stein beneficially owns 11,606,492 Subordinate Voting Shares, consisting of 45,138 Multiple Voting Shares which are owned by him individually, and 11,561,354 Subordinate Voting Shares (including those shares convertible from Multiple Voting Shares) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders.

(4) Mr. Serruya beneficially owns 11,606,492 Subordinate Voting Shares, of which 56,000 Subordinate Voting Shares are owned by his retirement account, 5,500,000 represents warrants to purchase Subordinate Voting Shares which are immediately exercisable and 1,749,042 Subordinate Voting Shares (including those shares convertible from Multiple Voting Shares) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders. As part of the purchase of the debt outstanding under the Americana Credit Facility by 2118769, as defined below in footnote 12 to this table, and the grant of 5,500,000 warrants to Mr. Serruya, Mr. Serruya surrendered 599,275 vested stock options in November 2006.

(5) Mr. Serruya beneficially owns 11,606,492 Subordinate Voting Shares, of which 56,149 Subordinate Voting Shares are owned by his retirement account and 11,550,343 Subordinate Voting Shares (including those shares convertible from Multiple Voting Shares) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders. As part of the refinancing described in footnote 4 above, Mr. Serruya surrendered 609,275 vested stock options in November 2006.

(6) 1082272 Ontario Inc., a corporation organized under the laws of the Province of Ontario, Canada ("1082272"), of which The Serruya Family Trust (the "Trust") is the sole shareholder. The Trust was created and settled for the benefit of certain members of the Serruya family, including Mr. Michael Serruya, the Chairman, President and Chief Executive Officer of the Company and Mr. Aaron Serruya, a director of the Company.

(7) 1082272, of which The Serruya Family Trust is the sole shareholder, and the Serruya Family Trust, collectively, beneficially own 11,606,492 Subordinate Voting Shares of which 4,078,301 Multiple Voting Shares are owned by 1082272 Ontario, Inc. and 155,031 Multiple Voting Shares are owned by the Serruya Family Trust, each for the benefit of Michael Serruya and Aaron Serruya, and 7,373,160 Subordinate Voting Shares (including those shares convertible from Multiple Voting Shares) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders.

(8) Mr. Stevens owns 39,127 Subordinate Voting Shares and 62,000 options to purchase Subordinate Voting Shares exercisable within 60 days. Mr. Stevens also has 29,000 unvested options.

(9) Mr. Timm owns 47,128 Subordinate Voting Shares and 66,667 options to purchase Subordinate Voting Shares exercisable within 60 days. Mr. Timm also has 33,333 unvested options.

(10) Mr. LeSauvage owns 1,500 shares of Subordinate Voting Shares and 91,667 options to purchase Subordinate Voting Shares exercisable within 60 days. Mr. LeSauvage also has 40,333 unvested options.

(11) Mr. Hescke owns 66,667 options to purchase Subordinate Voting Shares exercisable within 60 days Mr. Heschke also has 33,333 unvested options..

(12) In connection with the repayment of the amounts outstanding under the Americana Credit Facility and the establishment of a $5 million letter of credit in favor of the lenders under the Corporate Credit Facility and entering into a forbearance agreement with and among the other senior lenders, 2118769 Ontario Inc (“2118769”), a company controlled by Michael Serruya, received warrants to purchase 5,500,000 Subordinated Voting Shares of the Company. The exercise price of each warrant is Cdn $0.50 and the warrants expire in November 2011. The warrants are considered beneficially owned by Mr. Serruya and are included in the beneficial shares controlled pursuant to the Voting Agreement and the Board Representation Agreement.

(13) Each of The Estate of Richard E. Smith, David M. Smith, David Stein, Michael Serruya, Aaron Serruya, The Serruya Family Trust and 1082272 Ontario, Inc (the Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders) are parties to a Voting Agreement and a Board Representation Agreement, which is discussed more fully in Item 6(C), Board Practices. In the aggregate, the Integrated Brand Shareholders and the CoolBrands Principal Shareholders beneficially own 18.85% of the issued and outstanding shares of the Corporation and for voting purposes, 59.4% of the voting stock.

The parties to the Board Representation Agreement constitute a "group" within the meaning of 13(d)(3) of the Exchange Act, pursuant to their execution of the Board Representation Agreement, and pursuant to such agreement the parties hold an aggregate of 99.3% of the Multiple Voting Shares.

In connection with the Corporation’s failure to meet the deadline of November 29, 2006, under Canadian securities regulation for the filing of its audited annual financial statements, related management’s discussion and analysis, and annual information form for the year ended August 31, 2006, the Corporation made an application to Canadian securities regulators for an order that trading in the Corporation’s securities by directors and officers cease until such time as the requisite filings have been made. On November 30, 2006, the Ontario Securities Commission (as principal regulator) issued a temporary order prohibiting Michael Serruya, David Stein, Aaron Serruya, Romeo DeGasperis, Robert Baker, Beth Bronner, Joshua Sosland, Gary Stevens, Timothy Timm, John LeSauvage, Craig Hettrich, Garry Macdonald, Ronald W. Binns, William McMananan, Thomas J. Lavan, Dan Heschke, Matthew Smith, David M. Smith and Francis Orfanello from trading in securities of the Corporation. That order remains in effect as of the date hereof. Additionally, because the Company was delinquent in meeting its deadine for filing its audited financial statements, related management’s discussion and analysis and annual information form for the year ended August 31, 2005, a similar order was imposed on the Company with respect to the officers and director of the Company in place at that time, for the period November 30, 2005 to December 13, 2005.

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

Item 7 Major Shareholders and Related Party Transactions

Item 7(A) Major Shareholders

The following table sets forth as of January 27, 2007, information with respect to shareholders of the Company that directly or indirectly beneficially own 5% or more of any class of the Company's voting securities:

Identity of

Title of Class Person or Group Amount Owned Percent of Class **

------------------------- -------------------- ------------------- --------------------

Subordinate Voting Shares Apex Capital, LLC 5,032,000 shares 8.97%

Subordinate Voting Shares Sanford J. Colen(1) 5,105,000 shares 9.10%

Subordinate Voting Shares The Estate of

and Multiple Voting Shares Richard E. Smith 11,606,492 shares(2) 18.85%

Subordinate Voting Shares David M. Smith 11,606,492 shares(3) 18.85%

and Multiple Voting Shares

Subordinate Voting Shares David J. Stein 11,606,492shares(4) 18.85%

and Multiple Voting Shares

Subordinate Voting Shares Michael Serruya 11,606,492 shares(5) 18.85%

and Multiple Voting Shares

Subordinate Voting Shares Aaron Serruya 11,606,492 shares(6) 18.85%

and Multiple Voting Shares

Subordinate Voting Shares The Serruya Family Trust 11,606,492 shares(8) 18.85%

and Multiple Voting Shares

Subordinate Voting Shares 1082272 Ontario, Inc.(7) 11,606,492 shares(8) 18.85%

and Multiple Voting Shares

Subordinated Voting Shares Seymour Schulich 6,000,000 shares 10.70%

** Based on 6,025,659 Multiple Voting Shares and 50,049,774 Subordinate Voting Shares outstanding as of February 27, 2007 and warrants held by each beneficial holder exercisable within 60 days.

(1) Sanford Colen is the controlling member of Apex Capital, LLC.

(2) The Estate of Richard E. Smith beneficially owns 11,606,492 shares of Class A Stock, consisting of 8,300 shares of Class A Stock and 1,419,467 shares of Class B Stock for an aggregate of 1,427,767 shares which are owned by it individually, and 10,178,725 shares of Class A Stock or warrants that are immediately convertible into Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders.

(3) Mr. Smith beneficially owns 11,606,492 shares of Class A Stock, consisting of 288,106 shares of Class B Stock which are owned by him individually, and 11,318,389 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders.

(4) Mr. Stein beneficially owns 11,606,492 shares of Class A Stock, consisting of 45,138 shares of Class B Stock which are owned by him individually, and 11,561,354 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders.

(5) Mr. Serruya beneficially owns 11,606,492 shares of Class A Stock, of which 56,000 shares of Class A Stock are owned by his retirement account, 5,500,000 represents warrants immediately exercisable, and 6,050,492 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders.

(6) Mr. Serruya beneficially owns 11,606,492 shares of Class A Stock, of which 56,149 shares of Class A Stock are owned by his retirement account and 11,550,343 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders.

(7) 1082272 Ontario Inc., a corporation organized under the laws of the Province of Ontario, Canada ("1082272"), of which The Serruya Family Trust (the "Trust") is the sole shareholder. The Trust was created and settled for the benefit of certain members of the Serruya family, including Mr. Michael Serruya, the Chairman, President and Chief Executive Officer of the Company and Mr. Aaron Serruya, a director of the Company.

(8) 1082272 Ontario, Inc., of which The Serruya Family Trust is the sole shareholder, and the Serruya Family Trust, collectively, beneficially own 11,606,492 shares of Class A Stock of which 4,078,301 shares of Class B Stock are owned by 1082272 Ontario, Inc. and 155,031 shares of Class B Stock are owned by the Serruya Family Trust, each for the benefit of Michael Serruya and Aaron Serruya and 7,373,160 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders.

(9) In connection with the repayment of the amounts outstanding under the Americana Credit Facility and the establishment of a $5 million letter of credit in favor of the lenders under the Corporate Credit Facility and entering into a forbearance agreement with and among the other senior lenders, 2118769 Ontario Inc (“2118769”), a company controlled by Michael Serruya, received warrants to purchase 5,500,000 subordinated voting shares of the Company. The exercise price of each warrant is Cdn $0.50 and the warrants expire in November 2011 Such shares are considered in the above amounts as beneficially owned by Mr. Serruya and subject to the Voting Agreement and Board Representation Agreement..

(10) Mr. Seymour Schulich owns 6,000,000 shares of Subordinate Voting shares, according to a report filed with the Canadian securities regulator on November 21, 2006.

(11) Each of The Estate of Richard E. Smith, David M. Smith, David Stein, Michael Serruya, Aaron Serruya, The Serruya Family Trust and 1082272 Ontario, Inc (the Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders) are parties to a Voting Agreement and a Board Representation Agreement, which is discussed more fully in Item 6©, Board Practices. In the aggregate, the Integrated Brand Shareholders and the CoolBrands Principal Shareholders beneficially own 18.85% of the issues and outstanding shares and for voting purposes, 59.4% of the voting stock.

The parties to the Board Representation Agreement constitute a "group" within the meaning of 13(d)(3) of the Exchange Act, pursuant to their execution of the Board Representation Agreement, and pursuant to the agreement the parties hold an aggregate of 99.3% of the Class B Stock

Each major shareholder of the Company holding Multiple Voting Shares is entitled to ten votes per share, whereas the holders of Subordinate Voting Shares are entitled to one vote per share. There are no disproportionate or weighted voting privileges.

As of February 27, 2007, approximately 85% of the outstanding Subordinate Voting Shares were held in Canada by approximately 89 holders and approximately 15% of the outstanding Subordinate Voting Shares were held in the United States by approximately 933 holders. The Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders own, in the aggregate 99.3% of the Multiple Voting Shares.

Item 7(B) Related Party Transactions

The only material transactions within the last three years in which a director, executive officer or principal shareholder of the Corporation or any associate or affiliate of the foregoing have had a material interest, direct or indirect, which has materially affected or will materially affect the Corporation are as follows:

(a) 701587 Ontario Ltd., a corporation whose sole shareholder is The Serruya Family Trust, a significant shareholder of the Corporation, routinely enters into leases with commercial landlords for the premises used by the Corporation's Canadian franchisees and sublets such premises to such franchisees. Yogen Fruz International Ltd. does not earn any fees or premium on such leases. Subsequent to the year ended August 31, 2005, the Corporation sold substantially all of its franchising division;

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

In October 2006, Americana Foods was advised by its lenders that because of continuing defaults, they would no longer lend to Americana Foods and demanded full and immediate repayment of all of amounts outstanding under the Americana Credit Facility, which aggregated approximately $21,830,000 and which was guaranteed by the Company. The Company, through certain of its subsidiaries, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code in the United States Bankruptcy Court, Northern District of Texas. As a result, Americana Foods ceased operations and an independent trustee was appointed to oversee the liquidation of the assets and liabilities of Americana Foods. In November, 2006, 2118769 Ontario, Inc. (“2118769”), a company controlled by Michael Serruya, currently the Chairman and CEO of the Company, purchased all of Americana Foods’ bank indebtedness, which aggregated $21,408,000, from the lender. 2118769 received a first lien security interest in the assets of Americana Foods. The Company remains the guarantor of the Americana debt. The independent trustee has sold or liquidated substantially all of the assets of Americana Foods and is completing his accounting. To the extent that the proceeds from the liquidation are not sufficient to pay Mr. Serruya’s company, the Company may be required to make a payment under its guarantee.

Additionally, the Company continued to be in default under its Corporate Credit Facility. In connection with the purchase of the indebtedness outstanding under the Americana Credit Facility, as described above, the Company and the lender (a “Senior Lender”) amended the Corporate Credit Facility (the “Amendment”) and agreed to reduce the maximum amount of the Corporate Credit Facility to $8,000,000, subject to a borrowing base. Mr. Serruya, through the holding company (also a “Senior Lender”), issued an irrevocable letter of credit with a face value of $5,000,000 in favor of the lender. The Senior Lenders and the Company also entered into a forbearance agreement which changed the maturity date of the Corporate Credit Facility from April 21, 2009 to May 17, 2007. The Amendment also required the Company to utilize proceeds from the sales of assets to reduce the indebtedness based upon a specified schedule. Mr. Serruya received, through the holding company, warrants to purchase 5,500,000 subordinate voting shares of the Company in connection with the acquisition of the senior indebtedness. The exercise price of each warrant is Cdn $0.50 and the term of the warrants is five years from the date of the grant. The warrants issued by the Company in connection with this transaction were valued at $1,764 USD (Cdn $1,980) using the Black-Scholes pricing model and the following assumptions: 2.5 years expected life, no dividends, 67% volatility and 4.6% risk free rate, and were expensed by the Company in the first quarter of Fiscal 2007. The Company completed the sale of the foodservice segment on January 24, 2007 and utilized a portion of the proceeds to pay off and terminate the Corporate Credit Facility.

No individual who was a director, executive officer or senior officer of the Company at any time during the fiscal year ended August 31, 2006, or any associate or affiliate thereof is indebted to the Company.

Item 7(C) Interest of Experts and Counsel

Not applicable.

Item 8 Financial Information

Item 8(A) Consolidated Statements and Other Financial Information.

See attached consolidated Financial Statements of the Company. See Item 17 below.

Export Sales

See "Business Overview."

Legal Proceedings

On September 12, 2006 a lawsuit was filed in the Supreme Court of the State of New York against the Corporation, Integrated Brands, CBA Foods LLC, CB Americana LLC, Gary P. Stevens, Brad Parks and Susan J. Smith as executrix of the will of Richard E. Smith by Americana Foods Corporation. Americana Foods Corporation, which owns a 49.9% interest in Americana Foods L.P., is seeking monetary damages, certain declaratory orders and injunctive relief based on an alleged erosion in the value of its investment. The Corporation is defending this claim.

On July 21, 2006 a lawsuit was filed in the Ontario Superior Court against the Corporation, David J. Stein, Michael Serruya, Richard E. Smith, David M. Smith and Gary P. Stevens by James and Maureen Richardson (the “Richardson’s”). BMO Nesbitt Burns and Fraser Chapman, the Richardson’s broker, were also named as defendants. The plaintiffs allege that their broker made unauthorized purchases on their behalf of an unspecified number of CoolBrands shares, and that the actions of their broker and CoolBrands and its directors contributed to their loss. The plaintiffs are seeking to have the defendants purchase all of the CoolBrands shares held in their portfolio as well as exemplary and punitive damages in the amount of $500,000. The Corporation is defending this claim.

The Company was served notice on March 12, 2007 by Godiva Chocolatier, Inc. and Godiva Brands, Inc. alleging that the Company has breached its license agreement and the licensor has filed a claim in the Supreme Court of the State of New York for damages of $14 million for breach of contract plus additional damages. The outcome and resolution of such claim is uncertain at this time.

See Item 8(B), Significant Changes, for a discussion of the Americana Foods litigation.

Dividends

The Corporation's constating documents provide that holders of Subordinate Voting Shares are entitled to receive such dividends as may be declared by the board of directors prior to the holders of the Multiple Voting Shares. However, the Corporation has not paid cash dividends on its common stock since its inception and it is not contemplated that any dividends will be paid on any shares of the Corporation in the immediate future, as it is anticipated that all available funds will used to support current operations and provide working capital. Any decision to pay dividends in the future will be made by the Corporation's board of directors on the basis of their determination on whether to try to rebuild the business or sell the remaining assets of the Corporation.

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

Litigation

In September 2006, Americana Foods Corporation (“AFC”), our 49.9% joint venture partner in Americana Foods, filed a complaint in the Supreme Court of the State of New York against the Company, IBI, CBA Foods, LLC, CB Americana and certain officers and directors of the Company and Americana Foods. The complaint alleges gross mismanagement of the business operations of Americana Foods and seeks to prevent the Company from selling control of the Company to a third party without paying AFC the financial return required by certain provisions of the American Limited Partnership Agreement, or sell any part of the foodservice segment without using the sales proceeds to repay the debt of Americana Foods. The Company has informed AFC that it does not believe that there are any amounts due AFC. The Company intends to vigorously defend against this complaint.

Discontinued Operations

During Fiscal 2006, the Company’s Board of Directors approved the decision to sell its Value America division, substantially of all its dairy components segment, Eskimo Pie Frozen Distribution, part of its frozen dessert segment, and CBD, its yogurt segment and we began actively marketing these businesses for sale.

On September 1, 2006, Eskimo Pie Corporation, a wholly owned subsidiary of the Company, entered into an asset purchase agreement with Denali New Berlin, LLC and Denali Ingredients, LLC to sell its Value America flavor and ingredients division, which comprised substantially all of the dairy components segment. The sale of assets was consummated September 14, 2006 for a price of $8,250,000 which exceeded the carrying value of the assets sold, of which $7,500,000 was paid in cash and $750,000 was placed in escrow subject to collection of certain accounts receivable. The Company classified the assets and liabilities of Value America as assets and liabilities of discontinued operations held for sale on the balance sheet as of August 31, 2006 and included the components of its operating results in net loss from discontinued operations on the statement of operations and the components of cash flows as net cash flows from discontinued operations for Fiscal 2006. Additionally, the Company classified the assets and liabilities of Value America as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31, 2005 and classified the components of operating results of Value America into net loss from discontinued operations and classified its cash flows as cash flows from discontinued operations for Fiscal 2005.

On November 14, 2006, the Company announced that its wholly owned subsidiary, Eskimo Frozen Distribution Inc (“EPFD”) had entered into a definitive agreement to sell substantially all of its direct store door (“DSD”) frozen distribution assets in Florida, California, Oregon and Washington for a net sales price of $4,400,000, which equaled the carrying value of the related assets acquired net of the liabilities assumed, to an unaffiliated third party. The transaction closed on November 17, 2006. The Company classified the assets and liabilities of EPFD as assets and liabilities of discontinued operations held for sale on the balance sheet as of August 31, 2006 and included the components of operating results of EPFD as net loss from discontinued operations on the consolidated statement of operations and its cash flows as cash flows from discontinued operations for Fiscal 2006. Additionally, the Company classified the assets and liabilities of EPFD as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31, 2005 and classified the components of operating results to net loss from discontinued operations on the consolidated statement of operations and classified the cash flows as cash flows from discontinued operations for Fiscal 2005.

On January 2, 2007, the Company entered into a definitive agreement to sell CBD, which includes the yogurt business acquired from Kraft Inc. in 2005, to an unaffiliated third party. The Company recorded a loss on impairment of $5,428,000 to adjust the carrying value of CBD’s net assets to approximate fair value based upon the definitive agreement. The Company classified CBD’s assets and liabilities as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31, 2006 and included the components of operating results in net loss from discontinued operations on the consolidated statement of operations and its cash flows as cash flows from discontinued operations for Fiscal 2006. Additionally, as of and for the year ended August 31, 2005, the Company has classified the assets and liabilities of CBD as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet and included the components of operating results of CBD in net loss from discontinued operations on the consolidated statement of operations and the cash flows of CBD as cash flows from discontinued operations.

Sale of foodservice

On January 24, 2007 the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer’s, an indirect subsidiary of Nestlé S.A., for a purchase price of approximately $18,925,000. The purchase price includes approximately $4,000,000 in inventory and accounts receivables. Dreyer’s will also assume related liabilities in the amount of approximately $1,000,000. The Company utilized a portion of the proceeds to payoff the Corporate Credit Facility.

Sale of frozen dessert operation

On March 30, 2007 the Company sold its frozen dessert operation in Norwalk, California to an unrelated third party for proceeds of approximately $4,600,000.

Restructuring of Debt

In October 2006, Americana Foods was advised by its lenders that because of continuing defaults, they would no longer lend to Americana Foods and demanded full and immediate repayment of all of amounts outstanding under the Americana Credit Facility, which aggregated approximately $21,830,000 and which was guaranteed by the Company. The Company, through certain of its subsidiaries, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code in the United States Bankruptcy Court, Northern District of Texas. As a result, Americana Foods ceased operations and an independent trustee was appointed to oversee the liquidation of the assets and liabilities of Americana Foods. In November, 2006, 2118769 Ontario, Inc. (“2118769”), a company controlled by Michael Serruya, currently the Chairman and CEO of the Company, purchased all of Americana Foods’ bank indebtedness, which aggregated $21,408,000, from the lender. 2118769 received a first lien security interest in the assets of Americana Foods. The Company remains the guarantor of the Americana debt. The independent trustee has sold or liquidated substantially all of the assets of Americana Foods and is completing his accounting. To the extent that the proceeds from the liquidation are not sufficient to pay Mr. Serruya’s company, the Company may be required to make a payment under its guarantee.

Additionally, the Company continued to be in default under its Corporate Credit Facility. In connection with the purchase of the indebtedness outstanding under the Americana Credit Facility, as described above, the Company and the lender (a “Senior Lender”) amended the Corporate Credit Facility (the “Amendment”) and agreed to reduce the maximum amount of the Corporate Credit Facility to $8,000,000, subject to a borrowing base. Mr. Serruya, through the holding company (also a “Senior Lender”), issued an irrevocable letter of credit with a face value of $5,000,000 in favor of the lender. The Senior Lenders and the Company also entered into a forbearance agreement which changed the maturity date of the Corporate Credit Facility from April 21, 2009 to May 17, 2007. The Amendment also required the Company to utilize proceeds from the sales of assets to reduce the indebtedness based upon a specified schedule. Mr. Serruya received, through the holding company, warrants to purchase 5,500,000 subordinate voting shares of the Company in connection with the acquisition of the senior indebtedness. The exercise price of each warrant is Cdn $0.50 and the term of the warrants is five years from the date of the grant. The warrants issued by the Company in connection with this transaction were valued at $1,764,000 USD (Cdn $1,980,000) using the Black-Scholes pricing model and the following assumptions: 2.5 years expected life, no dividends, 67% volatility and 4.6% risk free rate, and will be expensed by the Company in the first quarter of Fiscal 2007. The Company completed the sale of the foodservice segment on January 24, 2007 and utilized a portion of the proceeds to pay off and terminated the Corporate Credit Facility.

Item 9 The Offer and Listing

Item 9(A) (1) - (3)

Not applicable.

Item 9(A) (4) Information Regarding Stock Price History

The Subordinate Voting Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "COB.SV.A".

5 most recent financial years

Period	High (Cdn $)	Low (Cdn $)
Sept. 2005 – Aug, 2006........	3.18	0.62
Sept. 2004 - Aug. 2005 .......	10.25	2.55
Sept. 2003 - Aug. 2004 .......	27.00	8.75
Sept. 2002 - Aug. 2003 .......	18.54	4.25
Sept. 2001 - Aug. 2002 .......	8.15	1.60

.Each full financial quarter for the 2 most recent full financial years

Period	High (Cdn $)	Low (Cdn $)
Sept. 2005– Nov. 2005 ........	3.07	2.11
Dec. 2005 – Feb. 2006 ........	3.18	2.30
Mar. 2006 - May 2006.........	3.07	2.05
Jun. 2006 - Aug 2006 ..........	2.83	0.62

Sept. 2004 – Nov. 2004 .......	10.25	6.39
Dec. 2004 – Feb. 2005 ........	9.25	7.00
Mar. 2005 - May 2005 ........	9.69	3.91
Jun. 2005 – Aug. 2005 ........	4.75	2.55

Each month for the most recent six months

Period	High (Cdn $)	Low (Cdn $)
Jul. 2007	1.05	0.95
Jun. 2007	1.05	0.90
May 2007	1.04	0.85
Apr. 2007	1.17	0.99
Mar. 2007	1.25	0.69
Feb. 2007…………………..	1.25	1.15

Item 9(A)(5)-(7)

Not applicable.

Item 9(B) Plan of Distribution

Not applicable.

Item 9(C) Markets

Prior to May 31, 2007 the Corporation’s Subordinate Voting Shares were listed for trading on The Toronto Stock Exchange in Ontario, Canada under the symbol "COB.SV.A". The Multiple Voting Shares were not listed for trading but could have been converted into Subordinate Voting Shares on a share for share basis. On May 31, 2007, the Corporation completed a restructuring of its share capital and the Subordinate Voting Shares and the Multiple Voting Shares were converted into Common Shares on a share for share basis. The Common Shares trade on The Toronto Stock Exchange under the symbol “COB”.

Item 9(D) Selling Shareholders

Not applicable.

Item 9(E) Dilution

Not applicable.

Item 9(F) Expenses of the Issue

Not applicable.

Item 10 Additional Information

Item 10(A) Share Capital

Not applicable.

Item 10(B) Memorandum and Articles of Association

The Company was amalgamated under the laws of the Province of Ontario, Canada, pursuant to a certificate of amalgamation dated September 7, 1994. The Company was continued under the laws of the Province of Nova Scotia, Canada by its registration on March 18, 1998 with the office of the Registrar of Joint Stock Companies, Registry Number 3017246. On March 27, 2006, the Company was continued under the Canada Business Corporations Act.

Capital Stock

The Company’s articles of continuance authorize 200,000,000 of each of Class A Subordinate shares and Class B Multiple Voting no par value shares. Each share of Subordinate Voting Shares entitles the holder thereof to one vote at all meetings of the shareholders of the Company and each Multiple Voting Share entitles the holder thereof to ten votes at all meetings of the shareholders of the Company. The board of directors may from time-to-time declare and authorize payment of dividends. The Subordinate Voting Shares rank prior to the Multiple Voting Shares as to the payment of cash dividends. No dividends may be declared or paid on the Multiple Voting Shares in any fiscal year of the Company unless in such fiscal year dividends shall have been declared or paid on the Subordinate Voting Shares in an amount per share at least equal to or equivalent to the amount of the dividend per share proposed to be declared or paid on the Multiple Voting Share.

Each outstanding Subordinate Voting Share is convertible into one Multiple Voting Share at the option of the holder thereof upon certain offers to purchase Multiple Voting Shares as more particularly described in the Articles of Continuance of the Company. Each outstanding Multiple Voting Share is convertible into one Subordinate Voting Share at any time and from time to time at the option of the holder thereof.

Neither the holders of Multiple Voting Shares nor the holders of Subordinate Voting Shares may dissent in respect of any amendment referred to in any amendment to Section 176(a), (b) or (c) of the Canada Business Corporations Act.

Upon dissolution of the Company, the holders of Multiple Voting Shares and the holders of Subordinate Voting Shares are entitled to receive the remaining assets of the Company in equal amounts per share.

Subject to the Canada Business Corporations Act, the Company may, by special resolution of the shareholders; consolidate or subdivide its share capital; convert all or any of its paid-up shares into stock and reconvert such stock into paid –up shares of any denomination; exchange shares of one denomination for another; cancel shares which have not been taken or agreed to be taken by any person; convert any part of its issued or unissued share capital into preference shares redeemable or purchasable by the Company; or change or eliminate the par value of shares (other than preferred shares).

Subject to the Canada Business Corporations Act and any provisions attached to such shares, the Company may redeem, purchase or acquire any of its shares and the directors may determine the manner and terms for redeeming, purchasing or acquiring such shares and may provide a sinking fund on such terms as they think fit for the redemption, purchase or acquisition of shares of any class or series.

On February, 27, 2006 the shareholders of the Company passed a special resolution that resulted in the exchange of each Class A subordinate voting share and each Class B Multiple Voting share into one common share. The change occurred on May 31, 2007. Upon the change to the Company’s dual class structure becoming effective, the Board Representation Agreement and the Trust Agreement terminated.

There are no limitations on the rights to own securities; including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Canada Business Corporations Act or the Company’s Articles of Continuance.

Objects and Powers of the Company

The Company's Articles of Continuance do not contain any restrictions on the objects and purpose of the Company.

Borrowing Power of Directors

The directors on behalf of the Company may:

1. raise or borrow money for the purposes of the Company or any of then;

2. secure, the repayment of funds so raised or borrowed in such manner and upon such terms and conditions in all respects as they think fit, and in particular by the execution and delivery of mortgages of the Company's real or personal property, or by the issue of bonds, debentures or other securities of the Company secured by mortgage or other charge upon all or any part of the property of the Company, both present and future;

3. sign or endorse bills, notes, acceptance, cheques, contracts, and other evidence of or securities for funds borrowed or to be borrowed for the purposes aforesaid;

4. pledge debentures as security for loans; and

5.guarantee obligations of any person.

Director Compensation

The Company’s bylaws provide that the directors shall be paid such remuneration for their services as the Board of Directors may from time to time determine.

Interested Director Transactions

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose to the Corporation the nature and extent of his interest at the time and in the manner provided by the Canada Business Corporations Act . Such director may not vote on any resolution to approve the same except as provided by the Canada Business Corporations Act .

Shareholder Meetings

The Chairman or any two directors, the president and the chief executive officer have the power to call annual or special meetings of the shareholders. Annual or special meetings of the shareholders will be held on the date and at the time and place in Canada as the person(s) calling the meeting determine. Annual meetings are required to be held at least once in every calendar year, but in no event later than 15 months after the last annual meeting.

Notice of the time and place of a shareholders meeting must be given not less than 21 days nor more than 60 days before the day on which the meeting is to be held. Notice of a special meeting of shareholders must state the nature of the business to be transacted in sufficient detail to permit a shareholder to form a reasoned judgment thereon together with the text of any special resolution to be submitted at the meeting. No business may be transacted at any meeting of shareholders unless a quorum of not less than 10% of the shares entitled to vote at the meeting are present in person or represented by proxy.

There are no by-law provisions governing the ownership threshold above which stockholder ownership must be disclosed.

There are no provisions in either the Company’s Articles of incorporation or by-laws that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

There are no preemptive, conversion or exchange rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Item 10(C) Material Contracts

Transition Services Agreement dated as of March 27, 2005 between Kraft Foods Global, Inc. and the Corporation, whereby Kraft provides the Corporation with certain services to facilitate the Corporation's purchase of the Kraft yogurt business for the period of 12 to 18 months, depending upon the service. The cost of such services varies with the type of service provided and the totals approximately $1 million to $1.1 million per month. The Company sold 100% of the issued and outstanding stock of the Kraft yogurt business on January 30, 2007 to an unaffiliated third party.

Stock Purchase and Sale Agreement dated December 23, 2005 between International Franchise Corp. and CoolBrands and Integrated Brands, Inc., a wholly owned subsidiary, pursuant to which the Corporation sold substantially all of its franchising and licensing segment to International Franchise Corp. for cash consideration of $8,000,000.

Voting Agreement, dated December 13, 2005, among CoolBrands International Inc., Integrated Brands, Inc., the Serruya Family Trust, 1082272 Ontario Inc., the Estate of Richard Smith, David M. Smith, David J. Stein, Aaron Serruya and Michael Serruya. See "Voting Agreement" in Item 6(C).

Employment Agreement, dated July 1 1997, between Integrated Brands, Inc. and David J. Stein, as amended on July 1, 1997 and July 1, 2003. The amended agreement provides for an annual salary of $520,000 in calendar 2005, and provides for an annual $20,000 increase in each calendar year through 2013, and for an annual salary of $700,000 in any calendar year subsequent to 2013. The contract also provides for annual bonuses at the discretion of the Board. No bonus was paid in fiscal 2006 under the employment agreement. The agreement may be terminated after December 31, 2013, with or without cause, on 90 days' notice. In the event that the agreement is terminated by Integrated Brands after December 31, 2013 without cause, Integrated Brands must pay Mr. Stein a severance amount equal to 36 months salary at the annual rate in effect as of the date of termination. The obligations of Integrated Brands under the agreement are guaranteed by the Corporation.

Employment Agreement, dated April 1, 1999, between CoolBrands International, Inc. and Michael Serruya, as amended in 2004. The Corporation entered into a five-year employment agreement with Michael Serruya dated April 9, 1999, which was amended in fiscal 2004. The amended agreement provides for a base salary of Cdn $420,000 per annum, increasing by the rate of inflation annually on the anniversary of the employment agreement, and a bonus of up to Cdn $100,000 per year, paid on the anniversary of the employment agreement, determined as follows: (A) 50% of such bonus based on earnings of the Corporation; and (B) 50% of such bonus based on reasonable standards of personal performance and earnings performance of the Corporation. The employment agreement provides for a severance payment in the amount of Cdn $500,000 to be made to Mr. Serruya on the termination for any reason of the employment agreement or on the failure of the Corporation to renew the employment agreement upon the expiration of its term. In fiscal 2006, the base salary for Mr. Serruya was Cdn $420,000. No bonus was paid for in fiscal 2006 under the employment agreement.

Credit Agreement dated as of April 21, 2006 among, Integrated Brands Inc, Eskimo Pie Frozen Distribution, Inc., Eskimo Pie Corporation, CoolBrands Dairy, Inc., the Lenders thereto and JP Morgan Chase Bank, N.A., as Administrative Agent. (As previously defined, the “Corporate Credit Agreement”)

Credit Agreement dated as of April 21, 2006 among Americana Foods Limited Partnership., the Lenders thereto and JP Morgan Chase Bank, N.A., as Administrative Agent documenting the Americana Credit Facility as defined and described in Recent Developments.

Guarantee dated April 21, 2006 made by CoolBrands International Inc. in favor of the Lenders to the Credit Agreement dated April 21, 2006 among Americana Food Limited Partnership, the Lenders as party thereto and JP Morgan Chase Bank, N.A. as administrative agent whereby CoolBrands guaranteed unconditionally the obligation of Americana Foods Limited Partnership.

Asset Purchase Agreement dated as of September 1, 2006 among Eskimo Pie Corporation, Denali New Berlin, LLC and Denali Ingredients, LLC, pursuant to which the assets of Value America were sold and certain liabilities assumed for the purchase price of $8,250,000.

Asset Purchase Agreements, each dated November 13, 2006 between Eskimo Pie Frozen Distribution, Inc., and Southwest Traders, Inc, pursuant to which substantially all of its “direct store door” frozen distribution assets in Florida, California, Oregon and Washington to Southwest Traders, Inc. for net proceeds of approximately $4,400,000.

On November 17, 2006, 2118769 Ontario Inc. (previously defined as 2118769), a company controlled by Mr. Michael Serruya, the Chairman, President and Chief Executive Officer of the Corporation, entered into an agreement to acquire, at par, all of the indebtedness of the senior lenders under the Americana Credit Facility. In connection with this purchase, 2118769 also entered into a forbearance agreement with CoolBrands pursuant to which 2118769 agreed, for a period of 6 months, not to take any action to demand repayment of the indebtedness on account of existing defaults under the Americana Credit Facility. As part of this transaction, JPMorgan Chase Bank, N.A. (“JPMorgan”) and the other senior lenders agreed to continue to make available to the Corporation $8,000,000 under the Corporate Credit Facility (as defined below). Mr. Serruya, through 2118769, also established a $5,000,000 letter of credit in favour of the senior lenders as additional security for the $8,000,000 Corporate Credit Facility.

Forbearance Waiver and First Amendment to Credit Agreement between CoolBrands International Inc. and its subsidiaries, JPMorgan Chase Bank, N.A., 2118769 dated November 17, 2006 under which the parties agree to forbear from exercising their rights under law or equity with respect to the Corporate Credit Agreement until the maturity date and changes the maturity date from April 21, 2009 to May 17, 2007.

Intercreditor and Subordination Agreement dated as of November 17, 2006 by and among 2118769 Ontario, Inc, Michael Serruya, JP Morgan Chase Bank, N.A., as administrative agent to the Lenders as party to the Corporate Credit Facility and JP Morgan Chase Bank, N.A., as administrative agent to the Lenders as party to the Americana Credit Facility.

Forbearance, Waiver and Indemnification Agreement dated as of November 17, 2006 by and among CoolBrands International Inc., 2118769 Ontario Inc. and each of the guarantors on the signature pages thereto.

Asset Purchase Agreement dated January 23, 2007, between Integrated Brands, Inc., Eskimo Pie Corporation and Dreyer’s Grand Ice Cream, Inc. pursuant to which the Corporation sold their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business for a purchase price of approximately $18,925,000. The purchase price includes approximately $4,000,000 in inventory and accounts receivables. Dreyer’s also assumed related liabilities in the amount of approximately $1,000,000. Sugar Creek Foods, Inc, an indirect wholly owned subsidiary of CoolBrands has entered into a Co-Pack Agreement with Dreyer’s to manufacture soft-serve ice cream for a period of up to nine months.

Stock Purchase Agreement by and between Integrated Brands Inc., CoolBrands International Inc. and Lily Acquisition, LLC dated as of December 31, 2006.

Asset Purchase Agreements dated March 30, 2007, between Integrated Brands, Inc., CoolBrands Manufacturing Inc. and J &J Snack Foods Corp. pursuant to which the Corporation sold the operations and assets of Fruit A Freeze business, part of the Company’s frozen dessert business.

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

The following discussion is based on the current provisions of the Tax Act, the regulations thereunder and the Convention, and on the Company's understanding of the current published administrative practices of the Canada Revenue Agency (the "CRA"), and takes into account all specific proposals to amend the Tax Act or regulations publicly released by the Minister of Finance of Canada before the date hereof (the "Proposed Amendments"). Except as provided in the preceding sentence, this summary does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or other changes in administrative or assessing policies of the CRA, nor does it take into account tax legislation of countries other than Canada or any relevant provincial or territorial tax legislation or considerations.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER.

Dividends on Common Shares

Under the Tax Act, a U.S. Resident is generally subject to Canadian withholding tax at the rate of 25% on the gross amount of dividends paid or credited or deemed to have been paid or credited to such U.S. Resident on the Common stock. The Convention limits the rate to 15% of the gross amount of dividends if the U.S. Resident is the beneficial owner of the dividends. The rate of withholding tax is reduced to 5% of the gross amount of dividends if the U.S. Resident is a company that beneficially owns at least 10% of the voting stock of the Company. It should be noted that it is the position of the CRA that United States limited liability companies generally do not qualify as residents of the United States under the Convention. U.S. Residents should consult with their own tax advisors about the availability of any foreign tax credits.

The Convention generally exempts from Canadian withholding tax any dividends paid to a U.S. Resident that is a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if such U.S. Resident is exempt from income tax under the laws of the United States. Provided that certain administrative procedures are observed regarding registration of such organizations, the Company will not be required to withhold tax from dividends paid to such organizations. Qualifying organizations that fail to follow the required administrative procedures will have to file a claim for refund to recover any amounts withheld.

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

Disposition of Multiple Voting Shares

Capital gains realized on the disposition or deemed disposition of Multiple Voting Shares by a U.S. Resident will not be subject to taxation under the Tax Act unless such Multiple Voting Shares are "taxable Canadian property", as defined in the Tax Act, to such holder. Under the Tax Act, Multiple Voting Shares will be "taxable Canadian property" to a U.S. Resident and will, subject to the provisions of the Convention, be subject to Canadian income tax in respect of any capital gain realized on a disposition of Multiple Voting Shares as described in the following paragraph. The Convention provides an exemption from Canadian tax arising on the disposition of common stock by a U.S. Resident unless such shares form part of the business property of a permanent establishment in Canada or pertain to a fixed base in Canada of the U.S. Resident at any time in the 12-month period preceding the disposition, or unless the value of the shares of the Company is derived principally from real property situated in Canada. In the Company's opinion, the common stock as of the date hereof does not derive its value principally from real property situated in Canada. A U.S. Resident will be required to obtain a clearance certificate under section 116 of the Tax Act, with respect to any disposition of Multiple Voting Shares, failing which the purchaser may be entitled to withhold an amount equal to 25% of the consideration payable thereof to the purchaser and remit the same to the CRA.

A U.S. Resident's capital gain or capital loss from a disposition of common stock is the amount, if any, by which the proceeds of disposition less any reasonable costs of disposition exceed (or are exceeded) by the adjusted cost base of the common stock to the U.S. Resident at such time. Under the Tax Act, one-half of any capital gain realized upon the disposition will be included as a "taxable capital gain" in computing the U.S. Resident's income for Canadian income tax purposes and one-half of any such capital loss may be deducted from the U.S. Resident's taxable capital gains subject to the rules contained in the Tax Act.

Conversions of Multiple Voting Shares

A. U.S. Resident who converts Multiple Voting Shares into Subordinate Voting Shares will generally not realize a capital gain or sustain a capital loss upon such conversion.

Disposition of Subordinate Voting Shares

Capital gains realized on the disposition or deemed disposition of Subordinate Voting Shares by a U.S. Resident will not be subject to taxation under the Tax Act unless such Subordinate Voting Shares are "taxable Canadian property", as defined in the Tax Act, to such holder. Under the Tax Act, Subordinate Voting Shares will generally not constitute taxable Canadian property to such a holder unless, at any time during the five-year period immediately preceding the disposition or deemed disposition of the Subordinate Voting Shares, the holder, persons with whom the holder did not deal at arm's length, or any combination thereof owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of the Company. However, where a U.S. Resident acquires Subordinate Voting Shares upon a conversion of Multiple Voting Shares, such Subordinate Voting Shares will be deemed to be “taxable Canadian property” to such holder. Even if the Subordinate Voting Shares are "taxable Canadian property" to a U.S. Resident, the Convention may provide an exemption from Canadian tax, as discussed above under "Disposition of Multiple Voting Shares."

Item 10(F) Dividends and Paying Agents

Not applicable.

Item 10(G) Statement by Experts

Not applicable.

Item 10(H) Documents on Display

Any documents referenced herein may be inspected upon request at the Company's offices located at 210 Shields Court, Markham, Ontario, L3R 8V2.

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

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

In October 2006, Americana Foods was advised by its lenders that because of continuing defaults, they would no longer lend to Americana Foods and demanded full and immediate repayment of all of amounts outstanding under the American Credit Facility, which aggregated approximately $21,830,000 and which was guaranteed by the Company. The Company, through certain of its subsidiaries, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code in the United States Bankruptcy Court, Northern District of Texas. As a result, Americana Foods ceased operations and an independent trustee was appointed to oversee the liquidation of the assets and liabilities of Americana Foods. In November, 2006, 2118769 Ontario, Inc. (“2118769”), a company controlled by Michael Serruya, currently the Chairman and CEO of the Company, purchased all of Americana Foods’ bank indebtedness, which aggregated $21,408,000 from the lender. 2118769 received a first lien security interest in the assets of Americana Foods. The Company remains the guarantor of the Americana debt. The independent trustee has sold or liquidated substantially all of the assets of Americana Foods and is completing his accounting. To the extent that the proceeds from the liquidation are not sufficient to pay Mr. Serruya’s company, the Company may be required to make a payment under its guarantee.

Additionally, the Company continued to be in default under its Corporate Credit Facility (as defined in Recent Developments-2006). In connection with the purchase of the indebtedness outstanding under the Americana Credit Facility, as described above, the Company and the lender (a “Senior Lender”) amended the Corporate Credit Facility (the “Amendment”) and agreed to reduce the maximum amount of the Corporate Credit Facility to $8,000,000, subject to a borrowing base. Mr. Serruya, through the holding company (also a “Senior Lender”), issued an irrevocable letter of credit with a face value of $5,000,000 in favor of the lender. The Senior Lenders and the Company also entered into a forbearance agreement which changed the maturity date of the Corporate Credit Facility from April 21, 2009 to May 17, 2007. The Amendment also required the Company to utilize proceeds from the sales of assets to reduce the indebtedness based upon a specified schedule. Mr. Serruya received, through the holding company, warrants to purchase 5,500,000 subordinate voting shares of the Company in connection with the acquisition of the senior indebtedness. The exercise price of each warrant is Cdn $0.50 and the term of the warrants is five years from the date of the grant. The warrants issued by the Company in connection with this transaction were valued at $1,764,000 USD (Cdn $1,980,000) using the Black-Scholes pricing model and the following assumptions: 2.5 years expected life, no dividends, 67% volatility and 4.6% risk free rate, and were expensed by the Company in the first quarter of Fiscal 2007. The Company completed the sale of the foodservice segment on January 24, 2007 and utilized a portion of the proceeds to pay off and terminated the Corporate Credit Facility.

The Company is in default under its licensing agreement with Godiva Chocolatier, Inc. (“Godiva”) See “Legal Proceedings” for a discussion of Godiva’s claim.

In September 2006, Americana Foods Corporation (“AFC”), the Company’s 49.9% joint venture partner in Americana Foods, filed a complaint in the Supreme Court of the State of New York against the Company, IBI, CBA Foods, LLC, CB Americana and certain officers and directors of the Company and Americana Foods. The complaint alleges gross mismanagement of the business operations of Americana Foods and seeks to prevent the Company from selling control of the Company to a third party without paying AFC the financial return required by certain provisions of the Americana Limited Partnership Agreement, or sell any part of the foodservice segment without using the sales proceeds to repay the debt of Americana Foods. The Company has informed AFC that it does not believe that there are any amounts due AFC. The Company intends to vigorously defend itself against this complaint

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

On February 27, 1998, the Company's shareholders approved a reorganization of the Company whereby all shares of capital stock were converted at the shareholders' election, into either Subordinate Voting Shares or Multiple Voting Shares. Multiple Voting Shares had a preferential right to receive cash dividends when, as and if declared by the Board of Directors. Multiple Voting Shares could be converted at any time into an equivalent number of Subordinate Voting Shares. The Subordinate Voting Shares were entitled to one (1) vote per share and the Multiple Voting Shares were entitled to ten (10) votes per share. See the Company's Report on Form 6-K for the month of March 1998 previously filed with the Securities and Exchange Commission. On May 31, 2007, the Company completed a reorganization of its share capital wherein the holders of Subordinate Voting Shares and the holders of Multiple Voting Shares exchanged their shares into Common Shares on a one for one basis. See also the discussion of the Collapse of the Dual Class Structure in Item 4(A) "History and development of the Company."

Item 15 Controls and Procedures

The Company conducted an evaluation under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer, as of August 31, 2006, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports its files or submits under the Securities Exchange Act of 1934, as amended, is (a) recorded, processed, summarized and reported within the time periods specified by such act and associated rules and regulations and (b) accumulated and communicated to the Company's management including the Company's chief executive officer and chief financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that while the Company's chief executive officer and chief financial officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management's Annual Report on Internal Control over Financial Reporting:

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

During Fiscal 2006, management commenced an assessment and evaluation of the Company's systems of internal control over financial reporting. As part of the assessment and evaluation process, the Company engaged an outside consulting firm to perform documentation and Sarbanes Oxley compliance testing work over the Company’s internal controls over financial reporting. At each subsidiary, the consultant reviewed the following processes: Capital Spending and Maintenance, Financial Reporting, Inventory and Production, Information Technology, Payroll and Human Resources, Purchasing and Accounts Payable and Revenue and Accounts Receivable. Documentation of all relevant internal controls was completed but due to the financial difficulties of the Company's business segments and the sale and ultimate discontinuance of substantially all of the Company's operating segments, the Company had neither the resources nor the funds necessary to complete the testing of internal controls over financial reporting at all of its business segments. Even though the work was not completed, management was able to determine that there were significant deficiencies in financial reporting, accounts payable and accounts receivable and material weaknesses in inventory and information technology in the Company’s Integrated Brands subsidiary. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. There were material weaknesses in inventory control at Integrated Brands related to the fact that (a) inventory located at third party warehouses was not subject to periodic physical inventory counts; (b) inventory obsolescence records were not documented; (c) changes to inventory production schedules were not documented and (d) the inventory sub-ledger when reconciled to the general ledger showed large unresolved differences. There were information technology weaknesses at Integrated Brands related to (a) the lack of a development methodology for system maintenance; (b) the lack of an information security policy that details the organizations approach to information security; (c) the lack of an approach for performing security administration; (d) the need to define and document minimum password standards for the SAP and Epicor environments and (e) the lack of definition and implementation of reporting general system monitoring and alerts. Because management did not complete its assessment, there may be other material weaknesses that have not been uncovered.

The Company’s management designed the internal controls over financial reporting at the Company's various business segments. The testing of the internal controls at Americana Foods was only approximately 30% complete when the work was terminated. Further, with respect to CBD, the yogurt segment, the testing of the financial controls was only approximately 50% complete when the work was terminated. The testing of the financial controls at the Company's other business segments was substantially complete at the time the work was terminated.

The Company has undergone a significant downsizing and has disposed of or closed down substantially all of its businesses. Because of the sales of the dairy component segment, the yogurt segment, the foodservice segment and the frozen dessert segment, and the bankruptcy and closing of Americana Foods, the Company expects that its financial reporting will become less complicated.

As a result of the material weaknesses in inventory control and information technology revealed during management's evaluation of the Company's internal controls, management has concluded that the Company's internal controls over financial reporting at August 31, 2006 were not effective.

This annual report does not include full certifications by the Company’s Chief Executive Officer and Chief Financial Officer as required by Exhibits 12 and 13 of this report. Accordingly, this report does not fully comply with the requirements of Section 13(a) or 15(d) of the Securities Act of 1934

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Item 16 [Reserved]

Item 16(A) Audit Committee Financial Expert

The Registrant's board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Romeo DeGasperis and Ms. Beth L. Bronner were both determined to be audit committee financial experts. Mr. DeGasperis and Ms. Bronner were each independent, as that term is defined by the Nasdaq listing standards. The SEC has indicated that the designation of Mr. DeGasperis and Ms. Bronner as an audit committee financial expert did not make Mr. DeGasperis or Ms. Bronner an "expert" for any purpose, impose any duties, obligations or liability on any of Mr. DeGasperis or Ms. Bronner that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee. Mr. DeGasperis resigned from the Board on August 6, 2006 and Ms. Bronner resigned November 17, 2006. Mr. DeGasperis rejoined the Board and the audit committee on November 17, 2006 and Ronald W. Binns joined the Board and Audit Committee on that date as well. Mr. DeGasperis and Mr. Binns have both been determined to be audit committee financial experts and each are independent, as that term is defined by the Nasdaq listing standards. The SEC has indicated that the designation of Ms. Bronner, Mr. DeGasperis or Mr. Binns as an audit committee financial expert did not or does not make them an "expert" for any purpose, impose any duties, obligations or liability on any of Ms. Bronner, or Mr. DeGasperis or Mr. Binns that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

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

Item 16(C) Principal Accountant Fees and Services

BDO Seidman, LLP serves as the Registrant’s registered public accountants as of and for the year ended August 31, 2006. On May 15, 2007, BDO Seidman resigned as the Company’s principal accountant and PricewaterhouseCoopers were subsequently appointed as the Company’s auditors. BDO Dunwoody LLP, an affiliate of BDO Seidman, LLP, served as the Registrant's auditors as of and for the year ended August 31, 2005. Fees payable for the years ended August 31, 2006 and August 31, 2005 to BDO Seidman, LLP and its affiliates and BDO Dunwoody LLP and its affiliates were $587,067 and $468,550, respectively. Fees payable to BDO Seidman, LLP and BDO Dunwoody LLP in 2006 and 2005 are detailed below.

	Year Ended August 31, 2006	Year Ended August 31, 2005
Audit fees…………..	$450,000	$430,000
Audit-related fees….	111,096	27,750
Tax fees…………….	25,971	10,800
All other fees………	--	--

Total………………...	$587,067	$468,550

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

Tax Fees

Tax fees were paid for tax compliance. These services consisted of tax compliance including the preparation of original tax returns. The tax fees in each of 2006 and 2005 were payable to BDO Dunwoody LLP.

All Other Fees

No accountant's fees were paid for products and services other than the audit fees, audit-related fees and tax fees described above.

Pre-Approval Policies and Procedures

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence and has adopted a policy of pre-approving all of the provision of these services. For the year ended August 31, 2006, all of the services described above were approved by the Audit Committee.

Approximately 90% of the hours expended on the principal accountant's engagement to audit the Registrant's financial statements for the fiscal year ended August 31, 2005 were attributed to work performed by BDO Seidman, LLP, as previously described, an affiliate of BDO Dunwoody LLP, which was the Registrants auditor for the fiscal year ended August 31, 2005.

Item 16(D) Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16(E) Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 17 Financial Statements

The following financial statements are filed as part of the annual report:

Report of Independent Registered Public Accounting Firm F-2

Report of Auditors F-3

Consolidated Balance Sheets as of August 31, 2006 and 2005 F-4

Consolidated Statements of Operations for the years ended

August 31, 2006, 2005, and 2004 F-6

Consolidated Statements of Shareholders' Equity for the

years ended August 31, 2006, 2005, and 2004 F-7

Consolidated Statements of Cash Flow for the years ended

August 31, 2006, 2005, and 2004 F-8

Notes to Consolidated Financial Statements F-9

Item 18 Financial Statements

Not applicable. Financial Statements are provided under Item 17.

Item 19 Exhibits

1.1 Agreement and Plan of Merger, dated October 13, 1997, among the Company, Merger Sub and Integrated Brands, as amended.(1)

1.2 Articles of Continuance of the Company (2)

3.1 Board Representation Agreement dated October 13, 1997, among the Company, The Integrated Principal Integrated Brands Shareholders and CoolBrands Principal Integrated Brands Shareholders, as amended and restated.(3)

3.2 Amendment No. 1 to the Board of Representation Agreement dated January 12, 2001. (3)

3.3 Trust Agreement, dated March 18, 1998 by and among Richard E. Smith, David Smith, David Stein, Michael Serruya, Aaron Serruya, 1082272 Ontario Inc., The Serruya Family Trust, Yogen Fruz World-Wide Incorporated and The Chase Manhattan Bank.(3)

4.1 Merger Agreement by and among Eskimo Pie Corporation, CoolBrands International Inc. and EP Acquisition Corp. dated May 3, 2000, as amended June 3, 2000.(4)

4.2 Transition Services Agreement dated March 27, 2005 between Kraft Foods Global, Inc. and CoolBrands Global, Inc. (3)

4.3 Stock Purchase and Sale Agreement between International Franchise Corp., CoolBrands International Inc. and Integrated Brands, Inc. dated December 23, 2005.(5)

4.4 Voting Agreement, dated December 13, 2005, among CoolBrands International Inc., Integrated Brands, Inc., the Serruya Family Trust, 1082272 Ontario Inc., the Estate of Richard Smith, David M. Smith, David J. Stein, Aaron Serruya and Michael Serruya.(6)

4.5 Employment Agreement, dated July 1, 1997, between Integrated Brands, Inc. and David J. Stein, as amended by Amendment No. 1 dated July 1, 1997 and Amendment No. 2 dated July 1, 2003. (6)

4.6 Employment Agreement, dated April 1, 1999, between CoolBrands International, Inc. and Michael Serruya. (6)

4.7 Amendment No. 1 to the Employment Agreement of Michael Serruya, dated October 24, 2003.

4.8 Credit Agreement dated as of April 21, 2006 among, Integrated Brands Inc., Eskimo Pie Frozen Distribution, Inc., Eskimo Pie Corporation, CoolBrands Dairy, Inc., the Lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent. (7)

4.9 Credit Agreement dated as of April 21, 2006 among Americana Foods Limited Partnership, the Lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent. (7)

4.10 Asset Purchase Agreement dated as of September 1, 2006 among Eskimo Pie Corporation, Denali New Berlin, LLC and Denali Ingredients, LLC. (8)

4.11 Asset Purchase Agreement dated November 16, 2006 between Eskimo Pie Frozen Distribution, Inc., and Southwest Traders, Inc. – Florida (11)

4.12 Asset Purchase Agreement dated November 16, 2006 between Eskimo Pie Frozen Distribution, Inc. and Southwest Traders, Inc. – West Coast. (11)

4.13 – 4.15 Not used

4.16 Intercreditor and Subordination Agreement dated as of November 17, 2006 by and among 211876 Ontario Inc., Michael Serruya, JPMorgan Chase Bank, N.A., as administrative agent to the lenders a party to the Integrated Credit Agreement and JPMorgan Chase Bank, N.A., as administrative agent to the lenders a part to the Americana Credit Agreement. (11)

4.17 Amended and Restated Intercreditor and Subordination Agreement dated as of November 17, 2006 by and between JPMorgan Chase Bank, N.A., as administrative agent for itself and the other lenders a party to the Integrated Credit Agreement and JPMorgan Chase Bank, N.A., as administrative agent to the other lenders a party to the Americana Credit Agreement.(11)

4.18 Forbearance, Waiver and Indemnification dated as of November 17, 2006 by and among CoolBrands International Inc., 2118769 Ontario Inc. and each of the guarantors on the signature pages thereto. (11)

4.19 Forbearance Waiver and First Amendment to Credit Agreement dated November 17, 2006 by and among CoolBrands International Inc., Integrated Brands Inc., Eskimo Pie Frozen Distribution, Inc., Eskimo Pie Corporation, CoolBrands Dairy, Inc., JPMorgan Chase Bank, N.A., as administrative agent. (11)

4.20 Guarantee dated April 21, 2006 made by CoolBrands International inc. in favor or the lenders to the Credit Agreement dated April 21, 2006 among Americana foods limited partnership, the lenders a party thereto and JPMorgan Chase Bank, N.A., as administrative agent.(7)

4.21 Warrant dated November 25, 2006 issued by CoolBrands International Inc. to Michael Serruya. (11)

4.22 Asset Purchase Agreement dated January 23, 2007, between Integrated Brands, Inc., Eskimo Pie Corporation and Dreyer’s Grand Ice Cream, Inc.(9)

4.23 Stock Purchase Agreement by and between Integrated Brands Inc., CoolBrands International Inc. and Lily Acquisition, LLC dated as of December 31, 2006.(10)

4.24 Asset Purchase Agreement dated March 30, 2007, between CoolBrands Manufacturing Inc. and J&J Snack Foods Corp..(11)

4.25 Asset Purchase Agreement dated March 30, 2007, between Integrated Brands, Inc. and J&J Snack Foods Corp..(11)

11.1 Code of Business Ethics. (3)

12.1 Exchange Act Rule 13a-14(a)/15(d)-14(a) Certification of Michael Serruya, Chief Executive Officer. (11)

12.2 Exchange Act Rule 13a-14(a)/15(d)-14(a) Certification of Ken J. MacKenzie, Chief Financial Officer. (11)

13.1 18 U.S.C. Section 1350 Joint Certification of Michael Serruya, Chief Executive Officer, and Ken J. MacKenzie, Chief Financial Officer.(11)

15.1 Consent of BDO Dunwoody LLP, Independent Auditors. (11)

15.2 Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm. (11)

----------

(1) Incorporated by reference to the corresponding exhibit filed with the Company's Registration Statement on Form F-4 (no. 333-8078) and amendments thereto, as previously filed with the Securities and Exchange Commission on February 19, 1998.

(2) Incorporated by reference to the corresponding exhibit filed with the Company's Registration Statement on Form 6-K (no. 000-27476) and amendments thereto, as previously filed with the Securities and Exchange Commission on April 3, 2006.

(3) Incorporated by reference to the corresponding exhibit filed with the Corporation's report on Form 6-K (no. 000-27476), previously filed with the Securities and Exchange Commission on December 2, 2005.

(4) Incorporated by reference to the corresponding exhibit filed with the Company's report of the fiscal year ended August 31, 2000 on Form 20-F (no. 000-27476), as previously filed with the Securities and Exchange Commission on March 15, 2001.

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

(7) Incorporated by reference to the corresponding exhibit filed with the Corporation's report on Form 6-K (no. 000-27476), previously filed with the Securities and Exchange Commission on May 3, 2006.

(8) Incorporated by reference to the corresponding exhibit filed with the Corporation's report on Form 6-K (no. 000-27476), previously filed with the Securities and Exchange Commission on September 13, 2006.

(9) Incorporated by reference to the corresponding exhibit filed with the Corporation's report on Form 6-K (no. 000-27476), previously filed with the Securities and Exchange Commission on February 5, 2007.

(10) Incorporated by reference to the corresponding exhibit filed with the Corporation's report on Form 6-K (no. 000-27476), previously filed with the Securities and Exchange Commission on January 16, 2007.

(11) Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COOLBRANDS INTERNATIONAL INC.

(Registrant)

By: “Michael Serruya”

-------------------------

Name: Michael Serruya

Title: President and CEO

Date: August 31, 2007

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm F-2

Report of Auditors F-3

Consolidated Balance Sheets as of August 31, 2006 and 2005 F-4

Consolidated Statements of Operations for the years ended

August 31, 2006, 2005, and 2004 F-6

Consolidated Statements of Shareholders' Equity for the

years ended August 31, 2006, 2005, and 2004 F-7

Consolidated Statements of Cash Flow for the years ended

August 31, 2006, 2005, and 2004 F-8

Notes to Consolidated Financial Statements F-9

AUDITORS’ REPORT

To the Shareholders of CoolBrands International Inc.:

We have audited the consolidated balance sheets of CoolBrands International Inc. as at August 31, 2005 and the consolidated statements of operations, shareholders’ equity, and cash flows for the years ended August 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and the results of its operations, and its cash flows for the years ended August 31, 2005 and 2004 in accordance with United States generally accepted accounting principles.

"BDO Dunwoody, LLP"

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

December 9, 2005 (except for Note 17, which is as of December 23, 2005)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CoolBrands International Inc.:

We have audited the accompanying consolidated balance sheet of CoolBrands International Inc. as of August 31, 2006 and the consolidated statements of operations, shareholders’ equity, and cash flow for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not required to, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CoolBrands International, Inc., and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The consolidated balance sheet as of August 31, 2005 and the statements of operations, of changes in stockholders equity, of cash flows of CoolBrands International, Inc. for the years ended August 31, 2005 and August 31, 2004, were audited by other auditors. As described in Note 5, the Company sold or entered into agreements to sell certain of it divisions and therefore needed to report as discontinued operations. The related amounts in the 2005 and 2004 financial statements have been restated to conform to the 2006 presentation of discontinued operations. We audited the adjustments that were applied to restate the disclosures for discontinued operations reflected in the 2005 and 2004 financial statements. Our procedures included ( a ) agreeing the adjusted amounts to the Company’s underlying records obtained from management, and ( b ) testing the mathematical accuracy of the reconciliations to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2005 or 2004 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 and 2004 financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and subsequent discontinuation of many of it key operations which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"BDO Seidman, LLP"

BDO Seidman, LLP

Melville, New York

January 26, 2007 (except for Note 22, which is as of August 31, 2007)

Consolidated Balance Sheets as at August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts expressed in thousands of dollars)

	2006	2005

Assets
Current Assets:

Cash	$ 393	$ 24,062
Investments	-	7,500
Restricted cash	-	10,000
Receivables, net	12,780	22,833
Receivables – affiliates	-	1,780
Inventories	9,131	29,918
Current assets of discontinued operations held for sale	38,142	52,719
Income taxes recoverable	11,000	9,767
Prepaid expenses	819	1,490
Deferred income taxes, net of valuation allowance	-	5,148

Total current assets	72,265	165,217

Non-current assets of discontinued operations held for sale	51,927	64,453

Deferred income taxes, net of valuation allowance	-	14,799

Property, plant and equipment	23,051	31,976

Intangible and other assets	1,515	5,857

Goodwill	11,790	15,543

	$160,548	$297,845

Approved by the Board,

“Michael Serruya” “Ronald W. Binns”

_________________, Director _________________, Director

Consolidated Balance Sheets as at August 31, 2006 and 2005

_________________________________________________________________________________________

(Amounts expressed in thousands of dollars)

	2006	2005
Liabilities and Shareholders’ Equity

Current Liabilities:
Notes payable in default	$ 10,077	$ -
Notes payable of majority owned subsidiary in default	23,501	-
Accounts payable	20,462	28,198
Accrued liabilities	14,900	21,106
Payables – affiliates	-	620
Income taxes payable	140	-
Deferred income taxes, net of valuation allowance	-	93
Current liabilities of discontinued operations held for sale	22,890	34,009
Short term borrowings	-	34,553
Current maturities of long-term debt	-	18,161
Other liabilities	4,287	-

Total current liabilities	96,257	136,740

Other liabilities	-	2,442
Non-current liabilities of discontinued operations held for sale	825	684
Long-term debt, including obligations under capital leases	348	8,248
Deferred income taxes	2,000	6,140

Total liabilities	99,430	154,254

Minority interest	-	5,185

Commitments and contingencies

Shareholders’ Equity:
Capital stock	97,804	97,578
Additional paid-in capital	38,812	46,376
Accumulated other comprehensive losses	(1,464)	(1,696)
Accumulated deficit	(74,034)	(3,852)

Total shareholders’ equity	61,118	138,406

	$160,548	$297,845

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations for the years ended August 31, 2006, 2005 and 2004 _________________________________________________________________________________________

(Amounts expressed in thousands of dollars)

	2006	2006 Pro Forma (See Notes 3 and 13) (Unaudited)	2005	2004
Net revenues:

Net sales	$ 96,936	$ 46,191	$142,873	$275,394
Other income	2,412	2,267	6,837	5,342

Total net revenues	99,348	48,458	149,710	280,736

Cost of goods sold	110,718	49,424	142,181	176,929
Selling, general and administrative expenses	40,101	34,527	37,530	71,516
Interest expense	2,000	401	1,687	1,491
Asset impairment	21,289	10,139	51,141
(Gain) loss on sale of building	-	-	(3,515)

(Loss) income from continuing operations before income taxes and minority interest	(74,760)	(46,033)	(79,314)	30,800

Minority interest	5,185	-	2,700	958

(Loss) income from continuing operations before income taxes	(69,575)	(46,033)	(76,614)	31,758

(Recovery of) Provision for income taxes:

Current	(11,100)	(11,100)	(8,439)	26,767
Deferred	5,145	5,145	841	(15,334)
	(5,955)	(5,955)	(7,598)	11,433
Net (loss) income from continuing operations	(63,620)	(40,078)	(69,016)	20,325

Discontinued operations:
(Loss) income from operations of discontinued operations	(6,972)	(6,972)	(5,054)	3,187
Gain on sale of franchising segment	410	410
Loss generated by majority owned subsidiary, net of minority interest	-	(23,542)	-

Net (loss) income from discontinued operations	(6,562)	(30,104)	(5,054)	3,187

Net (loss) income	$(70,182)	$(70,182)	$(74,070)	23,512
Per share data:

(Loss) earnings per share (basic and diluted):
Continuing operations	$(1.13)	$(0.71)	$(1.23)	$0.37
Discontinued operations	(0.12)	(0.54)	(0.09)	0.05
	$(1.25)	$(1.25)	$(1.32)	$0.42
Weighted average shares outstanding:
Shares used in per share calculation – basic	56,047	56,047	55,924	55,441
Shares used in per share calculation - diluted	56,047	56,047	55,924	56,329

See accompanying notes to consolidated financial statements

Consolidated Statements of Shareholders’ Equity for the years ended August 31, 2006, 2005 and 2004

_________________________________________________________________________________________

(Amounts expressed in thousands of dollars)

	Capital stock	Additional paid-in capital	Accumulated other comprehensive (losses)	Retained earnings (accumulated deficit)	Total Shareholders’ equity
Balance at September 1, 2003	$85,199	$1,649	$(840)	$ 46,706	$132,714
Comprehensive earnings:
Net earnings				23,512
Other comprehensive losses, net of income taxes:
Currency translation adjustment			(256)
Total comprehensive loss					23,256
Issuance of shares for stock options exercised	11,779				11,779
Issuance of shares for warrants exercised	507				507
Tax benefit relating to exercise of non-qualified stock options		11,862			11,862
Stock-based compensation expense		30,983			30,983
Balance at August 31, 2004	97,485	44,494	(1,096)	70,218	211,101
Comprehensive losses:
Net loss				(74,070)
Other comprehensive losses, net of income taxes:
Currency translation adjustment			(600)
Total comprehensive loss					(74,670)
Issuance of shares for stock options exercised	93	(36)			57
Stock-based compensation expense		1,918			1,918
Balance at August 31, 2005	97,578	46,376	(1,696)	(3,852)	138,406
Compressive losses:
Net loss				(70,182)
Other comprehensive gain, net of income taxes:
Currency translation adjustment			232
Total comprehensive loss					(69,950)
Issuance of shares for stock options exercised	226	(87)			139
Stock-based compensation expense		443			443
Reversal of deferred tax asset set up in connection with stock-based compensation expense		(7,920)			(7,920)
Balance at August 31, 2006	$97,804	$38,812	$(1,464)	$(74,034)	$61,118

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows for the years ended August 31, 2006, 2005 and 2004

(Amounts expressed in thousands of dollars)

	2006	2005	2004
Cash and short-term investments provided by (used in):
Operating activities:
Net loss	$(70,182)	$(74,070)	$23,512
Adjustments to reconcile net loss to net cash flows from operating activities
Depreciation and amortization	5,026	4,466	6,210
Asset impairment	21,289	51,141	-
Stock-based compensation expense	443	1,918	30,983
Deferred income taxes	5,145	493	(15,314)
(Gain) loss on sale of building and other assets	-	(3,634)	-
Minority interest	(5,185)	(2,696)	(954)
Net (loss) income from discontinued operations	6,972	5,054	(3,187)
Gain on sale of franchising segment	(410)	-	-
Cash effect of changes from continuing operations
Receivables	9,304	22,487	(6,960)
Receivables – affiliates	1,569	1,831	(1,315)
Allowance for doubtful accounts	(537)	(110)	126
Inventories	15,037	6,261	(1,544)
Prepaid expenses	676	(2,000)	6,290
Income taxes recoverable	(1,046)	(9,767)	-
Accounts payable	(7,736)	10,848	2,890
Payables – affiliates	(620)	(230)	277
Accrued liabilities	(4,753)	1,665	(5,636)
Income taxes payable	-	(5,240)	7,194
Other assets	1,022	(559)	53
Other liabilities	694	124	(275)
Cash (used in) provided by operating activities	(23,292)	7,982	42,350
Investing activities:
Purchase of property, plant and equipment	(1,416)	(13,500)	(12,977)
Purchase of license agreements and other intangibles		(26)	(376)
Proceeds from sale of building	-	5,434	-
Decrease(increase) in restricted cash	10,000	(10,000)	-
Purchase of investments	-	(2,500)	(33,050)
Redemption of investments	7,500	23,050	5,000
Decrease (increase) in notes receivable	15	(36)	23
Cash provided by investing activities	16,099	2,422	(41,380)
Financing activities:
Change in revolving line of credit, secured	-	2,661	1,514
Proceeds from notes payable in default	10,077	-	-
Proceeds from notes payable of majority owned subsidiary, in default	23,918	-	-
Repayment of notes payable of majority owned subsidiary, in default	(417)	-	-
Proceeds from short term borrowings	-	44,553	-
Capital contributions from minority interest	-	-	8,907
Return of capital contributions to minority interest	-	-	(2,000)
Proceeds from issuance of Class A and B shares	139	57	12,286
Repayment of short term borrowings	(34,553)	(10,000)	-
Repayment of long-term debt	(26,409)	(3,785)	(5,781)
Cash (used in) provided by financing activities	(27,245)	33,486	14,926
Decrease (increase) in cash flows due to changes in foreign exchange rates	230	(695)	(2,412)
Cash flows provided by (used in) from discontinued operations:
Net loss from discontinued operations	(6,972)	(5,054)	3,187
Operating	8,937	8,311	(1,768)
Investing	8,574	(58,445)	(386)
Financing	-	(222)	-
Cash provided by (used in) discontinued operations	10,539	(55,410)	1,033
(Decrease) in cash and cash equivalents	(23,669)	(12,215)	14,517
Cash and cash equivalents – beginning of year	24,062	36,277	21,760
Cash and cash equivalents – end of year	$ 393	$ 24,062	$36,277

See accompanying notes to consolidated financial statements.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

______________________________________________________________________________

(Amounts are expressed in thousands of dollars)

Note 1. Description of business and summary of significant accounting policies

In the year ended August 31, 2006 (“Fiscal 2006”), the Company incurred a net loss of $(70,182), of which $(63,620) was from continuing operations and $(6,562) was from discontinued operations.

In the first quarter of the year ended August 31, 2006 (“Fiscal 2006”), the decision was made to sell certain businesses to generate liquidity. In December 2005, the Company sold certain assets relating to its franchising business for proceeds totaling $8,000 to a company controlled by Aaron Serruya, a former officer of the Company, who is a director and the brother of Michael Serruya, the Chairman and Chief Executive Officer of the Company.

On April 21, 2006, the Company refinanced its then remaining debt by obtaining the following:

1. a $48,000 senior secured revolving credit facility (the “Corporate Credit Facility”); and

2. a $25,500 senior secured revolving credit facility consisting of a $8,000 senior secured revolving credit facility and $17,500 of term loans, in which Americana Foods Limited Partnership (“Americana Foods”), which is 50.1% owned by the Company, is the borrower (the “Americana Credit Facility”).

Each of the loans was for an original term of three years and provides for interest at the prime rate (8.25% at August 31, 2006). Each of the credit facilities were unconditionally guaranteed by the Company. See Note 12, “Long-term Debt,” and Note 20, “Subsequent Events,” for a complete discussion of the Company’s indebtedness.

The proceeds from the borrowings were used to retire all then existing debt.

However, sales generated by the Company continued to lag and the Company incurred significant losses in Fiscal 2006. The Company was in default under its financial covenants at May 31, 2006 and August 31, 2006 with respect to the Corporate Credit Facility and the Americana Credit Facility. During Fiscal 2006, the Board of Directors of the Company approved the active marketing of certain of its business lines for sale, including Eskimo Pie Frozen Distribution, Inc. (“EPFD”), the Company’s direct store door business and a component of our frozen dessert segment, Value America, substantially all of the Company’s dairy components segment, and CoolBrands Dairy, Inc. (‘CBD”), the Company’s yogurt segment, to generate cash and reduce debt.

On September 14, 2006, the Company completed the sale of the Value America division to an unaffiliated third party for $8,250 and on November 17, 2006, the Company consummated the sale of substantially all of EPFD to an unaffiliated third party for $5,736.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

______________________________________________________________________________

(Amounts are expressed in thousands of dollars)

In October 2006, certain of the Company’s subsidiaries, as creditors of Americana Foods, filed an involuntary petition of Bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code and Americana Foods ceased operations and was under the jurisdiction of an independent bankruptcy trustee, who is arranging for the sale of the remaining assets. The estimated fair value of Americana Foods’ assets and liabilities subject to settlement and the guaranteed debt are recorded in the accompanying balance sheet.

Additionally, on January 2, 2007, the Company entered into a definitive agreement to sell CBD. Finally, on January 24, 2007, the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer’s Grand Ice Cream Holdings, Inc. (“Dreyer’s”), and utilized a portion of the proceeds to repay the amounts outstanding under the Corporate Credit Facility.

Frozen dessert segment

Revenues in the frozen segment are or have been generated from manufacturing and selling a variety of prepackaged frozen dessert products to distributors, including Eskimo Pie Frozen Distribution (“EPFD”), and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

CoolBrands competes in the fast-growing Better for You ice cream category with offerings such as fat-free, non-dairy WholeFruit Sorbet. Better for You offerings by CoolBrands include No Pudge! branded frozen snacks and a line of Better for Kids frozen snacks sold under the Crayola, Justice League, Snapple, Care Bears and Trix Pops brands. CoolBrands also competes in the super premium ice cream category with the Dreamery Ice Cream and Godiva Ice Cream brands. In addition, CoolBrands markets a wide variety of “all family” premium ice creams and frozen snacks under brand names including Eskimo Pie, Chipwich, Tropicana and Yoplait. Substantially, all of these businesses are included in the foodservice segment. On January 24, 2007, the Company sold certain assets of the foodservice segments including the brand names, Eskimo Pie and Chipwich to an unaffiliated third party (see Note 20, “Subsequent Events”).

CoolBrands’ subsidiary, EPFD, operates a direct store door ice cream distribution system in selected markets in the U.S., serving CoolBrands products and certain Partner Brands to supermarkets, convenience stores and other retail customers. During Fiscal 2006, the Company made the decision to sell EPFD. Accordingly, the assets and liabilities, operating results and cash flows have been classified as assets and liabilities of discontinued operations held for sale, net loss of discontinued operations and net cash flows from discontinued operations, respectively. The Company consummated the sale of substantially all of the net assets of EPFD to an unaffiliated third party on November 17, 2006. (See Note 5, “Discontinued Operations,” and Note 20, “Subsequent Events,” for a complete discussion.)

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

_________________________________________________________________________

(Amounts are expressed in thousands of dollars)

CoolBrands’ 50.1% owned subsidiary, Americana Foods, was a manufacturer and supplier of packaged ice cream, frozen yogurt and sorbet products, frozen snacks, soft-serve mixes and other food products to well-known national retailers, food companies and restaurant chains. Americana Foods manufactured products purchased by the Company for sale and distribution, which in Fiscal 2006 aggregated $21,700 (at cost) or approximately 45% of the purchases by the frozen dessert and foodservice segments.

Yogurt segment

CoolBrands’ subsidiary, CBD, manufactures cup yogurt at its plant located in North Lawrence, New York and markets the products under the Breyers brand pursuant to a trademark rights agreement, which grants the rights in perpetuity, and under the Crème Savers brand pursuant to a long-term license agreement. During Fiscal 2006, the Company made the decision to sell CBD and on January 2, 2007, the Company entered into a definitive agreement to sell CBD to an unaffiliated third party. Accordingly, the assets and liabilities, operating results and cash flows of the yogurt segment have been reclassified to assets and liabilities held for sale of discontinued operations, net loss from discontinued operations and net cash flows from discontinued operations, respectively. (See Note 5, “Discontinued Operations,” and Note 20, “Subsequent Events.”)

Dairy components segment

Revenues in the dairy components segment were generated from the manufacturing and selling of various ingredients to the dairy industry and from the manufacturing and selling of flexible packaging, such as private label ice cream novelty wraps. CoolBrands’ dairy components segment manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, eggnog bases and other ingredients. During Fiscal 2006, the Company made the decision to sell the Value America division, which represents substantially all of the dairy components segment, and consummated a sale to an unaffiliated third party in September 2006. Accordingly, the assets and liabilities, operating results and cash flows have been classified as assets and liabilities of discontinued operations held for sale, net loss of discontinued operations and net cash flows from discontinued operations, respectively. (See Note 5, “Discontinued Operations,” and Note 20, “Subsequent Events.”)

Foodservice segment

Revenues in the foodservice segment were generated from manufacturing and selling soft-serve yogurt and premium ice cream mixes to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft-serve ice cream and yogurt products to consumers. On January 24, 2007, the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer’s, an indirect subsidiary of Nestlé S.A. (See Note 20, “Subsequent Events.”)

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

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

Investments

The Company’s investment portfolio consisted of investments in Auction rate securities. Auction rate securities are variable rate bonds tied to short-term interest rates with maturities on the face of the securities in excess of 90 days. The Company evaluates whether to redeem or rollover each security no later than every 35 days. At August 31, 2006 and 2005, the Company had investment balances of Nil and $7,500, respectively.

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

Intangible and other assets

Intangible and other assets consist of license agreements, trademarks, trademark rights and other assets. Amortizing intangibles are stated at cost less accumulated amortization and allowances for impairment. Amortization is provided by the straight-line method using the terms of the agreements, which range from 4 to 20 years.

Goodwill and other non-amortizable intangible assets

In accordance with Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“Statement 142”), goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but instead are to be tested for impairment at least annually or earlier if there are impairment indicators. Other intangible assets continue to be amortized over their estimated useful lives. Goodwill is tested for impairment using a two step process that begins with an estimation of the fair value of each reporting unit. The fair value of each reporting unit is determined using a combination of valuation approaches including an income approach consisting of a discounted cash flow analysis and a market multiple approach. The fair value of the reporting unit is compared to its carrying value. If the carrying value exceeds the fair value, goodwill is considered impaired.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

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

During Fiscal 2006, the Company recorded a provision for impairment of $5,428 with respect to the goodwill of the yogurt segment (see Note 5, “Discontinued Operations,” for further discussion). The impairment of the goodwill of the yogurt segment is included in net loss of discontinued operations. Additionally, the Company incurred losses on impairment totaling $21,289 with respect to:

1. The loss on impairment incurred with respect to certain licenses not likely to continue and related prepaid packaging and design cost totaling $3,609;

2. The loss on impairment of goodwill of $3,500 incurred with respect to the frozen dessert segment to recognize the deterioration of the business as the result of the abandonment or termination of various licensing agreements; and

3. The loss on impairment of $1,890 related to certain property, plant and equipment currently in storage; and

4. The loss on impairment of $1,140 relating to deferred acquisition costs, prepaid royalties and net receivables of Americana Foods; and

5. The loss on impairment of $11,150 to recognize the loss in value of the assets of Americana Foods in bankruptcy (accounts receivable - $1,500, inventory - $5,750 and property, plant and equipment - $3,900).

During Fiscal 2005, the Company completed its annual impairment testing of goodwill and intangible assets. A goodwill impairment charge of $48,701 was taken in the Company’s frozen dessert segment. The impairment charge in the frozen dessert product segment is the result of the loss of the Weight Watchers licensing agreement as well as declining sales of the Atkins and our base business product lines and the resulting decline in cash flows. This review also resulted in a $1,401 intangible asset impairment charge for the Company’s frozen dessert segment. Significant assumptions used in measuring the impairments included the timing and amount of estimated future cash flows for reporting units and intangible assets, and where applicable, an analysis of guideline transaction market multiples.

For the year ended August 31, 2005 (“Fiscal 2005”), CoolBrands International Inc. (the “Company”) incurred a net loss of $74,070, which was primarily attributable to:

1. the non-cash impairment charges totaling $55,525 relating to goodwill and intangible assets of the Company’s frozen dessert and franchising segments; and

2. the discontinuation of the Weight Watchers Smart Ones brand products and the decline in other frozen dessert brands, which was partially offset by the sales of the Breyers yogurt business acquired in March 2005 and a change in the Company’s arrangement with Dreyer’s.

As of August 31, 2005, the Company had approximately $60,962 of outstanding debt, of which $52,714 was classified as current liabilities.

Long-Lived Assets

The Company’s other long-lived assets include property, plant and equipment and amortizable intangible assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of these assets may not be recoverable, the Company will assess the recoverability of such assets based upon estimated undiscounted cash flow forecasts, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” When any such impairment exists, the related assets will be written down to fair value.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

During fourth quarter of Fiscal 2006, based upon market analysis and other third party information, the Company recorded a provision for impairment of $5,790 with respect to property, plant and equipment which includes $3,900 with respect to Americana Foods.

During the fourth quarter of Fiscal 2005, due to the presence of indicators, the Company completed impairment testing of other long-lived assets. This review resulted in a $483 impairment of property, plant and equipment.

Revenue recognition

Revenue from sales of the Company’s products is recognized at the time of sale, which is generally when products are shipped to customers.

Revenue from drayage is recognized at the time the product is delivered for the vendor to their customer by the Company and is primarily earned for the delivery of products to Dreyer’s scanned based trading customers. Substantially all of the drayage income is earned in EPFD and was included in discontinued operations for Fiscal 2006 and Fiscal 2005.

Product introduction expenditures

Product introduction expenditures (i.e. slotting fees) are recognized as reductions of revenues at the time product introduction offers are accepted by our customers, which for measurement purposes is at the time of the first shipment of the product to each customer.

Advertising

The Company spends a significant amount of its advertising dollars with its supermarket customers in the form of co-operative advertising in the chains’ weekly circulars. The remainder of the Company’s advertising is spent on media and other direct advertising. All advertising costs are expensed as incurred. The Company spent $5,274, $6,937 and $4,834 on advertising in continuing operations for Fiscal 2006, Fiscal 2005 and Fiscal 2004, respectfully.

Financial instruments

The carrying amount of financial instruments including cash, investments, restricted cash, receivables, receivables – affiliates, accounts payable, payables – affiliates, accrued liabilities and income taxes payable and income taxes recoverable approximates fair value at August 31, 2006 and 2005 because of the relatively short maturity of these instruments. The fair value of short term borrowings and long-term debt are disclosed in Note 12, “Long-term Debt.” The carrying amount of long-term debt approximates fair value at August 31, 2006 and 2005 because of their variable interest rates. The carrying amount of other liabilities approximates fair value at August 31, 2006 and 2005 because the fair value estimates are based upon pertinent information available to management at August 31, 2006 and 2005.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash, investments and receivables. The Company attempts to minimize credit risk with respect to receivables by reviewing customers’ credit history before extending credit, and by regularly monitoring customers’ credit exposure. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

Loss per share

The Company uses the treasury stock method to determine diluted earnings per share. The following table presents the numerators and denominators used in the basic and diluted loss per share calculations:

	2006	2005	2004
Numerator:
Net (loss) income from continuing operations	$(63,620)	$(69,016)	$20,325
Net (loss) income from discontinued operations	(6,562)	(5,054)	3,187
Net (loss) income	$(70,182)	$(74,070)	$23,512
Denominator:
Basic weighted average shares outstanding	56,047	55,924	55,441
Dilutive effect of stock awards	-	-	888
	56,047	55,924	56,329

Net( loss) income from continued operations – basic and diluted	$(1.13)	$(1.23)	$0.37
Net(loss)income from discontinued operations – basic and diluted	(0.12)	(.09)	0.05
Net (loss)income - basic and diluted	$(1.25)	$(1.32)	$0.42

Diluted net loss per share for Fiscal 2006 and Fiscal 2005 is equal to basic net loss per share because the effect of common stock equivalents is anti-dilutive. Potentially dilutive securities, calculated in terms of weighted-average share equivalent of stock options outstanding, are excluded from the calculations of diluted net loss per share when their inclusion would have anti-dilutive effect. During Fiscal 2006, Fiscal 2005 and Fiscal 2004, Nil, 145 shares and Nil, respectively, of potentially dilutive securities were excluded from weighted-average share calculation for purposes of calculating weighted-average diluted shares and diluted loss per share.

Foreign currency translation

Translation gains or losses of accounts of foreign subsidiaries considered financially and operationally self-sustaining are deferred as a separate component of shareholders’ equity until there has been a realized reduction in the net investment.

Foreign currencies are translated into U.S. dollars using the average exchange rate for the year for items included in the Consolidated Statements of Operations. Foreign currencies are translated into U.S. dollars using the current rate for assets and liabilities included in the consolidated balance sheets except for earnings reinvested in the business, which are translated at historical rates.

Income taxes

Income taxes are calculated using the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable or receivable for the current period. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

New accounting pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 requires companies to recognize changes in accounting principle, including changes required by a new accounting pronouncement when the pronouncement does not include specific transition provisions, retrospectively to prior periods’ financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption of SFAS 154 did not have a material effect on the Company’s financial position, results of operations or cash flows.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual reporting period that begins after June 15, 2005. Under SFAS 123R, the pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. The adoption of SFAS 123R did not have a material impact on the Company’s financial position, results of operations or cash flows.

On July 13, 2006, the FASB issued FASB Interpretation (“Interpretation”) No. 48, “Accounting for Uncertainty in Income Taxes” (“Interpretation 48”). Interpretation 48 is effective for fiscal years beginning after December 15, 2006 and applies to all tax positions accounted for under SFAS No. 109, “Accounting for Income Taxes.” The Company intends to adopt Interpretation 48 for its fiscal year ending August 31, 2007 (“Fiscal 2007”) and will adopt Interpretation 48 by adjusting its tax liabilities and retained earnings for the cumulative effect of adjusting its tax benefits for uncertain tax positions, if any. The Company is still evaluating Interpretation 48 and its impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Further, the standard establishes a framework for measuring fair value under generally accepted accounting principles and expands certain disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 will have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). SFAS 158 requires a company to recognize on its balance sheet the funded status of its defined benefit pension plan as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income. SFAS 158 is effective for fiscal years ending after December 15, 2006. The Company does not expect the adoption of SFAS 158 to have a material effect on its financial position, results of operations or cash flows.

Note 2. Going concern

In Fiscal 2006, the Company continued to generate significant losses in its core frozen dessert segment. At August 31, 2006, the Company was in default under both its Corporate Credit Facility and its Americana Credit Facility. Additionally, at August 31, 2006, the Company had negative working capital of $23,992. In November 2006, a company controlled by Michael Serruya, currently the President, Chairman and CEO of the Company, acquired the debt outstanding under the Americana Credit Facility from the lender and established a $5,000 letter of credit to secure a portion of the Corporate Credit Facility.

On January 24, 2007, the Company completed the sale of its foodservice segment including the Chipwich and Eskimo Pie licenses and repaid the amount outstanding under the Corporate Credit Facility. On January 2, 2007, the Company entered into a definitive agreement to sell CBD. Additionally, management has significantly reduced staff and related expenses to reduce the Company’s operating costs and has begun to seek short-term financing. However, without the sale of CBD, or some other financing, the Company may not be able to meet its obligations and not be able to continue as a going concern. Management is assessing whether to sell the Company’s remaining assets or to rebuild the Company.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

Note 3. Pro forma adjustments

During Fiscal 2006, Americana Foods, a majority owned subsidiary, continued to generate significant losses and was in default under the Americana Credit Facility at August 31, 2006. In October 2006, certain of the Company’s subsidiaries, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code and Americana Foods ceased operations. Because generally accepted accounting principles do not permit classifying Americana Foods as a discontinued operation, the Company has provided below a balance sheet and statement of operations as of and for the year ended August 31, 2006, pro forma results removing the operating results of American Foods from its continuing operations, and stating Americana Foods’ operating results separately in discontinued operations. Management has provided this pro forma information due to a loss of control over the subsidiary as a result of the aforementioned bankruptcy filing subsequent to the Company’s year end and expected liquidation. The pro forma adjustments are intended to eliminate the impact of Americana Foods on the Company’s consolidated financial statements as of August 31, 2006 and to present what the financial position and results of operations of the Company’s remaining operations were as of and for the year ended August 31, 2006.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

The pro forma column reflects the reclassification of the assets, liabilities and accumulated deficit and the operating results of Americana Foods, as consolidated in the balance sheet and statement of operations as of and for the year ended August 31, 2006.

	2006	Pro forma adjustments	2006 Pro forma	2005
			(Unaudited)
Assets
Current Assets:
Cash	$ 393		$ 393	$ 24,062
Investments	-		-	7,500
Restricted cash	-		-	10,000
Receivables, net	12,780	(6,082)	6,698	22,833
Receivables - affiliates	-		-	1,780
Inventories	9,131	(1,570)	7,561	29,918
Current assets of discontinued operations held for sale	38,142		38,142	52,719
Income taxes recoverable	11,000		11,000	9,767
Prepaid expenses	819		819	1,490
Deferred income taxes, net of valuation allowance	-		-	5,148
Current assets of Americana Foods	-	7,652	7,652	-
Total current assets	72,265	-	72,265	165,217
Non-current assets of discontinued operations held for sale	51,927		51,927	64,453
Deferred income taxes, net of valuation allowance	-		-	14,799
Property, plant and equipment	23,051	(18,386)	4,665	31,976
Property, plant and equipment of Americana Foods	-	18,386	18,386	-
Intangible and other assets	1,515		1,515	5,857
Goodwill	11,790		11,790	15,543
	$160,548	-	$160,548	$297,845
Liabilities and Shareholders’ Equity
Current Liabilities:
Notes payable in default	$ 10,077		$ 10,077	$ -
Notes payable of majority owned subsidiary in default	23,501	(23,501)	-	-
Accounts payable	20,462	(8,735)	11,727	28,198
Accrued liabilities	14,900	(3,955)	10,945	21,106
Payables – affiliates	-		-	620
Income taxes payable	140		140	-
Deferred income taxes, net of valuation allowance	-		-	93
Current liabilities of discontinued operations held for sale	22,890		22,890	34,009
Current liabilities of Americana Foods	-	36,191	36,191	,
Short term borrowings	-		-	34,553
Current maturities of long-term debt	-		-	18,161
Other liabilities	4,287		4,287
Total current liabilities	96,257	-	96,257	136,740
Other liabilities	-		-	2,442
Non-current liabilities of discontinued operations held for sale	825		825	684
Long-term debt, including obligations under capital lease	348		348	8,248
Deferred income taxes	2,000		2,000	6,140
Total liabilities	99,430	-	99,430	154,254
Minority interest	-		-	5,185
Commitments and contingencies
Shareholders’ Equity:
Capital stock	97,804		97,804	97,578
Additional paid-in capital	38,812		38,812	46,376
Accumulated other comprehensive losses	(1,464)		(1,464)	(1,696)
Accumulated deficit	(74,034)	10,153	(63,881)	(3,852)
Deficit of Americana Foods	-	(10,153)	(10,153)	-
Total shareholders’ equity	61,118	-	61,118	138,406
	$160,548	-	$160,548	$297,845

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

	2006	Pro forma adjustments	2006 Pro forma	2005	2004
			(Unaudited)
Net revenues:
Net sales	$ 96,936	$(50,745)	$ 46,191	$142,873	$275,394
Other income	2,412	(145)	2,267	6,837	5,342
Total net revenues	99,348	(50,890)	48,458	149,710	280,736

Cost of goods sold	110,718	(61,294)	49,424	142,181	176,929
Selling, general and administrative expenses	40,101	(5,574)	34,527	37,530	71,516
Interest expense	2,000	(1,599)	401	1,687	1,491
Asset impairment	21,289	(11,150)	10,139	51,141
Gain on sale of building	-	-	-	(3,515)
Loss from continuing operations before income taxes and minority interest	(74,760)	28,727	(46,033)	(79,314)	30,800
Minority interest	5,185	(5,185)	-	2,700	958
Loss from continuing operations before income taxes	(69,575)	23,542	(46,033)	(76,614)	31,758

(Recovery of) Provision for income taxes:
Current	(11,100)	-	(11,100)	(8,439)	26,767
Deferred	5,145	-	5,145	841	(15,334)
	(5,955)	-	(5,955)	(7,598)	11,433
Net loss from continuing operations	(63,620)	23,542	(40,078)	(69,016)	20,325

Discontinued operations:
Loss from operations of discontinued operations	(6,972)	-	(6,972)	(5,054)	3,187
Gain on sale of franchising segment	410	-	410
Loss generated by majority owned subsidiary, net of minority interest	-	(23,542)	(23,542)	-	-
Net loss from discontinued operations	(6,562)	(23,542)	(30,104)	(5,054)	3,187
Net loss	$(70,182)	-	$(70,182)	$(74,070)	$23,512

Per share data:
Loss per share (basic and diluted):
Continuing operations	$(1.13)		$(0.71)	$(1.23)	$0.37
Discontinued operations	(0.12)		(0.54)	(0.09)	0.05
	$(1.25)		$(1.25)	$(1.32)	$0.42

Weighted average shares outstanding:
Shares used in per share calculation – basic	56,047		56,047	55,924	55,441
Shares used in per share calculation - diluted	56,047		56,047	55,924	56,329

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

Note 4. Reclassifications

Certain Fiscal 2004 and Fiscal 2005 amounts have been reclassified to conform to the Fiscal 2006 presentation. Certain assets and liabilities relating to the franchising and licensing segment, Value America, substantially all of the dairy components segment, EPFD, a component of the frozen dessert segment, and CBD, the yogurt segment, have been classified as assets and liabilities of discontinued operations held for sale on the Company’s consolidated balance sheets as of August 31, 2006 and 2005, the components of the related operating results of those entities have been reclassified to net loss from discontinued operations on the Company’s consolidated statements of operations and the components of cash flows have been reclassified to net cash flows from discontinued operations for the years then ended. Additionally, due to continued losses, the Company, through certain of its subsidiaries, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code and Americana Foods ceased operations.

Note 5. Discontinued operations

Effective December 23, 2005, the Company sold substantially all of its franchising and licensing segment to International Franchise Corp. for a cash consideration of $8,000 in a related party transaction. International Franchise Corp. is a company controlled by Aaron Serruya, a director of CoolBrands and the former senior executive who was responsible for the franchising division at CoolBrands, who is the brother of Michael Serruya, the Company’s President, Chairman and CEO. Mr. Serruya resigned as executive vice president of CoolBrands as a result of this transaction, but continues as a director. The sale transaction was reviewed and unanimously recommended to the board of directors of CoolBrands by a committee of independent directors of CoolBrands, and was unanimously approved by the board of directors of CoolBrands.

As a part of their review of the transaction, the independent committee and the board of directors received a fairness opinion from Duff & Phelps, LLC who acted as exclusive financial advisor to CoolBrands and who assisted CoolBrands in marketing the division to potential buyers.

During Fiscal 2006, the Company’s Board of Directors approved the decision to sell its Value America division, part of its dairy components segment, Eskimo Pie Frozen Distribution, part of its frozen dessert segment, and CBD, its yogurt segment and we began actively marketing these businesses for sale.

On September 1, 2006, Eskimo Pie Corporation, a wholly owned subsidiary of the Company, entered into an asset purchase agreement with Denali New Berlin, LLC and Denali Ingredients, LLC to sell its Value America flavor and ingredients division, which comprised substantially all of the dairy components segment. The sale of assets was consummated September 14, 2006 for a price of $8,250, which exceeded the carrying value of the assets sold, of which $7,500 was paid in cash and $ 750 was placed in escrow subject to collection of certain accounts receivable. The Company classified the assets and liabilities of Value America as assets and liabilities of discontinued operations held for sale on the balance sheet as of August 31, 2006 and included the components of its operating results in net loss from discontinued operations on the statement of operations and the components of cash flows as net cash flows from discontinued operations for Fiscal 2006.

Additionally, the Company classified the assets and liabilities of Value America as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31,2005 and classified the components of operating results of Value America into net loss from discontinued operations and classified its cash flows as cash flows from discontinued operations for Fiscal 2005.

On November 14, 2006, the Company announced that its wholly owned subsidiary, Eskimo Frozen Distribution Inc (“EPFD”) had entered into a definitive agreement to sell substantially all of its direct store door (“DSD”) frozen distribution assets in Florida, California, Oregon and Washington for a net sales price of $5,736, which equaled the carrying value of the related assets acquired net of the liabilities assumed, to an

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

unaffiliated third party. The transaction closed on November 17, 2006. The Company classified the assets and liabilities of EPFD as assets and liabilities of discontinued operations held for sale on the balance sheet as of August 31, 2006 and included the components of operating results of EPFD as net loss from discontinued operations on the consolidated statement of operations and its cash flows as cash flows from discontinued operations for Fiscal 2006. Additionally, the Company classified the assets and liabilities of EPFD as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31, 2005 and classified the components of operating results to net loss from discontinued operations on the consolidated statement of operations and classified the cash flows as cash flows from discontinued operations for Fiscal 2005.

On January 2, 2007, the Company entered into a definitive agreement to sell CBD, which includes the yogurt business acquired from Kraft Inc. in 2005, to an unaffiliated third party. The Company recorded a loss on impairment of $5,428 to adjust the carrying value of CBD’s net assets to approximate fair value based upon the definitive agreement. The Company classified CBD’s net assets and liabilities as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31, 2006 and included the components of operating results in net loss from discontinued operations on the consolidated statement of operations and its cash flows as cash flows from discontinued operations for Fiscal 2006. Additionally, as of and for the year ended August 31, 2005, the Company has classified the assets and liabilities of CBD as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet and included the components of operating results of CBD in net loss from discontinued operations on the consolidated statement of operations and the cash flows of CBD as cash flows from discontinued operations. (See Note 22, “Sale of CBD”)

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

Below is a condensed schedule, by operating segment as previously reported, of the assets and liabilities held for sale of discontinued operations and the respective operating results for each of the years presented:

August 31, 2006	Frozen Dessert (EPFD)	Franchising and Licensing	Yogurt (CBD)	Dairy Components (Value America)	Total
Total current assets	$19,197		$14,441	$4,504	$38,142
Total non-current assets	65		49,132	2,730	51,927
Total current liabilities	9,915		11,949	1,026	22,890
Total non-current liabilities			825		825
Net assets	$ 9,347	-	$50,799	$6,208	$66,354

For the year ended August 31, 2006
Total revenue	$128,103	$3,613	$109,304	$19,057	$260,077
Cost of sales	131,251	2,122	95,143	15,042	243,558
Selling, general, and administrative expenses	3,640	1,684	8,891	1,651	15,866
Interest expense			2,197		2,197
Asset impairment			5,428		5,428
(Loss) income	$ (6,788)	$ (193)	$ (2,355)	$ 2,364	$ (6,972)

August 31, 2005	Frozen Dessert (EPFD)	Franchising and Licensing	Yogurt (CBD)	Dairy Components (Value America)	Total
Total current assets	$27,925	$3,425	$16,039	$5,330	$52,719
Total non-current assets	330	6,681	54,538	2,904	64,453
Total liabilities	16,680	2,378	13,331	1,620	34,009
Total non-current liabilities	6	678			684
Net assets	$11,569	$7,050	$57,246	$6,614	$82,479

For the year ended August 31, 2005
Total revenue	$157,557	$16,102	$44,007	$17,769	$235,435
Cost of sales	159,858	9,017	36,638	13,895	219,408
Selling, general, and administrative expenses	4,879	5,109	4,993	1,579	16,560
Interest expense		7	891		898
Asset impairment		4,384			4,384
Income tax (benefit) expense	(2,826)	2,025			(801)
Other (income) expense	(120)	160			(114)
(Loss) income	$ (4,234)	$(4,600)	$ 1,485	$ 2,295	$ (5,054)

See Note 20, “Subsequent Events,” for a further discussion of Discontinued Operations.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

	Frozen Dessert (EPFD)	Franchising and Licensing	Dairy Components (Value America)	Total
For the year ended August 31, 2004
Total revenue	$135,398	$14,780	$19,024	$169,202
Cost of sales	130,229	8,277	13,925	152,431
Selling, general, and administrative expenses	4,393	4,954	1,794	11,141
Interest expense		7		7
Income tax (benefit) expense	351	617	1,468	2,436
(Loss) income	$ 425	$ 925	$ 1,837	$ 3,187

Note 6. Acquisitions

Fiscal 2005 Acquisitions

On March 27, 2005, the Company completed the acquisition of the yogurt business of Kraft Foods, Inc. The acquired brands included Breyers Fruit on the Bottom, Light and Crème Savers cup yogurt varieties and Cream Savers Smoothie drinkable yogurt and included substantially all of Kraft’s assets related to its yogurt business, including a license for the Breyers trademark, a license for the Crème Savers trademark, a license for the Light ’n Lively trademark and Kraft’s manufacturing facility in North Lawrence, New York. The purpose of this acquisition was to diversify the Company’s business and to reduce its concentration of operations in the frozen dessert segment. Factors that contributed to the purchase price and resulting goodwill were based upon negotiations with the seller and the valuation of the business based upon expected future contributions to net earnings and cash flow.

The following is a summary of the assets and liabilities acquired and the fair value assigned thereto, and the purchase consideration given:

Fair value acquired:		Purchase consideration:
Current assets	$ 5,373	Cash	$17,500
Property, plant and equipment	11,846	Acquisition costs	1,652
Trademark rights	15,000	Bank loan	40,000
Goodwill	27,582		$59,152
	59,801
Less: Liabilities	(649)
	$59,152

Pro forma results of operations

The following table summarizes unaudited pro forma financial information assuming the acquisition of the Breyers yogurt business had occurred at the beginning of Fiscal 2005. This pro forma financial information is for informational purposes only and does not reflect any operating inefficiencies which may result from the acquisition of the Breyers yogurt business transaction and, therefore, is not necessarily indicative of results that would have been achieved had the businesses been combined throughout the period presented. In addition, the preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The pro forma adjustments use estimates and assumptions based on information available at the time of preparation. Management believes that the estimates and assumptions are reasonable and that the significant effects of the acquisition of Breyers yogurt business are reasonable and significant effects of the acquisition of Breyers yogurt business are properly reflected. However, actual results may differ from these estimates and assumptions.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

	As Originally Reported	Reflecting Discontinued Operations
Pro forma total net revenues	$434,728	$149,710
Pro forma net loss from continuing operations		(69,016)
Pro forma net loss from discontinued operations		(892)
Pro forma net loss	$(69,908)	$(69,908)
Pro forma net los per share basic and diluted for continuing operations		$(1.23)
Pro forma net loss per share basic and diluted for discontinued operations		(0.02)
Pro forma net loss per share basic and diluted	$(1.25)	$(1.25)

As of August 31, 2006, CBD, which includes the Breyers yogurt business, was being marketed for sale by the Company. Accordingly, the assets and liabilities of CBD are included in assets and liabilities held for sale of discontinued operations on the consolidated balance sheets as of August 31, 2006 and 2005, the components of the related operating results have been classified to net loss from discontinued operations for each of the years then ended, and the components of net cash flows have been included in net cash flows from discontinued operations for the years then ended. We have also reflected the pro forma results after reclassifying the operating results of all of the discontinued operations, including the yogurt segment.

In April 2005, the Company acquired the assets of Zipp Manufacturing, Inc., a manufacturer of flavors and ingredients. The assets and related business of Zipp Manufacturing were acquired to provide additional volume to our dairy components segment which has excess capacity. The primary factors that contributed to the purchase price and resulting goodwill were based upon negotiations with the seller, the Company’s desire for additional production volume and the resulting projected incremental earnings and cash flow.

The following is a summary of the assets and liabilities acquired and the fair value assigned thereto, and the purchase consideration given:

Fair value acquired:		Purchase consideration:
Current assets	$208	Cash	$457
Equipment	80
Goodwill	258
	546
Less: Liabilities	(89)
	$457

As of August 31, 2006, the business of Zipp Manufacturing, which is a component of the dairy component segment, was being marketed for sale. Accordingly, the assets and liabilities of Zipp Manufacturing are included in assets and liabilities held for sale of discontinued operations on the consolidated balance sheets as of August 31, 2006 and 2005, the components of the related operating results have been classified to net loss from discontinued operations for each of the years then ended, and the components of net cash flows have been included in net cash flows from discontinued operations for the years then ended.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

Note 7. Receivables, net

	2006	2005 As previously reported	Amounts reclassified to discontinued operations	2005
Trade accounts receivable	$13,177	$57,213	$(33,545)	$23,668
Franchise and license fees receivable	-	324	(214)	110
Notes receivable, current maturities	12	97	(97)	-
	13,189	57,634	(33,856)	23,778
Less Allowance for doubtful accounts	(409)	(3,108)	2,163	(945)
	12,780	54,526	(31,693)	$22,833
Due from Affiliates	-	-	-	1,780
	$12,780			$24,613

Allowance for doubtful accounts:
Balance at August 31, 2003	$1,409
Charges to costs and expenses for continuing operations	445
Reserve utilized	(452)
Ending Balance August 31, 2004	1,402
Charges to costs and expenses for continuing operations	845
Reserve utilized	(1,302)
Ending balance August 31, 2005	945
Charges to costs and expenses for continuing operations	1,331
Reserve utilized	(1,867)
Ending balance August 31, 2006	$ 409

One customer accounted for 10.2% and 17.0% of net sales from continuing operations in Fiscal 2006 and Fiscal 2005, respectively.

Note 8. Inventories

	2006	2005 As previously reported	Amounts reclassified to discontinued operations	2005
Raw materials and packaging	$2,510	$35,304	$ (6,052)	$29,252
Finished goods	6,621	14,651	(13,985)	666
	$9,131	$49,955	$(20,037)	$29,918

Write-downs of obsolete and slow moving inventories in continuing operations in Fiscal 2006, Fiscal 2005 and Fiscal 2004 were $5,197, $12,723 and $1,165, respectively. Additionally, a loss on impairment of $5,750 was recorded in Fiscal 2006 with respect to Americana Foods’ inventory, which is reflected in the table above. Write down of obsolete and slow moving inventories in discontinued operations were $1,002, nil, and nil in Fiscal 2006, Fiscal 2005, and Fiscal 2004, respectively.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

Note 9. Property, plant and equipment

	2006	2005 as originally reported	Amounts reclassified to discontinued operations	2005

Land	$ 122	$ 1,577	$ (200)	$ 1,377
Building, machinery and equipment	13,199	54,704	(21,600)	33,104
Leasehold improvements	827	1,740	(1,336)	404
Land, building and machinery and equipment of Americana Foods, net of accumulated depreciation and allowance for impairment	18,386
	32,534	58,021	(23,136)	34,885
Less Accumulated depreciation, amortization and allowance for impairment
Building, machinery and equipment	9,082	9,403	(6,686)	2,717
Leasehold improvements	401	979	(787)	192
	$23,051	$47,639	$(15,663)	$31,976

Depreciation expense in continuing operations were $4,666, $4,021 and $2,648 in Fiscal 2006, Fiscal 2005 and Fiscal 2004, respectively.

Note 10. Intangible and other assets and Goodwill

Definite life intangible assets are amortized over their estimated useful lives. The Company is required to conduct an annual review of goodwill and intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. During the fourth quarter of Fiscal 2006, the Company determined that due to the continued deterioration of the Company’s business in the market place, that certain of its goodwill had been impaired. Accordingly, the Company recorded a loss on impairment of $3,500 in Fiscal 2006 to reflect this loss in value. During the fourth quarter of Fiscal 2005, the Company completed its annual review of goodwill and intangible assets. This review resulted in a $2,941 non-cash pre tax charge related to intangible asset impairment and a non-cash pre tax charge of $52,101 related to goodwill impairment.

At August 31, 2006 and 2005 goodwill by reportable segment was as follows:

	2006	2005
Frozen dessert (a)	$ 488	$ 3,752
Yogurt	-	27,582
Foodservice (b)	11,302	11,302
Franchising and licensing	-	4,446
Dairy components	-	745
Total Goodwill, as originally reported	11,790	47,827
Less Goodwill included in net assets held for Sale of discontinued operations:
Franchising and licensing		4,446
Yogurt		27,582
Dairy components		256
Total Goodwill	$11,790	$15,543

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

(a) A subsidiary, formerly part of the dairy components segment, has been included in the frozen dessert segment due to the reclassification of substantially all of the balance of the dairy components segment to discontinued operations. Accordingly, the goodwill on the books of the subsidiary has been moved to the frozen dessert segment.

(b) The foodservice segment was sold on January 24, 2007 for an amount in excess of its carrying value. (See Note 20, “Subsequent Events”)

Intangible assets at August 31, 2006 and 2005 were as follows:

	2006		2005
	Gross Carrying Amount	Accumulated Amortization and Allowance for Impairment	Gross Carrying Amount	Accumulated Amortization
Non-amortizable intangible assets	$ -	$ -	$15,000	$ -
Amortizable intangible assets	934	263	8,126	3,362
Other assets	844	-	2,605	-
	1,778	263	25,731	3,362
Intangible and other assets classified as assets held for sale	-	-	(17,392)	(880)

Total Intangible assets and other assets	$1,778	263	$ 8,339	$2,482

Non-amortizable intangible assets are substantially comprised of trademark rights purchased through an acquisition. Amortizable intangible assets consist primarily of certain trademarks and license agreements. Pre-tax amortization expense for intangible assets was $360, $445 and $872 for Fiscal 2006, Fiscal 2005 and Fiscal 2004, respectively. The Company recorded a provision for impairment of intangibles of $2,617. Amortization expense for each of the next five years is currently estimated to be $42 or less.

The movement of gross carrying amounts in goodwill and intangible and other assets is as follows:

	2006		2005
	Goodwill	Intangible and other assets	Goodwill	Intangible and other assets

Balance at August 31	$15,543	$ 5,857	$ 72,088	$ 16,485
Changes due to:
Acquisitions		3,577	27,840	15,000
Goodwill impairment	(3,500)	-	(52,101)
Intangible asset impairment		(3,609)		(2,941)
Other	(253)	(4,310)		(2,813)
	11,790	1,515	47,827	25,731
Goodwill and intangibles and other assets classified as assets held for sale			(32,284)	(19,874)
Balance at August 31	$11,790	$ 1,515	$ 15,543	$ 5,857

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

Note 11. Short-term borrowings

	2006	2005

Secured	$ -	$30,000
Secured – Americana	$ -	$4,553

2005 Credit Facilities

The Company, through a U.S. subsidiary, borrowed $40,000 to finance the acquisition (the “Term Loan”) of the Breyers yogurt business from Kraft in March 2005. The Term Loan originally required monthly payments of interest only and repayment, in full, of the $40,000 principal balance on November 1, 2005. Interest was payable monthly with interest rates fluctuating with changes in the prime lending or Libor rate and the ratio of funded debt to EBITDA. The interest rates plus applicable margin are the lower of prime plus 0.5% or Libor plus 2.5% (6.02% at August 31, 2005). On August 23, 2005, the Company made a principal payment of $10,000 and as of August 31, 2005 the term loan balance was $30,000. On September 2, 2005, the Company entered into an amendment (“Amendment”) to all of its credit facilities. The Amendment extended the maturity date from November 1, 2005 to January 3, 2006 and waived defaults of its financial covenants resulting from the Company’s financial performance. Effective December 31, 2005, the existing credit facilities were extended to April 3, 2006 and then were extended to May 3, 2006. The Term Loan was repaid in full in April 2006 as part of the overall refinancing described below in Note 12, “Long-term Debt.”

On April 27, 2005 Americana Foods, which is owned 50.1% by the Company, borrowed $4,553 (the “Building Loan”) to purchase a building and adjacent acreage. The Building Loan terms required monthly, interest-only payments until the April 27, 2006 anniversary date of the note. The Building Loan carried interest at prime plus 0.5% (7.0% at August 31, 2005). The Building Loan was repaid in full in April 2006 as part of the overall refinancing described below in Note 12, “Long-term Debt.”

Note 12. Long-term debt

	2006	2005
Senior secured revolving credit facility in default	$10,077	$ -
Senior secured revolving credit facility in default- Americana	6,418	-
Term loans in default, secured - Americana	17,083	-
Term loan, secured	-	10,500
Term loan, secured - Americana	-	8,610
Revolving loan, secured - Americana	-	7,145
Capitalized leases	500	154
	34,078	26,409
Less: Current maturities	-	18,161
Current maturities due to default status	33,578	-
Current maturities of capitalized leases, included in accrued liabilities	152	-
	$ 348	$ 8,248

Annual future minimum capital lease payments are as follows:

Year ending August 31,
2007	$ 177
2008	177
2009	138
2010	69
Total minimum capital lease payments	561
Less amount representing interest	(61)
Present value of minimum capital lease payments	500
Less current installments of obligation under capital leases	(152)
Obligation under capital lease, excluding current installment	$ 348

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

Term Loan, Secured

In December 2000, the Company, through a subsidiary, borrowed $30,000, to finance the acquisition of Eskimo Pie Corporation (the “EPC Term Loan”). The EPC Term Loan was originally payable in monthly installments of $250, with the remaining principal balance originally due November 1, 2005 and extended as described above for all components of debt. Interest was payable monthly on the unpaid principal balance with interest rates fluctuating with changes in the prime lending or libor rate and the ratio of funded debt to EBITDA. The interest rates, plus applicable margins were the lower of prime plus 0.5% or Libor plus 2.0% (5.49% at August 31, 2005). As of August 31, 2005, the EPC Term Loan balance was $10,500. The EPC Term Loan was repaid in full in April 2006 as part of the overall refinancing described below.

All borrowings under the EPC Term Loan agreement were guaranteed by the Company. The agreement contained restrictions relating to the payment of dividends, rental obligations, liens, indebtedness, dispositions of property, change in the nature of its business, change in ownership and requires that the net proceeds from the sale (other than in the ordinary course of business) of any assets of Eskimo Pie Corporation must be utilized to reduce the then outstanding principal balance of the EPC Term Loan. In addition, the Company was required to maintain certain financial ratios and limit capital expenditures to $5,000 during any fiscal year.

The Company was in default of its financial covenants at May 31, 2005 and August 31, 2005 under the EPC Term Loan, and on September 2, 2005, the Company entered into the Amendment to its existing credit facilities described above.

The September 2, 2005 Amendment eliminated all of the financial covenants from the loan agreements through the remainder of the term and granted a security interest to the lender in the personal property assets (other than certain excluded assets relating to the operations of Americana Foods, reduced its outstanding indebtedness to the bank to $40,500, including short term borrowings of $30,000. The Company agreed to an increase of the interest rate from Libor plus 2.0% on all remaining outstanding balances to Libor plus 4.5%. In addition, the Amendment reduced the Company’s $5,000 revolving credit facility to $925 and required the Company to maintain $20,000 of cash balances, of which $10,000 was restricted to use as approved by the lender. The increases in interest rates as a result of this Amendment increased the fair value of the related short term borrowings and long-term debt by approximately $331 at August 31, 2005.

Term loan, secured - Americana

On November 19, 2002, Americana Foods entered into a credit agreement with a financial institution that included a term loan of $10,000 (the “Americana Term Loan”). The Americana Term Loan was secured by Americana Foods’ property, plant and equipment. Principal payments were payable in fixed monthly installments of $81 based upon a fifteen-year amortization that was originally scheduled to mature on November 19, 2007. The Americana Term Loan bore interest at prime plus 0.5% (7.0% at August 31, 2005 and 5.0% at August 31, 2004). As of August 31, 2005, the Americana Term Loan balance was $8,610.

On March 19, 2005, Americana Foods executed an amendment to the credit agreement pursuant to which, a fixed charge coverage ratio of 1.25:1 and a debt-to-tangible net worth ratio of 2:1 was required to be maintained. The minimum tangible net worth requirement was increased to $20,500 effective March 19, 2005. The partnership is in compliance with its loan covenants at August 31, 2005. The Americana Term Loan was repaid in full in April 2006 as part of the refinancing, described below.

Revolving loan, secured - Americana

Americana Foods’ credit agreement included a revolving loan up to $9,000 (the “Americana Revolver”), subject to a borrowing base calculation and secured by Americana Foods’ accounts receivable and inventory, which accrued interest at prime plus 0.5% (7.0% at August 31, 2005) was originally due on November 30, 2005. At August 31, 2005, $7,145 was outstanding under this loan.

On November 30, 2005, Americana Foods executed an amendment to the credit agreement which extends the maturity date of the revolving note to January 10, 2006, and further extended the maturity date to April 3, 2006 and then May 3, 2006. The Americana Revolver was repaid in full in April 2006 as part of the refinancing, described below.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

2006 Credit Facilities

On April 21, 2006, the Company entered into the following new credit facilities:

1. a $48,000 senior secured revolving credit facility (the “Corporate Credit Facility”); and

2. a $25,500 senior secured credit facility consisting of an $8,000 senior secured revolving credit facility and an aggregate of $17,500 in term loans (the “Americana 2006 Term Loans”), in which Americana Foods is the borrower (the “Americana Loan Facility”).

The proceeds from these facilities were used to repay all of the then existing debt.

Each of the facilities was for an initial term of three years and originally provided for interest at the prime rate until November 30, 2006 (8.25% as of August 31, 2006). The standby fee on the unused portion of the facilities is 0.375%.

As of August 31, 2006, the Company has $10,077 outstanding under its Corporate Credit Facility and Americana Foods had $23,501 outstanding against the Americana Loan Facility. The total outstanding balance under the two facilities at August 31, 2006, was $33,578 and is included in its current maturities of long-term debt on the balance sheet.

The Company was in default under certain of its financial covenants under each of its credit facilities as of August 31, 2006 and has reflected all of its bank debt as current liabilities under caption – current maturities of long-term debt. In November 2006, the outstanding amounts under the Americana Loan Facility totaling $21,408 was purchased by Michael Serruya through a holding company and the corporate credit facility was reduced and was scheduled to mature on May 17, 2007. (See Note 20, “Subsequent Events,” for a discussion of the refinancing of the indebtedness outstanding as of August 31, 2006 and subsequent payoff of the Corporate Credit Facility.)

Interest paid from continuing operations during Fiscal 2006 was $1,971, compared to $1,459 in Fiscal 2005. The interest paid includes $1,599 and $1,079, respectively, with respect to Americana Foods. The interest paid from continuing operations excludes $2,347 and $891 paid with respect to CBD which is included in discontinued operations in Fiscal 2006 and Fiscal 2005, respectively.

Note 13. Americana Foods

In 2002, the Company entered into a joint venture agreement to acquire 50.1% interest in Americana Foods, a manufacturer and processor of frozen desserts. Americana Foods generated losses in each year of its operations. In April 2006, the Company refinanced the debt of Americana Foods, under the Americana Credit Facility, as previously discussed, but Americana Foods was in default under the facility as of May 2006 and August 2006. In October 2006, certain subsidiaries of the Company, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code and Americana Foods ceased operations. (See Note 12, “Long-term Debt,” and Note 20, “Subsequent Events.”)

Note 14. Shareholders’ equity and stock options

Capital Stock

The Company’s articles of continuance authorize an unlimited number of both Class A Subordinate and Class B Multiple voting no par value shares.

Paid-In-Balance
Class A Subordinate voting shares	$85,891
Class B Multiple voting shares	$11,913

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

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

Changes in Capital stock for the two years ended August 31, 2006 were as follows:

	(In thousands of shares)
	Class A Subordinate voting shares outstanding	Class B Multiple voting shares outstanding
Balance at August 31, 2004	49,863	6,030
Issuance of shares for stock options exercised	54
Multiple voting shares converted to subordinate voting shares	1	(1)
Balance at August 31, 2005	49,918	6,029
Multiple voting shares converted to subordinate voting shares	3	(3)
Issuance of shares for stock options exercised	128
Balance at August 31, 2006	50,049	6,026

Stock options

Under the Company’s stock option plans, non-qualified options to purchase subordinate voting shares are granted to directors, officers, consultants and key employees at exercise prices equal to the fair market value of the stock at the date of grant.

The following table summarizes stock option activity for all stock option plans:

	Shares	Weighted average exercise Price (Cdn)	Weighted avg. contractual life (in years)
Outstanding at August 31, 2003	4,362	$3.98	2.7
Granted	3,420	$20.03
Exercised	(3,986)	$4.00
Forfeited or cancelled	(20)	$8.34
Outstanding at August 31, 2004	3,776	$18.47	4.2
Granted	1,024	$4.03
Exercised	(54)	$1.27
Forfeited or cancelled	(829)	$18.69
Outstanding at August 31, 2005	3,917	$14.89	4.9
Granted	320	$2.84
Exercised	(128)	$1.27
Forfeited or cancelled	(1,647)	$18.59
Outstanding at August 31, 2006	2,462	$11.55	5.4
Options exercisable at August 31, 2006	1,941

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

The following table summarizes stock options outstanding, exercisable and exercise price range at August 31, 2006:

	Options Outstanding			Options Exercisable
Range of exercise prices (Cdn $)	Outstanding as of 08/31/06	Weighted average remaining contractual life	Weighted average exercise price (Cdn $)	Exercisable as of 08/31/06	Weighted average exercise price (Cdn $)
$ 2.66 - $ 2.85	320	9.38	$2.84	60	$2.85
$ 4.03 - $ 5.00	912	8.13	$4.11	651	$4.15
$15.45 - $15.93	600	2.12	$15.85	600	$15.85
$22.65 - $22.65	630	2.53	$22.65	630	$22.65
	2,462	5.40	$11.55	1,941

Shares of subordinate voting shares reserved for future grant at August 31, 2006 aggregated 4,028.

The Company accounts for stock-based compensation using the fair value method of accounting. Stock-based compensation expense was recognized in the amount of $443 (Fiscal 2005 - $1,918) in the Consolidated Statements of Operations. During Fiscal 2006, the Company granted an aggregate 320 stock options (of which 60 were vested immediately and of which 260 vest ratably over three years from the date of the grant) with a weighted average fair value of Cdn $2.22 (as calculated under the Black-Sholes pricing model) totaling Cdn $712 ($620 USD based upon the average currency translation rate for Fiscal 2006), which will be expensed over the respective vesting periods. Under the Black-Scholes pricing model the weighted-average fair value of the stock options granted during fiscal 2005 was Cdn $3.07 per option.

The value of each option granted is estimated on the date of the grant using the Black-Scholes options pricing model with the following “weighted-average assumptions”:

For the year ended August 31,	2006	2005	2004
Expected dividend yield	Nil	Nil	Nil
Risk-free interest rate (percentage)	4.48	3.92	2.98
Expected volatility	67.65	66.73	67.39
Expect life (in years)	10	10	4.2

Note 15. Income taxes

The effective income tax rate on (loss) earnings is affected from year to year by the geographic mix of the consolidated (loss) earnings before income taxes. The following table reconciles income tax (recovery) expense computed by applying the combined Canadian Federal/Provincial statutory rate with the actual income tax provision:

	2006	2005	2004
Combined basic Canadian Federal and Provincial income tax rate	(36.12)%	(36.12)%	36.21%
Impact of operating in foreign countries with different effective rates	-	(1.00)	1.93
Permanent differences:
Non-deductible goodwill impairment	-	24.39
Valuation allowance	28.7%	5.89
Other	(1.2)%	(3.34)	(1.04)
	(8.62)%	(10.18)%	37.10%

In Fiscal 2005, the Company established an allowance for non-capital loss carry-forwards as the utilization of such loss carry-forwards was considered unlikely.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

Significant components of the Company’s deferred tax assets and liabilities as of August 31, 2006 are as follows:

Deferred Tax Assets		Deferred Tax Liabilities
Stock options	$ 2,321	Intangible assets	$2,000
Federal net operating loss carry forwards	5,100
Intangible assets	4,201
Accrued liabilities	1,639
Inventory	2,188
State net operating loss carry forwards	995
Bad debts	467
Inventory reserve	124
Property, plant and equipment	92
	17,127		2,000
Valuation allowance	(17,127)
Total deferred tax assets	$ 0	Total deferred tax liabilities	$2,000

Income taxes paid (recovered) during the year ended August 31, 2006 was approximately $(12,165) (Fiscal 2005 – $4,731).

Note 16. Retirement Plans

A subsidiary of the Company, Eskimo Pie Corporation, had maintained two defined benefit pension plans covering substantially all salaried and certain executive employees. Upon the acquisition of Eskimo Pie Corporation by the Company in October 2000, all future participation and all benefits under the plans were frozen. These plans provide retirement benefits based primarily on employee compensation and years of service up to the acquisition of Eskimo Pie Corporation by the Company. The above mentioned plans are referred to as the “Pension Benefits.”

In addition, Eskimo Pie Corporation entered into an agreement with Reynolds Metals Company to indemnify the cost of retiree health care and life insurance benefits for salaried employees of Eskimo Pie Corporation who had retired prior to April 1992. Under this agreement, Eskimo Pie Corporation may elect to prepay its remaining obligation. Eskimo Pie Corporation did not provide postretirement health and life insurance benefits for employees who retired subsequent to April 1992. This indemnity agreement is referred to as the “Other Benefits”.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

The following table reconciles the changes in benefit obligations and plan assets in 2006 and 2005, and reconciles the funded status to accrued benefit cost at August 31, 2006 and August 31, 2005:

	Pension Benefits	Other Benefits
Benefit Obligation
Beginning balance at August 31, 2004	$2,239	$1,603
Interest cost	139	200
Actuarial loss	277
Benefit payments	(85)
Balance at August 31, 2005	2,570	1,803
Interest cost	142	200
Actuarial gain	(201)
Benefit payments	(88)
Ending balance at August 31, 2006	$2,423	$2,003

Plan assets – Basic value
Beginning balance at August 31, 2004	$2,086
Actual return on plan assets	338
Contributions	20
Benefit payments	(85)
Balance at August 31, 2005	2,359
Actual return on plan assets	182
Contributions	20
Benefit payments	(88)
Ending balance at August 31, 2006	$2,473

The unfunded status for the post retirement health and life insurance benefits is as follows:

Other Benefits
Benefit obligations in excess of Plan assets	$2,003
Accrued benefit cost	$2,003

The accrued benefit cost of $2,003 is included in other liabilities at August 31, 2006.

The following table provides the components of the net periodic benefit cost:

	Pension Benefits	Other Benefits
Interest cost	$ 142	$200
Expected return on Plan assets	(182)
Recognized net actuarial loss	13

Net period benefit cost (income)	$ (27)	$200

The assumptions used in the measurement of the Eskimo Pie Corporation’s benefit obligations are as follows:

	Pension Benefits	Other Benefits
Benefit obligation discount rate	5.25%	7.75%
Expected return on plan assets, during the year	8.00%

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

The weighted average annual assumed rate of increase in the per capita cost of covered benefits for the Other Benefits Plan (i.e., health care cost trend rate) is 5% for 2006 and is assumed to remain at that level thereafter. A one percentage point increase or decrease in the assumed health care cost trend rate would change the accumulated postretirement benefit obligation by approximately $177 and the net periodic postretirement benefit cost by approximately $18.

The Company’s allocation of Pension Benefit assets at August 31, 2006 and 2005, target allocations for Fiscal 2007, and expected long-term rate of return by asset category are as follows:

	Target allocation	Percentage of Plan Assets		Weighted-average expected long-term rate of return
Fiscal Year	2007	2006	2005	2007
Asset category
Large capitalization equities	35.0	38.9	35.8	2.8
Mid capitalization equities	15.0	10.3	13.0	1.8
Small Capitalization equities	9.0	6.3	7.1	1.8
International equities	25.0	28.8	27.3	.6
Fixed income bonds	12.0	12.1	12.0	2.0
Cash and cash equivalents	4.0	3.6	4.8	-
	100%	100%	100%	9%

The Company’s investment strategy is to obtain the highest possible return commensurate with the level of assumed risk. Investments are well diversified within each of the major asset categories.

The expected long-term rate of return is figured by using the target allocation and expected returns for each asset class as in the table above. The actual historical returns are also relevant. Annualized returns for periods ended August 31, 2006 were as follows: 11.4% for one year and 13.7% for three years.

The Company expects that there will be no minimum regulatory funding requirements that will need to be made during the Fiscal 2007.

Expected benefit payments are as follows over future years:

Fiscal year	Pension benefits	Other benefits
2007	$76	$200
2008	78	200
2009	77	200
2010	79	200
2011	80	200
2012 - 2016	447	1,000

Note 17. Commitments

The majority of distribution warehouse and office facility leases are under non-cancelable leases. Substantially all of the leases are net leases, which require the payment of property taxes, insurance and maintenance costs in addition to minimum rental payments.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

At August 31, 2006 the future minimum lease payments under operating leases with rental terms of more than one year, net of sublease rents, amounted to:

Fiscal year ending:
2007	$ 933
2008	220
2009	122
2010	94
2011	93
Later years	214
Total minimum obligations	$1,676

Total rental expense in Fiscal 2006 relating to all operating leases (including those with terms less than one year) was $6,354, of which $5,854 was included in discontinued operations. Total rental expense for Fiscal 2005 was $7,698, of which $6,191 was included in discontinued operations. Total rental expenses for Fiscal 2004 was $7,203 of which $5,966 was included in discontinued operations.

Excluded from the above table is the lease of certain equipment built for the Company’s yogurt segment (which is included in discontinued operations) and placed into service in September 2006. The lease is for 10 years and provides for rent of $69 per month. Additionally the table includes the leases of certain depots and trucks of EPFD only to the extent of the sale of EPFD’s assets in November 2006 (when these leases were assumed by the purchaser).

Note 18. Contingencies

Legal matters

The Company is a party to legal proceedings and disputes with franchisees, former franchisees and others, which arise in the ordinary course of business. In the opinion of the Company, it is unlikely that the liabilities, if any, arising from the legal proceedings and disputes will have a material adverse effect on the consolidated financial position of the Company or its operations. (See Note 20, “Subsequent Events – Litigation”, for a further discussion of the Company’s litigation.)

Note 19. Segment information

In Fiscal 2004 and Fiscal 2005, the Company’s reportable segments were the frozen dessert segment, yogurt, foodservice, dairy components, and franchising and licensing, including company owned stores. On December 31, 2005, the Company sold the assets, net of certain liabilities of its franchising and licensing segment. Additionally, during Fiscal 2006, the Company began to actively market EPFD, a component of the frozen dessert segment, its Value America division, substantially all of the dairy components segment, and CBD, the yogurt segment, for sale. Accordingly, the assets and liabilities of each of these entities have been classified to assets and liabilities of discontinued operations on each of the consolidated balance sheets as of August 2006 and 2005 and the components of their operating results have been included in net loss from discontinued operations on each of the consolidated statements of operations. Therefore, the franchising and licensing segment, the yogurt segment and the dairy components segment have been reclassified to discontinued operations for each of the years presented.

Revenues in the frozen segment are or have been generated from manufacturing and selling a variety of prepackaged frozen dessert products to distributors, including Eskimo Pie Frozen Distribution (“EPFD”), and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

Revenues in the foodservice segment were generated from manufacturing and selling soft-serve yogurt and premium ice cream mixes to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft-serve ice cream and yogurt products to consumers. On January 24, 2007, the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer’s, an indirect subsidiary of Nestlé S.A. (See Note 20, “Subsequent Events.”)

The Company evaluates the performance of its segments and allocates resources to them based on their operating contribution, which represents segment revenues, less direct costs of operation, excluding the allocation of corporate expenses.

Industry Segments:<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

Year Ended August 31, 2006

	Frozen dessert	Foodservice	Corporate	Discontinued operations	Consolidated
Revenues	$121,161	$20,990	$ 103		$142,254
Interest income	620	71			691
Inter-segment revenues	(43,597)				(43,597)

Net revenues	78,184	21,061	103		99,348

Segment (loss) earnings	(47,667)	1,469	(72)		(46,270)

General corporate expenses			(5,201)		(5,201)

Interest expense	(2,000)				(2,000)

Asset impairment	(21,289)				(21,289)

Minority interest	5,185				5,185

(Loss) earnings from continuing operations before income taxes	$ (65,771)	$ 1,469	$(5,273)		(69,575)

Loss from discontinued operations					(6,972)

Gain on sale of discontinued operations					410

Recovery of income taxes					5,955

Net loss					$(70,182)

Assets	$51,509	$18,293	$677	$90,069	$160,548

Capital expenditures	$1,416	$ -	$ -	$1,877	$3,293

Depreciation and amortization	$4,281	$365	$60	$1,618	$6,324

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

Industry Segments:

Year Ended August 31, 2005

	Frozen dessert	Foodservice	Corporate	Discontinued Operations	Consolidated
Revenues	$152,199	$18,397	$ 280		$170,876
Interest income	797		132		929
Inter-segment revenues	(21,204)	(661)	(230)		(22,095)

Net revenues	131,792	17,736	182		149,710

Segment (loss) earnings	(32,253)	2,142	182		(29,929)

General corporate expenses			(72)		(72)

Interest expense	(1,687)				(1,687)

Asset impairment	(51,141)				(51,141)

Gain on sale of building	3,515				3,515

Minority interest	2,700				2,700

(Loss) earnings from continuing operations before income taxes	$ (78,866)	$ 2,142	$ 110		(76,614)

Loss from discontinued operations					(5,054)

Recovery of income taxes					7,598

Net loss					$ (74,070)

Assets	$151,135	$20,593	$8,945	$117,172	$ 297,845

Capital expenditures	$10,800	$ -	$536	$1,073	$12,409

Depreciation and amortization	$4,277	$328	$17	$420	$5,042

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

______________________________________________________________________________

(Amounts are expressed in thousands of dollars)

Industry Segments:

Year Ended August 31, 2004

	Frozen dessert	Foodservice	Corporate	Discontinued Operations	Consolidated
Revenues	$331,484	$16,382	$ 219		$348,085
Interest income	21		108		129
Inter-segment revenues	(66,533)	(703)	(242)		(68,478)

Net revenues	264,972	15,679	85		280,736

Segment earnings	33,787	1,551	85		35,423

General corporate expenses			(3,132)		(3,132)

Interest expense	(1,491)				(1,491)

Minority interest	958				958

Income from continuing operations before income taxes	$ 33,254	$ 1,551	$ (3,047)		31,758

Income from discontinued operations, net of tax					3,187(1)

Provision of income taxes					(11,433)

Net income					$ 23,512

Assets	236,350	17,375	12,207	51,325	317,257

Capital expenditures	12,867	110	-	386	13,363

Depreciation and amortization	5,875	335	-	1,104	7,314

(1) Net of taxes provided at the Fiscal 2004 effective corporate rate for each of the business segments.
CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

Geographic Segments:

Year Ended August 31, 2006

	Canada	United States	Consolidated
Revenues	$ 305	$141,949	$142,254
Interest income	-	691	691
Inter-segment revenues	-	(43,597)	(43,597)

Net revenues	305	99,043	99,348

Segment loss	(72)	(46,198)	(46,270)

General corporate expenses	(5,201)		(5,201)

Interest expense		(2,000)	(2,000)

Asset impairment		(21,289)	(21,289)

Minority interest		5,185	5,185

Loss before income taxes	$(5,273)	$(64,302)	$(69,575)

Loss from discontinued operations			(6,972)

Gain on sale of Franchising segment			410

Recovery of income taxes			5,955

Net loss			$(70,182)

Assets	$677	$159,871	160,548

Capital expenditures	$ -	$3,293	$3,293

Depreciation and amortization	$60	$6,264	$6,324

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

Geographic Segments:

Year Ended August 31, 2005

	Canada	United States	Consolidated
Revenues	$ 817	$195,343	$196,160
Interest income	132	797	929
Inter-segment revenues	(2)	(47,377)	(47,379)

Net revenues	947	148,763	149,710

Segment loss	(287)	(29,642)	(29,929)

General corporate expenses	(72)		(72)

Interest expense		(1,687)	(1,687)

Asset impairment		(51,141)	(51,141)

Gain on sale of building		3,515	3,515

Minority interest		2,700	2,700

Loss before income taxes	$(359)	$(76,255)	(76,614)

Loss from discontinued operations			(5,054)

Recovery of income taxes			7,598

Net loss			$(74,070)

Assets	$8,526	$289,319	$297,845

Capital expenditures	$737	$11,672	$12,409

Depreciation and amortization	$142	$4,900	$5,042

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

Geographic Segments:

Year Ended August 31, 2004

	Canada	United States	Discontinued Operations	Consolidated
Revenues	$ 1,120	$346,965		$348,085
Interest income	108	21		129
Inter-segment revenues	(242)	(67,236)		(67,478)

Net revenues	986	279,750		280,736

Segment earnings (loss)	986	34,437		35,423

General corporate expenses	(1,214)	(1,918)		(3,132)

Interest expense		(1,491)		(1,491)

Minority interest		958		958

Income (loss) from continuing operations before income taxes	$ (228)	$ 31,986		31,758

Income from discontinued operations, net of tax				3,187

Provision for income taxes				(11,433)

Net income				$23,512

Assets	$ 11,509	$ 254,423	$ 51,325	$ 317,257

Capital expenditures	-	$ 12,977	$ 386	$ 13,363

Depreciation and amortization	-	$ 6,210	$ 1,104	$ 7,314

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

Note 20. Subsequent events

Litigation

In September 2006, American Foods Corporation (“AFC”), our 49.9% joint venture partner in Americana Foods, filed a complaint in the Supreme Court of the State of New York against the Company, IBI, CBA Foods, LLC, CB Americana and certain officers and directors of the Company and Americana Foods.  The complaint alleges gross mismanagement of the business operations of Americana Foods and seeks to prevent the Company from selling control of the Company to a third party without paying AFC the financial return required by certain provisions of the American Limited Partnership Agreement, or sell any part of the foodservice segment without using the sales proceeds to repay the debt of Americana Foods.  The Company has informed AFC that it does not believe that there are any amounts due AFC.  The Company intends to vigorously defend against this complaint.

Discontinued Operations

During Fiscal 2006, the Company’s Board of Directors approved the decision to sell its Value America division, substantially of all its dairy components segment, Eskimo Pie Frozen Distribution, part of its frozen dessert segment, and CBD, its yogurt segment and we began actively marketing these businesses for sale.

On September 1, 2006, Eskimo Pie Corporation, a wholly owned subsidiary of the Company, entered into an asset purchase agreement with Denali New Berlin, LLC and Denali Ingredients, LLC to sell its Value America flavor and ingredients division, which comprised substantially all of the dairy components segment.  The sale of assets was consummated September 14, 2006 for a price of $8,250, which exceeded the carrying value of the assets sold, of which $7,500 was paid in cash and $750 was placed in escrow subject to collection of certain accounts receivable.  The Company classified the assets and liabilities of Value America as assets and liabilities of discontinued operations held for sale on the balance sheet as of August 31, 2006 and included the components of its operating results in net loss from discontinued operations on the statement of operations and the components of cash flows as net cash flows from discontinued operations for Fiscal 2006.  Additionally, the Company classified the assets and liabilities of Value America as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31,2005 and classified the components of operating results of Value America into net loss from discontinued operations and classified its cash flows as cash flows from discontinued operations for Fiscal 2005.

On November 14, 2006, the Company announced that its wholly owned subsidiary, Eskimo Frozen Distribution Inc (“EPFD”) had entered into a definitive agreement to sell substantially all of its direct store door (“DSD”) frozen distribution assets in Florida, California, Oregon and Washington for a net sales price of $5,736, which equaled the carrying value of the related assets acquired net of the liabilities assumed, to an unaffiliated third party.  The transaction closed on November 17, 2006.  The Company classified the assets and liabilities of EPFD as assets and liabilities of discontinued operations held for sale on the balance sheet as of August 31, 2006 and included the components of operating results of EPFD as net loss from discontinued operations on the consolidated statement of operations and its cash flows as cash flows from discontinued operations for Fiscal 2006.  Additionally, the Company classified the assets and liabilities of EPFD as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31, 2005 and classified the components of operating results to net loss from discontinued operations on the consolidated statement of operations and classified the cash flows as cash flows from discontinued operations for Fiscal 2005.

 Sale of foodservice

On January 24, 2007 the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer’s, an indirect subsidiary of Nestlé S.A., for a purchase price of approximately $18,925.  The purchase price includes approximately $4,000 in inventory and accounts receivables.  Dreyer’s will also assume related liabilities in the amount of approximately $1,000.  The Company utilized a portion of the proceeds to payoff the Corporate Credit Facility.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

Restructuring of Debt

In October 2006, Americana Foods was advised by its lenders that because of continuing defaults, they would no longer lend to Americana Foods and demanded full and immediate repayment of all of amounts outstanding under the American Credit Facility, which aggregated approximately $21,830 and which was guaranteed by the Company. The Company, through certain of its subsidiaries, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code in the United States Bankruptcy Court, Northern District of Texas.  As a result, Americana Foods ceased operations and an independent trustee was appointed to oversee the liquidation of the assets and liabilities of Americana Foods.  In November, 2006, a company controlled by Michael Serruya, currently the President, Chairman and CEO of the Company, through a holding company, purchased all of Americana Foods’ bank indebtedness, which aggregated $21,408, from the lender.  The holding company received a first lien security interest in the assets of Americana Foods.  The Company remains the guarantor of the Americana debt.  The independent trustee has sold or liquidated substantially all of the assets of Americana Foods and is completing his accounting.  To the extent that the proceeds from the liquidation are not sufficient to pay Mr. Serruya’s company, the Company may be required to make a payment under its guarantee.

Additionally, the Company continued to be in default under its Corporate Credit Facility.  In connection with the purchase of the indebtedness outstanding under the Americana Credit Facility by a company controlled by Michael Serruya, the Company and the lender (a “Senior Lender”) amended the Corporate Credit Facility (the “Amendment”) and agreed to reduce the maximum amount of the Corporate Credit Facility to $8,000, subject to a borrowing base.  Mr. Serruya, through the holding company (also a “Senior Lender”), issued an irrevocable letter of credit with a face value of $5,000 in favor of the lender.  The Senior Lenders and the Company also entered into a forbearance agreement which changed the maturity date of the Corporate Credit Facility from April 21, 2009 to May 17, 2007.  The Amendment also required the Company to utilize proceeds from the sales of assets to reduce the indebtedness based upon a specified schedule.  Mr. Serruya received, through the holding company, warrants to purchase 5,500 subordinate voting shares of the Company in connection with the acquisition of the senior indebtedness.  The exercise price of each warrant is Cdn $0.50 and the term of the warrants is five years from the date of the grant.  The warrants issued by the Company in connection with this transaction were valued at $1,764 (Cdn$1,980) using the Black-Scholes pricing model and the following assumptions: 2.5 years expected life, no dividends, 67% volatility and 4.6% risk free rate, and will be expensed by the Company in the first quarter of Fiscal 2007.  The Company completed the sale of the foodservice segment on January 24, 2007 and utilized a portion of the proceeds to pay off the Corporate Credit Facility.

Note 21.  GAAP reconciliation

  The financial statements presented herein have been prepared in conformity with generally accepted accounting principles of the United States of America (“US GAAP”).  There are no principles followed in the preparation of these financial statements that differ materially from generally accepted accounting principles accepted in Canada (“Canadian GAAP”).  Accordingly, a reconciliation of the amounts reported under US GAAP to the amounts that would be reported under Canadian GAAP is not required.

Note 22.  Sale of CBD and other

On January 2, 2007, the Company entered into a definitive agreement to sell CBD, which includes the yogurt business acquired from Kraft Inc. in 2005, to an unaffiliated third party.  The Company recorded a loss on impairment of $5,428 to adjust the carrying value of CBD’s net assets to approximate fair value based upon the definitive agreement.  The Company classified CBD’s assets and liabilities as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31, 2006 and included the components of operating results in net loss from discontinued operations on the consolidated statement of operations and its cash flows as cash flows from discontinued operations for Fiscal 2006.  Additionally, as of and for the year ended August 31, 2006, the Company has classified the assets and liabilities of CBD as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet and included the components of operating results of CBD in net loss from discontinued operations on the consolidated statement of operations and the cash flows of CBD as cash flows from discontinued operations.  On January 30, 2007, the Company consummated the sale of 100% of the issued and outstanding stock of CBD to an unaffiliated third party. The Company received cash of $45,000, a note

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

__________________________________________________________________________________

(Amounts are expressed in thousands of dollars)

of $5,000 and warrants.  The aggregate consideration received approximated the Company’s carrying value of CBD. The Company anticipates using the proceeds from the sale of CBD to fund working capital for the foreseeable future.

The Company was served notice on March 12, 2007 by Godiva Chocolatier, Inc. and Godiva Brands, Inc. alleging that the Company has breached its license agreement and the licensor has filed a claim in the Supreme Court of the State of New York for damages of $14 million for breach of contract plus additional damages. The outcome and resolution of such claim is uncertain at this time.

On March 30, 2007, the Company sold through its subsidiaries CoolBrands Manufacturing Inc. and Integrated Brands, Inc. its Whole Fruit and Fruit-a-Freeze assets for cash proceeds of approximately $4,600.

Exhibit 4.11

Asset Purchase Agreement dated November 16, 2006 between Eskimo Pie Frozen Distribution, Inc. and Southwest Traders, Inc. – Florida

This ASSET PURCHASE AGREEMENT is dated as of November 16, 2006, (the “Agreement”) by and among Eskimo Pie Frozen Distribution, Inc., a Delaware corporation (“Seller”) and Southwest Traders Inc., a California corporation (the “Buyer”) and Integrated Brands, Inc., a New Jersey corporation which is a party to this Agreement solely for purposes of Section 6.6 and Section 6.11 of this Agreement.

W I T N E S E T H:

A.            Seller operates a frozen food distribution business in the state of Florida (“East Coast Operations”).

B.            Buyer desires to purchase from Seller certain assets related to Seller’s East Coast Operations as further set forth in this Agreement and Seller desires to sell such assets to Buyer, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements hereinafter contained, the parties hereto hereby agree as follows:

SECTION 1.  DEFINITIONS.

As used in this Agreement (including the recitals and schedules hereto), the following terms shall have the following meanings (such meanings to be applicable equally to both singular and plural forms of the terms defined):

“Accounts Receivable Amount” shall have the meaning set forth in Section 2.4(a);

“Accounts Receivable Deadline” shall have the meaning set forth in Section 2.4(b);

“Accounts Receivable” shall have the meaning set forth in Section 2.1(e) hereof;

“Acquired Inventory” shall have the meaning set forth in Section 2.1(d) hereof;

“Acquired Inventory Price” shall have the meaning set forth in Section 2.2(a) hereof;

“Affiliate” shall mean, as to any Person, any other Person which directly or indirectly controls, or is under common control with, or is controlled by, such Person.  As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of such Person;

“Assumed Trade Payables” shall have the meaning set forth in Section 2.1(f) hereof;

“Bill of Sale and Assignment of Owned Vehicles” shall have the meaning set forth in Section 3.3(c) hereof

“Bill of Sale and Assignment of Purchased Assets” shall have the meaning set forth in Section 3.3(b) hereof;

“Business Day” shall mean days other than Saturdays, Sundays and other legal holidays or days on which the banks in New York, New York are closed;

“Buyer” shall have the meaning set forth in the Recitals hereto;

“Buyer Indemnitees” shall have the meaning set forth in Section 7.2 hereof;

“Closing” shall have the meaning set forth in Section 3.1 hereof;

“Closing Date” shall have the meaning set forth in Section 3.1 hereof;

“East Coast Operations” shall have the meaning set forth in the Recitals hereto.

“Escrow Agent” shall have the meaning set forth in Section 2.3(c)(i) hereof;

“Escrow Agreement” shall have the meaning set forth in Section 2.3(c)(i) hereof;

“Governmental Authority” shall mean any foreign or United States federal, state or local government or political agency, division, subdivision thereof or any regulatory body, agency or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof) or any arbitrator or arbitral body;

“Holdback” shall have the meaning set forth in Section 2.4(a) hereof;

“Holdback Delivery Date” shall have the meaning set forth in Section 2.4(c) hereof;

“Identifiers” shall have the meaning set forth in Section 6.8 hereof;

“Indemnifying Person” shall have the meaning set forth in Section 7.4 hereof;

“Indemnitees” shall have the meaning set forth in Section 7.4 hereof;

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien (statutory or other), right of way, easement, encroachment, right of first offer or first refusal, community or other marital property interest, equitable interest, conditional sale agreement or any other restriction with respect to use, ownership or transfer;

“Losses” shall have the meaning set forth in Section 7.2 hereof;

“Material Adverse Effect” shall mean an effect on or change in the business, operations, assets, properties or financial condition of the entity which when considered either individually or in the aggregate together with all other adverse changes or effects, is or is reasonably likely to be, materially adverse to the business, operations, assets, properties or financial condition of the entity except for any such effects resulting from (i) this Agreement, the transactions contemplated hereby or the announcement thereof, (ii) changes in general economic or political conditions or the industry of the entity in general, (iii) changes in laws generally applicable to the entity or the industry in which it operates or (iv) actions attributable to the entity or its Affiliates;

“Maximum Amount” shall have the meaning set forth in Section 7.3(a)(ii) hereof;

“Net Difference” shall have the meaning set forth in Section 2.2(b) hereof;

 “Ordinary Course of Business” means an action taken in the ordinary course of business, consistent with past practice;

“Other Fees” shall have the meaning set forth in Section 2.3(a) hereof;

“Owned Vehicles” shall have the meaning set forth in Section 2.1(i) hereof;

“Person” shall mean and include any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, any other unincorporated organization or Governmental Authority;

“Prepaid Rent” shall have the meaning set forth in Section 2.2(c) hereof;

“Proceeding” shall mean any claim, action, arbitration, audit, hearing, investigation, litigation or suit (whether in contract or tort or civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator;

“Purchase Price” shall have the meaning set forth in Section 2.2 hereof;

“Purchased Assets” shall have the meaning set forth in Section 2.1 hereof;

“Seller” shall have the meaning set forth in the Recitals hereto;

“Seller Indemnitees” shall have the meaning set forth in Section 7.5 hereof;

“Threshold Amount” shall have the meaning set forth in Section 7.3(a)(i) hereof;

“Transaction Documents” shall mean this Agreement, the schedules hereto, the Bill of Sale and Assignment of Purchased Assets, Bill of Sale and Assignment of Owned Vehicles, the Escrow Agreement and all other documents to be entered into or delivered by any party in connection with the transactions contemplated to be consummated pursuant to any of the foregoing; and

SECTION 2.  TRANSFER OF PURCHASED ASSETS; PURCHASE PRICE; PAYMENT; ESCROW.

2.1                Transfer of Assets.  Subject to the other terms and conditions herein set forth, the Seller shall sell, convey, transfer, assign and deliver to the Buyer, free and clear of any Lien, and the Buyer shall purchase from the Seller, on the Closing Date, all of the assets, properties, claims and rights specifically identified in the referenced schedules of this Agreement (hereinafter collectively referred to as the “Purchased Assets”).  The Purchased Assets shall include the following:

(a)                 the real property leases set forth on Schedule 2.1(a), subject to the respective leases;

(b)                 the customer lists and information and the supplier lists and information previously disclosed to Buyer;

(c)                 the computer hardware and telecommunications equipment owned by the Seller that is set forth on Schedule 2.1(c);

(d)                 the inventory of the East Coast Operations on the Closing Date (“Acquired Inventory”), but for purposes of calculating the Purchase Price to be paid on the Closing Date, the Acquired Inventory will be the inventory calculated as of 12:01 a.m. E.S.T on November 16, 2006 and a schedule reflecting the calculation as of 12:01 a.m. E.S.T on November 16, 2006 will be attached to this Agreement on the Closing Date as Schedule 2.1(d);

(e)                 the accounts receivable which all are less than 60 days past due on the Closing Date (“Accounts Receivable”), but for purposes of calculating the Purchase Price to be paid on the Closing Date, the Accounts Receivable will be the accounts receivable which are less than 60 days past due calculated as of 12:01 a.m. E.S.T on November 16, 2006 and a schedule reflecting the calculation as of 12:01 a.m. E.S.T on November 16, 2006 will be attached to this Agreement on the Closing Date as Schedule 2.1(e);

(f)                  the trade payables of the East Coast Operations on the Closing Date (“AssumedTrade Payables”) which includes the rental fees owed to Unilever, PLC for freezer assets accrued through the Closing Date, but for purposes of calculating the Purchase Price to be paid on the Closing Date, the Assumed Trade Payables will be the trade payables of the East Coast Operations calculated as of 12:01 a.m. E.S.T. on November 16, 2006 and a schedule reflecting the calculation as of 12:01 a.m. E.S.T on November 16, 2006 will be attached to this Agreement on the Closing Date as Schedule 2.1(f);

(g)                 INTENTIONALLY OMITTED;

(h)                 all leased trucks that are leased from either GE Capital or Ryder which are scheduled to any lease assignment documents to be prepared and executed either before or after the Closing and that are set forth on Schedule 2.1(h), subject to the respective leases;

(i)                   the owned vehicles set forth on Schedule 2.1(i) and all titles to such Owned Vehicles in the possession of Seller on the Closing Date (“Owned Vehicles”); and

(j)                  the goodwill associated with the items listed in subparagraphs (a) through (i) of this Section 2.1.

2.2                Purchase Price.  The purchase price for the Purchased Assets shall be determined as set forth below (the “Purchase Price”).  The Purchase Price for the Purchased Assets shall be the sum of the Acquired Inventory Price, the Net Difference and the Prepaid Rent, as defined as follows:

(a)                 The “Acquired Inventory Price” for all of the Acquired Inventory shall be the value of the Acquired Inventory at the lower of cost or market value as of 12:01 a.m. E.S.T. on November 16, 2006.

(b)                 The “Net Difference” shall be the difference between the Accounts Receivable and the Assumed Trade Payables as of 12:01 a.m. E.S.T. on November 16, 2006.

(c)                 “Prepaid Rent” shall include all prepayments of rent for the month of November made by the Seller for the real property leases, the equipment leases and the vehicle leases in the amount that is set forth on Schedule 2.2(c) which shall be delivered by Seller on the Closing Date.

2.3                Payment of Purchase Price.  At the Closing, Buyer shall pay the Purchase Price as follows:

(a)                 To Others:  The following amounts shall be paid by Buyer at Closing in immediately available funds to the Persons set forth below into the account designated for each such Person as set forth on Schedule 2.3(a) (“Other Fees” shall collectively refer to the fees payable to the Persons set forth below in Sections 2.3(a)(i) and (ii)):

(i)                   the amount that is set forth on Schedule 2.3(a)(i) which shall be delivered by Duff & Phelps, LLC on the Closing Date, shall be paid to Duff & Phelps, LLC; and

(ii)                 the amount that is set forth on Schedule 2.3(a)(i) which shall be delivered by Hanson, Bridgett, Marcus, Vlahos & Rudy LLP on the Closing Date, shall be paid to Hanson, Bridgett, Marcus, Vlahos & Rudy LLP.

(b)                 To Seller:

(i)                   If the Net Difference is Six Hundred Thousand Dollars ($600,000) or more, the Buyer shall pay to the Seller at the Closing in immediately available funds into the account set forth on Schedule 2.3(b) the Acquired Inventory Price, plus Prepaid Rent, plus fifty percent (50%) of the Net Difference, less the Other Fees.

(ii)                 If the Net Difference is less than Six Hundred Thousand Dollars ($600,000), the Buyer shall pay to the Seller at Closing in immediately available funds into the account set forth on Schedule 2.3(b) an amount equal to the Purchase Price less the Other Fees and less the Three Hundred Thousand Dollars ($300,000) paid to the Escrow Agent pursuant to Section 2.3(c)(ii).

(c)                 To Escrow:

(i)                   If the Net Difference is Six Hundred Thousand Dollars ($600,000) or more, then at the Closing the Buyer shall pay in immediately available funds into the account set forth on Schedule 2.3(c)(1) to the escrow agent (“Escrow Agent”) named in the Escrow Agreement (the “Escrow Agreement”) attached as Schedule 2.3(c)(2), for application in accordance with the terms and conditions set forth in Section 2.4, fifty percent (50%) of the Net Difference.

(ii)                 If the Net Difference is less than Six Hundred Thousand Dollars ($600,000), then at the Closing the Buyer shall pay in immediately available funds to the Escrow Agent into the account set forth on Schedule 2.3(c)(1) Three Hundred Thousand Dollars ($300,000) for application in accordance with the terms and conditions set forth in Section 2.4.

2.4                Terms of Escrow; Buyer’s Obligation to Collect Accounts Receivable.

(a)                 Designation of Escrow Funds.  Two Hundred Thousand Dollars ($200,000) of the amount paid to the Escrow Agent pursuant to Section 2.3(c) shall be designated as the “Holdback”.  The balance of any amount paid to the Escrow Agent pursuant to Section 2.3(c) shall be designated as the “Accounts Receivable Amount”.

(b)                 Accounts Receivable Amount; Buyer’s Obligation to Collect Accounts Receivable.  From the Closing Date until one hundred and twenty (120) days after the Closing Date (“Accounts Receivable Deadline”), Buyer shall act in good faith and use its best efforts to collect the Accounts Receivable and also Seller’s accounts receivable that are more than 60 days past due on the Closing Date, in accordance with industry standards for collection of accounts receivable.  Seller grants to Buyer a non-exclusive, nontransferable license to use Seller's name for billing and collection purposes during such one hundred and twenty (120) day period. Buyer shall indemnify and hold Seller Indemnitees harmless from any taxes or other Losses incurred by Seller Indemnitees relating to Buyer's use of Seller's name for such billing and collection purposes.  Buyer will promptly pay to Seller any amounts Buyer collects on Seller’s accounts receivable that are more than 60 days past due on the Closing Date. On the Accounts Receivable Deadline, Buyer agrees to immediately turn over the collection of any uncollected Accounts Receivable and also Seller’s uncollected accounts receivable that are more than 60 days past due on the Closing Date, to a collections agency of Seller’s choice who shall be instructed to pay any amounts collected on such Accounts Receivable to Seller.  On the Accounts Receivable Deadline, the Accounts Receivable Amount, plus interest earned on such amount, shall be paid out of escrow as follows:

(i)                   If one hundred percent (100%) of the Accounts Receivable has been collected on the Accounts Receivable Deadline or if Buyer has not acted in good faith and used its best efforts from the Closing Date through the Accounts Receivable Deadline in accordance with industry standards for collection of accounts receivable to collect the Accounts Receivable and also Seller’s accounts receivable that are more than 60 days past due on the Closing Date, then Seller shall be paid all of the Accounts Receivable Amount, plus interest earned on such amount.

(ii)                 If less than one hundred percent (100%) of the Accounts Receivable have been collected on the Accounts Receivable Deadline and provided that Buyer has acted in good faith and used its best efforts from the Closing Date through the Accounts Receivable Deadline in accordance with industry standards for collection of accounts receivable to collect the Accounts Receivable and also Seller’s accounts receivable that are more than 60 days past due on the Closing Date, then:

(A)                If the amount of uncollected Accounts Receivable is more than the Accounts Receivable Amount, then Buyer shall be paid all of the Accounts Receivable Amount, plus interest earned on such amount.

(B)                If the amount of uncollected Accounts Receivable is less than the Accounts Receivable Amount, then the Buyer shall be paid the amount of uncollected Accounts Receivable out of the Accounts Receivable Amount, plus interest earned on such amount, and the Seller shall be paid the difference between the Accounts Receivable Amount and the amount of uncollected Accounts Receivable, plus interest earned on such amount.

(c)                 Holdback.  The Holdback, plus interest earned on such amount, will be delivered to Seller on the date which is twelve (12) months after the Closing Date (the “HoldbackDelivery Date”). If Buyer has made a good faith claim or claims for indemnification under Section 7 hereof on or prior to the Holdback Delivery Date, then notwithstanding the provisions of this Subsection 2.4(c), the Escrow Agent shall continue to hold that portion of the Holdback otherwise required to be delivered on the Holdback Delivery Date or equal to the amount of such claim or claims (plus interest earned on such amount) until the validity of Buyer’s indemnification claim or claims has been determined pursuant to the provisions of the Escrow Agreement.  Buyer shall become the owner of that portion of the Holdback equal to the amount of the claim or claims determined to be valid (plus interest earned on such amount), and the balance (plus interest on such amount) shall be delivered to Seller.  Any indemnification to which Buyer shall be entitled under Section 7 hereof shall be limited to the amount of the Holdback.

SECTION 3.  CLOSING

3.1                Date of Closing.  The purchase and sale contemplated by this Agreement (the “Closing”) shall take place on November 17, 2006 (the “Closing Date”); provided, however, the Closing Date may be postponed to a date mutually agreed by the parties.  The Closing may be completed in separate locations with the use of fax or email and signatures in counterparts as permitted under Section 8.12 below.

3.2                Conditions to Obligation of Buyer and of Seller to Closing.

(a)                 Seller.  The only conditions to the obligation of Seller to the Closing, which can be waived by Seller in its sole discretion, shall be (i) the delivery by Buyer of the Buyer closing deliveries set forth below in Section 3.3 on the Closing Date, and (ii) the closing on the Closing Date of Buyer's acquisition of certain assets in Seller's frozen food distribution business on the West Coast pursuant to an Asset Purchase Agreement for certain assets of Seller’s West Coast operations of even date with this Agreement.

(b)                 Buyer.  The only conditions to the obligation of Buyer to the Closing, which can be waived by Buyer in its sole discretion, shall be (i) the delivery by Seller of the Seller closing deliveries set forth below in Section 3.4 on the Closing Date, (ii) Seller’s compliance with the covenant set forth in Section 6.12, and (iii) the closing on the Closing Date of Buyer's acquisition of certain assets in Seller's frozen food distribution business on the West Coast pursuant to an Asset Purchase Agreement for certain assets of Seller’s West Coast operations of even date with this Agreement.

3.3                Buyer Deliveries at Closing.  At the Closing, the Buyer shall deliver (and shall have executed any deliverable as necessary) to Seller each of the following:

(a)                 the Purchase Price payable in accordance with Section 2.3;

(b)                 the Bill of Sale and Assignment of Purchased Assets (other than the Owned Vehicles) in the form attached hereto as Schedule 3.3(b) (“Bill of Sale and Assignment of Purchased Assets”);

(c)                 the Bill of Sale and Assignment of Owned Vehicles in the form attached hereto as Schedule 3.3(c) (“Bill of Sale and Assignment of Owned Vehicles”); and

(d)                 the Escrow Agreement.

3.4                Seller Deliveries at Closing:  At the Closing, the Seller shall deliver (and shall execute any deliverable as necessary) to Buyer each of the following:

(a)                 the Bill of Sale and Assignment of Purchased Assets;

(b)                 the Bill of Sale and Assignment of Owned Vehicles;

(c)                 all endorsements, assignments and other instruments of conveyance that shall be necessary and sufficient to transfer title to the remaining Purchased Assets to Buyer;

(d)                 physical possession and control of the Purchased Assets;

(e)                 the Escrow Agreement; and

(f)                  UCC-3 Financing Statements, discharges and releases, releasing all Liens on the Purchased Assets.

SECTION 4.  REPRESENTATIONS AND WARRANTIES OF THE SELLER.

                Seller represents and warrants to Buyer, as of the date of this Agreement and as of the Closing Date, as follows:

4.1                Disclosure Schedule.  Seller has delivered to Buyer individually numbered schedules (collectively, the “Disclosure Schedule”) corresponding to the subsections of this Agreement.  Each individual schedule in the Disclosure Schedule contains exceptions to the specifically identified section and subsection contained in this Section  and sets forth each exception in reasonable detail, with attached documentation as necessary to reasonably explain the exception.  Any exception to the representations and warranties contained in a section or subsection of this Section is described in a separate schedule of the Disclosure Schedule that specifically identifies the applicable section or subsection of this Section and shall be deemed to modify the representation and warranty contained in this Agreement.  To the knowledge of the Seller, the Disclosure Schedule is complete and accurate in all respects.  To the knowledge of the Seller, Seller has provided Buyer with true and complete copies of all documents referenced in the Disclosure Schedule.

4.2                Authorization; Enforceability.  The execution, delivery and performance by Seller of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby are within the corporate power and authority of Seller and have been duly authorized by all necessary corporate action on the part of Seller.  This Agreement and the Transaction Documents have been duly executed and delivered by and constitute the legal, valid and binding obligation of the Seller, enforceable against it in accordance with its respective terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

4.3                No Conflict or Violation.  The execution, delivery and performance by the Seller of the Transaction Documents does not and will not violate or conflict with any provision of the Articles of Incorporation or By-Laws of the Seller.

4.4                Acquired Inventory.  The Seller has good and marketable title to the Acquired Inventory.  The Acquired Inventory shall (a) not be damaged, defective or obsolete, (b) be readily usable or saleable, (c) meet all applicable requirements of any applicable Governmental Authority, and (d) meet all other applicable quality standards for manufacturing or resale.

4.5                Brokers.  Except for the fees payable to Duff & Phelps, LLC, the Seller has not incurred or become liable for any broker’s commission or finder’s fee relating to or in connection with the transactions contemplated by this Agreement.

4.6                Accuracy of Statements.  No representation or warranty made by any Seller in this Agreement, or any written statement, certificate, or schedule furnished, or to be furnished, to Buyer pursuant to this Agreement, or in connection with the transactions contemplated by this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements not misleading.  The representations and warranties of Seller shall be deemed to be made as of the Closing Date.

4.7                Litigation.  To Seller’s knowledge, there is no claim, legal action, suit, arbitration, investigation or hearing of which the Seller has received notice, notice of claim or other legal, administrative or governmental proceedings pending against Seller or any of the Purchased Assets (or in which the Seller is a plaintiff or otherwise a party thereto) relating to the Purchased Assets.

4.8                Environmental Compliance Matters.  To Seller’s knowledge, Seller has not received any notice of any claim, proceeding or investigation under federal, state or local law relating to air, soil, subsurface and water pollution, soil monitoring and the storage, treatment, disposal, removal, remediation, release, discharge or emission or any Hazardous Material (as defined below) with respect to the real property subject to the leases identified in Schedule 2.1(a). For the purposes of this Agreement, Hazardous Material shall mean any flammables, asbestos, explosives, radioactive materials, hazardous wastes, toxic substances or related materials, including, without limitation, any substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” or “toxic substances” under any applicable federal, state, or local laws, rules, regulations or orders or which federal, state or local laws, rules, regulations or orders designate as potentially dangerous to public health and/or safety when present in the environment.

4.9                Leases.  To Seller’s knowledge, except for the notice of default for Ft. Myers which has been delivered to Buyer, Seller has not received any notice of a default by any party to the real property leases identified on Schedule 2.1(a) or the vehicle leases identified in Schedule 2.1 (h).

4.10            Knowledge; Disclosure.

(a)                 Whenever a representation or warranty made by the Seller herein refers to the knowledge of the Seller, such knowledge shall be deemed to consist of the actual or constructive knowledge, possessed or which would be possessed, after reasonable inquiry of appropriate management personnel of Seller, and review of the books and records of Seller on the Closing Date of either David Stein or Frank Orfanello.

(b)                 Notwithstanding anything to the contrary contained in this Agreement or in the Disclosure Schedule, any information disclosed in one Section of the Disclosure Schedule shall be deemed to be disclosed in another Section of the Disclosure Schedule to which such information may reasonably apply so long as such disclosure with respect to such information is in sufficient detail to enable a reasonable reader to identify its applicability to the relevant provision of the Agreement.  Certain information set forth in the Disclosure Schedule is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement.  The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by the Seller in this Agreement or that such information is material, nor shall such information be deemed to establish a standard of materiality, nor shall it be deemed an admission of any liability of, or concession as to any defense available to, the Seller.

SECTION 5.  REPRESENTATIONS AND WARRANTIES OF THE BUYER.

                The Buyer hereby represents and warrants to the Seller, as of the date of this Agreement and as of the Closing Date, as follows:

5.1                Authorization; Enforceability. The execution, delivery and performance by Buyer of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby are within the corporate power and authority of Buyer and have been duly authorized by all necessary action on the part of Buyer.  This Agreement and the Transaction Documents have been duly executed and delivered by and constitute the legal, valid and binding obligation of Buyer, enforceable against it in accordance with its respective terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

5.2                No Conflict or Violation.  The execution, delivery and performance by the Buyer of the Transaction Documents does not and will not violate or conflict with any provision of the Articles of Incorporation or By-laws of the Buyer and does not and will not violate any provision of law, or any order, judgment or decree of any court or other Governmental Authority or regulatory authority.

5.3                Consents and Approval. No consent, waiver, authorization or approval of any Governmental Authority or regulatory authority, domestic or foreign, or of any other Person, is required by the Buyer in connection with the execution and delivery of the Transaction Documents by the Buyer or the performance by the Buyer of its obligations thereunder.

5.4                No Litigation.  There are no Proceedings, pending or, to the knowledge of the Buyer, threatened, before any federal, state or local court or Governmental Authority, or before any arbitrator of any nature, brought by or against the Buyer or any of its officers, directors, employees, agents or Affiliates as to which there is a reasonable likelihood of an adverse determination and which, if adversely determined (a) would delay, hinder or prevent the consummation of the transactions contemplated by this Agreement by Buyer, or (b) would have a Material Adverse Effect on the ability of Buyer to perform its obligations under this Agreement.

5.5                Brokers.  The Buyer has not incurred or become liable for any broker’s commission or finder’s fee relating to or in connection with this Agreement or the transactions contemplated hereby.

5.6                Access.  The Buyer acknowledges that Seller has provided Buyer with statements of Seller’s Acquired Inventory, Accounts Receivable and Assumed Trade Payables calculated as of November 9, 2006.  The Buyer acknowledges that up through the date of this Agreement, Seller has provided Buyer with reasonable access to the properties, books, records and employees of Seller’s East Coast Operations.  The Buyer represents and warrants that it has reviewed all documents made available to it (either directly by Seller and its representatives or by accessing such documents on a public website) among Seller, Dreyer’s Grand Ice Cream, Inc. and Nestle Ice Cream Company, LLC.

SECTION 6.  additional COVENANTS.

The Seller and Buyer covenant and agree as follows:

6.1                Collection of Receivables.  Pursuant to Section 2.4(b), Buyer shall have the right, authority and obligation after the Closing Date and until the Accounts Receivable Deadline to collect all Accounts Receivables and also Seller’s accounts receivable that are more than 60 days past due on the Closing Date.  Buyer will promptly pay to Seller any amounts Buyer collects on Seller’s accounts receivable that are more than 60 days past due on the Closing Date. On the Accounts Receivable Deadline, Buyer agrees to immediately turn over the collection of any uncollected Accounts Receivable and also Seller’s uncollected accounts receivable that are more than 60 days past due on the Closing Date, to a collections agency of Seller’s choice who shall be instructed to pay any amounts collected on such Accounts Receivable to Seller.  Seller acknowledges and agrees that if Seller is paid amounts for Accounts Receivable after the Closing Date and before the Accounts Receivable Deadline, Seller shall promptly pay such funds to Buyer.

6.2                Payment of Assumed Trade Payables.  Buyer will pay all Assumed Trade Payables within sixty (60) days after the Closing Date; provided, however, that payment of a particular Assumed Trade Payable may be delayed for a commercially reasonable period in the event of a bona fide dispute with the vendor of a particular Assumed Trade Payable if the Buyer acts in good faith to resolve such bona fide dispute.

6.3                Confidentiality.

(a)                 The Buyer acknowledges that the information provided to it in connection with the transactions contemplated hereby remains subject to the terms of a confidentiality agreement dated August 10, 2006 through the Closing Date.

(b)                 For a period of two (2) years after the Closing Date, the Buyer will keep confidential and will not use or disclose to any Person any and all confidential information provided to it by the Seller or its Affiliates or their representatives concerning the Seller or its Affiliates or their respective businesses other than information that is included in the Purchased Assets.  From and after the Closing, the Seller will keep confidential and will not use or disclose to any Person any and all confidential information that is expressly included in the Purchased Assets; provided that the foregoing shall not include financial information relating to historical operations of the Seller’s business as necessary in connection with the Seller’s and its Affiliates retained operations.

6.4                Press Release.  Prior to and subsequent to the Closing, the parties hereto will, and will cause each of their Affiliates and representatives to, maintain the confidentiality of this Agreement and will not, and will cause each of their Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other parties hereto, issue or cause publication of any such press release or public announcement to the extent that such party reasonably determines, after consultation with outside legal counsel, such action to be required by law or by the rules of any applicable self-regulatory organization, in which event such party will use its commercially reasonable efforts to allow the other parties hereto reasonable time to comment on such press release or public announcement in advance of its issuance.

6.5                East Coast Operations Employees.  Seller will act in good faith in providing Buyer access to employees of Seller’s East Coast Operations prior to the Closing Date and Seller will assist in the transitioning of employees of Seller’s East Coast Operations.  Notwithstanding the foregoing, Buyer and each employee of Seller’s East Coast Operations will need to mutually agree that such employee will become an employee of Buyer, and accordingly, Seller makes no covenant concerning Buyer’s ability to hire any employee of the East Coast Operations.

6.6                Distribution Agreement.  Within thirty (30) days after the Closing Date, Integrated Brands, Inc. and Buyer will commence in good faith negotiations concerning mutually agreeable terms of a distribution agreement in accordance with normal and customary business practices pursuant to which Integrated Brands, Inc. will give Buyer the right to distribute certain products of Integrated Brands, Inc. in the non-grocery store channel in certain territories.

6.7                Ryder Trucks.  For a period of up to 7 days following the Closing Date (the "Term"), Seller shall allow Buyer to utilize the trucks and tractor currently leased by Seller from Ryder and used in the East Coast Operations. Seller shall continue its current insurance covering the trucks and tractor during the Term.  Buyer shall reimburse Seller, on a per diem basis, (i) the actual cost incurred by Seller under the respective Ryder leases and (ii) the actual cost of maintaining insurance of the trucks and tractor. Payment shall be made to Seller within 10 days following receipt of a detailed invoice.

6.8                Removal of Identifiers.  Within thirty (30) days after the Closing Date, Buyer will remove all of the trademarks, logos and other intellectual property of Seller or any third parties (“Identifiers”) from all vehicles, equipment, signage and other similar usage of such Identifiers on the Purchased Assets.  For thirty (30) days after the Closing Date, Seller hereby grants to Buyer a non-exclusive, non-transferable license to use the Identifiers of Seller on vehicles, signage and other similar usage of such Identifiers of Seller on the Purchased Assets if the Identifier of Seller was used on such item on the Closing Date.

6.9                Department of Transportation Numbers.  Promptly after the Closing Date, Buyer will apply Buyer’s Department of Transportation Numbers to all vehicles acquired as Purchased Assets.

6.10            Phone Service.  Buyer has requested that Seller continue phone service for the month of November at Seller’s facilities listed on Schedule 6.10 which schedule shall be delivered by Buyer on the Closing Date.  Buyer shall pay to Seller the costs of such phone services from the Closing Date through November 30, 2006 within five (5) days of receipt of an invoice from Seller for such costs.

6.11            Post-Closing Adjustments.  In order to facilitate the Closing occurring on the Closing Date, the parties acknowledge that the contents of each of the schedules for Acquired Inventory, Accounts Receivable and Assumed Trade Payables reflects the contents of the items in that particular schedule as of a few days prior to the Closing Date.  No later than thirty (30) days after the Closing Date, the Buyer and the Seller agree to reconcile the actual contents of each of the schedules for Acquired Inventory, Accounts Receivable and Assumed Trade Payables on the Closing Date against the respective schedule to this Agreement and if this reconciliation indicates that one party owes money to the other party, each party covenants and agrees to promptly pay any such money it owes to the other party.  Integrated Brands, Inc. agrees to guarantee payment of any amounts that the parties agree that Seller owes to Buyer as a result of the reconciliation contemplated by this Section 6.11.

6.12            Conduct of Business.  During the period from the date hereof until the Closing Date, the Seller will conduct the business of the East Coast Operations consistent with how the business of the East Coast Operations has been run during the week preceding the date hereof.

6.13            Efforts to Perform.  Seller and Buyer each shall use its commercially reasonable efforts to satisfy the covenants set forth in Section 6 of this Agreement in a timely and expeditious manner.

6.14            INTENTIONALLY OMITTED.

6.15            Transition Services. Seller will provide the services set forth on Schedule 6.15 as requested by Buyer for a period not to exceed thirty (30) days after the Closing Date.

SECTION 7.  SURVIVAL AND INDEMNIFICATION.

7.1                Survival of Representations and Warranties.  All representations and warranties of the Seller and the Buyer in this Agreement or in any instrument delivered pursuant to this Agreement shall be effective as of the Closing Date, and shall survive and continue until the date that is twelve (12) months following the Closing Date; provided, that if any claims for indemnification have been asserted with respect to any such representations and warranties prior to the end of such period, the representations and warranties on which any such claims are based shall continue in effect until final resolution of any claims.  All covenants and agreements to be performed pursuant to this Agreement shall continue indefinitely, subject to applicable statutes of limitation.

7.2                Indemnification by the Seller.  Notwithstanding the Closing or the delivery of the Purchased Assets and regardless of any investigation at any time made by or on behalf of the Buyer, the Seller shall indemnify and fully defend, save and hold the Buyer, any Affiliate of the Buyer and its shareholders, directors, officers, managers, agents, employees, successors and assigns (the “Buyer Indemnitees”), harmless if any Buyer Indemnitee shall at any time or from time to time suffer any demand, claim, damage, liability, loss, cost, expense (including all reasonable attorneys’ fees and expenses of investigation), deficiency, interest, penalty, impositions, assessments or fines (collectively, “Losses”) to the extent arising out of or resulting from, any one or more of the following:

(a)                 any untruth or inaccuracy in any representations of the Seller contained in this Agreement or the Transaction Documents;

(b)                 any failure of the Seller to duly perform or observe any term, provision, covenant, agreement contained herein or the Transaction Documents on the part of the Seller to be performed or observed; and

(c)                 any claim or cause of action by any party against any Buyer Indemnitiees to the extent arising out of or related to the operation of the Purchased Assets by the Seller on or before the Closing Date, except for claims or causes of action related to liabilities specifically assumed by Buyer herein.

7.3                Limitations on Indemnification by Seller.

(a)                 The indemnification obligations of the Seller pursuant to Section 7.2 shall be limited as follows:

(i)                   The Seller shall have no obligation to provide any indemnification until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant to Section 7.2 exceeds Twenty-five Thousand Dollars ($25,000) (the “Threshold Amount”), and then only to the extent such aggregate amount exceeds such Threshold Amount;

(ii)                 The Seller shall not be obligated to indemnify any Buyer Indemnitees pursuant to Section 7.2 for any amount of indemnifiable Losses in excess of the Holdback (the “Maximum Amount”); and

(iii)                The Seller shall not obligated to indemnify any Buyer Indemnitees for any Loss relating to a Buyer Indemnitees use of intellectual property of any third party.

Notwithstanding anything herein to the contrary, the limitations set forth in Section 7.3 shall not apply to or with respect to claims for fraud or intentional breach.

(b)                 Payments pursuant to Section 7.2 shall be further limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity distribution or other similar payment actually received by Buyer Indemnitees from any third party with respect thereto (less any out of pocket costs or expenses resulting therefrom).  A Buyer Indemnitee shall exhaust all of its remedies against applicable insurers, indemnitees or contributors or any other party prior to seeking indemnification hereunder.  The amount of Losses otherwise recoverable under Section 7.2 shall be adjusted to the extent to which any federal, state, local or foreign tax liabilities or benefits are actually realized by the Buyer Indemnitees by reason of any Losses or indemnity payment hereunder in the year of the Loss.

(c)                 No Buyer Indemnitee shall be entitled to any indemnification hereunder with respect to any breach of any representation, warranty or covenant with respect to which (i) any shareholder, director, officer, employee, representative or agent of Buyer had actual knowledge, at any time prior to the Closing, of such breach, that such breach was threatened or of the events, circumstances or conditions constituting or resulting in such breach, or (ii) to the extent Buyer or such Buyer Indemnitee could have, with reasonable efforts, mitigated or prevented the Buyer Losses with respect to such breach.

(d)                 Notwithstanding anything herein to the contrary, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Buyer or a Buyer Indemnitee, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

(e)                 Neither the Seller nor any of its Affiliates shall have any liability under any provision of this Agreement for any consequential, exemplary or punitive damages or any multiple of damages or diminution in value.  Buyer and each Buyer Indemnitee, shall take all reasonable steps to mitigate Buyer Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to such Buyer Losses.

(f)                  Any actual indemnity payment under Section 7.2 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

7.4                Procedures for Indemnification.   The Buyer Indemnitees and Seller Indemnitees shall be referred to in this Section 7.4 as the “Indemnitees”.  Indemnitees shall give the party against whom indemnification is sought pursuant to this Section 7 (the “Indemnifying Person”) prompt notice of any written claim, demand, assessment, action, suit or Proceeding to which the indemnity set forth in this Section 7 applies.  If the document evidencing such claim or demand is a court pleading, the Indemnitee shall give such notice, including a copy of such pleading, within seven (7) days of receipt of such pleading, otherwise, the Indemnitee shall give such notice within thirty (30) days of the date it receives written notice of such claim.  Failure to give timely notice of a matter which may give rise to an indemnification claim shall not affect the rights of the Indemnitee to collect such Loss from the Indemnifying Person so long as such failure to so notify does not materially adversely affect the Indemnifying Person’s ability to defend such Loss against a third party.

If the Indemnitee’s request for indemnification arises from the claim of a third party, the Indemnifying Person may, at its option, assume control of the defense of any such claim, or any litigation resulting from such claim so long as (a) the Indemnifying Person gives written notice to the Indemnitee within twenty (20) days after the Indemnitee has given notice of the third party claim that the Indemnifying Person will indemnify the Indemnitee from and against the entirety of any and all Losses the Indemnitee may suffer resulting from, arising out of, relating to, in the nature of, or caused by the third party claim, (b) the Indemnifying Person provides the Indemnitee with evidence reasonably acceptable to the Indemnitee that the Indemnifying Person will have adequate financial resources to defend against the third party claim and fulfill its indemnification obligations hereunder, (c) the third party claim involves only money damages and does not seek an injunction or other equitable relief against the Indemnitee, (d) the Indemnitee has not been advised in writing by counsel that an actual or potential conflict exists between the Indemnitee and the Indemnifying Person in connection with the defense of the third party claim, (e) settlement of, an adverse judgment with respect to or the Indemnifying Person’s conduct of the defense of the third party claim is not, in the good faith judgment of the Indemnitee, likely to be adverse to the Indemnitee’s reputation or continuing business interests (including its relationships with current or potential customers, suppliers or other parties material to the conduct of its business) and (f) the Indemnifying Person conducts the defense of the third party claim actively and diligently.  The Indemnitee may retain separate co-counsel at its sole cost and expense and participate in the defense of the third party claim; provided, however, that the Indemnifying Person will pay the reasonable fees and expenses of separate co-counsel retained by the Indemnitee that are incurred prior to Indemnifying Person’s assumption of control of the defense of the third party claim.

Failure by the Indemnifying Person to notify the Indemnitee of its election to defend a complaint by a third party within twenty (20) days shall be a waiver by the Indemnifying Person of its right to respond to such complaint and within thirty (30) days after notice thereof shall be a waiver by the Indemnifying Person of its right to assume control of the defense of such claim or action.  If the Indemnifying Person assumes control of the defense of such claim or litigation resulting therefrom, the Indemnifying Person shall take all reasonable steps necessary in the defense or settlement of such claim or litigation resulting therefrom.  The Indemnifying Person shall not, in the defense of such claim or litigation, consent to entry of any judgment against any Indemnitee or enter into any settlement, involving any Indemnitee, except in either case with written consent of the Indemnitee, which consent shall not be unreasonably withheld or delayed.  The Indemnitee shall furnish the Indemnifying Person in reasonable detail all information the Indemnitee may have with respect to any such third-party claim and shall make available to the Indemnifying Person and its representatives all records and other similar materials which are reasonably required in the defense of such third-party claim and shall otherwise cooperate with and assist the Indemnifying Person in the defense of such third-party claim.

If the Indemnifying Person does not assume control of the defense of any such third-party claim or litigation resulting therefrom, the Indemnitee may defend against such claim or litigation in such manner as it may reasonably deem appropriate, and the Indemnifying Person shall indemnify the Indemnitee from any Loss indemnifiable under Section 7 incurred in connection therewith.  The Indemnifying Person shall not be obligated to the Indemnitee for any settlement or consent to a stay of judgment made by any Indemnitee if such settlement or consent is entered into without the prior written consent of the Indemnifying Person which consent shall not be unreasonably withheld or delayed.

If the Indemnitee should have a claim against the Indemnifying Person that does not involve a third party claim, the Indemnitee shall deliver a notice of such claim to the Indemnifying Person.  If the Indemnifying Person notifies the Indemnitee that it does not dispute the claim described in such notice or fails to notify the Indemnitee within thirty (30) days after delivery of such notice by the Indemnitee whether the Indemnifying Person disputes the claim described in such notice, the Loss in the amount specified in the Indemnitee’s notice will be conclusively deemed a liability of the Indemnifying Person and the Indemnifying Person shall pay the amount of such Loss to the Indemnitee on demand.  If the Indemnifying Person has timely disputed its liability with respect to such claim, a senior executive of each of the Indemnifying Person and the Indemnitee with full negotiating authority will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through the negotiations of such executives within sixty (60) days after the delivery of the Indemnitee’s notice of such claim, such dispute shall be resolved fully and finally by a court of competent jurisdiction.

7.5                Indemnification by the Buyer.  Notwithstanding the Closing or the delivery of the Purchased Assets, the Buyer shall indemnify and fully defend, save and hold the Seller, any other Affiliate of the Seller, and its shareholders, directors, officers, agents, employees, successors and assigns (the “Seller Indemnitees”), harmless if any Seller Indemnitee shall at any time or from time to time suffer any Losses arising out of or resulting from, or shall pay or become obligated to pay any sum on account of, any one or more of the following:

(a)                 any untruth or inaccuracy in any representation of the Buyer or the breach of any warranty of the Buyer contained in this Agreement or the Transaction Documents;

(b)                 any failure of the Buyer to duly perform or observe any term, provision, covenant, agreement or condition contained in this Agreement or the Transaction Documents on the part of the Buyer to be performed or observed; and

(c)                 any claim or cause of action by any party against any Seller Indemnitee to the extent arising out of or related to the operation of the Purchased Assets by the Buyer on or after the Closing Date.

7.6                Limitations on Indemnification by Buyer.

(a)                 Payments pursuant to Section 7.5 shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity distribution or other similar payment actually received by Seller Indemnitees from any third party with respect thereto.  A Seller Indemnitee shall exhaust all of its remedies against applicable insurers, Indemnitees or contributors or any other party prior to seeking indemnification hereunder.  The amount of Losses otherwise recoverable under Section 7.5 shall be adjusted to the extent to which any federal, state, local or foreign tax liabilities or benefits are realized by the Seller Indemnitees by reason of any Losses or indemnity payment hereunder.

(b)                 Notwithstanding anything herein to the contrary, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Seller or a Seller Indemnitee, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

(c)                 Neither the Buyer nor any of its Affiliates shall have any liability under any provision of this Agreement for any consequential, exemplary or punitive damages or any multiple of damages (other than such damages for the benefit of a third party).  Seller and each Seller Indemnitee, shall take all reasonable steps to mitigate Seller Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any events that could reasonably be expected to give rise to such Seller Losses.

(d)                 Any actual indemnity payment under Section 7.5 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

(e)                 No Seller Indemnitee shall be entitled to any indemnification hereunder with respect to any breach of any representation, warranty or covenant with respect to which (i) any shareholder, director, officer, employee, representative or agent of Seller had actual knowledge, at any time prior to the Closing, of such breach, that such breach was threatened or of the events, circumstances or conditions constituting or resulting in such breach, or (ii) to the extent Seller or such Seller Indemnitee could have, with reasonable efforts, mitigated or prevented the Seller Losses with respect to such breach. Notwithstanding the foregoing, this limitation shall not apply with respect to knowledge, if any, of any shareholder, director, officer, employee, representative or agent of Seller with respect to the use of intellectual property of third parties on vehicles, signage and other similar usage on the Purchased Assets before or after the Closing.

7.7                Successors and Assigns.  All of the rights and obligations of the Seller and the Buyer pursuant to this Section 7 shall survive any sale, assignment or other transfer by the Buyer of title to or interest in any of the Purchased Assets or any part thereof and shall apply to and bind each and every successor and assign of the Buyer to any of the Purchased Assets.

7.8                Remedies Exclusive.  From and after the Closing, the rights of the parties to indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Section 7, and such indemnification rights shall be the exclusive remedies of the parties subsequent to the Closing Date with respect to this Agreement except for remedies for fraud or specific performance, injunctive or other equitable relief.  To the maximum extent permitted by law, the parties hereby waive all other remedies for breach of this Agreement and/or the representations, warranties and covenants in this Agreement, whether under any laws, at common law or otherwise.

7.9                Materiality.   Any qualifications in the representations, warranties and covenants with respect to a Material Adverse Effect, materiality, material or similar terms will not have any effect with respect to the calculation of the amount of any Losses or the application of the Threshold Amount pursuant to Section 7.3(a).

SECTION 8.  MISCELLANEOUS.

8.1                Successors and Assigns.  Except as permitted below, neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, in whole or in part, by operation of law or otherwise by the parties hereto.  Any assignment in violation of the preceding sentence will be void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.  Notwithstanding the foregoing, Buyer may assign all or any part of its right and obligations hereunder, provided Buyer remains liable for all such obligations.

8.2                Governing Law; Jurisdiction.  This Agreement will be governed by, and construed in accordance with, the internal laws of the State of New York regardless of the laws that might otherwise govern under applicable principles of conflict of laws.

8.3                Expenses.  Except as otherwise provided herein, each of the parties hereto shall pay its own expenses in connection with this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, including, without limitation, any legal and accounting fees, whether or not the transactions contemplated hereby are consummated.

8.4                Severability.  In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.

8.5                Notices.  All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if delivered personally, sent by overnight courier (providing proof of delivery), or via facsimile to the parties at the following addresses (or at such other address for a party as specified by like notice):

If to the Seller:

Eskimo Pie Frozen Distribution, Inc.

c/o Integrated Brands Inc.

4175 Veterans Highway

Ronkonkoma, NY 11779

Attention: David J. Stein

Fax: (631) 737-9792

Copy to:

Hanson Bridgett

425 Market Street – 26th Floor

San Francisco, CA  94105

Attn:   Vicki L. Randall, Esq.

Fax: (415) 995-5008

If to the Buyer:

Southwest Traders Inc.

27565 Diaz Road

Temecula, CA 92590

Attn:    Kenneth C. Smith

Fax:  (951) 699-5717

Copy to:

Scott T. Schafer, Esq.

148 Woodward Ave.

Escondido, CA 92025

Fax:  (760) 781-1771

Any party may change its address for the purpose of this Section by giving the other party written notice of its new address in the manner set forth above.

8.6                Amendments; Waivers.  This Agreement may be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the parties hereto, or in the case of a waiver, by the party waiving compliance.  Any waiver by any party of any condition, or of the breach of any provision, term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be nor construed as further or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

8.7                Entire Agreement.  This Agreement and the schedules hereto and the Transaction Documents contain the entire understanding between the parties hereto with respect to the transactions contemplated hereby and thereby and supersedes and replaces all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions.  All schedules hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein.

8.8                Parties in Interest.  Nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the Seller and the Buyer and their respective successors and permitted assigns.  Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third Persons to the Seller or the Buyer.  No provision of this Agreement shall give any third Persons any right of subrogation or action over or against the Seller or the Buyer.

8.9                Section and Paragraph Headings.  The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

8.10            Mutual Drafting.  The parties hereto are sophisticated and have been represented by attorneys throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof.  As a consequence, the parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.

8.11            Further Assurances.  From and after the Closing, as and when requested by any party, each party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, at the requesting party’s expense, all such further or other actions, as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement.

8.12            Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument.  Signatures transmitted electronically or by facsimile shall have the same legal and binding effect as original signatures.

                IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                                                                                ESKIMO PIE FROZEN DISTRIBUTION, INC.

                                                                                                By:____________________________________

                                                                                                Name:  David J. Stein

                                                                                                Title:  President

                                                                                                SOUTHWEST TRADERS, INC.

                                                                                                By:____________________________________

                                                                                                Name:  _____________________

                                                                                                Title:  ______________________

Executing only for purposes of Section 6.6 and Section 6.11 of this Agreement:

                                                                                                INTEGRATED BRANDS, INC.

                                                                                                By:____________________________________

                                                                                                Name:  _____________________

                                                                                      Title:  ______________________

Exhibit 4.12

Asset Purchase Agreement dated November 16, 2006 between Eskimo Pie Frozen Distribution, Inc. and Southwest Traders, Inc. – West Coast

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT is dated as of November 16, 2006, (the “Agreement”) by and among Eskimo Pie Frozen Distribution, Inc., a Delaware corporation (“Seller”) and Southwest Traders Inc., a California corporation (the “Buyer”) and Integrated Brands, Inc., a New Jersey corporation which is a party to this Agreement solely for purposes of Section 6.6, Section 6.7 and Section 6.11 of this Agreement.

W I T N E S E T H:

A.            Seller operates a frozen food distribution business in the states of California, Oregon and Washington (“West Coast Operations”).

B.            Buyer desires to purchase from Seller certain assets related to Seller’s West Coast Operations as further set forth in this Agreement and Seller desires to sell such assets to Buyer, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements hereinafter contained, the parties hereto hereby agree as follows:

SECTION 9.  DEFINITIONS.

As used in this Agreement (including the recitals and schedules hereto), the following terms shall have the following meanings (such meanings to be applicable equally to both singular and plural forms of the terms defined):

“Accounts Receivable Amount” shall have the meaning set forth in Section 2.4(a);

“Accounts Receivable Deadline” shall have the meaning set forth in Section 2.4(b);

“Accounts Receivable” shall have the meaning set forth in Section 2.1(e) hereof;

“Acquired Inventory” shall have the meaning set forth in Section 2.1(d) hereof;

“Acquired Inventory Price” shall have the meaning set forth in Section 2.2(a) hereof;

“Affiliate” shall mean, as to any Person, any other Person which directly or indirectly controls, or is under common control with, or is controlled by, such Person.  As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of such Person;

“Assumed Trade Payables” shall have the meaning set forth in Section 2.1(f) hereof;

“Bill of Sale and Assignment of Owned Vehicles” shall have the meaning set forth in Section 3.3(c) hereof

“Bill of Sale and Assignment of Purchased Assets” shall have the meaning set forth in Section 3.3(b) hereof;

“Business Day” shall mean days other than Saturdays, Sundays and other legal holidays or days on which the banks in New York, New York are closed;

“Buyer” shall have the meaning set forth in the Recitals hereto;

“Buyer Indemnitees” shall have the meaning set forth in Section 7.2 hereof;

“Closing” shall have the meaning set forth in Section 3.1 hereof;

“Closing Date” shall have the meaning set forth in Section 3.1 hereof;

“Escrow Agent” shall have the meaning set forth in Section 2.3(c)(i) hereof;

“Escrow Agreement” shall have the meaning set forth in Section 2.3(c)(i) hereof;

“Governmental Authority” shall mean any foreign or United States federal, state or local government or political agency, division, subdivision thereof or any regulatory body, agency or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof) or any arbitrator or arbitral body;

“Holdback” shall have the meaning set forth in Section 2.4(a) hereof;

“Holdback Delivery Date” shall have the meaning set forth in Section 2.4(c) hereof;

“Identifiers” shall have the meaning set forth in Section 6.8 hereof;

“Indemnifying Person” shall have the meaning set forth in Section 7.4 hereof;

“Indemnitees” shall have the meaning set forth in Section 7.4 hereof;

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien (statutory or other), right of way, easement, encroachment, right of first offer or first refusal, community or other marital property interest, equitable interest, conditional sale agreement or any other restriction with respect to use, ownership or transfer;

“Losses” shall have the meaning set forth in Section 7.2 hereof;

“Material Adverse Effect” shall mean an effect on or change in the business, operations, assets, properties or financial condition of the entity which when considered either individually or in the aggregate together with all other adverse changes or effects, is or is reasonably likely to be, materially adverse to the business, operations, assets, properties or financial condition of the entity except for any such effects resulting from (i) this Agreement, the transactions contemplated hereby or the announcement thereof, (ii) changes in general economic or political conditions or the industry of the entity in general, (iii) changes in laws generally applicable to the entity or the industry in which it operates or (iv) actions attributable to the entity or its Affiliates;

“Maximum Amount” shall have the meaning set forth in Section 7.3(a)(ii) hereof;

“Net Difference” shall have the meaning set forth in Section 2.2(b) hereof;

“Norwalk Facility” shall have the meaning set forth in Section 6.7 hereof;

“Ordinary Course of Business” means an action taken in the ordinary course of business, consistent with past practice;

“Other Fees” shall have the meaning set forth in Section 2.3(a) hereof;

“Owned Vehicles” shall have the meaning set forth in Section 2.1(i) hereof;

“Person” shall mean and include any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, any other unincorporated organization or Governmental Authority;

“Prepaid Rent” shall have the meaning set forth in Section 2.2(c) hereof;

“Proceeding” shall mean any claim, action, arbitration, audit, hearing, investigation, litigation or suit (whether in contract or tort or civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator;

“Purchase Price” shall have the meaning set forth in Section 2.2 hereof;

“Purchased Assets” shall have the meaning set forth in Section 2.1 hereof;

“Seller” shall have the meaning set forth in the Recitals hereto;

“Seller Indemnitees” shall have the meaning set forth in Section 7.5 hereof;

“Threshold Amount” shall have the meaning set forth in Section 7.3(a)(i) hereof;

“Transaction Documents” shall mean this Agreement, the schedules hereto, the Bill of Sale and Assignment of Purchased Assets, Bill of Sale and Assignment of Owned Vehicles, the Escrow Agreement and all other documents to be entered into or delivered by any party in connection with the transactions contemplated to be consummated pursuant to any of the foregoing; and

“Transition Services Fee” shall have the meaning set forth in Section 2.2(d) hereof;

“West Coast Operations” shall have the meaning set forth in the Recitals hereto.

SECTION 10.  TRANSFER OF PURCHASED ASSETS; PURCHASE PRICE; PAYMENT; ESCROW.

10.1            Transfer of Assets.  Subject to the other terms and conditions herein set forth, the Seller shall sell, convey, transfer, assign and deliver to the Buyer, free and clear of any Lien, and the Buyer shall purchase from the Seller, on the Closing Date, all of the assets, properties, claims and rights specifically identified in the referenced schedules of this Agreement (hereinafter collectively referred to as the “Purchased Assets”).  The Purchased Assets shall include the following:

(a)                 the real property leases set forth on Schedule 2.1(a), subject to the respective leases;

(b)                 the customer lists and information and the supplier lists and information previously disclosed to Buyer;

(c)                 the computer hardware and telecommunications equipment owned by the Seller that is set forth on Schedule 2.1(c);

(d)                 the inventory of the West Coast Operations on the Closing Date (“Acquired Inventory”), but for purposes of calculating the Purchase Price to be paid on the Closing Date, the Acquired Inventory will be the inventory calculated as of 12:01 a.m. E.S.T on November 16, 2006 and a schedule reflecting the calculation as of 12:01 a.m. E.S.T on November 16, 2006 will be attached to this Agreement on the Closing Date as Schedule 2.1(d);

(e)                 the accounts receivable which all are less than 60 days past due on the Closing Date (“Accounts Receivable”), but for purposes of calculating the Purchase Price to be paid on the Closing Date, the Accounts Receivable will be the accounts receivable which are less than 60 days past due calculated as of 12:01 a.m. E.S.T on November 16, 2006 and a schedule reflecting the calculation as of 12:01 a.m. E.S.T on November 16, 2006 will be attached to this Agreement on the Closing Date as Schedule 2.1(e);

(f)                  the trade payables of the West Coast Operations on the Closing Date (“AssumedTrade Payables”) which includes the rental fees owed to Unilever, PLC for freezer assets accrued through the Closing Date, but for purposes of calculating the Purchase Price to be paid on the Closing Date, the Assumed Trade Payables will be the trade payables of the West Coast Operations calculated as of 12:01 a.m. E.S.T. on November 16, 2006 and a schedule reflecting the calculation as of 12:01 a.m. E.S.T on November 16, 2006 will be attached to this Agreement on the Closing Date as Schedule 2.1(f);

(g)                 the freezer assets leased by the Seller in the West Coast Operations as of the Closing Date that are set forth on Schedule 2.1(g) and all liabilities associated with such freezer assets as of the Closing Date;

(h)                 all leased trucks that are leased from either GE Capital or DSU-PETERBILT & GMC, INC. which are scheduled to any lease assignment documents to be prepared and executed either before or after the Closing and that are set forth on Schedule 2.1(h), subject to the respective leases;

(i)                   the owned vehicles set forth on Schedule 2.1(i) and all titles to such Owned Vehicles in the possession of Seller on the Closing Date (“Owned Vehicles”);

(j)                  the equipment lease set forth on Schedule 2.1(j), subject to the lease; and

(k)                 the goodwill associated with the items listed in subparagraphs (a) through (j) of this Section 2.1.

10.2            Purchase Price.  The purchase price for the Purchased Assets shall be determined as set forth below (the “Purchase Price”).  The Purchase Price for the Purchased Assets shall be the sum of the Acquired Inventory Price, the Net Difference, Prepaid Rent and the Transition Services Fee, as defined as follows:

(a)                 The “Acquired Inventory Price” for all of the Acquired Inventory shall be the value of the Acquired Inventory at the lower of cost or market value as of 12:01 a.m. E.S.T. on November 16, 2006.

(b)                 The “Net Difference” shall be the difference between the Accounts Receivable and the Assumed Trade Payables as of 12:01 a.m. E.S.T. on November 16, 2006.

(c)                 “Prepaid Rent” shall include all prepayments of rent for the month of November made by the Seller for the real property leases, the equipment leases and the vehicle leases in the amount that is set forth on Schedule 2.2(c) which shall be delivered by Seller on the Closing Date.

(d)                 The “Transition Services Fee” in the amount of Seventy-five Thousand Dollars ($75,000) for the provision of services by Seller to Buyer pursuant to Section 6.15 of this Agreement.

10.3            Payment of Purchase Price.  At the Closing, Buyer shall pay the Purchase Price as follows:

(a)                 To Others:  The following amounts shall be paid by Buyer at Closing in immediately available funds to the Persons set forth below into the account designated for each such Person as set forth on Schedule 2.3(a) (“Other Fees” shall collectively refer to the fees payable to the Persons set forth below in Sections 2.3(a)(i), (ii) and (iii)):

(i)                   the amount that is set forth on Schedule 2.3(a)(i) which shall be delivered by Duff & Phelps, LLC on the Closing Date, shall be paid to Duff & Phelps, LLC;

(ii)                 the amount that is set forth on Schedule 2.3(a)(i) which shall be delivered by Hanson, Bridgett, Marcus, Vlahos & Rudy LLP on the Closing Date, shall be paid to Hanson, Bridgett, Marcus, Vlahos & Rudy LLP; and

(iii)                the amount that is set forth on Schedule 2.3(a)(i) which shall be delivered by Seller on the Closing Date, shall be paid to DSU-PETERBILT & GMC, INC.

(b)                 To Seller:

(i)                   If the Net Difference is Six Hundred Thousand Dollars ($600,000) or more, the Buyer shall pay to the Seller at the Closing in immediately available funds into the account set forth on Schedule 2.3(b) the Acquired Inventory Price, plus Prepaid Rent, plus the Transition Services Fee, plus fifty percent (50%) of the Net Difference, less the Other Fees.

(ii)                 If the Net Difference is less than Six Hundred Thousand Dollars ($600,000), the Buyer shall pay to the Seller at Closing in immediately available funds into the account set forth on Schedule 2.3(b) an amount equal to the Purchase Price less the Other Fees and less the Three Hundred Thousand Dollars ($300,000) paid to the Escrow Agent pursuant to Section 2.3(c)(ii).

(c)                 To Escrow:

(i)                   If the Net Difference is Six Hundred Thousand Dollars ($600,000) or more, then at the Closing the Buyer shall pay in immediately available funds into the account set forth on Schedule 2.3(c)(1) to the escrow agent (“Escrow Agent”) named in the Escrow Agreement (the “Escrow Agreement”) attached as Schedule 2.3(c)(2), for application in accordance with the terms and conditions set forth in Section 2.4, fifty percent (50%) of the Net Difference.

(ii)                 If the Net Difference is less than Six Hundred Thousand Dollars ($600,000), then at the Closing the Buyer shall pay in immediately available funds to the Escrow Agent into the account set forth on Schedule 2.3(c)(1) Three Hundred Thousand Dollars ($300,000) for application in accordance with the terms and conditions set forth in Section 2.4.

10.4            Terms of Escrow; Buyer’s Obligation to Collect Accounts Receivable.

(a)                 Designation of Escrow Funds.  Two Hundred Thousand Dollars ($200,000) of the amount paid to the Escrow Agent pursuant to Section 2.3(c) shall be designated as the “Holdback”.  The balance of any amount paid to the Escrow Agent pursuant to Section 2.3(c) shall be designated as the “Accounts Receivable Amount”.

(b)                 Accounts Receivable Amount; Buyer’s Obligation to Collect Accounts Receivable.  From the Closing Date until one hundred and twenty (120) days after the Closing Date (“Accounts Receivable Deadline”), Buyer shall act in good faith and use its best efforts to collect the Accounts Receivable and also Seller’s accounts receivable that are more than 60 days past due on the Closing Date, in accordance with industry standards for collection of accounts receivable.  Seller grants to Buyer a non-exclusive, nontransferable license to use Seller’s name for billing and collection purposes during such one hundred and twenty (120) day period. Buyer shall indemnify and hold Seller Indemnitees harmless from any taxes or other Losses incurred by Seller Indemnitees relating to Buyer’s use of Seller’s name for such billing and collection purposes.  Buyer will promptly pay to Seller any amounts Buyer collects on Seller’s accounts receivable that are more than 60 days past due on the Closing Date. On the Accounts Receivable Deadline, Buyer agrees to immediately turn over the collection of any uncollected Accounts Receivable and also Seller’s uncollected accounts receivable that are more than 60 days past due on the Closing Date, to a collections agency of Seller’s choice who shall be instructed to pay any amounts collected on such Accounts Receivable to Seller.  On the Accounts Receivable Deadline, the Accounts Receivable Amount, plus interest earned on such amount, shall be paid out of escrow as follows:

(i)                   If one hundred percent (100%) of the Accounts Receivable has been collected on the Accounts Receivable Deadline or if Buyer has not acted in good faith and used its best efforts from the Closing Date through the Accounts Receivable Deadline in accordance with industry standards for collection of accounts receivable to collect the Accounts Receivable and also Seller’s accounts receivable that are more than 60 days past due on the Closing Date, then Seller shall be paid all of the Accounts Receivable Amount, plus interest earned on such amount.

(ii)                 If less than one hundred percent (100%) of the Accounts Receivable have been collected on the Accounts Receivable Deadline and provided that Buyer has acted in good faith and used its best efforts from the Closing Date through the Accounts Receivable Deadline in accordance with industry standards for collection of accounts receivable to collect the Accounts Receivable and also Seller’s accounts receivable that are more than 60 days past due on the Closing Date, then:

(A)                If the amount of uncollected Accounts Receivable is more than the Accounts Receivable Amount, then Buyer shall be paid all of the Accounts Receivable Amount, plus interest earned on such amount.

(B)                If the amount of uncollected Accounts Receivable is less than the Accounts Receivable Amount, then the Buyer shall be paid the amount of uncollected Accounts Receivable out of the Accounts Receivable Amount, plus interest earned on such amount, and the Seller shall be paid the difference between the Accounts Receivable Amount and the amount of uncollected Accounts Receivable, plus interest earned on such amount.

(c)                 Holdback.  The Holdback, plus interest earned on such amount, will be delivered to Seller on the date which is twelve (12) months after the Closing Date (the “HoldbackDelivery Date”). If Buyer has made a good faith claim or claims for indemnification under Section 7 hereof on or prior to the Holdback Delivery Date, then notwithstanding the provisions of this Subsection 2.4(c), the Escrow Agent shall continue to hold that portion of the Holdback otherwise required to be delivered on the Holdback Delivery Date or equal to the amount of such claim or claims (plus interest earned on such amount) until the validity of Buyer’s indemnification claim or claims has been determined pursuant to the provisions of the Escrow Agreement.  Buyer shall become the owner of that portion of the Holdback equal to the amount of the claim or claims determined to be valid (plus interest earned on such amount), and the balance (plus interest on such amount) shall be delivered to Seller.  Any indemnification to which Buyer shall be entitled under Section 7 hereof shall be limited to the amount of the Holdback.

SECTION 11.  CLOSING

11.1            Date of Closing.  The purchase and sale contemplated by this Agreement (the “Closing”) shall take place on November 17, 2006 (the “Closing Date”); provided, however, the Closing Date may be postponed to a date mutually agreed by the parties.  The Closing may be completed in separate locations with the use of fax or email and signatures in counterparts as permitted under Section 8.12 below.

11.2            Conditions to Obligation of Buyer and of Seller to Closing.

(a)                 Seller.  The only conditions to the obligation of Seller to the Closing, which can be waived by Seller in its sole discretion, shall be (i) the delivery by Buyer of the Buyer closing deliveries set forth below in Section 3.3 on the Closing Date, and (ii) the closing on the Closing Date of Buyer’s acquisition of Seller’s frozen food distribution business in the state of Florida pursuant to an Asset Purchase Agreement for Seller’s Florida assets of even date with this Agreement.

(b)                 Buyer.  The only conditions to the obligation of Buyer to the Closing, which can be waived by Buyer in its sole discretion, shall be (i) the delivery by Seller of the Seller closing deliveries set forth below in Section 3.4 on the Closing Date, (ii) Seller’s compliance with the covenant set forth in Section 6.12, and (iii) the closing on the Closing Date of Buyer’s acquisition of Seller’s frozen food distribution business in the state of Florida pursuant to an Asset Purchase Agreement for Seller’s Florida assets of even date with this Agreement.

11.3            Buyer Deliveries at Closing.  At the Closing, the Buyer shall deliver (and shall have executed any deliverable as necessary) to Seller each of the following:

(a)                 the Purchase Price payable in accordance with Section 2.3;

(b)                 the Bill of Sale and Assignment of Purchased Assets (other than the Owned Vehicles) in the form attached hereto as Schedule 3.3(b) (“Bill of Sale and Assignment of Purchased Assets”);

(c)                 the Bill of Sale and Assignment of Owned Vehicles in the form attached hereto as Schedule 3.3(c) (“Bill of Sale and Assignment of Owned Vehicles”); and

(d)                 the Escrow Agreement.

11.4            Seller Deliveries at Closing:  At the Closing, the Seller shall deliver (and shall execute any deliverable as necessary) to Buyer each of the following:

(a)                 the Bill of Sale and Assignment of Purchased Assets;

(b)                 the Bill of Sale and Assignment of Owned Vehicles;

(c)                 all endorsements, assignments and other instruments of conveyance that shall be necessary and sufficient to transfer title to the remaining Purchased Assets to Buyer;

(d)                 physical possession and control of the Purchased Assets;

(e)                 the Escrow Agreement; and

(f)                  UCC-3 Financing Statements, discharges and releases, releasing all Liens on the Purchased Assets.

SECTION 12.  REPRESENTATIONS AND WARRANTIES OF THE SELLER.

                Seller represents and warrants to Buyer, as of the date of this Agreement and as of the Closing Date, as follows:

12.1            Disclosure Schedule.  Seller has delivered to Buyer individually numbered schedules (collectively, the “Disclosure Schedule”) corresponding to the subsections of this Agreement.  Each individual schedule in the Disclosure Schedule contains exceptions to the specifically identified section and subsection contained in this Section  and sets forth each exception in reasonable detail, with attached documentation as necessary to reasonably explain the exception.  Any exception to the representations and warranties contained in a section or subsection of this Section is described in a separate schedule of the Disclosure Schedule that specifically identifies the applicable section or subsection of this Section and shall be deemed to modify the representation and warranty contained in this Agreement.  To the knowledge of the Seller, the Disclosure Schedule is complete and accurate in all respects.  To the knowledge of the Seller, Seller has provided Buyer with true and complete copies of all documents referenced in the Disclosure Schedule.

12.2            Authorization; Enforceability.  The execution, delivery and performance by Seller of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby are within the corporate power and authority of Seller and have been duly authorized by all necessary corporate action on the part of Seller.  This Agreement and the Transaction Documents have been duly executed and delivered by and constitute the legal, valid and binding obligation of the Seller, enforceable against it in accordance with its respective terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

12.3            No Conflict or Violation.  The execution, delivery and performance by the Seller of the Transaction Documents does not and will not violate or conflict with any provision of the Articles of Incorporation or By-Laws of the Seller.

12.4            Acquired Inventory.  The Seller has good and marketable title to the Acquired Inventory.  The Acquired Inventory shall (a) not be damaged, defective or obsolete, (b) be readily usable or saleable, (c) meet all applicable requirements of any applicable Governmental Authority, and (d) meet all other applicable quality standards for manufacturing or resale.

12.5            Brokers.  Except for the fees payable to Duff & Phelps, LLC, the Seller has not incurred or become liable for any broker’s commission or finder’s fee relating to or in connection with the transactions contemplated by this Agreement.

12.6            Accuracy of Statements.  No representation or warranty made by any Seller in this Agreement, or any written statement, certificate, or schedule furnished, or to be furnished, to Buyer pursuant to this Agreement, or in connection with the transactions contemplated by this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements not misleading.  The representations and warranties of Seller shall be deemed to be made as of the Closing Date.

12.7            Litigation.  To Seller’s knowledge, there is no claim, legal action, suit, arbitration, investigation or hearing of which the Seller has received notice, notice of claim or other legal, administrative or governmental proceedings pending against Seller or any of the Purchased Assets (or in which the Seller is a plaintiff or otherwise a party thereto) relating to the Purchased Assets.

12.8            Environmental Compliance Matters.  To Seller’s knowledge, Seller has not received any notice of any claim, proceeding or investigation under federal, state or local law relating to air, soil, subsurface and water pollution, soil monitoring and the storage, treatment, disposal, removal, remediation, release, discharge or emission or any Hazardous Material (as defined below) with respect to the real property subject to the leases identified in Schedule 2.1(c). For the purposes of this Agreement, Hazardous Material shall mean any flammables, asbestos, explosives, radioactive materials, hazardous wastes, toxic substances or related materials, including, without limitation, any substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” or “toxic substances” under any applicable federal, state, or local laws, rules, regulations or orders or which federal, state or local laws, rules, regulations or orders designate as potentially dangerous to public health and/or safety when present in the environment.

12.9            Leases.  To Seller’s knowledge, Seller has not received any notice of a default by any party to the real property leases identified on Schedule 2.1(a), the vehicle leases described in Section 2.1 (h), or the equipment lease identified on Schedule 2.1(j).

12.10         Knowledge; Disclosure.

(a)                 Whenever a representation or warranty made by the Seller herein refers to the knowledge of the Seller, such knowledge shall be deemed to consist of the actual or constructive knowledge, possessed or which would be possessed, after reasonable inquiry of appropriate management personnel of Seller, and review of the books and records of Seller on the Closing Date of either David Stein or Frank Orfanello.

(b)                 Notwithstanding anything to the contrary contained in this Agreement or in the Disclosure Schedule, any information disclosed in one Section of the Disclosure Schedule shall be deemed to be disclosed in another Section of the Disclosure Schedule to which such information may reasonably apply so long as such disclosure with respect to such information is in sufficient detail to enable a reasonable reader to identify its applicability to the relevant provision of the Agreement.  Certain information set forth in the Disclosure Schedule is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement.  The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by the Seller in this Agreement or that such information is material, nor shall such information be deemed to establish a standard of materiality, nor shall it be deemed an admission of any liability of, or concession as to any defense available to, the Seller.

SECTION 13.  REPRESENTATIONS AND WARRANTIES OF THE BUYER.

                The Buyer hereby represents and warrants to the Seller, as of the date of this Agreement and as of the Closing Date, as follows:

13.1            Authorization; Enforceability. The execution, delivery and performance by Buyer of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby are within the corporate power and authority of Buyer and have been duly authorized by all necessary action on the part of Buyer.  This Agreement and the Transaction Documents have been duly executed and delivered by and constitute the legal, valid and binding obligation of Buyer, enforceable against it in accordance with its respective terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

13.2            No Conflict or Violation.  The execution, delivery and performance by the Buyer of the Transaction Documents does not and will not violate or conflict with any provision of the Articles of Incorporation or By-laws of the Buyer and does not and will not violate any provision of law, or any order, judgment or decree of any court or other Governmental Authority or regulatory authority.

13.3            Consents and Approval. No consent, waiver, authorization or approval of any Governmental Authority or regulatory authority, domestic or foreign, or of any other Person, is required by the Buyer in connection with the execution and delivery of the Transaction Documents by the Buyer or the performance by the Buyer of its obligations thereunder.

13.4            No Litigation.  There are no Proceedings, pending or, to the knowledge of the Buyer, threatened, before any federal, state or local court or Governmental Authority, or before any arbitrator of any nature, brought by or against the Buyer or any of its officers, directors, employees, agents or Affiliates as to which there is a reasonable likelihood of an adverse determination and which, if adversely determined (a) would delay, hinder or prevent the consummation of the transactions contemplated by this Agreement by Buyer, or (b) would have a Material Adverse Effect on the ability of Buyer to perform its obligations under this Agreement.

13.5            Brokers.  The Buyer has not incurred or become liable for any broker’s commission or finder’s fee relating to or in connection with this Agreement or the transactions contemplated hereby.

13.6            Access.  The Buyer acknowledges that Seller has provided Buyer with statements of Seller’s Acquired Inventory, Accounts Receivable and Assumed Trade Payables calculated as of November 9, 2006.  The Buyer acknowledges that up through the date of this Agreement, Seller has provided Buyer with reasonable access to the properties, books, records and employees of Seller’s West Coast Operations.  The Buyer represents and warrants that it has reviewed all documents made available to it (either directly by Seller and its representatives or by accessing such documents on a public website) among Seller, Dreyer’s Grand Ice Cream, Inc. and Nestle Ice Cream Company, LLC.

SECTION 14.  additional COVENANTS.

The Seller and Buyer covenant and agree as follows:

14.1            Collection of Receivables.  Pursuant to Section 2.4(b), Buyer shall have the right, authority and obligation after the Closing Date and until the Accounts Receivable Deadline to collect all Accounts Receivables and also Seller’s accounts receivable that are more than 60 days past due on the Closing Date.  Buyer will promptly pay to Seller any amounts Buyer collects on Seller’s accounts receivable that are more than 60 days past due on the Closing Date. On the Accounts Receivable Deadline, Buyer agrees to immediately turn over the collection of any uncollected Accounts Receivable and also Seller’s uncollected accounts receivable that are more than 60 days past due on the Closing Date, to a collections agency of Seller’s choice who shall be instructed to pay any amounts collected on such Accounts Receivable to Seller.  Seller acknowledges and agrees that if Seller is paid amounts for Accounts Receivable after the Closing Date and before the Accounts Receivable Deadline, Seller shall promptly pay such funds to Buyer.

14.2            Payment of Assumed Trade Payables.  Buyer will pay all Assumed Trade Payables within sixty (60) days after the Closing Date; provided, however, that payment of a particular Assumed Trade Payable may be delayed for a commercially reasonable period in the event of a bona fide dispute with the vendor of a particular Assumed Trade Payable if the Buyer acts in good faith to resolve such bona fide dispute.

14.3            Confidentiality.

(a)                 The Buyer acknowledges that the information provided to it in connection with the transactions contemplated hereby remains subject to the terms of a confidentiality agreement dated August 10, 2006 through the Closing Date.

(b)                 For a period of two (2) years after the Closing Date, the Buyer will keep confidential and will not use or disclose to any Person any and all confidential information provided to it by the Seller or its Affiliates or their representatives concerning the Seller or its Affiliates or their respective businesses other than information that is included in the Purchased Assets.  From and after the Closing, the Seller will keep confidential and will not use or disclose to any Person any and all confidential information that is expressly included in the Purchased Assets; provided that the foregoing shall not include financial information relating to historical operations of the Seller’s business as necessary in connection with the Seller’s and its Affiliates retained operations.

14.4            Press Release.  Prior to and subsequent to the Closing, the parties hereto will, and will cause each of their Affiliates and representatives to, maintain the confidentiality of this Agreement and will not, and will cause each of their Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other parties hereto, issue or cause publication of any such press release or public announcement to the extent that such party reasonably determines, after consultation with outside legal counsel, such action to be required by law or by the rules of any applicable self-regulatory organization, in which event such party will use its commercially reasonable efforts to allow the other parties hereto reasonable time to comment on such press release or public announcement in advance of its issuance.

14.5            West Coast Operations Employees.  Seller will act in good faith in providing Buyer access to employees of Seller’s West Coast Operations prior to the Closing Date and Seller will assist in the transitioning of employees of Seller’s West Coast Operations. Notwithstanding the foregoing, Buyer and each employee of Seller’s West Coast Operations will need to mutually agree that such employee will become an employee of Buyer, and accordingly, Seller makes no covenant concerning Buyer’s ability to hire any employee of the West Coast Operations.

14.6            Distribution Agreement.  Within thirty (30) days after the Closing Date, Integrated Brands, Inc. and Buyer will commence in good faith negotiations concerning mutually agreeable terms of a distribution agreement in accordance with normal and customary business practices pursuant to which Integrated Brands, Inc. will give Buyer the right to distribute certain products of Integrated Brands, Inc. in the non-grocery store channel in certain territories.

14.7            Norwalk Sublease.  After the Closing Date, Integrated Brands, Inc. and Buyer will commence in good faith negotiations concerning mutually agreeable terms of a sublease of a portion of the premises located at 12919 Lewa St., Norwalk, California 90650 (“Norwalk Facility”), subject to the terms of any lease in effect on the Closing Date for the Norwalk Facility, for a monthly rental rate of approximately $12,500 per month which is inclusive of rent, common area expenses, taxes, insurance and utilities, and with the parties able to terminate with 60 days notice.

14.8            Removal of Identifiers.  Within thirty (30) days after the Closing Date, Buyer will remove all of the trademarks, logos and other intellectual property of Seller or any third parties (“Identifiers”) from all vehicles, equipment, signage and other similar usage of such Identifiers on the Purchased Assets.  For thirty (30) days after the Closing Date, Seller hereby grants to Buyer a non-exclusive, non-transferable license to use the Identifiers of Seller on vehicles, signage and other similar usage of such Identifiers of Seller on the Purchased Assets if the Identifier of Seller was used on such item on the Closing Date.

14.9            Department of Transportation Numbers.  Promptly after the Closing Date, Buyer will apply Buyer’s Department of Transportation Numbers to all vehicles acquired as Purchased Assets.

14.10         Phone Service.  Buyer has requested that Seller continue phone service for the month of November at Seller’s facilities listed on Schedule 6.10 which schedule shall be delivered by Buyer on the Closing Date.  Buyer shall pay to Seller the costs of such phone services from the Closing Date through November 30, 2006 within five (5) days of receipt of an invoice from Seller for such costs.

14.11         Post-Closing Adjustments.  In order to facilitate the Closing occurring on the Closing Date, the parties acknowledge that the contents of each of the schedules for Acquired Inventory, Accounts Receivable and Assumed Trade Payables reflects the contents of the items in that particular schedule as of a few days prior to the Closing Date.  No later than thirty (30) days after the Closing Date, the Buyer and the Seller agree to reconcile the actual contents of each of the schedules for Acquired Inventory, Accounts Receivable and Assumed Trade Payables on the Closing Date against the respective schedule to this Agreement and if this reconciliation indicates that one party owes money to the other party, each party covenants and agrees to promptly pay any such money it owes to the other party.  Integrated Brands, Inc. agrees to guarantee payment of any amounts that the parties agree that Seller owes to Buyer as a result of the reconciliation contemplated by this Section 6.11.

14.12         Conduct of Business.  During the period from the date hereof until the Closing Date, the Seller will conduct the business of the West Coast Operations consistent with how the business of the West Coast Operations has been run during the week preceding the date hereof.

14.13         Efforts to Perform.  Seller and Buyer each shall use its commercially reasonable efforts to satisfy the covenants set forth in Section 6 of this Agreement in a timely and expeditious manner.

14.14         Freezer Assets.  Liabilities associated with a freezer asset shall be split 50/50 by Buyer and Seller.  If Buyer seeks payment from Seller for a freezer asset that is listed on Schedule 2.1(g) not being located by Buyer within thirty (30) days of the Closing Date, Seller shall have the right to conduct its own audit concerning such freezer assets and in such event, Buyer shall provide Seller with reasonable access to Buyer’s facilities and employees to allow Seller to conduct such audit.

14.15         Transition Services. Seller will provide the services set forth on Schedule 6.15 as requested by Buyer for a period not to exceed thirty (30) days after the Closing Date. Seller shall pay to Buyer the Transition Services Fee for such services on the Closing Date. The Transition Services Fee shall not be refundable if Buyer asks Seller to stop providing the services set forth on Schedule 6.15.

SECTION 15.  SURVIVAL AND INDEMNIFICATION.

15.1            Survival of Representations and Warranties.  All representations and warranties of the Seller and the Buyer in this Agreement or in any instrument delivered pursuant to this Agreement shall be effective as of the Closing Date, and shall survive and continue until the date that is twelve (12) months following the Closing Date; provided, that if any claims for indemnification have been asserted with respect to any such representations and warranties prior to the end of such period, the representations and warranties on which any such claims are based shall continue in effect until final resolution of any claims.  All covenants and agreements to be performed pursuant to this Agreement shall continue indefinitely, subject to applicable statutes of limitation.

15.2            Indemnification by the Seller.  Notwithstanding the Closing or the delivery of the Purchased Assets and regardless of any investigation at any time made by or on behalf of the Buyer, the Seller shall indemnify and fully defend, save and hold the Buyer, any Affiliate of the Buyer and its shareholders, directors, officers, managers, agents, employees, successors and assigns (the “Buyer Indemnitees”), harmless if any Buyer Indemnitee shall at any time or from time to time suffer any demand, claim, damage, liability, loss, cost, expense (including all reasonable attorneys’ fees and expenses of investigation), deficiency, interest, penalty, impositions, assessments or fines (collectively, “Losses”) to the extent arising out of or resulting from, any one or more of the following:

(a)                 any untruth or inaccuracy in any representations of the Seller contained in this Agreement or the Transaction Documents;

(b)                 any failure of the Seller to duly perform or observe any term, provision, covenant, agreement contained herein or the Transaction Documents on the part of the Seller to be performed or observed; and

(c)                 any claim or cause of action by any party against any Buyer Indemnitiees to the extent arising out of or related to the operation of the Purchased Assets by the Seller on or before the Closing Date, except for claims or causes of action related to liabilities specifically assumed by Buyer herein.

15.3            Limitations on Indemnification by Seller.

(a)                 The indemnification obligations of the Seller pursuant to Section 7.2 shall be limited as follows:

(i)                   The Seller shall have no obligation to provide any indemnification until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant to Section 7.2 exceeds Twenty-five Thousand Dollars ($25,000) (the “Threshold Amount”), and then only to the extent such aggregate amount exceeds such Threshold Amount;

(ii)                 The Seller shall not be obligated to indemnify any Buyer Indemnitees pursuant to Section 7.2 for any amount of indemnifiable Losses in excess of the Holdback (the “Maximum Amount”);

(iii)                The Seller shall not be obligated to indemnify any Buyer Indemnitees for any Loss relating to a freezer located in a customer location; and

(iv)               The Seller shall not obligated to indemnify any Buyer Indemnitees for any Loss relating to a Buyer Indemnitees use of intellectual property of any third party.

Notwithstanding anything herein to the contrary, the limitations set forth in Section 7.3 shall not apply to or with respect to claims for fraud or intentional breach.

(b)                 Payments pursuant to Section 7.2 shall be further limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity distribution or other similar payment actually received by Buyer Indemnitees from any third party with respect thereto (less any out of pocket costs or expenses resulting therefrom).  A Buyer Indemnitee shall exhaust all of its remedies against applicable insurers, indemnitees or contributors or any other party prior to seeking indemnification hereunder.  The amount of Losses otherwise recoverable under Section 7.2 shall be adjusted to the extent to which any federal, state, local or foreign tax liabilities or benefits are actually realized by the Buyer Indemnitees by reason of any Losses or indemnity payment hereunder in the year of the Loss.

(c)                 No Buyer Indemnitee shall be entitled to any indemnification hereunder with respect to any breach of any representation, warranty or covenant with respect to which (i) any shareholder, director, officer, employee, representative or agent of Buyer had actual knowledge, at any time prior to the Closing, of such breach, that such breach was threatened or of the events, circumstances or conditions constituting or resulting in such breach, or (ii) to the extent Buyer or such Buyer Indemnitee could have, with reasonable efforts, mitigated or prevented the Buyer Losses with respect to such breach.

(d)                 Notwithstanding anything herein to the contrary, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Buyer or a Buyer Indemnitee, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

(e)                 Neither the Seller nor any of its Affiliates shall have any liability under any provision of this Agreement for any consequential, exemplary or punitive damages or any multiple of damages or diminution in value.  Buyer and each Buyer Indemnitee, shall take all reasonable steps to mitigate Buyer Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to such Buyer Losses.

(f)                  Any actual indemnity payment under Section 7.2 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

15.4            Procedures for Indemnification.   The Buyer Indemnitees and Seller Indemnitees shall be referred to in this Section 7.4 as the “Indemnitees”.  Indemnitees shall give the party against whom indemnification is sought pursuant to this Section 7 (the “Indemnifying Person”) prompt notice of any written claim, demand, assessment, action, suit or Proceeding to which the indemnity set forth in this Section 7 applies.  If the document evidencing such claim or demand is a court pleading, the Indemnitee shall give such notice, including a copy of such pleading, within seven (7) days of receipt of such pleading, otherwise, the Indemnitee shall give such notice within thirty (30) days of the date it receives written notice of such claim.  Failure to give timely notice of a matter which may give rise to an indemnification claim shall not affect the rights of the Indemnitee to collect such Loss from the Indemnifying Person so long as such failure to so notify does not materially adversely affect the Indemnifying Person’s ability to defend such Loss against a third party.

If the Indemnitee’s request for indemnification arises from the claim of a third party, the Indemnifying Person may, at its option, assume control of the defense of any such claim, or any litigation resulting from such claim so long as (a) the Indemnifying Person gives written notice to the Indemnitee within twenty (20) days after the Indemnitee has given notice of the third party claim that the Indemnifying Person will indemnify the Indemnitee from and against the entirety of any and all Losses the Indemnitee may suffer resulting from, arising out of, relating to, in the nature of, or caused by the third party claim, (b) the Indemnifying Person provides the Indemnitee with evidence reasonably acceptable to the Indemnitee that the Indemnifying Person will have adequate financial resources to defend against the third party claim and fulfill its indemnification obligations hereunder, (c) the third party claim involves only money damages and does not seek an injunction or other equitable relief against the Indemnitee, (d) the Indemnitee has not been advised in writing by counsel that an actual or potential conflict exists between the Indemnitee and the Indemnifying Person in connection with the defense of the third party claim, (e) settlement of, an adverse judgment with respect to or the Indemnifying Person’s conduct of the defense of the third party claim is not, in the good faith judgment of the Indemnitee, likely to be adverse to the Indemnitee’s reputation or continuing business interests (including its relationships with current or potential customers, suppliers or other parties material to the conduct of its business) and (f) the Indemnifying Person conducts the defense of the third party claim actively and diligently.  The Indemnitee may retain separate co-counsel at its sole cost and expense and participate in the defense of the third party claim; provided, however, that the Indemnifying Person will pay the reasonable fees and expenses of separate co-counsel retained by the Indemnitee that are incurred prior to Indemnifying Person’s assumption of control of the defense of the third party claim.

Failure by the Indemnifying Person to notify the Indemnitee of its election to defend a complaint by a third party within twenty (20) days shall be a waiver by the Indemnifying Person of its right to respond to such complaint and within thirty (30) days after notice thereof shall be a waiver by the Indemnifying Person of its right to assume control of the defense of such claim or action.  If the Indemnifying Person assumes control of the defense of such claim or litigation resulting therefrom, the Indemnifying Person shall take all reasonable steps necessary in the defense or settlement of such claim or litigation resulting therefrom.  The Indemnifying Person shall not, in the defense of such claim or litigation, consent to entry of any judgment against any Indemnitee or enter into any settlement, involving any Indemnitee, except in either case with written consent of the Indemnitee, which consent shall not be unreasonably withheld or delayed.  The Indemnitee shall furnish the Indemnifying Person in reasonable detail all information the Indemnitee may have with respect to any such third-party claim and shall make available to the Indemnifying Person and its representatives all records and other similar materials which are reasonably required in the defense of such third-party claim and shall otherwise cooperate with and assist the Indemnifying Person in the defense of such third-party claim.

If the Indemnifying Person does not assume control of the defense of any such third-party claim or litigation resulting therefrom, the Indemnitee may defend against such claim or litigation in such manner as it may reasonably deem appropriate, and the Indemnifying Person shall indemnify the Indemnitee from any Loss indemnifiable under Section 7 incurred in connection therewith.  The Indemnifying Person shall not be obligated to the Indemnitee for any settlement or consent to a stay of judgment made by any Indemnitee if such settlement or consent is entered into without the prior written consent of the Indemnifying Person which consent shall not be unreasonably withheld or delayed.

If the Indemnitee should have a claim against the Indemnifying Person that does not involve a third party claim, the Indemnitee shall deliver a notice of such claim to the Indemnifying Person.  If the Indemnifying Person notifies the Indemnitee that it does not dispute the claim described in such notice or fails to notify the Indemnitee within thirty (30) days after delivery of such notice by the Indemnitee whether the Indemnifying Person disputes the claim described in such notice, the Loss in the amount specified in the Indemnitee’s notice will be conclusively deemed a liability of the Indemnifying Person and the Indemnifying Person shall pay the amount of such Loss to the Indemnitee on demand.  If the Indemnifying Person has timely disputed its liability with respect to such claim, a senior executive of each of the Indemnifying Person and the Indemnitee with full negotiating authority will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through the negotiations of such executives within sixty (60) days after the delivery of the Indemnitee’s notice of such claim, such dispute shall be resolved fully and finally by a court of competent jurisdiction.

15.5            Indemnification by the Buyer.  Notwithstanding the Closing or the delivery of the Purchased Assets, the Buyer shall indemnify and fully defend, save and hold the Seller, any other Affiliate of the Seller, and its shareholders, directors, officers, agents, employees, successors and assigns (the “Seller Indemnitees”), harmless if any Seller Indemnitee shall at any time or from time to time suffer any Losses arising out of or resulting from, or shall pay or become obligated to pay any sum on account of, any one or more of the following:

(a)                 any untruth or inaccuracy in any representation of the Buyer or the breach of any warranty of the Buyer contained in this Agreement or the Transaction Documents;

(b)                 any failure of the Buyer to duly perform or observe any term, provision, covenant, agreement or condition contained in this Agreement or the Transaction Documents on the part of the Buyer to be performed or observed; and

(c)                 any claim or cause of action by any party against any Seller Indemnitee to the extent arising out of or related to the operation of the Purchased Assets by the Buyer on or after the Closing Date.

15.6            Limitations on Indemnification by Buyer.

(a)                 Payments pursuant to Section 7.5 shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity distribution or other similar payment actually received by Seller Indemnitees from any third party with respect thereto.  A Seller Indemnitee shall exhaust all of its remedies against applicable insurers, Indemnitees or contributors or any other party prior to seeking indemnification hereunder.  The amount of Losses otherwise recoverable under Section 7.5 shall be adjusted to the extent to which any federal, state, local or foreign tax liabilities or benefits are realized by the Seller Indemnitees by reason of any Losses or indemnity payment hereunder.

(b)                 Notwithstanding anything herein to the contrary, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Seller or a Seller Indemnitee, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

(c)                 Neither the Buyer nor any of its Affiliates shall have any liability under any provision of this Agreement for any consequential, exemplary or punitive damages or any multiple of damages (other than such damages for the benefit of a third party).  Seller and each Seller Indemnitee, shall take all reasonable steps to mitigate Seller Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any events that could reasonably be expected to give rise to such Seller Losses.

(d)                 Any actual indemnity payment under Section 7.5 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

(e)                 No Seller Indemnitee shall be entitled to any indemnification hereunder with respect to any breach of any representation, warranty or covenant with respect to which (i) any shareholder, director, officer, employee, representative or agent of Seller had actual knowledge, at any time prior to the Closing, of such breach, that such breach was threatened or of the events, circumstances or conditions constituting or resulting in such breach, or (ii) to the extent Seller or such Seller Indemnitee could have, with reasonable efforts, mitigated or prevented the Seller Losses with respect to such breach. Notwithstanding the foregoing, this limitation shall not apply with respect to knowledge, if any, of any shareholder, director, officer, employee, representative or agent of Seller with respect to the use of intellectual property of third parties on vehicles, signage and other similar usage on the Purchased Assets before or after the Closing.

15.7            Successors and Assigns.  All of the rights and obligations of the Seller and the Buyer pursuant to this Section 7 shall survive any sale, assignment or other transfer by the Buyer of title to or interest in any of the Purchased Assets or any part thereof and shall apply to and bind each and every successor and assign of the Buyer to any of the Purchased Assets.

15.8            Remedies Exclusive.  From and after the Closing, the rights of the parties to indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Section 7, and such indemnification rights shall be the exclusive remedies of the parties subsequent to the Closing Date with respect to this Agreement except for remedies for fraud or specific performance, injunctive or other equitable relief.  To the maximum extent permitted by law, the parties hereby waive all other remedies for breach of this Agreement and/or the representations, warranties and covenants in this Agreement, whether under any laws, at common law or otherwise.

15.9            Materiality.   Any qualifications in the representations, warranties and covenants with respect to a Material Adverse Effect, materiality, material or similar terms will not have any effect with respect to the calculation of the amount of any Losses or the application of the Threshold Amount pursuant to Section 7.3(a).

SECTION 16.  MISCELLANEOUS.

16.1            Successors and Assigns.  Except as permitted below, neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, in whole or in part, by operation of law or otherwise by the parties hereto.  Any assignment in violation of the preceding sentence will be void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.  Notwithstanding the foregoing, Buyer may assign all or any part of its right and obligations hereunder, provided Buyer remains liable for all such obligations.

16.2            Governing Law; Jurisdiction.  This Agreement will be governed by, and construed in accordance with, the internal laws of the State of New York regardless of the laws that might otherwise govern under applicable principles of conflict of laws.

16.3            Expenses.  Except as otherwise provided herein, each of the parties hereto shall pay its own expenses in connection with this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, including, without limitation, any legal and accounting fees, whether or not the transactions contemplated hereby are consummated.

16.4            Severability.  In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.

16.5            Notices.  All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if delivered personally, sent by overnight courier (providing proof of delivery), or via facsimile to the parties at the following addresses (or at such other address for a party as specified by like notice):

If to the Seller:

Eskimo Pie Frozen Distribution, Inc.

c/o Integrated Brands Inc.

4175 Veterans Highway

Ronkonkoma, NY 11779

Attention: David J. Stein

Fax: (631) 737-9792

Copy to:

Hanson Bridgett

425 Market Street – 26th Floor

San Francisco, CA  94105

Attn:   Vicki L. Randall, Esq.

Fax: (415) 995-5008

If to the Buyer:

Southwest Traders Inc.

27565 Diaz Road

Temecula, CA 92590

Attn:    Kenneth C. Smith

Fax:  (951) 699-5717

Copy to:

Scott T. Schafer, Esq.

148 Woodward Ave.

Escondido, CA 92025

Fax:  (760) 781-1771

Any party may change its address for the purpose of this Section by giving the other party written notice of its new address in the manner set forth above.

16.6            Amendments; Waivers.  This Agreement may be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the parties hereto, or in the case of a waiver, by the party waiving compliance.  Any waiver by any party of any condition, or of the breach of any provision, term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be nor construed as further or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

16.7            Entire Agreement.  This Agreement and the schedules hereto and the Transaction Documents contain the entire understanding between the parties hereto with respect to the transactions contemplated hereby and thereby and supersedes and replaces all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions.  All schedules hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein.

16.8            Parties in Interest.  Nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the Seller and the Buyer and their respective successors and permitted assigns.  Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third Persons to the Seller or the Buyer.  No provision of this Agreement shall give any third Persons any right of subrogation or action over or against the Seller or the Buyer.

16.9            Section and Paragraph Headings.  The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

16.10         Mutual Drafting.  The parties hereto are sophisticated and have been represented by attorneys throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof.  As a consequence, the parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.

16.11         Further Assurances.  From and after the Closing, as and when requested by any party, each party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, at the requesting party’s expense, all such further or other actions, as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement.

16.12         Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument.  Signatures transmitted electronically or by facsimile shall have the same legal and binding effect as original signatures.

                IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                                                                                ESKIMO PIE FROZEN DISTRIBUTION, INC.

                                                                                                By:____________________________________

                                                                                                Name:  David J. Stein

                                                                                                Title:  President

                                                                                                SOUTHWEST TRADERS, INC.

                                                                                                By:____________________________________

                                                                                                Name:  _____________________

                                                                                                Title:  ______________________

Executing only for purposes of Section 6.6, Section 6.7 and Section 6.11 of this Agreement:

                                                                                                INTEGRATED BRANDS, INC.

                                                                                                By:____________________________________

                                                                                                Name:  _____________________

                                                                                      Title:  ______________________

Exhibit 4.16

Intercreditor and Subordination Agreement dated November 17, 2006

INTERCREDITOR AND SUBORDINATION AGREEMENT

INTERCREDITOR AND SUBORDINATION AGREEMENT, dated as of November 17, 2006, (this “Agreement”), by and among 2118769 Ontario Inc., an Ontario corporation (“Ontario”), Michael Serruya, an individual (“Serruya” and together with Ontario, the “Subordinated Creditors”), JPMORGAN CHASE BANK, N.A., in its capacity as administrative agent for itself and the other lenders party to the Integrated Credit Agreement (as defined below) (in such capacity, the “Integrated Agent”), and JPMORGAN CHASE BANK, N.A., in its capacity as administrative agent for itself and the other lenders party to the Americana Credit Agreement (as defined below) (in such capacity, the “Americana Agent” and together with the Integrated Agent, the “Administrative Agent”).

INTRODUCTORY STATEMENT

A.            All capitalized terms used herein and not otherwise defined above or in this Introductory Statement are used as defined in Section 1.

B.            Integrated Brands Inc., Eskimo Pie Frozen Distribution, Inc., Eskimo Pie Corporation and Coolbrands Dairy, Inc., as Borrowers (the “Integrated Borrowers”), the Loan Guarantors party thereto (the “Integrated Loan Guarantors” and together with the Integrated Borrowers, the “Integrated Loan Parties”), the lenders party thereto (the “Integrated Lenders”) and the Integrated Agent entered into that certain Credit Agreement, dated as of April 21, 2006 (as amended, supplemented or otherwise modified from time to time, the “Integrated Credit Agreement”).

C.            Americana Foods Limited Partnership, as Borrower (the “Americana Borrower” and, together with the Integrated Borrowers, the “Borrowers” and each a “Borrower”), the lenders party thereto (the “Americana Lenders” and together with the Integrated Lenders, the “Senior Lenders”) and the Americana Agent entered into that certain Credit Agreement, dated as of April 21, 2006 (as amended, supplemented or otherwise modified from time to time, the “Americana Credit Agreement” and together with the Integrated Credit Agreement, the “Senior Credit Agreements”).

D.            To secure all present and future obligations of the Integrated Borrowers under or in connection with the Integrated Credit Agreement and the other Integrated Loan Documents, pursuant to the Integrated Collateral Documents the Integrated Loan Parties have granted and hereafter may grant to the Integrated Agent Liens in substantially all of such Integrated Loan Parties’ assets, real and personal, tangible and intangible, now existing or hereafter arising or acquired and the proceeds thereof as more particularly set forth in their respective Integrated Collateral Documents (the “Collateral”).

E.            The Integrated Loan Parties (the “Americana Guarantors”) have each executed a Guarantee (collectively, the “Americana Guarantees”) in favor of the Americana Agent pursuant to which the Americana Guarantors have guaranteed the timely payment and performance of the Secured Obligations (as defined in the Americana Credit Agreement).

F.             To secure all present and future obligations of the Americana Guarantors under or in connection with the Americana Guarantees, the Americana Guarantors have granted and hereafter may grant to the Americana Agent Liens in the Collateral owned by them.

G.            Each of the Integrated Loan Parties party thereto, the Integrated Lenders party thereto and the Integrated Agent, entered into that certain Forbearance, Waiver and First Amendment to Credit Agreement, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Forbearance and First Amendment”), pursuant to which, among other things, the Integrated Agent and the Integrated Lenders have agreed to permit the Integrated Loan Parties to grant a junior security interest in the Collateral to the Subordinated Creditors.

H.            It is a condition precedent to the effectiveness of the Forbearance and First Amendment that the parties hereto shall have executed and delivered this Agreement in order to set forth the relative rights and priorities of the Administrative Agent, the Senior Lenders and the Subordinated Creditors under the Senior Debt Documents and the Subordinated Debt Documents.

Accordingly, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Administrative Agent on behalf of the Senior Lenders and the Subordinated Creditors hereby agree as follows:

1.             Defined Terms.

(a)           As used in this Agreement, the following terms shall have the following meanings:

“Alternate Forum” has the meaning given to such term in Section 16 hereof.

“Americana Collateral Documents” means the “Collateral Documents,” as defined in the Americana Credit Agreement.

“Americana Loan Documents” means the “Loan Documents,” as defined in the Americana Credit Agreement.

“Americana Obligations” means all obligations of the Americana Guarantors arising under, with respect to or in connection with any Americana Guarantee.

“Americana Security Agreement” means that certain Pledge and Security Agreement, dated as of April 21, 2006, among the Americana Guarantors and the Americana Agent, for the benefit of the Americana Agent and the Americana Lenders, and any other pledge or security agreement entered into, after the date of this Agreement by any other Integrated Loan Party (as required by the Americana Credit Agreement or any other Americana Loan Document), as the same may be amended, restated or otherwise modified from time to time.

“Avoidance Action” has the meaning given to such term in Section 5 hereof.

“Bankruptcy Code” means The Bankruptcy Reform Act of 1978, as heretofore and hereafter amended, and codified as 11 U.S.C. Section 101 etseq.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

“Holdings” means CoolBrands International Inc., a Canadian federal corporation.

“Indebtedness” means any and all obligations and liabilities, principal, premiums, interest, fees, reimbursement obligations and indemnities, whether now or hereafter existing, absolute or contingent, secured or unsecured, due or not due, joint or several, and however arising (including interest, costs, fees and expenses (including professional fees) and any other amounts accruing after maturity and interest and any other amounts accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding regardless of whether such interest, costs, fees or expenses, including professional fees, is allowable, payable or accruable to the holders of such indebtedness in any such bankruptcy case, proceeding or other action).

“Integrated Collateral Documents” means the “Collateral Documents,” as defined in the Integrated Credit Agreement.

“Integrated Loan Documents” means the “Loan Documents,” as defined in the Integrated Credit Agreement.

                “Integrated Obligations” means the “Secured Obligations,” as defined in the Integrated Credit Agreement.

“Integrated Security Agreement” means the “Security Agreement,” as defined in the Integrated Credit Agreement.

“Indemnification Agreement” means that certain Indemnification and Waiver Agreement, dated as of November 17, 2006, by and among the Subordinated Creditors, the Administrative Agent and the Senior Lenders, as the same may be amended, restated or otherwise modified from time to time.

“Lien” means any mortgage, deed of trust, hypothecation, pledge, security interest, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, preference, priority or other security or preferential arrangement, in each case, of any kind or nature whatsoever (including any right of setoff, any conditional sale or other title retention agreement, any agreement to grant a security interest at a future date, any lease in the nature of security or any agreement having substantially the same economic effect as any of the foregoing, the filing of, or agreement to give or authorize, any financing statement under the Uniform Commercial Code of any jurisdiction, and with respect to any equity interest or other security, any purchase option, call or similar right of a third party with respect to such equity interest or other security).

“Loan Guarantors” has the meaning given to such term in the Integrated Credit Agreement.

“Obligors” means, collectively, the  Integrated  Borrowers, Holdings and the other Integrated Loan Parties.

“Person” shall mean any natural person, corporation, division of a corporation, partnership, limited liability partnership, limited liability company, trust, joint venture, association, company, estate, unincorporated organization or government or any agency or political subdivision thereof.

“Senior Collateral Documents” means, collectively, the Americana Collateral Documents and the Integrated Collateral Documents.

“Senior Credit Termination Date” shall mean the date upon which all of the Senior Debt has been indefeasibly paid in full in cash, any commitment to lend under the Senior Credit Agreements shall have been terminated in its entirety, and all letters of credit issued under or pursuant to the Senior Credit Agreements shall have expired or been terminated, cancelled, surrendered or cash collateralized in accordance with the terms of the Senior Credit Agreements.

“Senior Debt” means, collectively, the Integrated Obligations and the Americana Obligations.

“Senior Debt Documents” means, collectively, the Integrated Loan Documents and the Americana Loan Documents.

“Senior Security Documents” means collectively, the Americana Security Agreement and the Integrated Security Agreement.

“Standby Letter of Credit” means that certain irrevocable standby letter of credit in favor of the Administrative Agent, for the ratable benefit of certain of the Senior Lenders, in the aggregate face amount of $5,000,000, as the same may be amended, restated or otherwise modified from time to time.

“Subordinated Debt” means all obligations of each Obligor to the Subordinated Creditors evidenced by or incurred pursuant to the Subordinated Debt Documents; provided, that the terms of such Subordinate Debt shall not impose on the Obligors any representations, warranties, covenants, events of default or remedies that, in the case of each such representation, warranty, covenant, event of default or remedy, are more restrictive or burdensome to the Obligors than the terms and provisions of the Senior Credit Agreements in effect at the time of the execution of the Subordinated Debt Documents.

“Subordinated Debt Documents” means the Indemnification Agreement and the Standby Letter of Credit.

“Subordinated Security Document” means any pledge or security agreement entered into by either Subordinated Creditor and any Obligor, and all other agreements, documents and instruments executed from time to time in connection therewith, as the same may be amended, restated or otherwise modified from time to time, in each case, as permitted hereunder.

“Uniform Commercial Code” means the Uniform Commercial Code as in effect from time to time in the applicable jurisdiction.

Rules of Construction.  All references to “Sections,” “Exhibits,” “Schedules” and “paragraphs” shall be to Sections, Exhibits, Schedules and paragraphs, respectively, of this Agreement unless otherwise specifically provided.  Any of the terms specified in this paragraph 1 may, unless the context otherwise requires, be used in the singular or the plural depending on the reference.  All references to statutes and related regulations shall include, unless otherwise specifically provided herein, any amendments of same and any successor statutes and regulations, as applicable.  The words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation.”

2.             Subordination.

(a)           Payment.  (i) The Subordinated Creditors hereby irrevocably agree that any and all Subordinated Debt shall be in all respects subordinate, junior and inferior in right of payment and collection to the prior indefeasible payment in full in cash of any and all Senior Debt.  In the event of any receivership, insolvency, bankruptcy, assignment for the benefit of creditors, readjustment of indebtedness, composition, reorganization (whether or not pursuant to bankruptcy laws), sale of all or substantially all of the assets, dissolution, winding up, liquidation, or any other marshalling of the assets and liabilities of any of the Obligors while any of the Senior Debt remains outstanding, any payment or distribution of assets of any of the Obligors of any kind or character, whether in cash, securities or other property, which would otherwise be payable to or deliverable to the Subordinated Creditors upon or with respect to any or all of the Subordinated Debt or which would constitute the Collateral or the proceeds of the Collateral shall be paid or delivered directly to the Administrative Agent for application to the Senior Debt in accordance with this Agreement until the Senior Credit Termination Date has occurred.  The Senior Lenders shall have the right to enforce, collect and receive every such payment or distribution and give acquittance therefor.

(ii)           The Subordinated Creditors hereby irrevocably agree that no payment of or on account of the Subordinated Debt shall be made, including by means of setoff, offset, recoupment or by any other means, whether or not there exists a Default or an Event of Default under and as defined in each respective Senior Credit Agreement, or any guaranty therefor enforced, unless and until the Senior Credit Termination Date has occurred. Until the Senior Credit Termination Date, all cash, cash equivalents or other property owned, leased or held by or on behalf of the Obligors shall be subject to this Agreement and the Subordinated Creditors hereby agree that their right to receive any payment or distribution therefrom shall be expressly subordinate and junior in right of payment to the indefeasible payment in cash in full of the Senior Debt.  The Subordinated Creditors hereby irrevocably further agree not to demand, receive or accept on account of the Subordinated Debt any payment prior to the Senior Credit Termination Date.

(b)           Lien.  Notwithstanding anything to the contrary contained in any Senior Debt Document or Subordinated Debt Document and irrespective of (i) the time, order or method of attachment or perfection of the security interests created by any Senior Security Document or Subordinated Security Document; (ii) the time or order of filing or recording of financing statements or other documents filed or recorded to perfect security interests in any Collateral; (iii) anything contained in any filing or agreement to which the Administrative Agent, any Senior Lender or the Subordinated Creditors may now or hereafter be a party; (iv) the rules for determining priority under the Uniform Commercial Code or any other law governing the relative priority of secured creditors; (v) whether the security interest or lien of the Administrative Agent on behalf of the Senior Lenders has been perfected; or (vi) the validity, enforceability or avoidability of any security interest or lien of the Administrative Agent on the Collateral, any security interest of the Subordinated Creditors in any of the Collateral is and shall be subordinate, junior and inferior in priority, operation and effect to any security interest or lien on such Collateral of the Administrative Agent on behalf of the Senior Lenders.  Until the Senior Credit Termination Date, the Subordinated Creditors agree that they shall not (i) except as permitted in paragraph 5 of this Agreement, take any action or enforce any of their rights under the Subordinated Debt Documents in respect of the Subordinated Debt or the Collateral; (ii) take any action or enforce any of their rights in respect of the Collateral, including any action of foreclosure; (iii) contest, protest or object to any foreclosure proceeding or action brought by the Administrative Agent or any Senior Lender or any other exercise by the Administrative Agent or any Senior Lender of any rights or remedies under any Senior Debt Document; (iv) take any action to enforce any of their rights in respect of any other property in or on which the Obligors have granted or may hereinafter grant a security interest or lien to secure the payment of the Subordinated Debt; or (v) amend, modify or supplement those provisions of the Subordinated Debt Documents relating to the Collateral or which would affect, impact or alter the right to payment thereunder to the extent that any such amendment, modification or supplement is adverse to the interests of the Administrative Agent or any Senior Lender; provided that the Subordinated Creditors may file any proof of claim or, subject to the restrictions and limitations placed upon the Subordinated Creditors as set forth in this Agreement, take any action necessary to perfect, protect and preserve their interests under the Subordinated Debt Documents.

(c)           Exercise of Rights and Remedies.  In exercising rights and remedies with respect to the Collateral, the Administrative Agent and the Senior Lenders may enforce the provisions of the Senior Collateral Documents and exercise remedies thereunder and under any other Senior Debt Documents, all in such order and in such manner as they may determine in the exercise of their sole business judgment.  Such exercise and enforcement shall include the rights to sell or otherwise dispose of the Collateral, to incur expenses in connection with such sale or disposition and to exercise all the rights and remedies of a secured lender under the Uniform Commercial Code.

(d)           Release of Lien.  The Administrative Agent’s and the Senior Lenders’ rights with respect to the Collateral include the right to release any or all of the Collateral from the Lien of any Senior Security Document or Subordinated Security Document during the pendency of any Event of Default and/or the exercise of any of the Administrative Agent’s or Senior Lenders’ remedies, including in connection with the sale or other disposition of such Collateral, notwithstanding that the net proceeds of any such sale may not be used to permanently prepay any Senior Debt or Subordinated Debt.  If the Administrative Agent or the Senior Lenders shall determine that the release of the Lien of any Subordinated Security Document on such Collateral is necessary or advisable, the Subordinated Creditors, as applicable, shall execute such release documents and instruments and shall take such further actions as the Administrative Agent or the Senior Lenders shall request.  Each Subordinated Creditor hereby irrevocably constitutes and appoints the Administrative Agent and any officer or agent of the Administrative Agent, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Subordinated Creditor and in the name of such Subordinated Creditor or in the Administrative Agent’s own name, from time to time in the Administrative Agent’s discretion, for the purpose of carrying out the terms of this paragraph, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this paragraph, including any financing statements, endorsements, assignments or other instruments of transfer or release.  Each Subordinated Creditor hereby ratifies all that said attorneys shall lawfully do or cause to be done pursuant to the power of attorney granted in this paragraph.

3.             Turnover of Payments.  Should any payment, distribution or security or the proceeds thereof (whether in cash, property or securities) be received by the Subordinated Creditors on or after the date of this Agreement and prior to the Senior Credit Termination Date on account of or with respect to any Subordinated Debt, the Subordinated Creditors shall forthwith deliver the same to the Administrative Agent for distribution to the Senior Lenders, in the form received (together with any endorsement or assignment by the Subordinated Creditors where required by the Administrative Agent), for application on account of the Senior Debt and, until so delivered, the same shall be held in trust by the Subordinated Creditors, as trustee for the Administrative Agent, for the benefit of the Senior Lenders.

4.             Moratorium on Exercise of Rights and Remedies.

(a)           The Subordinated Creditors agree that the Administrative Agent and the Senior Lenders shall have the sole and exclusive right to enforce rights and exercise remedies with respect to the Collateral.  Accordingly, notwithstanding any other provisions hereof or of the Subordinated Debt Documents to the contrary, the Subordinated Creditors shall not exercise any remedies or rights whatsoever with respect to the Subordinated Debt or the Collateral under the Subordinated Debt Documents or otherwise, including the right to accelerate or demand payment of or sue for arrearage with respect to the Subordinated Debt or commence or join with any other creditor in commencing any proceeding or action for liquidation, dissolution, receivership, insolvency, reorganization or bankruptcy of any Obligor, until the Senior Credit Termination Date.

(b)           Nothing in this Agreement shall impose any duty, responsibility or obligation upon the Administrative Agent or the Senior Lenders with respect to the Collateral, the Obligors, or with respect to amounts owed to the Subordinated Creditors.  All rights and interests of the Administrative Agent and the Senior Lenders, and all agreements and obligations of the Subordinated Creditors, under this Agreement shall remain in full force and effect irrespective of any circumstance which might constitute a defense available to, or a discharge of the Subordinated Creditors or the Obligors in respect of the Senior Debt or in respect of this Agreement.

(c)           The Subordinated Creditors agree and acknowledge that, until the Senior Credit Termination Date has occurred, the Subordinated Creditors shall not exercise any claims or rights by way of subrogation or otherwise as a result of the payment of any amounts to the Administrative Agent or the Senior Lenders on account of the Senior Debt.  This Agreement shall continue to be effective or shall be reinstated, as the case may be, if at any time any lien or security interest asserted by the Administrative Agent or the Senior Lenders is avoided or payment on or in respect of the Senior Debt shall be rescinded or must otherwise be returned by the Administrative Agent or the Senior Lenders upon the insolvency, bankruptcy, reorganization of the Obligors or otherwise, all as though such payment had not been made.

5.             Agreements Regarding Insolvency.

(a)           The Subordinated Creditors hereby irrevocably consent and agree to (i) the granting to the Administrative Agent or the Senior Lenders of any replacement liens or other adequate protection to the Administrative Agent or the Senior Lenders pursuant to 11 U.S.C. §§ 105, 361, 362, 363, 364, 365, 506 or 553; and (ii) any conditions, restrictions or limitations requested by the Administrative Agent or the Senior Lenders with respect to the use by the Obligors of the Administrative Agent’s or the Senior Lenders’ Collateral, including cash collateral.  Until the Senior Credit Termination Date, the Subordinated Creditors agree that they will not extend credit or grant any financial accommodation to the Obligors or provide or participate in any debtor-in-possession financing or any exit financing under a plan of reorganization for the Obligors except (a) to the extent such financing is junior to the Senior Debt and secured by Liens junior to the Liens securing the Senior Debt or (b) as part of a debtor-in-possession or exit financing arranged by the Administrative Agent.  To the extent that the Subordinated Creditors have or acquire any rights under 11 U.S.C. §§ 361, 363, 364 or 553 with respect to the Collateral, the Subordinated Creditors hereby agree not to assert such rights without the prior written consent of the Administrative Agent; provided, that if requested by the Administrative Agent, the Subordinated Creditors shall seek to exercise such rights in the manner requested by the Administrative Agent.  Further, the Subordinated Creditors agree that notwithstanding anything in 11 U.S.C. § 506 to the contrary, the Subordinated Creditors’ rights or entitlement to receive any payments in respect of the Subordinated Debt Documents in connection with the Subordinated Debt and the Collateral shall in all respects be junior and subordinate to the Administrative Agent’s and the Senior Lenders’ right to receive interest, costs, fees or expenses, including professional fees, even to the extent the Administrative Agent or the Senior Lenders are deemed unsecured.  In addition, the Subordinated Creditors each irrevocably agrees that it shall not vote in favor of any plan of reorganization or support or promote any such plan proposed under 11 U.S.C. § 1129 by, for or on behalf of the Obligors unless the Administrative Agent and the Senior Lenders vote in favor of such plan; provided, however, that in any bankruptcy case filed by or against the Obligors, the Subordinated Creditors may appear as a party-in-interest pursuant to 11 U.S.C. § 1109 for all purposes subject to the restrictions and limitations contained herein.

(b)           If at any time any liens, security interests, guaranty, undertaking or promise given by any of the Obligors to the Subordinated Creditors is challenged, avoided, voided, disallowed, recharacterized or subordinated in whole or in part (collectively, an “Avoidance Action”), the Subordinated Creditors and the Obligors each hereby acknowledge and agree that such Avoidance Action or its outcome shall not impair, affect, avoid, or limit the Senior Debt, the Administrative Agent’s or the Senior Lenders’ liens, security interests or rights in and to the Collateral, or their respective rights or interests in, to or under this Agreement, the Senior Credit Agreements or the other Senior Debt Documents.

(c)           The provisions of this Agreement shall continue in full force and effect notwithstanding any commencement of a proceeding under the Bankruptcy Code, receivership, insolvency, assignment for the benefit of creditors, readjustment of indebtedness, composition, reorganization (whether or not pursuant to bankruptcy laws), sale of all or substantially all of the assets, dissolution, winding up, liquidation, or any other marshalling of the assets and liabilities of any of the Obligors.

6..            Assignment of Subordinated Debt, etc.  Each Subordinated Creditor is prohibited from assigning or otherwise transferring the Subordinated Debt, the Subordinated Debt Documents or their rights and claims under the Subordinated Debt Documents, except to an assignee or other transferee that has expressly acknowledged and assumed in writing all of the obligations of the Subordinated Creditors under this Agreement.

7.             Continuing Agreement; Modification of Terms of Senior Debt.

(a)           This Agreement shall constitute a continuing agreement of subordination, and the Senior Lenders may, without notice to the Subordinated Creditors, lend additional monies, extend further credit and make other financial accommodations to or for the account of the Obligors in reliance hereon or sell, assign or convey all or a portion of the Senior Debt and/or interest in the Collateral securing such Senior Debt.  The Subordinated Creditors, in advance, hereby irrevocably waive, release and disclaim any rights to direct, compel, request or assert claims against the Administrative Agent or the Senior Lenders to marshall, assemble, arrange, sell, use or dispose of the Collateral or any other property of the Obligors in any order, manner or fashion.

(b)           The Administrative Agent and the Senior Lenders, at any time and from time to time, may enter into such agreement or agreements with the Obligors, as the Administrative Agent and the Senior Lenders may deem proper, granting additional collateral to the Administrative Agent, extending the time of payment or renewing or otherwise altering in any manner the terms of all or any of the Senior Debt or affecting in any manner any security underlying any or all of the Senior Debt, or may exchange, sell or surrender or otherwise deal with any of the Collateral therefor, or may release any balance of funds of the Obligors with the Administrative Agent or the Senior Lenders without notice to the Subordinated Creditors and without in any way impairing or affecting this Agreement.

(c)           Any amendment, supplement, modification, consent or waiver in respect of the observance or performance of the covenants set forth in any Senior Debt Document or any Event of Default (as defined in each respective Senior Credit Agreement) thereunder shall be deemed to be an amendment, supplement, modification, consent or waiver in respect of the observance or performance of the covenants set forth in the Subordinated Debt Documents or any breach or default thereunder arising from the same facts and shall be deemed to be binding on the Subordinated Creditors.

(d)           No right of any present or future holders of any Senior Debt to enforce any of the provisions of this Agreement shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Administrative Agent or the Senior Lenders or any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Obligors with the terms of the Senior Debt Documents or the Subordinated Debt Documents, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.  The holders of the Senior Debt may extend, renew, modify, or amend the terms of the Senior Debt or any security therefor and release, sell or exchange such security or otherwise deal freely with the Obligors, all without affecting the liabilities and obligations of the Subordinated Creditors to the holders of the Senior Debt.

8.             No Modification of Subordinated Debt Documents.  No rights, remedies, claims or privileges created by or in favor of the Subordinated Creditors arising under, with respect to or in connection with the Subordinated Debt Documents or any documents executed in connection therewith may be expanded or enlarged in any respect unless they are not adverse to or detrimental to interests of the Administrative Agent and the Senior Lenders and the Subordinated Debt Documents shall not be amended, modified or changed in any respect, in each case, without the express prior written consent of the Administrative Agent if such amendment, modification or change is adverse to or detrimental to the interests of the Administrative Agent and the Senior Lenders.

9.             Waiver and Amendment.  The Administrative Agent’s or the Senior Lenders’ delay in or failure to exercise any right or remedy shall not be deemed to modify, alter, waive or amend any obligation of the Subordinated Creditors under this Agreement.  The terms of this agreement may be waived, amended, supplemented or modified only by a written instrument executed by the Integrated Borrowers, the other Obligors, the Administrative Agent and the Subordinated Creditors.

10.          Successors and Assigns.  This Agreement shall inure to the benefit of the Administrative Agent’s or the Senior Lenders’ successors and assigns and shall bind the successors and assigns of the Subordinated Creditors.

11.          Application of Payments and Proceeds of Collateral.  Until the occurrence of the Senior Credit Termination Date, all payments received by the Administrative Agent and the Senior Lenders, or any of them, from the Obligors shall be applied as provided in the Senior Credit Agreements.  All proceeds of the Collateral received by the Administrative Agent on behalf of the Senior Lenders shall be applied as provided in the Senior Credit Agreements.  Upon the indefeasible payment in full in cash of all of the Senior Debt and the occurrence of the Senior Credit Termination Date, the Administrative Agent and the Senior Lenders shall turn over to the Subordinated Creditors all Collateral remaining in their possession.

12.          Conditions Precedent.  It shall be a condition precedent to the effectiveness of this Agreement that the Obligors execute and deliver the Forbearance and First Amendment and consent to this Agreement.

13.          Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the State of New York.

14.          Notices.  Notices and other communications provided for herein shall be in writing and shall be delivered by hand, facsimile or mailed by overnight delivery as follows:

(a)           if to the Administrative Agent or Senior Lenders:

Chase Business Credit
1166 Avenue of the Americas
New York, NY 10036
Attention:  Mark A. Cuccinello
Fax:  (212) 899-2929

(b)           if to the Subordinated Creditors:

[______________________]

All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given (x) on the third Business Day after the date when sent, postage prepaid, return receipt requested, if by certified or registered mail, (y) when delivered, if delivered by hand or overnight courier service, or (z) when receipt is acknowledged, if by facsimile.  The names to be used for notices to any party may be changed at any time by such party by giving written notice of any change thereto to each other party entitled to receive notices hereunder.

15.          Further Assurances.  The Subordinated Creditors agree to execute, acknowledge and deliver to the Administrative Agent, upon its request, any further instruments as may be reasonably requested by the Administrative Agent to carry out the intention of or facilitate the performance of this Agreement.  In addition, whenever in this Agreement a provision refers to the Subordinated Creditors receiving no payment or taking no remedial action with respect to the Subordinated Debt or from the Collateral or proceeds of the Collateral prior to Senior Credit Termination Date, the parties intend that upon the Senior Credit Termination Date, the Subordinated Creditors may receive payments or take remedial action in respect of the Subordinated Debt or from the Collateral or proceeds of the Collateral, subject to the requirement that if any payment received in respect of the Senior Debt must subsequently be disgorged, any payments received in respect of the Subordinated Debt or from the Collateral or proceeds of the Collateral will remain subject to the requirements of this Agreement that they be paid over to the Senior Debt to the extent of the payments disgorged and any remedial action taken in respect of the Subordinated Debt or from the Collateral or proceeds of the Collateral shall be discontinued and, to the extent possible, shall be rescinded until the Senior Debt shall again have been paid in full.

16.          EACH OF THE SUBORDINATED CREDITORS, THE ADMINISTRATIVE AGENT AND THE SENIOR LENDERS HEREBY IRREVOCABLY SUBMITS ITSELF TO THE EXCLUSIVE JURISDICTION OF THE SUPREME COURT OF THE STATE OF NEW YORK, NEW YORK COUNTY, AND THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, SITTING IN NEW YORK COUNTY, FOR THE PURPOSE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, AND HEREBY WAIVES, AND AGREES NOT TO ASSERT, BY WAY OF MOTION, AS A DEFENSE OR OTHERWISE, IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF THE ABOVE-NAMED COURTS FOR ANY REASON WHATSOEVER, OR THAT SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM; PROVIDED, HOWEVER, THAT IN THE EVENT THE OBLIGORS FILE A CASE UNDER THE BANKRUPTCY CODE IN A JURISDICTION OTHER THAN IN NEW YORK STATE (THE “ALTERNATE FORUM”), THE PARTIES HERETO HEREBY AGREE THAT A SUIT OR ACTION IN CONNECTION WITH ANY DISPUTE UNDER THIS AGREEMENT MAY ALSO BE BROUGHT IN THE UNITED STATES DISTRICT COURT LOCATED IN THAT ALTERNATE FORUM.  EACH OF THE SUBORDINATED CREDITORS, THE ADMINISTRATIVE AGENT AND THE SENIOR LENDERS HEREBY WAIVES THE RIGHT TO TRIAL BY JURY AND SHALL NOT SEEK A JURY TRIAL IN ANY PROCEEDING ARISING OUT OF THIS AGREEMENT OR ANY RELATED INSTRUMENT OR DOCUMENT.  EACH OF THE SUBORDINATED CREDITORS, THE ADMINISTRATIVE AGENT AND THE SENIOR LENDERS WILL NOT SEEK TO CONSOLIDATE SUCH PROCEEDING INTO ANY ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED.

17.          Miscellaneous.  In the event of an inconsistency between the provisions of this Agreement and any similar or related provision in the Subordinated Debt Documents, including provisions with respect to governing law and jurisdiction, the provisions of this Agreement shall govern.  This Agreement shall be an Senior Debt Document pursuant to the Senior Credit Agreements and shall (unless expressly indicated herein or therein) be construed, administered, and applied, in accordance with all of the terms and provisions of the Senior Credit Agreements.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have executed this Agreement as of this 17th day of November, 2006.

Subordinated Creditors:

2118769 Ontario Inc.

By:___________________________________

Name:

Title:

______________________________________

Michael Serruya

Integrated Administrative Agent:

JPMORGAN CHASE BANK, N.A., as Administrative Agent under the Integrated Credit Agreement

By:___________________________________

Name:

Title:

Americana Administrative Agent:

JPMORGAN CHASE BANK, N.A., as Administrative Agent under Americana Credit Agreement

By:___________________________________

Name:

Title:

Each of the undersigned acknowledges by its signature receipt of a copy of this Agreement and hereby consents to and agrees to honor the Agreement:

COOLBRANDS INTERNATIONAL INC.

By: ___________________________________

 Name:

 Title:

INTEGRATED BRANDS INC.

By:___________________________________

Name:

Title:

ESKIMO PIE FROZEN DISTRIBUTION, INC.

By:___________________________________

Name:

Title:

ESKIMO PIE CORPORATION

By:___________________________________

Name:

Title:

COOLBRANDS DAIRY, INC.

By:___________________________________

Name:

Title:

SUGAR CREEK FOODS, INC.

By:___________________________________

Name:

Title:

INTEGRATED BRANDS FRANCHISE CORP.

By:___________________________________

Name:

Title:

COOLBRANDS SMOOTHIES FRANCHISE LLC

By:INTEGRATED BRANDS FRANCHISE CORP., its sole member

By:___________________________________

Name:

Title:

Exhibit 4.17

Amended and Restated Intercreditor and Subordination Agreement

AMENDED AND RESTATED INTERCREDITOR

AND SUBORDINATION AGREEMENT

AMENDED AND RESTATED INTERCREDITOR AND SUBORDINATION AGREEMENT, dated as of November 17, 2006, (this “Agreement”), by and between JPMORGAN CHASE BANK, N.A., in its capacity as administrative agent for itself and the other lenders party to the Integrated Credit Agreement (as defined below) (in such capacity, the “Integrated Agent”), and JPMORGAN CHASE BANK, N.A., in its capacity as administrative agent for itself and the other lenders party to the Americana Credit Agreement (as defined below) (in such capacity, the “Americana Agent”).

INTRODUCTORY STATEMENT

A.            All capitalized terms used herein and not otherwise defined above or in this Introductory Statement are used as defined in Section 1.

B.            Integrated Brands Inc., Eskimo Pie Frozen Distribution, Inc., Eskimo Pie Corporation and Coolbrands Dairy, Inc., as Borrowers (the “Integrated Borrowers”), the Loan Guarantors party thereto (the “Integrated Loan Guarantors” and together with the Integrated Borrowers, the “Integrated Loan Parties”), the lenders party thereto (the “Integrated Lenders”) and the Integrated Agent entered into that certain Credit Agreement, dated as of April 21, 2006 (as amended, supplemented or otherwise modified from time to time, the “Integrated Credit Agreement”).

C.         Americana Foods Limited Partnership, as Borrower (the “Americana Borrower”), the lenders party thereto (the “Americana Lenders”) and the Americana Agent entered into that certain Credit Agreement, dated as of April 21, 2006 (as amended, supplemented or otherwise modified from time to time, the “Americana Credit Agreement” and together with the Integrated Credit Agreement, the “Credit Agreements”).

D.            To secure all present and future obligations of the Integrated Borrowers under or in connection with the Integrated Credit Agreement and the other Integrated Loan Documents, pursuant to the Integrated Collateral Documents the Integrated Loan Parties have granted and hereafter may grant to the Integrated Agent Liens in substantially all of such Integrated Loan Parties’ assets, real and personal, tangible and intangible, now existing or hereafter arising or acquired and the proceeds thereof as more particularly set forth in their respective Integrated Collateral Documents (the “Collateral”).

E.            The Integrated Loan Parties (the “Americana Guarantors”) have each executed a Guarantee (collectively, the “Americana Guarantees”) in favor of the Americana Agent pursuant to which the Americana Guarantors have guaranteed the timely payment and performance of the Secured Obligations (as defined in the Americana Credit Agreement).

F.             To secure all present and future obligations of the Americana Guarantors under or in connection with the Americana Guarantees, the Americana Guarantors have granted and hereafter may grant to the Americana Agent Liens in the Collateral owned by them.

G.            In order to confirm the relative priority of their respective Liens in the Collateral and establish certain other matters relating thereto, the Integrated Agent and the Americana Agent entered into that certain Intercreditor Agreement, dated as of April 21, 2006, which is being amended and restated as this Agreement.

H.        Each of the Integrated Loan Parties party thereto, the Integrated Lenders parties thereto and the Integrated Agent, entered into that certain Forbearance, Waiver and First Amendment to Credit Agreement, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Forbearance and First Amendment”).

I.             It is a condition precedent to the effectiveness of the Forbearance and First Amendment that the parties hereto shall have executed and delivered this Agreement.

Accordingly, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Integrated Agent on behalf of the Integrated Lenders and the Americana Agent on behalf of the Americana Lenders hereby agree as follows:

1.             Defined Terms.

(a)           As used in this Agreement, the following terms shall have the following meanings:

“Alternate Forum” has the meaning given to such term in Section 16 hereof.

“Americana Collateral Documents” means the “Collateral Documents,” as defined in the Americana Credit Agreement.

“Americana Loan Documents” means the “Loan Documents,” as defined in the Americana Credit Agreement.

“Americana Obligations” means all obligations of the Americana Guarantors arising under, with respect to or in connection with any Americana Guarantee.

“Americana Security Agreement” means that certain Pledge and Security Agreement, dated as of April 21, 2006, among the Americana Guarantors and the Americana Agent, for the benefit of the Americana Agent and the Americana Lenders, and any other pledge or security agreement entered into, after the date of this Agreement by any other Integrated Loan Party (as required by the Americana Credit Agreement or any other Americana Loan Document), as the same may be amended, restated or otherwise modified from time to time.

“Avoidance Action” has the meaning given to such term in Section 5 hereof.

“Bankruptcy Code” means The Bankruptcy Reform Act of 1978, as heretofore and hereafter amended, and codified as 11 U.S.C. Section 101 etseq.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

“Holdings” means CoolBrands International Inc., a Canadian federal corporation.

“Indebtedness” means any and all obligations and liabilities, principal, premiums, interest, fees, reimbursement obligations and indemnities, whether now or hereafter existing, absolute or contingent, secured or unsecured, due or not due, joint or several, and however arising (including interest, costs, fees and expenses (including professional fees) and any other amounts accruing after maturity and interest and any other amounts accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding regardless of whether such interest, costs, fees or expenses, including professional fees, is allowable, payable or accruable to the holders of such indebtedness in any such bankruptcy case, proceeding or other action).

“Integrated Collateral Documents” means the “Collateral Documents,” as defined in the Integrated Credit Agreement.

“Integrated Credit Termination Date” shall mean the date upon which all of the Integrated Obligations have been indefeasibly paid in full in cash, any commitment to lend under the Integrated Credit Agreement shall have been terminated in its entirety, and all letters of credit issued under or pursuant to the Integrated Credit Agreement shall have expired or been terminated, cancelled, surrendered or cash collateralized in accordance with the terms of the Integrated Credit Agreement.

“Integrated Loan Documents” means the “Loan Documents,” as defined in the Integrated Credit Agreement.

“Integrated Obligations” means the “Secured Obligations,” as defined in the Integrated Credit Agreement.

“Integrated Security Agreement” means the “Security Agreement,” as defined in the Integrated Credit Agreement.

“Liens” has the meaning given to such term in the Integrated Credit Agreement.

“Loan Guarantors” has the meaning given to such term in the Integrated Credit Agreement.

“Obligors” means, collectively, the Integrated Borrowers, Holdings and the other Integrated Loan Parties.

“Person” shall mean any natural person, corporation, division of a corporation, partnership, limited liability partnership, limited liability company, trust, joint venture, association, company, estate, unincorporated organization or government or any agency or political subdivision thereof.

“Uniform Commercial Code” means the Uniform Commercial Code as in effect from time to time in the applicable jurisdiction.

(b)        Rules of Construction.  All references to “Sections,” “Exhibits,” “Schedules” and “paragraphs” shall be to Sections, Exhibits, Schedules and paragraphs, respectively, of this Agreement unless otherwise specifically provided.  Any of the terms specified in this paragraph 1 may, unless the context otherwise requires, be used in the singular or the plural depending on the reference.  All references to statutes and related regulations shall include, unless otherwise specifically provided herein, any amendments of same and any successor statutes and regulations, as applicable.  The words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation.”

2.             Subordination.

(a)           Payment.  (i) The Americana Agent and the Americana Lenders hereby irrevocably agree that any and all Americana Obligations shall be in all respects subordinate, junior and inferior in right of payment and collection to the prior indefeasible payment in full in cash of any and all Integrated Obligations. In the event of any receivership, insolvency, bankruptcy, assignment for the benefit of creditors, readjustment of indebtedness, composition, reorganization (whether or not pursuant to bankruptcy laws), sale of all or substantially all of the assets, dissolution, winding up, liquidation, or any other marshalling of the assets and liabilities of any of the Obligors while any of the Integrated Obligations remain outstanding, any payment or distribution of assets of any of the Obligors of any kind or character, whether in cash, securities or other property, which would otherwise be payable to or deliverable to the Americana Agent or the Americana Lenders upon or with respect to any or all of the Americana Obligations or which would constitute the Collateral or the proceeds of the Collateral shall be paid or delivered directly to the Integrated Agent for application to the Integrated Obligations in accordance with this Agreement until the Integrated Credit Termination Date has occurred.  The Integrated Lenders shall have the right to enforce, collect and receive every such payment or distribution and give acquittance therefor.

(ii)           The Americana Agent and the Americana Lenders hereby irrevocably agree that no payment of or on account of the Americana Obligations shall be made, including by means of setoff, offset, recoupment or by any other means, whether or not there exists a Default or an Event of Default under and as defined in the Integrated Credit Agreement, or any guaranty therefor enforced, unless and until the Integrated Credit Termination Date has occurred. Until the Integrated Credit Termination Date, all cash, cash equivalents or other property owned, leased or held by or on behalf of the Obligors shall be subject to this Agreement and the Americana Lenders hereby agree that their right to receive any payment or distribution therefrom shall be expressly subordinate and junior in right of payment to the indefeasible payment in cash in full of the Integrated Obligations.  The Americana Agent and the Americana Lenders hereby irrevocably further agree not to demand, receive or accept on account of the Americana Obligations any payment prior to the Integrated Credit Termination Date.

(b)           Lien.  Notwithstanding anything to the contrary contained in any Integrated Loan Document or Americana Loan Document and irrespective of (i) the time, order or method of attachment or perfection of the security interests created by any Integrated Collateral Document or Americana Collateral Document, (ii) the time or order of filing or recording of financing statements or other documents filed or recorded to perfect security interests in any Collateral, (iii) anything contained in any filing or agreement to which the Integrated Agent, the Americana Agent, any Integrated Lender or any Americana Lender may now or hereafter be a party, (iv) the rules for determining priority under the Uniform Commercial Code or any other law governing the relative priority of secured creditors, (v) whether the security interest or lien of the Integrated Agent on behalf of the Integrated Lenders has been perfected, or (vi) the validity, enforceability or avoidability of any security interest or lien of the Integrated Agent on the Collateral, any security interest of the Americana Agent on behalf of the Americana Lenders in any of the Collateral is and shall be subordinate, junior and inferior in priority, operation and effect to any security interest or lien on such Collateral of the Integrated Agent on behalf of the Integrated Lenders.  Until the Integrated Credit Termination Date, the Americana Agent and the Americana Lenders agree that they shall not (i) except as permitted in paragraph 5 of this Agreement, take any action or enforce any of their rights under the Americana Credit Agreement, the Americana Collateral Documents or any other Americana Loan Documents in respect of the Americana Obligations or the Collateral; (ii) take any action or enforce any of their rights in respect of the Collateral, including any action of foreclosure; (iii) contest, protest or object to any foreclosure proceeding or action brought by the Integrated Agent or any Integrated Lender or any other exercise by the Integrated Agent or any Integrated Lender of any rights or remedies under any Integrated Loan Document; (iv) take any action to enforce any of their rights in respect of any other property in or on which the Obligors have granted or may hereinafter grant a security interest or lien to secure the payment of the Americana Obligations; or (v) amend, modify or supplement those provisions of the Americana Credit Agreement relating to the Collateral or which would affect, impact or alter the right to payment thereunder to the extent that any such amendment, modification or supplement is adverse to the interests of the Integrated Agent or the Integrated Lenders; provided that the Americana Agent and the Americana Lenders may file any proof of claim or, subject to the restrictions and limitations placed upon the Americana Agent and the Americana Lenders as set forth in this Agreement, take any action necessary to perfect, protect and preserve their interests under the Americana Credit Agreement or the Americana Loan Documents.

(c)           Exercise of Rights and Remedies.  In exercising rights and remedies with respect to the Collateral, the Integrated Agent and the Integrated Lenders may enforce the provisions of the Integrated Collateral Documents and exercise remedies thereunder and under any other Integrated Loan Documents, all in such order and in such manner as they may determine in the exercise of their sole business judgment.  Such exercise and enforcement shall include the rights to sell or otherwise dispose of the Collateral, to incur expenses in connection with such sale or disposition and to exercise all the rights and remedies of a secured lender under the Uniform Commercial Code.

(d)           Release of Lien.  The Integrated Agent’s and the Integrated Lenders’ rights with respect to the Collateral include the right to release any or all of the Collateral from the Lien of any Integrated Collateral Document or Americana Collateral Document relating to any of the Obligors during the pendency of any Event of Default and/or the exercise of any of the Integrated Agent or the Integrated Lenders’ remedies, including in connection with the sale or other disposition of such Collateral, notwithstanding that the net proceeds of any such sale may not be used to permanently prepay any Integrated Obligations or Americana Obligations.  If the Integrated Agent or the Integrated Lenders shall determine that the release of the Lien of any Americana Collateral Document relating to any of the Obligors on such Collateral is necessary or advisable, the Americana Agent or the Americana Lenders, as applicable, shall execute such release documents and instruments and shall take such further actions as the Integrated Agent or the Integrated Lenders shall request.  Each Americana Lender hereby irrevocably constitutes and appoints the Integrated Agent and any officer or agent of the Integrated Agent, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Americana Lender and in the name of such Americana Lender or in the Integrated Agent’s own name, from time to time in the Integrated Agent’s discretion, for the purpose of carrying out the terms of this paragraph, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this paragraph, including any financing statements, endorsements, assignments or other instruments of transfer or release.  Each Americana Lender hereby ratifies all that said attorneys shall lawfully do or cause to be done pursuant to the power of attorney granted in this paragraph.

(e)           Notwithstanding anything to the contrary, the obligations owing to the Americana Agent (i) under paragraph 6 of the Americana Guarantee executed by the Americana Guarantors (other than Holdings); and (ii) under paragraph 20 of the Americana Guarantee executed by Holdings shall be pari passu in all respects with the Integrated Obligations to the extent that (x) JPMorgan Chase, N.A. remains the Administrative Agent under the Americana Credit Agreement and (y) JPMorgan Chase, N.A. has asserted a claim under Section 6 or 20 of the above-referenced Americana Guarantees.  JPMorgan Chase, N.A., in its capacity as Americana Agent, shall be authorized to realize and receive payment on such obligations at the same time and on the basis that it receives payment in respect of any Integrated Obligation.  The rights provided to JPMorgan Chase, N.A. hereunder, in its capacity as Americana Agent, are solely in favor of JPMorgan Chase, N.A. and are not assignable to any third party.  No party other than JPMorgan Chase, N.A. shall receive any benefit from these provisions.

3.             Turnover of Payments.  Should any payment, distribution or security or the proceeds thereof (whether in cash, property or securities) be received by the Americana Agent or the Americana Lenders on or after the date of this Agreement and prior to the Integrated Credit Termination Date on account of or with respect to any Americana Obligations, the Americana Agent or the Americana Lenders shall forthwith deliver the same to the Integrated Agent for distribution to the Integrated Lenders, in the form received (together with any endorsement or assignment by the Americana Agent or the Americana Lenders where required by the Integrated Agent), for application on account of the Integrated Obligations and, until so delivered, the same shall be held in trust by the Americana Agent or the Americana Lenders, as trustee for the Integrated Agent, for the benefit of the Integrated Lenders.

4.             Moratorium on Exercise of Rights and Remedies.

(a)           The Americana Agent and the Americana Lenders agree that the Integrated Agent and the Integrated Lenders shall have the sole and exclusive right to enforce rights and exercise remedies with respect to the Collateral.  Accordingly, notwithstanding any other provisions hereof or of the Americana Credit Agreement or the other Americana Loan Documents to the contrary, the Americana Agent and the Americana Lenders shall not exercise any remedies or rights whatsoever with respect to the Americana Obligations or the Collateral under the Americana Loan Documents or otherwise, including the right to accelerate or demand payment of or sue for arrearage with respect to the Americana Obligations or commence or join with any other creditor in commencing any proceeding or action for liquidation, dissolution, receivership, insolvency, reorganization or bankruptcy of any Obligor, until the Integrated Credit Termination Date.

(b)           Nothing in this Agreement shall impose any duty, responsibility or obligation upon the Integrated Agent or the Integrated Lenders with respect to the Collateral, the Obligors, or with respect to amounts owed to the Americana Agent and the Americana Lenders.  All rights and interests of the Integrated Agent and the Integrated Lenders, and all agreements and obligations of the Americana Agent and the Americana Lenders, under this Agreement shall remain in full force and effect irrespective of any circumstance which might constitute a defense available to, or a discharge of the Americana Agent, the Americana Lenders or the Obligors in respect of the Integrated Obligations or in respect of this Agreement.

(c)           The Americana Agent and the Americana Lenders agree and acknowledge that, until the Integrated Credit Termination Date has occurred, the Americana Agent and the Americana Lenders shall not exercise any claims or rights by way of subrogation or otherwise as a result of the payment of any amounts to the Integrated Agent or the Integrated Lenders on account of the Integrated Obligations.  This Agreement shall continue to be effective or shall be reinstated, as the case may be, if at any time any lien or security interest asserted by the Integrated Agent or the Integrated Lenders is avoided or payment on or in respect of the Integrated Obligations shall be rescinded or must otherwise be returned by the Integrated Agent or the Integrated Lenders upon the insolvency, bankruptcy, reorganization of the Obligors or otherwise, all as though such payment had not been made.

5.             Agreements Regarding Insolvency.

(a)           The Americana Agent and the Americana Lenders hereby irrevocably consent and agree to (i) the granting to the Integrated Agent or the Integrated Lenders of any replacement liens or other adequate protection to the Integrated Agent or the Integrated Lenders pursuant to 11 U.S.C. §§ 105, 361, 362, 363, 364, 365, 506 or 553; and (ii) any conditions, restrictions or limitations requested by the Integrated Agent or the Integrated Lenders with respect to the use by the Obligors of the Integrated Agent’s or the Integrated Lenders’ Collateral, including cash collateral.  Until the Integrated Credit Termination Date, the Americana Agent and the Americana Lenders agree that they will not extend credit or grant any financial accommodation to the Obligors or provide or participate in any debtor-in-possession financing or any exit financing under a plan of reorganization for the Obligors except (a) to the extent such financing is junior to the Integrated Obligations and secured by Liens junior to the Liens securing the Integrated Obligations or (b) as part of a debtor-in-possession or exit financing arranged by the Integrated Agent.  To the extent that the Americana Agent or the Americana Lenders have or acquire any rights under 11 U.S.C. §§ 361, 363, 364 or 553 with respect to the Collateral, the Americana Agent and the Americana Lenders hereby agree not to assert such rights without the prior written consent of the Integrated Agent; provided, that if requested by the Integrated Agent, the Americana Agent and the Americana Lenders shall seek to exercise such rights in the manner requested by the Integrated Agent.  Further, the Americana Agent and the Americana Lenders agree that notwithstanding anything in 11 U.S.C. § 506 to the contrary, the Americana Agent’s and the Americana Lenders’ rights or entitlement to receive any payments in respect of the Americana Loan Documents in connection with the Americana Obligations and the Collateral shall in all respects be junior and subordinate to the Integrated Agent’s and the Integrated Lenders’ right to receive interest, costs, fees or expenses, including professional fees, even to the extent the Integrated Agent or the Integrated Lenders are deemed unsecured.  In addition, the Americana Agent and the Americana Lenders each irrevocably agrees that it shall not vote in favor of  any plan of reorganization or support or promote any such plan proposed under 11 U.S.C. § 1129 by, for or on behalf of the Obligors unless the Integrated Agent and the Integrated Lenders vote in favor of such plan; provided, however, that in any bankruptcy case filed by or against the Obligors, the Americana Agent or the Americana Lenders may appear as a party-in-interest pursuant to 11 U.S.C. § 1109 for all purposes subject to the restrictions and limitations contained herein.

(b)           If at any time any liens, security interests, guaranty, undertaking or promise given by any of the Obligors to the Americana Agent or the Americana Lenders is challenged, avoided, voided, disallowed, recharacterized or subordinated in whole or in part (collectively, an “Avoidance Action”), the Americana Lenders and the Obligors each hereby acknowledge and agree that such Avoidance Action or its outcome shall not impair, affect, avoid, or limit the Integrated Obligations, the Integrated Agent’s or the Integrated Lenders’ liens, security interests or rights in and to the Collateral, or their respective rights or interests in, to or under this Agreement, the Integrated Credit Agreement or the other Integrated Loan Documents.

(c)           The provisions of this Agreement shall continue in full force and effect notwithstanding any commencement of a proceeding under the Bankruptcy Code, receivership, insolvency, assignment for the benefit of creditors, readjustment of indebtedness, composition, reorganization (whether or not pursuant to bankruptcy laws), sale of all or substantially all of the assets, dissolution, winding up, liquidation, or any other marshalling of the assets and liabilities of any of the Obligors.

6.             Assignment of Americana Obligations, etc.  The Americana Agent and each Americana Lender are prohibited from assigning or otherwise transferring the Americana Obligations, the Americana Loan Documents or their rights and claims under the Americana Loan Documents, except to an assignee or other transferee that has expressly acknowledged and assumed in writing all of the obligations of the Americana Lenders under this Agreement.

7.             Continuing Agreement; Modification of Terms of Integrated Obligations.

(a)           This Agreement shall constitute a continuing agreement of subordination, and the Integrated Lenders may, without notice to the Americana Agent and the Americana Lenders, lend additional monies, extend further credit and make other financial accommodations to or for the account of the Obligors in reliance hereon or sell, assign or convey all or a portion of the Integrated Obligations and/or interest in the Collateral securing such Integrated Obligations.  The Americana Agent and the Americana Lenders, in advance, hereby irrevocably waive, release and disclaim any rights to direct, compel, request or assert claims against the Integrated Agent or the Integrated Lenders to marshall, assemble, arrange, sell, use or dispose of the Collateral or any other property of the Obligors in any order, manner or fashion.

(b)           The Integrated Agent and the Integrated Lenders, at any time and from time to time, may enter into such agreement or agreements with the Obligors, as the Integrated Agent and the Integrated Lenders may deem proper, granting additional collateral to the Integrated Agent, extending the time of payment or renewing or otherwise altering in any manner the terms of all or any of the Integrated Obligations or affecting in any manner any security underlying any or all of the Integrated Obligations, or may exchange, sell or surrender or otherwise deal with any of the Collateral therefor, or may release any balance of funds of the Obligors with the Integrated Agent or the Integrated Lenders without notice to the Americana Agent and the Americana Lenders and without in any way impairing or affecting this Agreement.

(c)           Any amendment, supplement, modification, consent or waiver in respect of the observance or performance of the covenants set forth in any Integrated Loan Document or any Event of Default (as defined in the Integrated Credit Agreement) thereunder shall be deemed to be an amendment, supplement, modification, consent or waiver in respect of the observance or performance of the covenants set forth in the Americana Loan Documents relating to the Americana Obligations or any breach or default thereunder arising from the same facts and shall be deemed to be binding on the Americana Agent and the Americana Lenders.

(d)           No right of any present or future holders of any Integrated Obligations to enforce any of the provisions of this Agreement shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Integrated Agent or the Integrated Lenders or any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Obligors with the terms of the Integrated Loan Documents, or the Americana Loan Documents relating to the Americana Obligations, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.  The holders of the Integrated Obligations may extend, renew, modify, or amend the terms of the Integrated Obligations or any security therefor and release, sell or exchange such security or otherwise deal freely with the Obligors, all without affecting the liabilities and obligations of the Americana Agent and the Americana Lenders to the holders of the Integrated Obligations.

8.             No Modification of Americana Loan Documents.  No rights, remedies, claims or privileges created by or in favor of the Americana Agent and the Americana Lenders arising under, with respect to or in connection with the Americana Loan Documents or any documents executed in connection therewith may be expanded or enlarged in any respect unless they are not adverse to or detrimental to interests of the Integrated Agent and the Integrated Lenders, and the Americana Loan Documents shall not be amended, modified or changed in any respect, in each case, without the express prior written consent of the Integrated Agent if such amendment, modification or change is adverse to or detrimental to the interests of the Integrated Agent and the Integrated Lenders.

9.             Waiver and Amendment.  The Integrated Agent’s or the Integrated Lenders’ delay in or failure to exercise any right or remedy shall not be deemed to modify, alter, waive or amend any obligation of the Americana Agent and the Americana Lenders under this Agreement.  The terms of this agreement may be waived, amended, supplemented or modified only by a written instrument executed by the Integrated Borrowers, the other Obligors, the Integrated Agent and the Americana Agent.

10.          Successors and Assigns.  This Agreement shall inure to the benefit of the Integrated Agent’s or the Integrated Lenders’ successors and assigns and shall bind the successors and assigns of the Americana Agent and the Americana Lenders.

11.          Application of Payments and Proceeds of Collateral.  Until the occurrence of the Integrated Credit Termination Date, all payments received by the Integrated Agent and the Integrated Lenders, or any of them, from the Obligors shall be applied as provided in the Integrated Credit Agreement.  All proceeds of the Collateral received by the Integrated Agent on behalf of the Integrated Lenders shall be applied as provided in the Integrated Credit Agreement.  Upon the indefeasible payment in full in cash of all of the Integrated Obligations and the occurrence of the Integrated Credit Termination Date, the Integrated Agent and the Integrated Lenders shall turn over to the Americana Agent all Collateral remaining in their possession.

12.          Conditions Precedent.  It shall be a condition precedent to the effectiveness of this Agreement that the Obligors execute and deliver the Forbearance and First Amendment and consent to this Agreement.

13.          Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the State of New York.

14.          Notices.  Notices and other communications provided for herein shall be in writing and shall be delivered by hand, facsimile or mailed by overnight delivery as follows:

(a)           if to the Integrated Agent:

Chase Business Credit
1166 Avenue of the Americas
New York, NY 10036
Attention:  Mark A. Cuccinello
Fax:  (212) 899-2929

(b)           if to the Americana Agent:

Chase Business Credit
1166 Avenue of the Americas
New York, NY 10036
Attention:  Mark A. Cuccinello
Fax:  (212) 899-2929

All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given (x) on the third Business Day after the date when sent, postage prepaid, return receipt requested, if by certified or registered mail, (y) when delivered, if delivered by hand or overnight courier service, or (z) when receipt is acknowledged, if by facsimile.  The names to be used for notices to any party may be changed at any time by such party by giving written notice of any change thereto to each other party entitled to receive notices hereunder.

15.          Further Assurances.  The Americana Agent and the Americana Lenders agree to execute, acknowledge and deliver to the Integrated Agent, upon its request, any further instruments as may be reasonably requested by the Integrated Agent to carry out the intention of or facilitate the performance of this Agreement.  In addition, whenever in this Agreement a provision refers to the Americana Agent and the Americana Lenders receiving no payment or taking no remedial action with respect to the Americana Obligations or from the Collateral or proceeds of the Collateral prior to Integrated Credit Termination Date, the parties intend that upon the Integrated Credit Termination Date, the Americana Agent and the Americana Lenders may receive payments or take remedial action in respect of the Americana Obligations or from the Collateral or proceeds of the Collateral, subject to the requirement that if any payment received in respect of the Integrated Obligations must subsequently be disgorged, any payments received in respect of the Americana Obligations or from the Collateral or proceeds of the Collateral will remain subject to the requirements of this Agreement that they be paid over to the Integrated Obligations to the extent of the payments disgorged and any remedial action taken in respect of the Americana Obligations or from the Collateral or proceeds of the Collateral shall be discontinued and, to the extent possible, shall be rescinded until the Integrated Obligations shall again have been paid in full.

16.          EACH OF THE AMERICANA AGENT, THE AMERICANA LENDERS, THE INTEGRATED AGENT AND THE INTEGRATED LENDERS HEREBY IRREVOCABLY SUBMITS ITSELF TO THE EXCLUSIVE JURISDICTION OF THE SUPREME COURT OF THE STATE OF NEW YORK, NEW YORK COUNTY, AND THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, SITTING IN NEW YORK COUNTY, FOR THE PURPOSE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, AND HEREBY WAIVES, AND AGREES NOT TO ASSERT, BY WAY OF MOTION, AS A DEFENSE OR OTHERWISE, IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF THE ABOVE-NAMED COURTS FOR ANY REASON WHATSOEVER, OR THAT SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM; PROVIDED, HOWEVER, THAT IN THE EVENT THE OBLIGORS FILE A CASE UNDER THE BANKRUPTCY CODE IN A JURISDICTION OTHER THAN IN NEW YORK STATE (THE “ALTERNATE FORUM”), THE PARTIES HERETO HEREBY AGREE THAT A SUIT OR ACTION IN CONNECTION WITH ANY DISPUTE UNDER THIS AGREEMENT MAY ALSO BE BROUGHT IN THE UNITED STATES DISTRICT COURT LOCATED IN THAT ALTERNATE FORUM.  EACH OF THE AMERICANA AGENT, THE AMERICANA LENDERS, THE INTEGRATED AGENT AND THE INTEGRATED LENDERS HEREBY WAIVES THE RIGHT TO TRIAL BY JURY AND SHALL NOT SEEK A JURY TRIAL IN ANY PROCEEDING ARISING OUT OF THIS AGREEMENT OR ANY RELATED INSTRUMENT OR DOCUMENT.  EACH OF THE AMERICANA AGENT, THE AMERICANA LENDERS, THE INTEGRATED AGENT AND THE INTEGRATED LENDERS WILL NOT SEEK TO CONSOLIDATE SUCH PROCEEDING INTO ANY ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED.

17.          Miscellaneous.  In the event of an inconsistency between the provisions of this Agreement and any similar or related provision in the Americana Credit Agreement or the Americana Loan Documents, including provisions with respect to governing law and jurisdiction, the provisions of this Agreement shall govern.  This Agreement shall be an Integrated Loan Document pursuant to the Integrated Credit Agreement and shall (unless expressly indicated herein or therein) be construed, administered, and applied, in accordance with all of the terms and provisions of the Integrated Credit Agreement.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have executed this Agreement as of this 17th day of November, 2006.

JPMORGAN CHASE BANK, N.A., as Integrated Agent on behalf of the Integrated Lenders

By:___________________________________

Name:

Title:

JPMORGAN CHASE BANK, N.A., as Americana Agent on behalf of the Americana Lenders

By:___________________________________

Name:

Title:

Each of the undersigned acknowledges by its signature receipt of a copy of this Agreement and hereby consents to and agrees to honor the Agreement:

COOLBRANDS INTERNATIONAL INC.

By: ___________________________________

 Name:

 Title:

INTEGRATED BRANDS INC.

By:___________________________________

Name:

Title:

ESKIMO PIE FROZEN DISTRIBUTION, INC.

By:___________________________________

Name:

Title:

ESKIMO PIE CORPORATION

By:___________________________________

Name:

Title:

COOLBRANDS DAIRY, INC.

By:___________________________________

Name:

Title:

SUGAR CREEK FOODS, INC.

By:___________________________________

Name:

Title:

INTEGRATED BRANDS FRANCHISE CORP.

By:___________________________________

Name:

Title:

COOLBRANDS SMOOTHIES FRANCHISE LLC

By:INTEGRATED BRANDS FRANCHISE CORP., its sole member

By:___________________________________

Name:

Title:

Exhibit 4.18

Forbearance, Waiver and Indemnification by and among CoolBrands International Inc., 2118769 Ontario Inc. and each of the guarantors

FORBEARANCE, WAIVER AND INDEMNIFICATION

THIS FORBEARANCE, WAIVER AND INDEMNIFICATION dated as of November 17, 2006 (this “Agreement”), is entered into by and among CoolBrands International Inc. and each of the other guarantors on the signature pages hereto (collectively, the “Guarantors”) and 2118769 Ontario Inc.

W I T N E S S E T H:

WHEREAS Americana Foods Limited Partnership (the “Borrower”) was indebted to JPMorgan Chase Bank, N.A., GMAC Commercial Finance LLC and General Electric Capital Corporation (collectively, the “Former Lenders”) pursuant to a Credit Agreement dated as of April 21, 2006 (the “Americana Credit Agreement”), among the Borrower, the Former Lenders and JPMorgan Chase Bank, N.A., in its capacity as lead arranger and administrative agent thereunder (the “Agent”);

WHEREAS pursuant to a Master Assignment and Assumption dated as of the date hereof (the “Master Assignment and Assumption”), the Former Lenders and the Agent assigned to 2118769 Ontario Inc., and 2118769 Ontario Inc. assumed, all of the rights and obligations of each of the Former Lenders and the Agent under the Americana Credit Agreement and other documents and instruments delivered pursuant thereto, including, without limitation, any and all guarantees and security, including, without limitation, the guarantees and security listed on Schedule “A” hereto (collectively, the “Guarantees and Security”) provided by the Guarantors in respect of the obligations of the Borrower under the Americana Credit Agreement (collectively, the “Americana Secured Obligations”);

WHEREAS the Borrower, having commenced proceedings under Title 7 of the United States Code, defaulted under the Americana Credit Agreement;

WHEREAS the Guarantors have requested that 2118769 Ontario Inc. forbear from exercising certain rights and remedies in respect of the Guarantees and Security and 2118769 Ontario Inc. has agreed to do so, but only upon the terms and conditions set forth herein;

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the fulfillment of the conditions set forth below, the parties hereto hereby agree as follows:

ARTICLE I
 FORBEARANCE AND WAIVER
1.1  Forbearance.

In reliance upon the representations, warranties and covenants of the Guarantors contained in this Agreement, and subject to the terms and conditions of this Agreement and any documents or instruments executed in connection herewith, 2118769 Ontario Inc. agrees to forbear from taking any action or exercising any right or remedy at law or in equity permitted to be taken or exercised by it under the Guarantees and Security or under applicable law or in equity during the period (the “Forbearance Period”) beginning on the Effective Date (as hereinafter defined) and ending on the earlier of: (a) May 17, 2007; and (b) the date on which the Integrated Forbearance Arrangement (as hereinafter defined) terminates (the “Forbearance End Date”); provided, however, that such forbearance shall not in any way or manner restrict 2118769 Ontario Inc. from exercising any rights or remedies it may have with respect to the Guarantees and Security from and after the expiration or termination of the Forbearance Period.  The Forbearance Period shall automatically terminate and expire on the Forbearance End Date without any requirement for notice to the Guarantors or any other person or entity and all rights, remedies and privileges of 2118769 Ontario Inc. under the Guarantees and Security shall be available to, and capable of exercise by, 2118769 Ontario Inc.

1.2          Waiver.

2118769 Ontario Inc. hereby agrees to waive the enforcement of any rights and remedies in respect of the Guarantees and Security for the duration of the Forbearance Period; provided that nothing contained in this Agreement shall constitute a waiver of any of 2118769 Ontario Inc.’s rights or remedies at law or in equity, and no delay by 2118769 Ontario Inc. in exercising any right under this Agreement nor any failure to exercise same will waive that right or any other right upon termination of the Forbearance Period.

ARTICLE II
CONDITIONS TO EFFECTIVENESS
2.1          Effective Date.
This Agreement shall become effective on the date (the “Effective Date”) when all of the following conditions have been satisfied:

(a)   2118769 Ontario Inc. shall have received counterparts of this Agreement duly executed on behalf of each of the Guarantors;
(b)   2118769 Ontario Inc. shall have received a duly executed warrant certificate for 5,500,000 subordinate voting shares of CoolBrands International Inc. in form and substance satisfactory to 2118769 Ontario Inc.;
(c)   the representations and warranties made by each of the Guarantors herein shall be true and correct in all material respects;
(d)   each of the Guarantors shall have obtained all consents and waivers from any person or entity necessary for the execution, delivery and performance of this Agreement and any other document, action or transaction contemplated hereby;
(e)   2118769 Ontario Inc. shall have delivered the Master Assignment and Assumption duly executed by 2118769 Ontario Inc. and shall have received the Master Assignment and Assumption duly executed by the Agent and each of the Former Lenders and the assignment transaction contemplated thereunder shall have been completed;
(f)    JPMorgan Chase Bank, N.A. (“JPMorgan”), in its capacity as administrative agent, and the lenders (collectively, the “IntegratedLenders”) under the credit agreement dated as of April 21, 2006, among JPMorgan, the Integrated Lenders and Integrated Brands Inc., Eskimo Pie Frozen Distribution, Inc., Eskimo Pie Corporation and Coolbrands Dairy, Inc., as borrowers (the “Integrated Credit Agreement”), shall have agreed to forbearance terms in respect of the obligations arising from the Integrated Credit Agreement, which forbearance terms shall be reasonably satisfactory to 2118769 Ontario Inc.(the “Integrated Forbearance Arrangement”); and
(g)   all of the professional fees and expenses of Michael Serruya and 2118769 Ontario Inc., including, without limitation, the reasonable fees and expenses of Goodmans LLP, shall have been paid in full by wire transfer of immediately available funds.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
3.1          Representations and Warranties.

In order to induce 2118769 Ontario Inc. to enter into this Agreement, each of the Guarantors represents and warrants to 2118769 Ontario Inc. as follows:

(a)   the execution, delivery and performance by such Guarantor of this Agreement: (i) has been duly authorized by all requisite corporate or other action on the part of the Guarantor; and (ii) does not (x) contravene or violate any of the organizational or constitutive documents of the Guarantor, or (y) result in, or require the creation or imposition of, any lien or other encumbrance on any property or assets of the Guarantor other than as permitted by the Integrated Credit Agreement or the Americana Credit Agreement; and
(b)   upon the effectiveness of this Agreement, it will constitute the legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, in each case subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally, and to general equitable principles (whether considered in a proceeding in equity or at law).
ARTICLE IV
ACKNOWLEDGEMENTS BY GUARANTORS
4.1          Acknowledgment of Indebtedness.

Each Guarantor hereby confirms, agrees and acknowledges, as of the date hereof, that:

(a)    it is validly indebted to 2118769 Ontario Inc. for the payment in full of all Americana Secured Obligations, without defense, counterclaim, offset, cross-complaint, claim or demand of any kind or nature whatsoever;
(b)    the amounts reflected in the statement attached as Schedule “B” hereto are accurate and that such amounts form part of the Americana Secured Obligations;
(c)     except as otherwise set out herein, 2118769 Ontario Inc. has not waived, and does not intend to waive enforcement in respect of the Guarantees and Security; and
(d)    2118769 Ontario Inc. has a presently exercisable right to exercise its rights and remedies under the Guarantees and Security.
4.2          Guarantees and Security Still in Force.

Each of the Guarantors hereby: (a) ratifies and affirms in their entirety the Guarantees and Security; and (b) subject to the terms and conditions of this Agreement, agrees that the Guarantees and Security shall remain in full force and effect throughout the Forbearance Period and from and after the expiration or termination thereof.  Each of the Guarantors agrees that nothing in this Agreement shall, or shall be construed to: (a) impair the validity, perfection or priority of the lien and security interest created under or evidenced by the Guarantees and Security; (b) waive or impair any rights, powers or remedies of 2118769 Ontario Inc. under the Guarantees and Security upon termination of the Forbearance Period, all of which are expressly reserved; (c) require 2118769 Ontario Inc. to extend the Forbearance Period, or grant additional cure or forbearance periods, or otherwise modify this Agreement; or (d) waive enforcement in respect of the Guarantees and Security, except as expressly set forth herein.

ARTICLE V
INDEMNIFICATION BY GUARANTORS AND ADDITIONAL SECURITY
5.1          Each of the Guarantors hereby indemnifies Michael Serruya and 2118769 Ontario Inc. and its representatives, subsidiaries, affiliates, officers, directors, employees, shareholders, professional advisors, sureties, agents, heirs, successors and assigns (each individually an “Indemnitee”) against, and holds each Indemnitee harmless from, any and all losses, claims, damages, penalties, liabilities and related expenses, including the reasonable fees, reasonable charges and disbursements of any counsel for the Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of: (a) the execution or delivery of the Master Assignment and Assumption or any agreement or instrument contemplated thereby, the performance by the parties thereto of their respective obligations thereunder or the consummation of any transactions contemplated thereby; (b) the execution or delivery by 2118769 Ontario Inc. of an irrevocable standby letter of credit in the aggregate face amount of $5,000,000 dated as of the date hereof in favour of JPMorgan, for the rateable benefit of the Integrated Lenders, in connection with the Integrated Credit Agreement (the “Letter of Credit”); (c) liability arising, directly or indirectly, as a consequence of the Indemnitees’ entering into this Agreement or otherwise; and (d) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based in contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, penalties, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or wilfull misconduct of such Indemnitee.
5.2          The obligations of any Guarantor under this Article V shall be unconditional, and not subject to any set-off or defense based upon any claim such Guarantor may have against any Indemnitee, and shall remain in full force and effect without regard to any circumstance or condition, including, without limitation: (a) the repayment of the Americana Secured Obligations; and (b) any bankruptcy, insolvency, receivership, reorganization, dissolution, liquidation or other like proceeding under any existing or future law of any jurisdiction, domestic or foreign (including any case under Title 7 or 11 of the United States Code, as amended from time to time, or any successor statute), involving or affecting any Guarantor or any Indemnitee or any involuntary petition having been filed against any Guarantor or any Indemnitee (regardless of whether an order for relief has been entered).
5.3          If judgment is entered against any Indemnitee, in any action, suit or proceeding to enforce the indemnities contained herein, the Guarantors shall reimburse such Indemnitee for all reasonable costs and expenses incurred by such Indemnitee in connection therewith, including, without limitation, reasonable attorneys’ fees.
5.4          Each Guarantor agrees that it will not assert any right, claim or cause of action, including, without limitation, a claim of subrogation, contribution or indemnification that it has against any other Guarantor or any collateral of any other Guarantor, until the Guarantors have fully performed all of their obligations to 2118769 Ontario Inc. and the Americana Secured Obligations have been indefeasibly paid in full.
5.5          As security for the indemnities provided in this Article V and the Letter of Credit, each of the Guarantors agrees to grant a security interest in all of its assets, property and undertaking in favour of each of Michael Serruya and 2118769 Ontario Inc.(the “Additional Security”), subject to the Additional Security being subordinated and postponed to: (a) the security granted in connection with the Secured Obligations as defined in the Integrated Credit Agreement; and (b) the Guarantees and Security.  Unless otherwise agreed by 2118769 Ontario Inc., the Additional Security shall be in the same form as the security given by the Guarantors pursuant to the Integrated Credit Agreement.
ARTICLE VI
MISCELLANEOUS
6.1          Notices

Any notice, certificate, consent, determination or other communication require or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if: (a) delivered personally; (b) sent by prepaid courier service; or (c) sent prepaid by fax or other similar means of electronic communication, in each case to the applicable address set out below:

In the case of 2118769 Ontario Inc.:
8300 Woodbine Avenue, 5th Floor
Markham, Ontario L3R 9Y7
Attention:              Michael Serruya
Facsimile:              905-479-5235

With a copy to:
Goodmans LLP
2400-250 Yonge Street
Toronto, ON M5B 2M6
Attention:              Robert J. Chadwick
Facsimile:              416-979-1234

In the case of the Guarantors to:

The attention of the individuals and at the addresses set forth on Exhibit “A” to the Americana Credit Agreement, as applicable

6.2          Counterparts, etc.

This Agreement may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute but one and the same agreement.  Delivery of an executed counterpart by facsimile shall be effective as delivery of a manually executed counterpart.

6.3          GOVERNING LAW.

This Agreement in accordance with Section 5-401 of the General Obligations Law of the State of New York shall be governed by and construed in accordance with the laws of the State of New York, but otherwise without regard to any conflicts of laws principles thereof that would call for the application of the laws of any other jurisdiction, but giving effect to Federal Laws applicable to National Banks.

6.4          Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

6.5          Entire Agreement.

This Agreement and the Guarantees and Security set forth the entire understanding and agreement of the parties hereto in relation to the subject matter hereof and thereof and supersede any prior negotiations and agreements among the parties relative to such subject matter.  No promise, condition, representation or warranty, express or implied, not herein or therein set forth shall bind any party hereto, and no one of them has relied on any such promise, condition, representation or warranty.  Each of the parties hereto acknowledges that, except as otherwise expressly stated in this Agreement, no representations, warranties or commitments, express or implied, have been made by any party to any other party with respect to the subject matter of this Agreement.  None of the terms or conditions of this Agreement may be changed, modified, waived or cancelled, orally or otherwise.

6.6          Supremacy

Unless otherwise indicated herein, in the event of a conflict or inconsistency between the provisions of this Agreement and the provisions of the Guarantees and Security, the provisions of this Agreement shall prevail.

6.7          Relationship.

The Guarantors agree that the relationship between 2118769 Ontario Inc. and the Guarantors is that of creditor and debtor and not that of partners or joint venturers.  This Agreement does not constitute a partnership agreement, or any other association between 2118769 Ontario Inc. and the Guarantors.  The Guarantors acknowledge that 2118769 Ontario Inc. has acted at all times only as creditor to the Guarantors within the normal and usual scope of the activities normally undertaken by a creditor and in no event has 2118769 Ontario Inc. attempted to exercise any control over the Guarantors or their respective businesses or affairs.

6.8          No Third Party Beneficiaries.

This Agreement is made and entered into for the sole protection and benefit of the Guarantors and 2118769 Ontario Inc. and no other person or entity shall have any right of action hereon, right to claim any right or benefit from the terms contained herein, or be deemed a third party beneficiary hereunder.

6.9          Expenses.

All reasonable out-of-pocket costs and expenses incurred by Michael Serruya and 2118769 Ontario Inc. in connection with the preparation, negotiation, execution and administration of the forbearance contemplated herein, including, without limitation, the reasonable fees and disbursements of Goodmans LLP and the costs associated with the Letter of Credit, shall be paid or reimbursed by the Guarantors, promptly upon receipt of invoices therefor.

6.10        Waiver of Jury Trial

Each Guarantor hereby waives trial by jury of all issues arising in any action, suit or proceeding to which the Guarantors and 2118769 Ontario Inc. may be parties in connection with this Agreement.

6.11        Further Assurances

From and after the date hereof, each of the Guarantors covenants and agrees to execute and deliver all such agreements, instruments and documents and to take all such further actions as 2118769 Ontario Inc. may reasonably deem necessary from time to time to carry out the intent and purposes of this Agreement, including, without limitation, the Additional Security.

6.12        Full Force and Effect.
This Agreement shall be limited precisely as written and shall not be deemed: (a) to be a consent granted pursuant to, or a waiver or modification of, any term or condition of the Guarantees or Security or any of the instruments or agreements referred to therein or a waiver of enforcement in respect of the Guarantees and Security: or (b) to prejudice any other right or rights which 2118769 Ontario Inc. may now have or have in the future under or in connection with the Guarantees and Security or any of the instruments or agreements referred to therein.  Except to the extent hereby amended or modified, the Guarantees and Security shall continue in full force and effect in accordance with the provisions thereof, and are hereby ratified and confirmed.

6.13        Consultation with Advisors.

Each of the Guarantors acknowledges that it has consulted with counsel and with such other experts and advisors as it has deemed necessary in connection with the negotiation, execution and delivery of this Agreement.  This Agreement shall be deemed to have been jointly drafted and shall be construed without regard to any presumption or rule requiring that it be construed against the party causing this Agreement or any part hereof or thereof to be drafted.

6.14        Invalidity; Severability.

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under all applicable laws and regulations.  Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

6.15        Headings.

The headings of this Agreement are for the purposes of reference only and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

6.16        Survival.

Section 4.2 and Sections 5.1 to 5.4 of this Agreement survive the Forbearance End Date and the repayment of the Americana Secured Obligations.  All other representations, warranties, covenants, agreements, undertakings, waivers and releases by each of the Guarantors contained herein shall survive until all Americana Secured Obligations shall have been indefeasibly paid in full in cash (whether or not the Forbearance End Date shall have occurred).

6.17        Further Amendments and Consents.

Should there be a need for further amendments, modifications, waivers or consents with respect to the matters addressed herein or any other matters, requests for such amendments, modifications, waivers or consents shall be evaluated by 2118769 Ontario Inc. when formally requested, in writing, by the Guarantors, and, except as otherwise expressly set forth herein to the contrary, 2118769 Ontario Inc. may deny any such requests in their sole discretion.  No such amendment, modification waiver or consent shall be effective unless made in accordance with the terms of the Guarantees and Security.

IN WITNESS WHEREOF the Guarantors and 2118769 Ontario Inc. have caused this Agreement to be duly executed on the date first above written.

2118769 Ontario Inc.
By:
Name: Title:

GUARANTORS:	COOLBRANDS INTERNATIONAL INC.
By:
Name: Title:

INTEGRATED BRANDS INC.
By:
Name: Title:

CBA FOODS LLC By: INTEGRATED BRANDS INC., its sole member
By:
Name: Title:

CB AMERICANA LLC By: INTEGRATED BRANDS INC., its sole member
By:
Name: Title:

ESKIMO PIE FROZEN DISTRIBUTION, INC.
By:
Name: Title:

ESKIMO PIE CORPORATION
By:
Name: Title:

COOLBRANDS DAIRY, INC.
By:
Name: Title:

SUGAR CREEK FOODS, INC.
By:
Name: Title:

INTEGRATED BRANDS FRANCHISE CORP.
By:
Name: Title:

COOLBRANDS SMOOTHIES FRANCHISE LLC By: INTEGRATED BRANDS FRANCHISE CORP., its sole member
By:
Name: Title:

Exhibit 4.19

FORBEARANCE, WAIVER AND FIRST AMENDMENT TO CREDIT AGREEMENT

THIS FORBEARANCE, WAIVER AND FIRST AMENDMENT TO CREDIT AGREEMENT, dated as of November 17, 2006 (this “Forbearance and First Amendment”), is entered into by and among INTEGRATED BRANDS INC., a New Jersey corporation, ESKIMO PIE FROZEN DISTRIBUTION, INC. a Delaware corporation, ESKIMO PIE CORPORATION and COOLBRANDS DAIRY, INC. (each a “Borrower” and, collectively, the “Borrowers”), each of the Guarantors on the signature pages hereto (the “Subsidiary Guarantors”), COOLBRANDS INTERNATIONAL INC., a Canadian federal corporation (the “Parent” and together with the Subsidiary Guarantors, the “Guarantors”), the several banks and other financial institutions identified as “Lenders” on the signature pages hereto (collectively, the “Lenders”), and JPMORGAN CHASE BANK, N.A., as administrative agent for the Lenders (in such capacity, the “Administrative Agent”).

W I T N E S S E T H:

WHEREAS, the Parent, the Borrowers, the Subsidiary Guarantors, the Lenders and the Administrative Agent entered into that certain Credit Agreement dated as of April 21, 2006 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”);

WHEREAS, certain Events of Default set forth on Schedule A hereto have occurred and are continuing under Credit Agreement (the “Existing Events of Default”);

WHEREAS, the Borrowers have requested that the Lenders and the Administrative Agent forbear from exercising certain rights and remedies in respect of the Existing Events of Default, and the Administrative Agent and the Lenders have agreed to do so, but only upon the terms and conditions set forth herein;

WHEREAS, the Borrowers have requested, and the Lenders, the Administrative Agent and the Guarantors have agreed, on terms and conditions set forth herein, to certain modifications and waivers of the Credit Agreement; and

WHEREAS, from and after the Effective Date (as hereinafter defined) of this Forbearance and Amendment, the Credit Agreement shall be amended, subject to and upon the terms and conditions set forth herein.

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the fulfillment of the conditions set forth below, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1.                 Definitions.  Unless otherwise defined herein, capitalized terms used in this Forbearance and First Amendment, including its preamble and recitals, shall have the meanings ascribed thereto in the Credit Agreement.

                                                                                                                                                                      article II

ACKNOWLEDGMENT OF EVENTS OF DEFAULT; FORBEARANCE

Section 2.1.                 Forbearance.

a.                   On the terms and subject to the conditions set forth in this Forbearance Agreement, the Administrative Agent and the Lenders agree to forbear from taking any action or exercising any right or remedy at law or in equity permitted to be taken or exercised by them under the Credit Agreement or the other Loan Documents or under applicable law with respect to the Existing Events of Default during the period (the “Forbearance Period”) beginning on the Effective Date (as hereinafter defined) and ending on the Maturity Date; provided, however, that such forbearance shall extend only to the Existing Events of Default and not to any other Default or Event of Default now existing or occurring after the Effective Date and shall not in any way or manner restrict the Administrative Agent or the Lenders from exercising any rights or remedies they may have with respect to the Existing Events of Default from and after the expiration or termination of the Forbearance Period or with respect to any other Default or Event of Default at any time.  The Forbearance Period shall automatically terminate and expire on the Maturity Date without any requirement for notice to the Borrowers, the Borrower Representative or any other Loan Party or any other Person and all rights, remedies and privileges of the Administrative Agent and the Lenders under the Credit Agreement and the other Loan Documents shall be available to, and capable of exercise by, the Administrative Agent and the Lenders.

b.                   Notwithstanding anything to the contrary set forth in the Credit Agreement or any other Loan Document, the Loan Parties, the Administrative Agent and the Lenders agree that from and after the date hereof, upon the occurrence and during the continuance of a Default or Event of Default that, in each case, is not an Existing Event of Default, no Lender shall have any obligation to make Revolving Loans pursuant to the Credit Agreement.

c.                    The Administrative Agent and the Lenders agree that, notwithstanding the occurrence and continuance of the Existing Events of Default and the provisions of Section 2.13(d) of the Credit Agreement, during the Forbearance Period, interest shall accrue on the Loans and any other amounts outstanding under the Credit Agreement at the non-default rate set forth in the Credit Agreement.

d.             Notwithstanding any other term or provision of the Credit Agreement to the contrary, beginning on the Effective Date and each month thereafter during the Forbearance Period, interest on all Loans shall be payable in arrears on the last Business Day of each month.

                                                                                                                                                                    article III

ADDITIONAL AGREEMENTS

Section 3.1.                 Asset Sales; Application of Net Proceeds.

(a)                 In order to induce the Administrative Agent and the Lenders to enter into this Forbearance and First Amendment and, notwithstanding any term or provision to the contrary in any of the Loan Documents, each Loan Party acknowledges and agrees that: (i) the first $1,000,000 of Net Proceeds received by any Loan Party from any sale, transfer or other disposition of any property or asset of any such Loan Party other than the assets set forth on Schedule B hereto shall be deposited into an account (the “Cash Collateral Account”) maintained with the Administrative Agent as collateral security for the Obligations, (ii) upon any sale, transfer or other disposition of the EP Brands or Sam Pak, as set forth on Schedule B hereto, there shall be paid to the Administrative Agent, for the ratable benefit of the Revolving Lenders, an amount of Net Proceeds equal to the sum of $3 million less the amount on deposit in the Cash Collateral Account which Net Proceeds shall be applied to the mandatory prepayment of the Revolving Loans in excess of $6,000,000 and the permanent reduction of the Revolving Commitment in excess of $6,000,000 (in the latter case, regardless of whether there are any Revolving Loans outstanding in excess of $6,000,000) and (iii) upon a sale of the capital stock or assets of Dairy, there shall be paid to the Administrative Agent for the ratable benefit of the Lenders an amount sufficient to pay (a) the Secured Obligations in full and (b) any amounts owing to Chase, as Administrative Agent under the Americana Credit Agreement.  In the case of payments made under clause (iii) of the immediately preceding sentence, the Revolving Commitment shall be terminated.  After application of the Net Proceeds specified in clauses (i) and (ii) above, the Loan Parties may from time to time deposit the Net Proceeds received by any Loan Party from any sale, transfer or other disposition of any property or asset of any such Loan Party into an account (the “Working Capital Account”; and together with the Cash Collateral Account, the “Accounts”) maintained with the Administrative Agent in order to fund the working capital requirements of the Borrowers.  To the extent that EPDS (East) sale occurs prior to the Effective Date, the Borrowers shall retain $1,000,000 of such proceeds to be deposited into the Cash Collateral Account immediately upon the Effective Date.

(b)                 The Loan Parties acknowledge and agree that all funds maintained in the Accounts constitute Collateral securing the Obligations of the Loan Parties under the Credit Agreement and the other Credit Documents.

(c)                 Subject to the occurrence of the Effective Date (as defined hereinafter), the Lenders hereby authorize and direct the Administrative Agent: (i) to release to the Borrowers from time to time during the Forbearance Period amounts maintained in the Working Capital Account to fund the Borrowers’ operating requirements; and (ii) to hold the remainder of the funds maintained in the Working Capital Account as Collateral for the Obligations.

Section 3.2.                 Non-Payment of Revolving Loan Obligations.  The parties hereto hereby acknowledge and agree that in the event the Revolving Loan Obligations shall not have been repaid in full in cash on the Maturity Date, the Administrative Agent shall be irrevocably authorized without any requirement for notice to the Borrowers, the Borrower Representative or any other Loan Party or any other Person to: (i) apply any funds held in the Accounts to the repayment of the Revolving Loan Obligations and the permanent reduction of the Revolving Commitment and (ii) request drawings under the Standby Letter of Credit (as hereinafter defined) in an amount equal to the Revolving Loan Obligations outstanding on the date of presentment, (after application and receipt of any funds held in the Accounts and concurrent reduction of Obligations) up to a maximum amount equal to $5,000,000, which drawings shall be applied to the permanent repayment of the Revolving Loan Obligations and the reduction of the Revolving Commitment.

Section 3.3.                 Expenses.  The Borrowers shall pay to the Administrative Agent for the ratable benefit of the Lenders all expenses and fees due and owing under the Credit Agreement and other Loan Documents on a current pay basis.

Section 3.4.                 Advisor Fees and Expenses.  During the Forbearance Period:

(a)                 the Borrowers shall not be obligated to retain the services of a financial advisor unless they determine to do so in their discretion; and

(b)                 the Administrative Agent and the Lenders agree that they shall not seek reimbursement of fees and expenses of any financial advisor retained by the Administrative Agent or the Lenders.

Section 3.5.                 Availability.  On the terms and subject to the conditions set forth herein, the Lenders hereby agree that, during the Forbearance Period, the Availability Block, currently set at $12,500,000, shall be reduced to zero and shall not be reinstated in any amount during the Forbearance Period.  For the avoidance of doubt, all other provisions of the Borrowing Base shall remain in effect.

Section 3.6.                 Grant of Security Interest.  The Lenders and the Administrative Agent consent to the Borrowers and the Guarantors granting a junior security interest to 2118769 Ontario Inc. (“Ontario Inc.”) and Michael Serruya (“Serruya”) with respect to their obligations to Ontario, Inc. and Serruya resulting from the Indemnification and Waiver (as defined below) and the Standby Letter of Credit (as defined below), subject to such security interest and claims being subordinated to the security interest securing the Obligations on terms satisfactory to the Administrative Agent.  The Borrowers acknowledge and agree that the Lenders and the Administrative Agent are relying on the Borrowers’ representations in Article VII hereof in granting this consent.

                                                                                                                                                                            article IV

WAIVERS

Section 4.1.                 Waivers.

(a)                 The Lenders hereby agree to waive the Existing Events of Default for the duration of the Forbearance Period.

(b)                 The Lenders hereby agree to waive the Borrowers’ compliance with Sections 5.01(a), (b), (f), (k), (l), (n), (o) and (p), 5.17, 5.18, 6.05, 6.12 and 6.13 of the Credit Agreement and any event of default under clause (m) of Article VII in connection with a change in the composition of the Board of Directors for the duration of the Forbearance Period.

(c)                 Notwithstanding any term or provision to the contrary in any Loan Document, during the Forbearance Period, the consent of the Administrative Agent and the Lenders shall not be required in connection with any sale, transfer or other disposition of any property or asset of any Loan Party and the Lenders hereby agree to waive the mandatory prepayment requirements set forth in Section 2.11 of the Credit Agreement with respect to any such sale, transfer or other disposition; provided, however, that 100% of the Net Proceeds of any such sale, transfer or other disposition shall be applied in accordance with the provisions of Section 3.1 hereof; provided, further, that in the case of a sale of the capital stock or assets of Dairy, there shall be paid to the Administrative Agent for the ratable benefit of the Lenders an amount sufficient to pay (i) the Secured Obligations in full and (ii) all fees and expenses due and owing to Chase, as administrative agent under the Americana Credit Agreement.

                                                                                                                                                                              article V

AMENDMENTS TO CREDIT AGREEMENT

Section 5.1.                 Amendments.

(a)                 Section 1.01 of the Credit Agreement is hereby amended by amending the definition of “Maturity Date” to read as follows:

“Maturity Date” means the earlier to occur of either of the following events:  (a) 5:00 p.m. (Eastern time) on May 17, 2007; (b) the date on which any Loan Party becomes subject to a proceeding under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization, conservatorship or relief of debtors (including any case under Title 7 or 11 of the United States Code, as amended from time to time, or any successor statute) or (c) the date on which the Obligations are accelerated in accordance with the terms of Article VII of the Credit Agreement.

(b)                 Section 1.01 of the Credit Agreement is hereby further amended by amending the definition of “Revolving Commitment” to read as follows:

“Revolving Commitment” means, with respect to each Lender, the commitment, if any, of such Lender to make Revolving Loans and to acquire participations in Letters of Credit, Overadvances and Swingline Loans hereunder, expressed as an amount representing the maximum possible aggregate amount of such Lender’s Revolving Exposure hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.09 and (b) reduced from time to time pursuant to assignments by or to such Lender pursuant to section 9.04.  The amount of each Lender’s Revolving Commitment is set forth on the Commitment Schedule, or in the assignment and Assumption pursuant to which such Lender shall have assumed its Revolving Commitment, as applicable.  The aggregate amount of the Lenders’ Revolving Commitments is $8,000,000.

(c)                 Section 1.01 of the Credit Agreement is further amended by adding thereto each of the following defined terms and definitions thereof in the proper alphabetical order:

“Forbearance and First Amendment” means that certain Forbearance, Waiver and First Amendment, dated as of November 17, 2006, among the Borrowers, the Guarantors, the Administrative Agent and the Lenders (as may be amended, modified or supplemented from time to time).

“Intercreditor Agreement” means that certain Amended and Restated Intercreditor and Subordination Agreement, dated as of November 17, 2006, between the Administrative Agent and Chase, as administrative agent for the lenders party to the Americana Credit Agreement.

“Revolving Loan Obligations” means all obligations of the Borrowers to make payment, at the times and on the terms set forth in this Agreement, of the unpaid principal amount of and interest on the Revolving Loans and the payment or performance of all other obligations, liabilities and Indebtedness of the Borrowers to the Revolving Lenders arising under or in connection with any Loan Document, including, without limitation, all fees, costs, expenses and indemnity obligations thereunder.

“Subdebt Intercreditor Agreement” means that certain Intercreditor and Subordination Agreement, dated as of November 17, 2006, by and among the Administrative Agent, Chase, as administrative agent for the lenders party to the Americana Credit Agreement, 2118769 Ontario Inc., an Ontario corporation and Michael Serruya, an individual.

(d)                 The definition of “Loan Documents” in Section 1.01 of the Credit Agreement is hereby amended by inserting the phrase “Subdebt Intercreditor Agreement” after the phrase “the Loan Guaranty,” on the second line thereof.

(e)                 Section 5.11 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“Section 5.11.  Field Examinations.  During the pendency of an Event of Default, each Loan Party shall, at their expense and upon the Administrative Agent’s request, during normal business hours (and at any time when a Default exists) permit the Administrative Agent to conduct field examinations and accounting reviews of the existence and condition of the Accounts, Inventory and books and records of such Loan Party and each Subsidiary thereof and to review their compliance with the terms and conditions of this Agreement and the other Loan Documents.”

(f)                  To reflect the permanent reduction in the Revolving Commitments, the Commitment Schedule to the Credit Agreement is hereby amended by deleting such Schedule in its entirety and substituting therefor the Commitment Schedule attached hereto.

                                                                                                                                                                            article VI

CONDITIONS TO EFFECTIVENESS

Section 6.1.                 Effective Date.  This Forbearance and First Amendment shall become effective on the date (the “Effective Date”) when all of the following conditions have been satisfied:

(a)                 the Administrative Agent shall have received counterparts of this Forbearance and First Amendment executed on behalf of the Borrowers, the Guarantors and the Lenders;

(b)                 the Administrative Agent shall have received an irrevocable standby letter of credit (the “Standby Letter of Credit”) in favor of the Administrative Agent, for the ratable benefit of the Revolving Lenders, in the aggregate face amount of $5,000,000, which Standby Letter of Credit shall be issued by an acceptable financial institution and be in form and substance satisfactory to the Administrative Agent;

(c)                 the Administrative Agent shall have received executed counterparts of an indemnification and waiver agreement (the “Indemnification and Waiver”), dated as of the date hereof, by  and among Serruya, Ontario Inc., JPMorgan Chase Bank, N.A., in its respective capacities as Administrative Agent and Lender under the Credit Agreement and the Americana Credit Agreement and General Electric Capital Corporation and GMAC Commercial Finance LLC, in their respective capacities as lenders under the Credit Agreement and the Americana Credit Agreement, in form and substance satisfactory to the Administrative Agent;

(d)                 the Administrative Agent shall have received a duly executed copy of the Master Assignment and Assumption, in the form of Exhibit A to the Americana Credit Agreement,  dated as of the date hereof, by and between each of the Assignors identified on the signature pages thereto and each of the Assignees identified on the signature pages thereto, and the transactions contemplated thereby shall have been consummated;

(e)                 the Administrative Agent shall have received a duly executed copy of the Intercreditor Agreement, in form and substance satisfactory to the Administrative Agent;

(f)                  the Administrative Agent shall have received a duly executed copy of the Subdebt Intercreditor Agreement, in form and substance satisfactory to the Administrative Agent;

(g)                 no Default or Event of Default, other than the Existing Events of Default, shall have occurred;

(h)                 the representations and warranties made by each of the Loan Parties herein shall be true and correct in all material respects;

(i)                   the Loan Parties shall have obtained all consents and waivers from any Person necessary for the execution, delivery and performance of this Forbearance and First Amendment and any other document, action or transaction contemplated hereby;

(j)                  the Borrowers shall have paid the Administrative Agent, by wire transfer of immediately available funds, in accordance with the Credit Agreement and the other Loan Documents, all fees accrued and unpaid as of the Effective Date; and

(k)                 the professional fees and expenses of the Administrative Agent and the Lenders, including the reasonable fees and expenses of the Administrative Agent’s legal counsel and financial advisor, Carl Marks Advisory Group (“CMAG”), shall have been paid in full by wire transfer of immediately available funds.

                                                                                                                                                                        article VII

REPRESENTATIONS AND WARRANTIES

Section 7.1.                 Representations and Warranties.  In order to induce the Administrative Agent and the Lenders to enter into this Forbearance and First Amendment, the Loan Parties represent and warrant to the Administrative Agent and the Lenders as follows:

(a)                 the execution, delivery and performance by the Loan Parties of this Forbearance and First Amendment and the performance by the Loan Parties of their respective obligations under the Credit Agreement as modified by this Forbearance and First Amendment (and the transactions contemplated thereby) (i) have been duly authorized by all requisite corporate or other action on the part of the Loan Parties and (ii) do not (x) contravene or violate any of the organizational or constitutive documents of the Loan Parties, (y) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Loan Parties, or (z) result in, or require the creation or imposition of, any Lien on any property or assets of the Loan Parties except pursuant to the terms of the Loan Documents;

(b)                 upon the effectiveness of this Forbearance and First Amendment, it will constitute the legal, valid and binding obligation of the Loan Parties, enforceable against the Loan Parties in accordance with its terms, in each case subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally, and to general equitable principles (whether considered in a proceeding in equity or at law);

(c)                 except with respect to the occurrence of the Existing Events of Default, the representations and warranties set forth in Article III of the Credit Agreement and in each of the other Loan Documents are true and correct in all material respects, or in the case of a representation and warranty that is qualified by a Material Adverse Effect shall be true and correct, with the same effect as if made on the Effective Date (except for representations and warranties that are made as of a specific date or time, which shall be true and correct only as of such specific date or time); and

(d)                 except with respect to the occurrence of the Existing Events of Default, after giving effect to the amendments set forth in this Forbearance and First Amendment, no Default or Event of Default has occurred and is continuing.

                                                                                                                                                                 article VIII

ACKNOWLEDGEMENTS BY BORROWER AND GUARANTORS

Section 8.1.                 Acknowledgments of Indebtedness.

(a)                 Each Borrower hereby confirms and acknowledges, as of the date hereof, that it is validly indebted to the Administrative Agent and the Lenders for the payment in full of all Secured Obligations, without defense, counterclaim, offset, cross-complaint, claim or demand of any kind or nature whatsoever.

(b)                 Each Guarantor hereby confirms and acknowledges as of the date hereof that it is validly indebted to the Administrative Agent and the Lenders for the payment in full of all Secured Obligations which it has guaranteed, without defense, counterclaim, offset, cross-complaint, claim or demand of any kind or nature whatsoever.

Section 8.2.                 Release.  Each of the Borrowers and each of the Guarantors, on its own behalf, and on behalf of its successors and assigns, hereby releases, waives and forever discharges the Administrative Agent, the Lenders and all of their officers, directors, employees and agents from any and all actions, causes of action, debts, dues, claims, demands, liabilities and obligations of every kind and nature, both in law and equity, known or unknown, whether matured or unmatured, absolute or contingent arising from the beginning of the world through the date hereof with respect to this Forbearance and First Amendment, the Credit Agreement, the other Loan Documents and the transactions contemplated thereby.

Section 8.3.                 Loan Documents Still in Force.  Each of the Borrowers and the Guarantors hereby (a) ratifies and affirms in their entirety the Credit Agreement and the other Loan Documents and (b) subject to the terms and conditions of this Forbearance, agrees that the Credit Agreement and other Loan Documents shall remain in full force and effect throughout the Forbearance Period and from and after the expiration or termination thereof.  Each of the Borrowers and the Guarantors agrees that nothing in this Forbearance and First Amendment shall, or shall be construed to: (i) impair the validity, perfection or priority of the lien and security interest created under or evidenced by any Mortgage, any Security Agreement or any of the other Collateral Documents to which it is a party; (ii) waive or impair any rights, powers or remedies of the Administrative Agent or the Lenders under the Loan Documents upon termination of the Forbearance Period, all of which are expressly reserved; (iii) require the Administrative Agent or the Lenders to extend the Forbearance Period, or grant additional cure or forbearance periods, or otherwise modify this Forbearance and First Amendment; or (iv) waive the Existing Events of Default except as expressly set forth herein.

                                                                                                                                                                         article IX

MISCELLANEOUS

Section 9.1.                 Loan Document.  This Forbearance and First Amendment is a Loan Document executed pursuant to the Credit Agreement and shall (unless otherwise expressly indicated therein) be construed, administered and applied in accordance with the terms and provisions of the Credit Agreement, including Article VII thereof.

Section 9.2.                 Counterparts, etc.  This Forbearance and First Amendment may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute but one and the same agreement.  Delivery of an executed counterpart by facsimile shall be effective as delivery of a manually executed counterpart.

Section 9.3.                 GOVERNING LAW.  THIS FORBEARANCE AND FIRST AMENDMENT, IN ACCORDANCE WITH SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, BUT OTHERWISE WITHOUT REGARD TO ANY CONFLICTS OF LAWS PRINCIPLES THEREOF THAT WOULD CALL FOR THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION, BUT GIVING EFFECT TO FEDERAL LAWS APPLICABLE TO NATIONAL BANKS.

Section 9.4.                 Successors and Assigns.  This Forbearance and First Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

Section 9.5.                 Entire Agreement.  This Forbearance and First Amendment and the other Loan Documents set forth the entire understanding and agreement of the parties hereto in relation to the subject matter hereof and thereof and supersede any prior negotiations and agreements among the parties relative to such subject matter.  No promise, condition, representation or warranty, express or implied, not herein or therein set forth shall bind any party hereto, and no one of them has relied on any such promise, condition, representation or warranty.  Each of the parties hereto acknowledges that, except as otherwise expressly stated in this Forbearance and First Amendment, no representations, warranties or commitments, express or implied, have been made by any party to any other party with respect to the subject matter of this Forbearance and First Amendment.  None of the terms or conditions of this Forbearance and First Amendment may be changed, modified, waived or canceled, orally or otherwise, except as provided in the Credit Agreement.

Section 9.6.                 Relationship. The Loan Parties agree that the relationship between the Administrative Agent, the Lenders and the Loan Parties is that of creditor and debtor and not that of partners or joint venturers.  This Forbearance and First Amendment does not constitute a partnership agreement, or any other association between the Administrative Agent, the Lenders and the Loan Parties.  The Loan Parties acknowledge that the Administrative Agent and the Lenders have acted at all times only as creditors to the Loan Parties within the normal and usual scope of the activities normally undertaken by a creditor and in no event have the Administrative Agent or any of the Lenders attempted to exercise any control over the Loan Parties or their respective businesses or affairs.

Section 9.7.                 No Third Party Beneficiaries.  This Forbearance and First Amendment is made and entered into for the sole protection and benefit of the Loan Parties, the Administrative Agent and the Lenders and no other person or entity shall have any right of action hereon, right to claim any right or benefit from the terms contained herein, or be deemed a third party beneficiary hereunder.

Section 9.8.                 Expenses. All reasonable out-of-pocket costs and expenses incurred by the Administrative Agent in connection with the preparation, negotiation, execution and administration of the forbearance contemplated herein, including, without limitation, the reasonable fees and disbursements of Kaye Scholer LLP and CMAG shall be paid or reimbursed by the Borrowers, promptly upon receipt of invoices therefor; provided, that the Borrowers shall not be required to reimburse the Administrative Agent for the fees and expenses of CMAG or any other financial advisor retained by the Administrative Agent or the Lenders during the administration of the forbearance contemplated herein.

Section 9.9.                 Full Force and Effect.  This Forbearance and First Amendment shall be limited precisely as written and shall not be deemed (a) to be a consent granted pursuant to, or a waiver or modification of, any term or condition of the Credit Agreement, the other Loan Documents or any of the instruments or agreements referred to therein or a waiver of any Default or Event of Default under the Credit Documents, whether or not known to any of the Administrative Agent or any of the Lenders or (b) to prejudice any other right or rights which the Administrative Agent or the Lenders may now have or have in the future under or in connection with the Credit Agreement, the other Loan Documents or any of the instruments or agreements referred to therein.  Except to the extent hereby amended or modified, the Credit Agreement and each of the Loan Documents shall continue in full force and effect in accordance with the provisions thereof, and are hereby ratified and confirmed.  As used in the Credit Agreement, the terms “Credit Agreement,” “this Agreement,” “herein,” “hereafter,” “hereto,” “hereof,” and words of similar import shall, unless the context otherwise requires, mean the Credit Agreement as modified by this Forbearance and First Amendment.  References to the terms “Agreement” or “Credit Agreement” appearing in the Exhibits or Schedules to the Credit Agreement or in the other Loan Documents shall, unless the context otherwise requires, mean the Credit Agreement as modified by this Forbearance and First Amendment.

Section 9.10.             Consultation with Advisors.  Each of the Loan Parties acknowledges that it has consulted with counsel and with such other experts and advisors as it has deemed necessary in connection with the negotiation, execution and delivery of this Forbearance and First Amendment.  This Forbearance and First Amendment shall be deemed to have been jointly drafted and shall be construed without regard to any presumption or rule requiring that it be construed against the party causing this Forbearance and First Amendment or any part hereof or thereof to be drafted.

Section 9.11.             Invalidity; Severability.  Whenever possible, each provision of this Forbearance and First Amendment shall be interpreted in such manner as to be effective and valid under all applicable laws and regulations.  Any provision of this Forbearance and First Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 9.12.             Headings.  The headings of this Forbearance and First Amendment are for the purposes of reference only and shall not affect the construction of, or be taken into consideration in interpreting, this Forbearance and First Amendment.

Section 9.13.             Survival.  Section 8.2 of this Forbearance and First Amendment shall survive the Maturity Date and the repayment of the Obligations.  All other representations, warranties, covenants, agreements, undertakings, waivers and releases by each of the Loan Parties contained herein shall survive until all Obligations shall have been indefeasibly paid in full in cash (whether or not the Maturity Date shall have occurred).

Section 9.14.             Further Amendments and Consents.  Should there be a need for further amendments, modifications, waivers or consents with respect to the matters addressed herein or any other matters, requests for such amendments, modifications, waivers or consents shall be evaluated by the Administrative Agent and the Lenders when formally requested, in writing, by the Borrower Representative and except as otherwise expressly set forth herein to the contrary, the Administrative Agent and the Lenders may deny any such requests.  No such amendment, modification waiver or consent shall be effective unless made in accordance with the terms of the Credit Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Borrowers, the other Loan Parties, the Lenders and the Administrative Agent have caused this Forbearance and First Amendment to be duly executed on the date first above written.

BORROWERS:	INTEGRATED BRANDS INC.

By: ____________________________________________ Name: Title:

ESKIMO PIE FROZEN DISTRIBUTION, INC.

By: ____________________________________________ Name: Title:

ESKIMO PIE CORPORATION

By: ____________________________________________ Name: Title:

COOLBRANDS DAIRY, INC.

By: ____________________________________________ Name: Title:

OTHER LOAN PARTIES:	COOLBRANDS INTERNATIONAL INC.

By: ____________________________________________ Name: Title:

SUGAR CREEK FOODS, INC.

By: ____________________________________________ Name: Title:

INTEGRATED BRANDS FRANCHISE CORP.

By: ____________________________________________ Name: Title:

COOLBRANDS SMOOTHIES FRANCHISE LLC By: INTEGRATED BRANDS FRANCHISE CORP., its sole member

By: ____________________________________________ Name: Title:

AGENT AND LENDERS:	JPMORGAN CHASE BANK, N.A., individually, as Administrative Agent, Issuing Bank and Swingline Lender

By: ____________________________________________ Title:

GMAC COMMERCIAL FINANCE LLC, as a Lender

By: ____________________________________________ Name: Title:

GENERAL ELECTRIC CAPITAL CORPORATION, as Documentation Agent and as a Lender

By: ____________________________________________ Name: Title:

Exhibit 4.20

Guarantee

GUARANTEE

WHEREAS Americana Foods Limited Partnership (the "Borrower") has entered into a credit agreement dated as of April 21, 2006 among the Borrower, JPMorgan Chase Bank, N.A., in its capacity as administrative agent (in such capacity, the "Administrative Agent") for the lenders from time to time party thereto (such lenders, together with their respective successors, assigns and transferees (the "Lenders")), and the Lenders party thereto (as amended from time to time, the "Credit Agreement"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Credit Agreement;

AND WHEREAS the Guarantor owns a controlling interest in the Borrower and is financially interested in the Borrower's affairs;

AND WHEREAS it is a requirement of the Credit Agreement that the undersigned CoolBrands International Inc. (the "Guarantor") guarantee payment of all Secured Obligations (as hereinafter defined);

NOW THEREFORE for good and valuable consideration including payment to the Guarantor of the sum of ten dollars, the receipt and sufficiency of which are hereby acknowledged, the Guarantor hereby agrees with the Administrative Agent as follows:

Section 1               Guarantee
The Guarantor hereby unconditionally guarantees the punctual payment and performance to the Administrative Agent, forthwith on demand by the Administrative Agent, of all present and future Secured Obligations. The Guarantor also guarantees the full, prompt and unconditional performance of all obligations and agreements of every kind owed or hereafter to be owed by the Borrower to the Administrative Agent or the Lenders under the Credit Agreement and the other Loan Documents to which the Borrower is a party. This guarantee shall be a continuing guarantee and shall guarantee the Secured Obligations and any ultimate balance thereof, notwithstanding that the Borrower may from time to time satisfy the Secured Obligations in whole or in part and thereafter incur further Secured Obligations.

Section 2               Indemnity
In addition to the guarantee provided in section 1, and as a separate and distinct obligation, the Guarantor hereby agrees to indemnify and save harmless the Administrative Agent and the Lenders, forthwith on demand by the Administrative Agent, from and against any and all direct and indirect claims, demands, losses, damages, liabilities, charges, obligations, payments and expenses of any nature or kind, howsoever or whenever arising, which the Administrative Agent or any Lender or Lenders may suffer or incur in any way relating to or arising from:

(a)           the failure of the Borrower to pay and satisfy the Secured Obligations; or
(b)           the Secured Obligations or any agreement creating or relating to any or all Secured Obligations in any way being or becoming for any reason whatsoever, in whole or in part, void, voidable, ultra vires, illegal, invalid, ineffective or otherwise unenforceable or released or discharged by operation of law or otherwise;

provided that any payment actually made by the Guarantor to the Administrative Agent under section 1 shall reduce the liability of the Guarantor under this section 2 by the same amount.

Section 3               Limitation of Liability
The liability of the Guarantor under this agreement is unlimited.

Section 4               Interest after Demand
The Guarantor shall pay to the Administrative Agent interest on all amounts owing by the Guarantor pursuant to this agreement accruing from the date the Administrative Agent demands payment pursuant to this agreement at the highest rate per annum applicable from time to time to any of the Secured Obligations. Such interest shall be calculated and payable monthly not in advance both before and after judgment on the first day of each month after such demand.

Section 5               Determination of Liability for Future Advances
The Secured Obligations herein guaranteed shall not include any voluntary advances made by the Administrative Agent or any Lender to the Borrower after the date (the "Determination Date") which is ninety days following the date of receipt by the Administrative Agent of written notice from the Guarantor advising that the Guarantor shall not be responsible for such advances. As used herein, "voluntary advances" excludes advances made by the Administrative Agent or any Lender to or for the benefit of the Borrower which the Administrative Agent or any Lender is required to make as a result of a commitment given prior to the Determination Date to the Borrower or another person, including, without limitation, any payment by the Administrative Agent or any Lender under a letter of credit issued or a bankers' acceptance accepted by the Administrative Agent or any Lender for the account of the Borrower. For greater certainty, the Secured Obligations herein guaranteed shall continue to include all obligations of the Borrower to the Administrative Agent and the Lenders (and any of them) in existence on the Determination Date, including, but not limited to, contingent obligations of the Borrower arising under guarantees provided by the Borrower in respect of the obligations of others, even though such contingent obligations may mature and be payable by the Borrower after the Determination Date, and even though the ultimate liability of the Borrower in respect of such contingent obligations may exceed the Borrower's contingent liability thereunder on the Determination Date.

Section 6               Borrower's Status and Authority
All monies, advances, renewals or credits in fact borrowed or obtained from the Administrative Agent or any Lender by the Borrower or by persons purporting to act on behalf of the Borrower shall be deemed to form part of the Secured Obligations, notwithstanding any lack or limitation of status or power, any incapacity or disability of the Borrower or its directors, officers, employees or agents, or that the Borrower may not be a legal entity or that such borrowing or obtaining of monies, advances, renewals or credits or the execution and delivery of any agreement or document by or on behalf of the Borrower is in excess of the powers of the Borrower or any of its directors, officers, employees or agents or is in any way irregular, defective, fraudulent or informal. The Administrative Agent and the Lenders have no obligation to enquire into the powers of the Borrower or any of its directors, officers, employees or agents acting or purporting to act on its behalf, and shall be entitled to rely on this provision notwithstanding any actual or imputed knowledge regarding any of the foregoing matters.

Section 7               Liability Unaffected by Certain Matters
The liability of the Guarantor hereunder shall be absolute and unconditional irrespective of, and shall not be released, discharged, limited or otherwise affected by:

(a)           the lack of validity or enforceability of the Secured Obligations in whole or in part for any reason whatsoever, including without limitation by reason of prescription, by operation of law or as a result of any applicable statute, law or regulation;

(b)           any prohibition or restriction imposed in respect of any rights or remedies of the Administrative Agent or any Lender in respect of any Secured Obligations, including without limitation any court order which purports to prohibit or suspend the acceleration of the time for payment of any Secured Obligations, the payment by the Borrower of any Secured Obligations or the tights or remedies of the Administrative Agent and Lenders (or any of them) against the Borrower in respect of any Secured Obligations;
(c)           the lack of validity or enforceability in whole or in part of the Credit Agreement or any other Loan Document.
(d)           any change in the corporate existence, structure, ownership or control of the Borrower (including any of the foregoing arising from any merger, consolidation, amalgamation, reorganization or similar transaction); any change in the name, objects, capital stock, constating documents or by-laws of the Borrower; or the dissolution, winding-up, liquidation or other distribution of the assets of the Borrower, whether voluntary or otherwise;
(e)           the Borrower's becoming insolvent or bankrupt or subject to any proceeding under the provisions of the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), the arrangement provisions of applicable corporate legislation, any legislation similar to the foregoing in any other jurisdiction, or any legislation enacted substantially in replacement of any of the foregoing, or the Administrative Agent's or any Lender's voting in favour of any proposal, arrangement or compromise in connection with any of the foregoing;
(f)            the failure or neglect of the Administrative Agent or any Lender to demand payment of Secured Obligations by the Borrower, any guarantor of Secured Obligations or any other person;
(g)           the valuation by the Administrative Agent or any Lender of any security held in respect of the Secured Obligations, which shall not be considered as a purchase of such security or as payment on account of the Secured Obligations;
(h)           any right or alleged right of set-off, combination of accounts, counterclaim, appropriation or application or any claim or demand that the Borrower or the Guarantor may have or may allege to have against the Administrative Agent or any Lender or Lenders; or
(i)            any other circumstances which might otherwise constitute a legal or equitable defence available to, or complete or partial discharge of, the Borrower in respect of the Secured Obligations or of the Guarantor in respect of this agreement.
Section 8               Liability Unaffected by Actions of the Administrative Anent or any Lender or Lenders
The liability of the Guarantor hereunder shall be absolute and unconditional irrespective of, and shall not be released, discharged, limited or otherwise affected by anything done, suffered or permitted by the Administrative Agent or any Lender or Lenders in connection with the Borrower or any Secured Obligations. For greater certainty and without limiting the generality of the foregoing, without releasing, discharging, limiting or otherwise affecting in whole or in part the liability of the Guarantor under this agreement, and without notice to or the consent of the Guarantor, the Administrative Agent or any Lender or Lenders may from time to time:

(a)   make advances and extend credit to the Borrower (including new loans and credit facilities, whether in addition to or in replacement for other loans and credit facilities previously established for the Borrower), convert revolving lines of credit to non-revolving lines of credit or vice versa, increase or decrease the amount of credit available to the Borrower and receive payments in respect of the Secured Obligations;
(b)   increase the interest rates, fees and charges applicable to all or any portion of the Secured Obligations from time to time;
(c)   amend, renew, waive, release or terminate the Credit Agreement or any of the other Loan Documents or any provisions thereof in whole or in part from time to time (including, without limitation, any provisions relating to interest rates, fees, margin requirements, conditions for the extension of credit and the determination of the amount of credit available, positive and negative covenants, payment provisions, the application of payments received by or on behalf of the Borrower, and events of default);
(d)   extend, renew, settle, compromise, waive, release or terminate the Secured Obligations in whole or in part from time to time;
(e)   grant time, renewals, extensions, indulgences, releases and discharges to the Borrower;
(f)    take, refrain from taking or release guarantees from other persons in respect of Secured Obligations;
(g)   accept compromises or arrangements from the Borrower, any guarantor of Secured Obligations or any other person;
(h)   refrain from demanding payment from or exercising any rights or remedies in respect of the Borrower or any guarantor of Secured Obligations;
(i)    apply all monies received from the Borrower, any guarantor of the Borrower or any other person or from the proceeds of any security to pay such part of the Secured Obligations as the Administrative Agent and Lenders may see fit, or change any such application in whole or in part from time to time, notwithstanding any direction which may be given regarding application of such monies by the Borrower, any guarantor of the Borrower or any other person; and
(j)    otherwise deal with the Borrower, any guarantor of Secured Obligations or any other person and any security held by the Administrative Agent or any Lender or Lenders in respect of Secured Obligations, as the Administrative Agent or such Lender or Lenders may see fit in its or their absolute discretion.
Section 9               Liability Unaffected by Failure of the Administrative Agent or any Lender or Lenders to Take, Hold or Enforce Security
The Guarantor agrees that the Guarantor has provided this agreement to the Administrative Agent on the express understanding that the Administrative Agent and the Lenders have no obligation to obtain any security from the Borrower or from others to secure payment or performance of any Secured Obligations; and if the Administrative Agent or any Lender in its absolute discretion obtains any such security from the Borrower or others, the Administrative Agent or such Lender shall have no obligation to continue to hold such security or to enforce such security. The Guarantor shall not be entitled to rely on or benefit from, directly or indirectly, any such security which the Administrative Agent or any Lender may obtain. In furtherance of the foregoing, the liability of the Guarantor hereunder shall be absolute and unconditional irrespective of, and shall not be released, discharged, limited or otherwise affected by:

(a)   the loss of or failure by the Administrative Agent or any Lender to register, perfect or maintain any security given by the Borrower or by other persons in respect of Secured Obligations, whether intentionally or through failure, neglect or otherwise;
(b)   the failure or neglect of the Administrative Agent or any Lender to enforce any security held in respect of the Borrower or in respect of any guarantor of Secured Obligations;
(c)   the Administrative Agent's or any Lender's having released, discharged, compromised or otherwise dealt with any such security in any manner whatsoever (and for greater certainty the Administrative Agent and Lender shall not be bound to exhaust its or their recourse against the Borrower, guarantors of the Borrower or other persons or enforce any security held in respect of Secured Obligations or take any other action or legal proceeding before being entitled to payment from the Guarantor under this agreement, and the Guarantor hereby waives all benefits of discussion and division); or
(d)   the enforcement by the Administrative Agent or any Lender of any such security in an improvident or commercially unreasonable manner (including the sale or other disposition of any assets encumbered by such security at less than the fair market value thereof) whether as a result of negligence, recklessness or wilful action or inaction on the part of the Administrative Agent or any Lender or otherwise, and regardless of any duty which the Administrative Agent or any Lender might have to the Borrower under applicable law (including applicable personal property security legislation) in respect of the enforcement of any such security.
Section 10             Accounts Settled
The records of the Administrative Agent as to the unpaid balance of the Secured Obligations due at any time shall constitute prima facie evidence that the said amount is so due.

Section 11             Waivers
No delay on the part of the Administrative Agent or any Lender in exercising any of its options, powers, rights or remedies, or any partial or single exercise thereof, shall constitute a waiver thereof. No waiver, modification or amendment of this agreement or of any such options, powers, rights or remedies shall be deemed to have been made unless made in writing and signed by an authorized officer of the Administrative Agent, and any such waiver shall apply only with respect to the specific instance involved, and shall not impair the rights of' the Administrative Agent or the liability of the Guarantor hereunder in any other respect or at any other time.

Section 12             Foreign Currency Obligations
The Guarantor shall make payment to the Administrative Agent hereunder in the same currency as is required to be paid by the Borrower to the Administrative Agent in respect of the Secured Obligations (the "Required Currency"). If the Guarantor makes payment to the Administrative Agent hereunder in any other currency (the "Payment Currency"), such payment shall constitute satisfaction of the said liability of the Guarantor hereunder only to the extent that the Administrative Agent is able to purchase Required Currency with the amount of the Payment Currency received from the Guarantor on the date of receipt, in accordance with the Administrative Agent's normal practice; and the Guarantor shall remain liable for any deficiency together with interest thereon payable pursuant to section 4.

Section 13             Withholding Taxes
Except as otherwise required by law, each payment by the Guarantor hereunder shall be made without withholding for or on account of any present or future tax imposed by or within the jurisdiction in which the Guarantor is domiciled, any jurisdiction from which the Guarantor makes any payment or any other jurisdiction, or (in each case) any political subdivision or taxing authority thereof or therein. If any such withholding is required by law, the Guarantor shall make the withholding, pay the amount withheld to the appropriate governmental authority before penalties attach thereto or interest accrues thereon and forthwith pay to the Administrative Agent such additional amount as may be necessary to ensure that the net amount actually received by the Administrative Agent (after payment of such taxes including any taxes on such additional amount paid) is equivalent to the amount which the Administrative Agent would have received if no amounts had been withheld.

Section 14             Representations, Warranties and Covenants
(1)   The Guarantor represents and warrants to the Administrative Agent as follows, and acknowledges that each of the Administrative Agent and Lenders is relying on such representations and warranties as a basis for extending and maintaining the extension of credit to the Borrower:
(a)   the Guarantor is duly incorporated and existing under the laws of its jurisdiction of incorporation; it has full corporate power, authority and capacity to enter into and perform its obligations hereunder; all necessary action has been taken by its directors or shareholders and otherwise to authorize the execution and delivery of this agreement and the performance of its obligations hereunder; the Guarantor has, to the extent required by law, disclosed to its shareholders all information required with respect to the delivery of this agreement; there is no provision in any unanimous shareholder agreement which restricts or limits its powers to enter into or perform its obligations under this agreement; and none of the execution or delivery of this agreement, or compliance with the provisions of this agreement conflicts with, or results in a breach of its charter documents or by-laws; and
(b)   none of the execution or delivery of this agreement, or compliance by the Guarantor with the provisions of this agreement conflicts with or results in a breach of any agreement or instrument to which the Guarantor is a party or by which the Guarantor or any of the Guarantor's assets are bound or affected, or requires the consent of any other person (other than any consents which have been obtained); and
(c)   each of the representations and warranties made by the Guarantor in that certain Credit Agreement dated as of April 21, 2006 between JPMorgan Chase Bank, N.A., Integrated Brands Inc., Eskimo Pie Frozen Distribution, Inc., Eskimo Pie Corporation, CoolBrands Dairy, Inc. and the lenders party thereto (the "Integrated Credit Agreement") are incorporated herein, mutatis mutandis, shall survive the termination of the Integrated Credit Agreement and be deemed to continue to be a part of this agreement as if fully set out herein notwithstanding the termination of the Integrated Credit Agreement.
(2)    The Guarantor covenants and agrees that it will fully comply and will cause each of its Subsidiaries (as such term is defined in the Credit Agreement) to fully comply with each of the covenants set out in Articles V and VI of each of (i) the Credit Agreement and (ii) the Integrated Credit Agreement, and such covenants are hereby incorporated herein, mutatis mutandis, which covenants hereunder shall survive the termination of the Integrated Credit Agreement and be deemed to continue to be a part of this agreement as if fully set out herein notwithstanding the termination (Stile Integrated Credit Agreement.
Section 15             Revival of Indebtedness and Liability
If at any time all or any part of any payment previously applied by the Administrative Agent or any Lender to any portion of the Secured Obligations is rescinded or returned by the Administrative Agent or any Lender for any reason whatsoever, whether voluntarily or involuntarily (including, without limitation, as a result of or in connection with the insolvency, bankruptcy or reorganization of the Borrower or the Guarantor, or any allegation that the Administrative Agent or any Lender received a payment in the nature of a preference), then to the extent that such payment is rescinded or returned, such portion of the Secured Obligations shall be deemed to have continued in existence notwithstanding such initial application, and this agreement shall continue to be effective or be reinstated, as the case may be, as to such portion of the Secured Obligations as though such payment had not been made.

Section 16             Postponement of Indebtedness and Subordination of Security
Payment of all present and future indebtedness, liabilities and obligations of the Borrower to the Guarantor (the "Postponed Indebtedness") is hereby postponed to payment and performance of all Secured Obligations. The Guarantor agrees that the Guarantor shall not, except to the extent consented to by the Administrative Agent in writing, receive any payment of principal, interest or any other amount in respect of any Postponed Indebtedness until all Secured Obligations have been paid and satisfied in full. If any portion of the Postponed Indebtedness is paid in contravention of this agreement, the Guarantor shall hold such amount in trust for the Administrative Agent and immediately pay such amount to the Administrative Agent. If the Guarantor now or in the future holds any security for payment of any Postponed Indebtedness (the "Postponed Security"), the Postponed Security and the security interests constituted thereby are hereby postponed and subordinated to all present and future security and security interests held by the Administrative Agent or any Lender or Lenders in respect of any Secured Obligations, notwithstanding the order of execution, delivery, registration or perfection of such security or security interests, the order of advancement of funds, the order of crystallization of security, or any other matter which may affect the relative priorities of such security or security interests. The Guarantor shall not initiate or take any action to enforce the Postponed Security without the prior written consent of the Administrative Agent. The Guarantor shall, promptly at the Administrative Agent's request, deliver to the Administrative Agent, in form and substance satisfactory to the Administrative Agent, an assignment by the Guarantor to the Administrative Agent of all Postponed Indebtedness and Postponed Security as security for the Guarantor's obligations to the Administrative Agent pursuant to this agreement.

Section 17             Restrictions on Right of Subrogation
The Guarantor agrees not to exercise or enforce any right of indemnity, exoneration, contribution, reimbursement, recourse or subrogation against the Borrower or any other guarantor of Secured Obligations, or as to any security therefor, unless and until all Secured Obligations have been paid and satisfied in full and the Administrative Agent and the Lenders have no further obligation to extend credit to the Borrower. The Guarantor shall have no right to be subrogated hereunder unless:

(a)   the Guarantor has paid to the Administrative Agent an amount equivalent to all Secured Obligations together with all interest, expenses and other amounts due hereunder;
(b)   any other person having a potential right of subrogation has waived such right and consented to the assignment by the Administrative Agent to the Guarantor of the Secured Obligations and any security held by the Administrative Agent;
(c)   the Administrative Agent has received from the Borrower a release of all claims which the Borrower may have against the Administrative Agent and the Lenders, including any obligation to grant additional credit to the Borrower;
(d)   the Guarantor has executed and delivered to the Administrative Agent a release of any claims which the Guarantor may have against the Administrative Agent and the Lenders in respect of the Secured Obligations or this agreement; and
(e)   if required by the Administrative Agent, three months shall have elapsed from the time of the last payment made by the Borrower to the Administrative Agent and the last payment made by the Guarantor to the Administrative Agent hereunder.

The Guarantor shall cause all such documents to be in form and substance satisfactory to the Administrative Agent. Any such assignment of loans and security by the Administrative Agent to the Guarantor shall be on an "as is, where is" basis without representations, warranties or conditions, and without recourse to the Administrative Agent or any Lender.

Section 18             Interest Act (Canada) Eauivalencv
For the purpose of complying with the Interest Act (Canada), it is expressly stated that:

(i)            where interest is calculated pursuant hereto at a rate based on a 360 day period, the yearly rate or percentage of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the year (365 or 366, as the case may be) divided by 360; and
(ii)           the rates of interest and other rates specified in this agreement and the Credit Agreement are nominal rates and not effective rates or yields and the parties hereto acknowledge that there is a material distinction between the nominal and effective rates of interest, that they are capable of making the calculations necessary to compare such rates and that the principle of deemed reinvestment of interest shall not apply to any calculations of interest hereunder.
Section 19             Expenses
The Guarantor agrees to pay to the Administrative Agent, forthwith on demand by the Administrative Agent, all expenses (including legal fees on a full indemnity basis) incurred by the Administrative Agent or any Lender in connection with the preservation or enforcement of any of the its rights and remedies hereunder, together with interest thereon calculated and compounded at the rate provided in section 4.

Section 20             Additional Guarantee
This agreement is in addition to and not in substitution for any other guarantees or agreements which may have previously been given to the Administrative Agent or any Lender or Lenders by the Guarantor in connection with the Borrower or any Secured Obligations, and is in addition to and without prejudice to any security or guarantee now or hereafter held by the Administrative Agent or any Lender or Lenders in respect of any Secured Obligations, and any other rights or remedies which the Administrative Agent or any Lender or Lenders might have.

Section 21             Combination of Accounts and Set-Off
The Administrative Agent or any Lender may from time to time combine accounts and set off and apply any liabilities it may have to the Guarantor (including liabilities in respect of any monies deposited by the Guarantor with the Administrative Agent or any Lender) against any and all of the obligations of the Guarantor to the Administrative Agent or any Lender now or hereafter existing under this agreement, whether or not the Administrative Agent or any Lender has made any demand hereunder and whether or not any of such obligations may be unliquidated, contingent or unmatured.

Section 22             Notice
Without prejudice to any other method of giving notice, all communications provided for or permitted hereunder shall be in writing and given as provided for in the Credit Agreement (with respect to the Guarantor, to the address set forth on the signature page hereto).

Section 23             Severability
If any provision of this agreement shall be invalid or unenforceable, all other provisions hereof shall remain in full force and effect and all changes rendered necessary by the context shall be deemed to have been made.

Section 24             Interpretation
This agreement shall be construed as if all changes in grammar, number and gender rendered necessary by the context have been made. As used in this agreement, "person" includes an individual, corporation, partnership, joint venture, trust, unincorporated association or any government, crown corporation or governmental agency or authority or any combination of the foregoing.

Section 25             Merger of Borrower
In this agreement, "Merger" in respect of two or more corporations means an amalgamation of such corporations, the transfer of the assets of one corporation to another in connection the dissolution of the first-mentioned corporation, the transfer of substantially all of the businesses and assets of one corporation to another pursuant to plan of arrangement or court order, or any other corporate reorganization or transaction with similar effect to any of the foregoing; the corporations involved in a Merger are herein referred to as the "Merging Entities"; and the corporation resulting from a Merger is herein referred to as the "Merged Entity". If the Borrower effects a Merger with any other corporation or corporations, the Guarantor agrees that the Secured Obligations shall include:

(a)           all obligations of each Merging Entity to the Administrative Agent and Lenders (and to any one or more of them) in existence at the time of such Merger; and
(b)           all obligations of the Merged Entity to the Administrative Agent and Lenders (and to any one or more of them) at the time of such merger or incurred or arising from time to time after such Merger.
After such Merger, all references herein to the "Borrower" shall mean the Merged Entity, and all other provisions of this agreement shall be deemed to have been amended to the extent required by the context in order to reflect such Merger.

Section 26             Further Assurances
The Guarantor agrees, at the Guarantor's own expense, to promptly execute and deliver or cause to be executed and delivered to the Administrative Agent, upon the Administrative Agent's request from time. to time, all such other and further documents, agreements, opinions, certificates and instruments as are required under this agreement or as may be reasonably requested by the Administrative Agent if necessary or desirable to more fully record or evidence the obligations intended to be entered into herein.

Section 27             Entire agreement Amendments; Conclusive Delivery,
This agreement constitutes the entire agreement between the Guarantor and the Administrative Agent and Lenders relating to the subject matter hereof, and no amendment of this agreement shall be effective unless made in writing and executed by the Guarantor and the Administrative Agent. Possession by the Administrative Agent of an original executed copy of this agreement shall constitute conclusive evidence that:

(a)           this agreement was executed and delivered by the Guarantor to the Administrative Agent free of all conditions;
(b)           there is no agreement or understanding between the Administrative Agent and Lenders (or any of them) and the Guarantor that this agreement was delivered in escrow or is not intended to be effective until the occurrence of any event or the satisfaction of any condition;
(c)           the Administrative Agent and Lenders have not made any representation, warranty, statement or promise to the Guarantor regarding the Borrower, the intention of the Administrative Agent or any Lender to obtain any security in respect of Secured Obligations or guarantees from other persons in respect of Secured Obligations, the circumstances under which the Administrative Agent or any Lender may enforce this agreement, the manner in which the Administrative Agent or any Lender might enforce this agreement or any other matter which might conflict with any provision expressly set out herein; and
(d)           there is no representation, warranty, statement, promise, understanding, condition or collateral agreement between the Administrative Agent and Lenders (or any one of them) and the Guarantor relating to this agreement or the subject matter of this agreement, other than as expressly set out herein.
Section 28             Governing Law
This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Without prejudice to the right of the Administrative Agent to commence any proceedings with respect to this agreement in any other proper jurisdiction, the Guarantor hereby irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 29             Successors and Assigns
This agreement shall enure to the benefit of the Administrative Agent and the Lenders and their respective successors and assigns, and shall be binding on the Guarantor and its successors and assigns; "successors" includes any Merged Entity resulting from the Merger of a corporation with any other corporation and includes the Guarantor as it may be continued from its existing jurisdiction of incorporation to any other jurisdiction (whether provincial or federal). Without limiting the generality of the foregoing, if the Administrative Agent or a Lender assigns or transfers all or any portion of the Secured Obligations and this agreement or any interest therein to any other person, such person shall thereafter be entitled to the benefit of this agreement to the extent of the interest so transferred or assigned, and the Secured Obligations or portion thereof or interest therein so transferred or assigned shall be and shall remain part of the "Secured Obligations" hereunder.

Section 30             Legal Advice
The Guarantor acknowledges that the Guarantor has had ample opportunity to review and consider this agreement, fully understands the provisions hereof and has received legal advice from the Guarantor's solicitors in connection with this agreement.

Section 31             Receipt of Copy of agreement
The Guarantor hereby acknowledges receipt of a copy of this agreement.

IN WITNESS WHEREOF this agreement has been executed and delivered by the Guarantor this 21St day of April, 2006.

COOLBRANDS INTERNATIONAL INC.
By:
Name: David J. Stein
Title: Chief Financial Officer
Guarantor’s Address for Service: 4175 Veterans Memorial Highway Ronkonkama, New York 11779 Attention: David J. Stein Fax no. 631-737-9792

Exhibit 4.21

Warrant granted to Michael Serruya

CoolBrands International inc.

Warrant to Subscribe for
Subordinated Voting Shares

                                                                                                                                                                        November 25, 2006

1.             Grant of Warrant
THIS IS TO CERTIFY THAT, for value received, Michael Serruya(the “holder”) is entitled to subscribe for and purchase up to 5,500,000 subordinate voting shares (“Shares”) of CoolBrands International Inc. (the “Company”) at a price of $.50 per Share (the price at which one Share may be purchased hereunder from time to time being hereinafter referred to as the “Exercise Price”) in lawful money of Canada at any time beginning on the date of November25, 2006 and ending at 5:00 p.m. (Toronto time) on November 25, 2011 (the “Time of Expiry”), all subject to adjustment as hereinafter provided, by surrendering this Warrant with the subscription form duly completed and executed to the executive office of the Company.

2.             Exercise in Whole or in Part
This warrant may be exercised in whole or in part, and if exercised in part, the Company shall issue another certificate, in a form evidencing the remaining rights to purchase Shares, provided that any such right shall terminate at the Time of Expiry.

3.             Exercise
Within five business days of receipt of this Warrant with the subscription form duly completed and executed, the Company shall issue or cause to be issued a certificate representing the Shares subscribed for and purchased by the holder hereunder against payment for such Shares by certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Company or such other method that the Company deems acceptable.

The Company covenants and agrees that the Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and non-assessable and free of all liens, charges, and encumbrances of any nature whatsoever in favour of the Company save for the provisions of the certificate of incorporation, as amended from time to time, of the Company which set out the rights and privileges of such class and/or series of Shares, and the holder shall be deemed to have become the holder of record of any Shares on the date of receipt of the executed Warrant subscription form.

·                     Warrantholder not a Shareholder
This Warrant shall not entitle the holder to any rights as a shareholder of the Company, including voting rights, except that the Company shall concurrently furnish to the holder a copy of all notices which are furnished to holders of any Shares.

·                     Adjustments
If the Shares are changed by reason of a Share split, reverse Share split, Share distribution or recapitalization, or converted into or exchanged for other securities as a result of a merger, consolidation or reorganization, the board of the general partner of the Company shall make such adjustments in the number and class of Shares subject to this Warrant, and such adjustments to the Exercise Price, as shall be equitable and appropriate in its good faith judgment under the circumstances.

·                     Assignment
This Warrant shall only be assignable or transferable by the holder with the prior written consent of the Company, which consent may be granted or withheld in the sole discretion of the Company.

·                     Governing Law
This Warrant shall be governed and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to principles of conflicts of laws.

IN WITNESS WHEREOF the Company has caused this Warrant to be duly executed.

COOLBRANDS INTERNATIONAL INC.
By:
Authorized Signing Officer
By:
Authorized Signing Officer

SUBSCRIPTION FORM

TO:                          COOLBRANDS INTERNATIONAL INC.

Attention:  Gary Stevens

                                The undersigned holder of the within Warrant hereby irrevocably subscribes for the number of Subordinate Voting Shares of CoolBrands International Inc. at the Exercise Price referred to in such Warrant and encloses herewith a certified cheque, bank draft or money order payable at par in the City of Toronto to the order of CoolBrands International Inc. or evidence of any other method of payment deemed acceptable to CoolBrands International Inc., in full payment of the subscription price of the Shares hereby subscribed for.

                                The undersigned hereby directs that the said Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF SHARES

(Please print.  If securities are issued to a person other than the holder, the holder must obtain the consent of the Company.)

                                DATED this ______ day of ____________________, _______.

<?xml:namespace prefix = v ns = "urn:schemas-microsoft-com:vml" />
Witness	Signature

Print Full Name

Address in Full

Exhibit 4.24

Asset Purchase Agreement by and between J & J Snack Foods and CoolBrands Manufacturing

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of the 30th day of March, 2007 by and among J & J SNACK FOODS CORP. of CALIFORNIA., a California corporation (the “Buyer”) and COOLBRANDS MANUFACTURING INC., a Delaware corporation (the “Seller”).

WITNESSETH:

WHEREAS, Seller has a product known as Fruit-A-Freeze under which it has produced various frozen novelties;

WHEREAS, Seller has a leased manufacturing facility located at 12919 Leyva Street, eNorwalk, California (“Manufacturing Facility”) which manufactured Fruit A Freeze products;

WHEREAS, Seller desires to sell its inventory of Fruit A Freeze products, the Manufacturing Facility’s equipment, the trade name Fruit A Freeze, packaging materials and other miscellaneous assets associated with the manufacturing and sale of Fruit A Freeze (“Business”); and

WHEREAS, Buyer desires to acquire the Business;

NOW, THEREFORE, in consideration of the mutual covenants and upon the terms and subject to the conditions set forth herein, Buyer and Seller agree as follows:

ARTICLE I

Purchase and Sale, Payment
1.1          Purchase and Sale
Subject to the terms and conditions hereof, Seller shall sell, assign, transfer and deliver to Buyer or at Buyer’s election, to an affiliate of Buyer, and Buyer shall purchase, pay for and accept from Seller, all of the Business, wherever located, together with all of the goodwill associated therewith (collectively, the “Purchased Assets”).  The Purchased Assets shall be sold, assigned, transferred and delivered free and clear of all Liens.  Without limiting the generality of the foregoing, the Purchased Assets shall include, as the same exist on the Closing Date:

(a)           equipment set forth on Schedule “1.1 (a)”;
(b)           all leasehold improvements of the Seller at the Manufacturing Facility;
(c)           all rights of Seller under the Contracts;
(d)           all of Seller’s Business papers, books and records in whatever form (e.g., computerized information and written information), including, without limitation, sales records, invoices, credit records, customer lists and records, supplier lists and records, price lists, purchasing materials and records, personnel, labor relations and payroll records, warranty and service records, accounting and financial records, inventory records, accounts receivable and accounts payable records and files, tax records and litigation files wherever located relating to the Business;
(e)           the inventories and supplies of the Seller relating to the Business (the “Inventory”), as well as the marketing and sales literature of the Seller, listed on Schedule “1.1(e)”;
(f)            any Licenses relating to the Business, except for any License the transfer of which to Buyer would violate any applicable governmental law, rule, regulation, or ordinance;
(g)           the goodwill and going concern value and other intangible assets, if any, of Seller relating to the Business, including without limitation the name “Fruit A Freeze”, customer lists and related current and historical information; and
(h)           any and all assets relating to the Business not specifically set forth above.
1.2          Excluded Assets
Notwithstanding any other provision contained in this Agreement, the Purchased Assets shall not include any cash of the Seller or the Business or any accounts receivable in of the Seller, provided that those accounts receivable of the Seller in respect of goods sold by the Seller relate to goods shipped by the Seller prior to the Closing Date.

1.3          Non-Assumption of Liabilities By Buyer
Seller hereby retains liability for and agrees to be solely liable for, and Buyer shall not be liable for, any and all debts, responsibilities, obligations or liabilities of, or claims against the Seller or its affiliates (the “Liabilities”) of any kind or nature, known, unknown, contingent or otherwise arising prior to the Closing Date or with respect to any period ending on or prior to the Closing Date other than as specifically set forth as Schedule 1.3.  Without limiting the foregoing, it is understood that Buyer shall not be responsible for any of the following Liabilities, including, without limitation, any that exist now or that may arise in the future (such Liabilities of Seller not listed on Schedule 1.3, the “Excluded Liabilities”):

(a)           trade and other payables of the Seller existing on or for periods prior to the Closing Date;
(b)           any indebtedness for borrowed money of the Seller;
(c)           any tax liability of the Seller;
(d)           any liability arising out of any contract or agreement, other than obligations arising under the Contracts in the ordinary course of business;
(e)           any liability arising from breach or violation by the Seller of any contract or permit or other obligation or legal duty (including, without limitation, any tort committed or alleged to have been committed by the Seller) or any violation of any law, regulation or governmental order occurring or in existence on or prior to the Closing Date, or arising from any breach or violations of any contract which results from the transactions contemplated by this Agreement;
(f)            any liability constituting benefit liabilities, including, without limitation, severance or termination costs incurred by the Seller in connection with its employees under contracts, policies, unemployment or other applicable laws or otherwise, in each case relating to periods prior to the Closing Date;
(g)           any liability arising from any environmental risk, contamination, condition, discharge or disposal occurring or in existence on or prior to the Closing Date, whenever and by whomever generated, whether or not in compliance with applicable laws;
(h)           any liability of the Seller which any Person seeks to impose upon Buyer or the Business by virtue of any theory of successor liability, including, without limitation, liabilities relating to environmental matters, employee benefit plans, taxes and labor and employment matters, employees injured at work, either arising prior to the Closing Date or relating to periods ending on or prior to the Closing Date;
(i)            any liability pertaining to the products and/or services of Seller sold or performed on or prior to the Closing Date in the nature of express or implied warranty, negligence, product liability, strict liability, personal injury, property damage, economic loss or replacement cost or third party liability, whether such obligations, liabilities or claims are in existence now or on the Closing Date or arise hereafter or thereafter, and whether or not any such obligations, liabilities or claims are presently known or discoverable by the Seller or the Buyer;
(j)            any legal, accounting, appraisal or other fees, costs or expenses of the Seller in connection with the transactions contemplated by this Agreement, or any other taxes, expenses or liabilities which under the terms of this Agreement are not to be borne by the Buyer;
(k)           any liability in connection with, or pursuant to, any lawsuits or other contingent liabilities of the Business, whether or not disclosed to Buyer, relating to periods ended on or before the Closing Date;
(l)            any liability with respect to hazards to health or safety arising from the operation of the Business on or prior to the Closing Date, including, without limitation, hazards of occupational injury or disease;
(m)          any liability for the payment for all outstanding checks issued by the Seller which are outstanding as of the Closing Date; or
Seller hereby agrees to (i) retain and be solely responsible for each of the Liabilities and (ii) indemnify and hold Buyer harmless from and against each of the Liabilities.  All sales and use taxes resulting from the consummation of the transactions contemplated hereby shall be borne by the Seller, and the parties shall cooperate in obtaining all exemptions from such taxes.

1.4          Consideration, Allocation, Election
(a)           The consideration for the Purchased Assets payable by the Buyer (collectively, the “Consideration”) at the Closing, shall consist of One Million Six Hundred and Twelve Thousand U.S. Dollars (US$1,612,000.00).
(b)           The Consideration specified in this Section 1.4 above shall be allocated, as among the Purchased Assets, in accordance with Schedule 1.4, and the parties shall abide by such allocations in all tax filings and other reports which the parties shall make or render.  Buyer and Seller hereby agree that the allocations set forth on Schedule 1.4 have been fully and finally negotiated by Buyer and Seller and their respective representatives with knowledge of and due regard for all relevant factors.
(c)           The Consideration shall be paid by wire transfer at Closing.
ARTICLE II

Representations and Warranties of the Seller
The Seller represents and warrants to the Buyer as follows:

2.1          Organization and Good Standing

The Seller is a duly-organized and validly existing corporation in good standing under the laws of the State of Delaware, with full power and authority to own the Purchased Assets and to conduct the Business as conducted.

2.2          Binding Agreement: No Litigation

This Agreement has been duly executed and delivered by the Seller and is a valid and binding obligation and agreement of the Seller enforceable in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, conservatorship, receivership, liquidation, reorganization, moratorium or similar laws affecting creditors rights generally).  The execution, delivery and performance of this Agreement and the transactions contemplated hereby by the Seller, as applicable: (a) will not violate, contravene, result in a breach of or constitute a default (with due notice or lapse of time or both) under the Certificate of Incorporation or Bylaws of the Seller, or any note, mortgage, contract, instrument, judgment, law, rule, regulation or decree to which Seller is a party or by which any of them or the Purchased Assets is bound, (b) will not afford any lender the right to accelerate, declare at once due and payable or demand prepayment of (or any penalty, charge or premium with respect to) any indebtedness of the Seller and (c) has been duly approved by all necessary corporate action on the part of the Seller, including, without limitation, by the Board of Directors of the Seller.  No consent, permit, authorization, approval or action of any federal, state or local authority or any other Person is required with respect to the Seller in connection with the consummation of the transactions contemplated by this Agreement.  The Seller is not a party to (and has no knowledge of) any litigation or other claim or proceeding which calls into question the validity or enforceability of this Agreement or seeks to delay or prevent any transaction contemplated hereby.

2.3          Absence of Claims
Except as provided in Schedule 2.3attached hereto, no action, suit, proceeding, investigation or claim (including, without limitation, assertion of any claim for taxes, interest or penalties) is pending or to the Knowledge of Seller, threatened against or with respect to the Business or the Purchased Assets, nor to the knowledge of Seller, is there any valid basis for any such action, suit, proceeding, investigation or claim.

2.4          Operations in Accordance with Law
The Business has been operated, and its products and services have been and are now being sold and performed, in material compliance with all applicable governmental laws, rules, regulations and ordinances.  All material licenses, permits and orders required of the Seller to conduct the Business and to sell its products and services have been obtained and are now in full force and effect.  There exists no outstanding notice, order or directive by any court or governmental agency or authority to the effect that the Seller is failing or has failed to comply with any law, rule, regulation or ordinance, or that the Seller is required to obtain any license, permit or order.

2.5          Contractual Obligations
(a)           Seller has furnished to Buyer true, correct and complete copies of all contracts, leases, agreements and other instruments, which constitute all contracts, leases, agreements or other instruments (with respect to the Business) to which the Seller is currently a party, other than those contracts which may be terminated by the Seller on no more than one month’s notice (the “Short-Term Contracts”) (all such contracts, agreements or other instruments pther than the Short-Term Contracts, the “Contracts”), which are specifically set forth on Schedule 2.5.  The Seller has not breached any material representation, warranty or covenant contained in any of the Contracts and is not otherwise in material default with respect thereto.  The Seller does not have any knowledge that any other party to any Contract is in default or is claimed to be in default in complying with any provision thereof or has committed or permitted any event which, with notice or the passage of time or both, would constitute such a default.  Each Contract is in full force and effect and is valid and binding upon the parties thereto. The Buyer shall bear no liability in respect of any Short-Term Contract following the termination of such Short-Term Contract by the Buyer.
(b)           The sale and assignment of the Purchased Assets to the Buyer by the Buyer will not cause any breach or default on the part of the Seller with respect to any of the Contracts.
2.6          Title to Assets: Condition of Assets
(a)           The Seller has good and marketable title to all Purchased Assets, free and clear of any lien, mortgage, security interest, charge, pledge, retention of title agreement, adverse claim, easement, encroachment, restrictive covenant or other encumbrance affecting title to any property of any sort (any such encumbrance, a “Lien”)and no other person, firm, corporation, partnership, association, governmental or judiciary agency or other entity (any such person or entity, a “Person”) has or will have at Closing any interest whatsoever in any of the Purchased Assets.
(b)           The Inventory included in the Purchased Assets has been acquired in the ordinary course of the Seller’s business.
2.7          Intellectual Property
(a)           Seller represents and warrants that all Intellectual Property necessary for the operation of the Business as presently conducted is owned by Integrated Brands, Inc. (“IB”), an affiliate of the Seller.  Each item of Intellectual Property owned by IB and relating to the Business immediately prior to the Closing hereunder will be owned or available for use by Buyer on identical terms and conditions immediately subsequent to the Closing hereunder.  IB has taken all necessary action to maintain and protect each item of Intellectual Property with respect to the Business that it owns or uses.
(b)           Seller or IB, in Seller’s operation of the Business, have not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of Seller or IB’s directors and officers (and employees with responsibility for Intellectual Property matters) have ever received any charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that Seller or IB must license or refrain from using any Intellectual Property rights of any third party).  To the knowledge of Seller, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of IB.
(c)            Schedule “2.7(c)” identifies each patent or registration, including, without limitation, each trademark registration, which has been issued to IB with respect to any of its Intellectual Property, identifies each pending patent application or application for registration which IB has made with respect to any of its Intellectual Property, and identifies each license, agreement, or other permission which IB has granted to any third party with respect to any of its Intellectual Property (together with any exceptions).  IB has delivered to Buyer correct and complete copies of all such patents, registrations, trademark registrations, applications, licenses, agreements, and permissions (as amended to date) and has made available to Buyer correct and complete copies of all such other written documentation evidencing ownership and prosecution (if applicable) of each such item.  Schedule 2.7(c) also identifies each trade name or unregistered trademark used by Seller in connection with the Business.  With respect to each item of Intellectual Property required to be identified in Schedule “2.7(c)”:
(i)             IB possesses all right, title and interest in and to such item, free and clear of any Security Interest, license or other restriction;
(ii)            such item is not subject to any outstanding injunction, judgment, order, decree, ruling or charge;
(iii)           no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending to the knowledge of Seller or is threatened with challenges the legality, validity, enforceability, use, or ownership of such item; and
(iv)           Seller and IB have not ever agreed to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to such item.
(d)           “Intellectual Property” means with respect to the Business (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (ii) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (iii) all copyrightable works, all copyrights, and all applications, registrations and renewals in connection therewith and (iv) all trade secrets and confidential business information (including ideas, research and development, know-how formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (vi) all computer software (including data and related documentation), (vii) all other proprietary rights and (viii) all copies and tangible embodiments thereof (in whatever form or medium).
2.8          Environmental Matters
(a)           The Purchased Assets and operations of the Business are and have been in compliance in all material respects with all applicable Environmental Laws (as hereinafter defined).  There are and have been no hazardous materials stored, handled or otherwise located in, on or under of any of the Real Estate or other Purchased Assets, other than in the ordinary course of Business, and there have been no known releases or threatened releases of hazardous materials in, on or under the Real Estate or any property occupied by the Seller.  The Seller has not stored or caused to be stored any hazardous materials on or under any of the Real Estate or other Purchased Assets, other than in compliance with Environmental Laws.
(b)           None of the Manufacturing Facility or other Purchased Assets is the subject of any federal, state or local investigation evaluating whether (i) any remedial action is needed to respond to a release or threatened release of any hazardous materials into the environment or (ii) any release or threatened release of any hazardous materials into the environment is in contravention of any Environmental Law.
(c)            The Seller has no present or any contingent liability in connection with the presence either on or off of the Manufacturing Facility or other Purchased Assets of any hazardous materials or any release or threatened release of any hazardous materials into the environment.
(d)           As used herein, the term “Environmental Laws” shall mean any federal, state, territorial, provincial or local law, common law doctrine, rule, order, decree, judgment, injunction, license, permit or regulation relating to environmental matters, including, without limitation, those pertaining to land use, air, soil, service water, ground water, public or employee health or safety or any other environmental matter, together with any other laws relating to emissions, discharges, releases or threatened releases of any pollutant or contaminant, including, without limitation, medical, chemical, biological, biohazardous or radioactive waste and materials or otherwise relating to the manufacture, processing, distribution, use, storage, disposal, transportation, discharge or handling of any contaminant.
2.9          OSHA
The Seller in its operation of the Business and the Purchased Assets are presently in material compliance with all applicable occupational safety and health rules, regulations and laws.

2.10        Licenses
The Seller has obtained all approvals, permits and licenses required by any federal, state, territorial, local or foreign law, rule or regulation, relating to or otherwise affecting the Business, the provision of the Services and the ownership and operation of the Purchased Assets (collectively, the “Licenses”).  The Licenses are listed, along with their expiration dates, on Schedule “2.10.”  Seller, to the Knowledge of Seller, is in material compliance with all Licenses.  No action, suits, proceeding, investigation, or claim is pending or, to Seller’s Knowledge, threatened to revoke or limit any License.

2.11        Brokers
The Seller is not under any obligation to any broker, finder or other intermediary in connection with the sale of the Purchased Assets that would cause the Buyer to become liable for payment of any fee or expense with respect thereto.

2.12        Disclosure
No representation or warranty of the Seller in this Agreement or in any certificate, schedule, statement or other document furnished or to be furnished by the Seller to the Buyer pursuant hereto or in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated herein or therein or necessary to make the statements herein or therein not misleading.

ARTICLE III

Representations and Warranties of the Buyer
The Buyer hereby represents and warrants to the Seller as follows:

3.1          Organization and Good Standing
Buyer is a duly organized and validly existing corporation in good standing under the laws of the State of California, Buyer is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which it owns or leases real property or in which the conduct of its business requires such qualification, except where the failure to so qualify could not reasonably be expected to cause a material adverse effect on the business or operations of Buyer.

3.2          Binding Agreement: No Litigation
This Agreement has been duly executed and delivered by Buyer and is a valid and binding obligation and agreement of Buyer enforceable in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, conservatorship, receivership, liquidation, reorganization, moratorium or similar laws affecting creditors rights generally).  The execution, delivery and performance of this Agreement by Buyer, including the purchase of the Purchased Assets and assumption of the Assumed Liabilities hereunder, will not violate, contravene, result in a breach of or constitute a default (with due notice or lapse of time or both) under the Articles of Incorporation or By-Laws of the Buyer, or any note, mortgage, contract, instrument, judgment, law, rule, regulation or decree to which the Buyer is a party or by which the Purchased Assets are bound.

3.3          Brokers
Buyer is not under any obligation to any broker, finder or other intermediary in connection with the purchase of Purchased Assets or assumption of the Assumed Liabilities, which would cause Seller to become liable for payment of any fee or expense with respect thereto.

3.4          Disclosure
No representation or warranty of the Buyer in this Agreement or in any certificate, schedule, statement or other document furnished or to be furnished by the Buyer to the Seller pursuant hereto or in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated herein or therein or necessary to make the statements herein or therein not misleading.

ARTICLE IV

Closing:
4.1          Place and Date ofClosing.  The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place on March 30, 2007 (the date of the Closing being referred to herein as the “Closing Date”).
4.2          Actions at Closing. At the Closing, there shall be made, by all necessary and appropriate persons, all payments and deliveries stated in this Agreement to be made at the Closing and/or on or prior to the Closing Date.
ARTICLE V
Indemnification

5.1          Indemnification by the Seller
(a)           The Seller hereby agrees to jointly and severally defend, indemnify and hold Buyer and its officers, directors, employees, agents, attorneys and representatives (individually, a “Buyer Indemnitee” and, collectively, the “Buyer Indemnitees”), harmless from and against any damages, liabilities, losses and expenses, including, without limitation, reasonable attorney’s fees (collectively, “Seller Losses”), which may be sustained or suffered by Buyer arising out of, based upon, or by reason of a breach of any representation or warranty, or failure to perform any agreement or covenant made by the Seller in this Agreement or in any agreement or document pursuant hereto or arising out, based upon, or by reason any claim, action or proceeding asserted or instituted or growing out of, any matter or thing covered by such representations, warranties or covenants.  Without limiting the foregoing, the Seller hereby agrees to jointly and severally defend, indemnify and hold each Buyer Indemnitee harmless from any debts, responsibilities, obligations or liabilities of or claims against the Seller arising or with respect to periods ending on or prior to the Closing Date.
5.2          Notice: Defense of Claims
                                                                                                                                                Each party of this Agreement shall give prompt written notice to the other party or parties to this Agreement under each claim for indemnification hereunder specifying the amount and nature of the claim and any matter which is likely to give rise to an indemnification claim.  Each party to this Agreement has the right to participate at his or its own expense in the defense of any such matter or settlement, or the indemnified party may direct the indemnifying party to take over the defense of such matters so long as such defense is expeditious.  Failure to give timely notice of a matter which may give rise to an indemnification claim shall not affect the rights of the indemnified party to collect such claim from the indemnifying party so long as such failure to so notify does not materially adversely affect the indemnifying party’s ability to defend such claim against the third party.  No indemnifying party, in the defense of any claim or litigation, shall, except with the consent of an indemnified party, which consent shall not be unreasonably withheld or delayed, consent to entry of any judgment or enter into any settlement by which such indemnified party is to be bound and which judgment or settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability and respect to such claim or litigation.

                5.3                Exclusive Remedy

                Except as provided below, the parties have acknowledged and agree that the exclusive remedy of one party against the other party for any matter rising under this Agreement or the transactions contemplated hereby as a remedy expressly provided in this Article V and such other party shall have no other obligation with respect thereto.  Notwithstanding the foregoing, a party shall have the right to specifically enforce a provision of this Agreement either pursuant to Article 5 or otherwise.  The foregoing notwithstanding, the provisions of this Section 5.3 shall not apply in the case of fraud or intentional misrepresentation on the part of any party to this Agreement.

                                                                                       ARTICLE VI

                6.1                Deposits

                Seller shall be entitled to the refund of all deposits including, without limitation, those relating to its lease of the Manufacturing Facility and those made to utilities.  Buyer shall assist Seller in recovering such deposits to the extent so requested by Seller

ARTICLE VII

Miscellaneous
7.1          Materiality and Survival Period
All of the Buyer’s and the Seller’s respective representations and warranties set forth in this Agreement shall be deemed to have been material and relied upon by the party to whom made and shall survive Closing and remain in full force and effect after the Closing Date and shall expire upon the second anniversary of the Closing Date.

7.2          Expenses
The Buyer, on the one hand, and the Seller, on the other, shall each pay all of its own respective costs and expenses incurred or to be incurred by them, respectively, in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.  Seller shall not pay any such expenses.

7.3          Notices
All notices, requests, demands, instructions and other communications hereunder shall be in writing and shall be deemed to be effective only if delivered by hand, by facsimile transmission, by nationally-recognized overnight courier service or by prepaid United States registered or certified mail, return receipt requested, as follows:

(a)           If to Seller, to:

Coolbrands Manufacturing Inc.

210 Shields Court

Markham, Ontario, Canada

L3R 8V2

Attn:  Michael Serruya

Facsimile No.  905-479-5235

with a copy to:

Bernard Gropper, Barrister and Solicitor

                                                261 Davenport Road

                                                Toronto, Ontario, Canada

                                                M5R 1K3

Attn:      Yaakov Eizicovics
                                                Facsimile No. 416-487-3002

(b)          If to Buyer, to:

J & J Snack Foods Corp. of California
c/o J & J Snack Foods Corp.
6000 Central Highway
Pennsauken, New Jersey  08109
Attn:  Gerald B. Shreiber, Chairman of the Board
Facsimile No. 856-665-1653

With a copy to:

Flaster/Greenberg P.C.
110 Chapel Avenue West
Cherry Hill, New Jersey  08002
Attn:  A. Fred Ruttenberg, Esquire
Facsimile No. 856-661-1919

or to such other address as Seller or Buyer may specify by written notice to the other from time to time in accordance with this Agreement. Such notices, requests, demands and other communication hereunder shall be deemed to have been duly given upon receipt thereof.

7.4          Governing Law: Arbitration
·                     This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the principles of conflict of laws.
·                     Any dispute arising out of or relating to this Agreement, including, without limitation, the interpretation of any provision of this Agreement or the breach, termination or validity hereof (a “Dispute”) shall be settled finally by an arbitration proceeding conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the “AAA”) then in effect (the “AAA Rules”); provided that the provisions hereof shall be controlling in the event of any conflict with the AAA Rules. Any arbitration proceeding pursuant to this Section 10(b) shall be conducted in Manhattan, in the State of New York before a single arbitrator (the “Panel”) selected by the AAA.
·                     At any oral hearing of evidence in connection with the arbitration, a party shall have the right to examine its witnesses and to cross-examine the witnesses of the opposing party. No evidence of any witness shall be presented in written form unless the opposing party shall have the opportunity to cross-examine such witness, except as the parties otherwise agree in writing or except under extraordinary circumstances where the Panel determines that the interests of justice require a different procedure.
·                     Subject to Sections 5.3,any decision or award of the Panel (an “Arbitral Decision”) shall be final and binding upon the parties.  The parties hereby waive to the extent permitted by law any rights to appeal such decision or award to, or the review of such decision or award by, any court or tribunal.  An Arbitral Decision may be enforced against the Parties and/or their respective assets in any court having proper jurisdiction.
·                     THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.
7.5          Successors and Assigns
The rights created by this Agreement shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors, heirs and assigns of the respective parties hereto.

7.6          Entire Agreement: Severability and Enforcement
(a)        This Agreement and the instruments delivered pursuant hereto constitute the entire agreement between the parties and supersede all prior agreements and understandings, written or oral, between the parties relating to the subject matter hereof.  This Agreement may be amended or supplemented only by a writing signed by all of the parties hereto.
(b)        Each provision of this Agreement is severable.  If any provision of this Agreement is found to be unenforceable or in violation of any statute, rule, regulation, order or decree of any governmental authority, court or agency, then such provision shall be modified to the minimum extent necessary so as to render it enforceable and cure such violation, and all other provisions hereof shall remain in full force and effect notwithstanding such violation.
7.7          Further Assurances

In order to more fully assure the Buyer of the benefit of acquiring the Purchased Assets hereunder, the Seller hereby agrees to provide to the Buyer, whether before or after Closing, such confirmations of fact, records, certificates and other documents and things as may be reasonably requested by the Buyer to demonstrate the Buyer’s legal and beneficial ownership of the Purchased Assets and to otherwise carry out the purposes of this Agreement.

7.8          Headings

The headings contained in this Agreement are for convenience of reference only and the headings shall not be considered a part of this Agreement or used to construe any provision hereof.

7.9          Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executedthis Agreement as of the dateand year first abovewritten.

J & J SNACK FOODS CORP. OF CALIFORNIA

                                                                                         By:__”Gerald B. Schreiber”______

Name:  Gerald B. Shreiber

Title:     Chairman of the Board

COOLBRANDS MANUFACTURING INC.

By:__”Michael Serruya”__________

                                                                                         Name:  Michael Serruya

                                                                                         Title:  President

Exhibit 4.25

Asset Purchase Agreement by and between J & J Snack Foods and Integrated Brands, Inc.

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of the 30th day of March, 2007 by and among J & J SNACK FOODS SALES CORP., a New Jersey corporation (the “Buyer”) and INTEGRATED BRANDS, INC., a New Jersey corporation (the “Seller”).

WITNESSETH:

WHEREAS, Seller has a product known as WholeFruit (the “Brand”) under which it has produced various frozen novelties;

WHEREAS, pursuant to a certain license agreement (the “License Agreement”) between Dogsters, LLC and the Seller dated April 20, 2004, the Seller has acquired certain rights with respect to the manufacture and sale of certain ice cream products branded as Dogsters (“Dogsters”);

WHEREAS, Seller desires to sell to Buyer certain assets relating to the Brand and to Dogsters (as hereinafter defined, the “Purchased Assets”); and

WHEREAS, Buyer desires to acquire the Purchased Assets from Seller;

NOW, THEREFORE, in consideration of the mutual covenants and upon the terms and subject to the conditions set forth herein, Buyer and Seller agree as follows:

ARTICLE I

Purchase and Sale, Payment
1.1          Purchase and Sale
Subject to the terms and conditions hereof, Seller shall sell, assign, transfer and deliver to Buyer or at Buyer’s election, to an affiliate of Buyer, and Buyer shall purchase, pay for and accept from Seller, all of the Purchased Assets.  The Purchased Assets shall be sold, assigned, transferred and delivered free and clear of all Liens. The Purchased Assets shall include, as the same exist on the Closing Date:

(a)           all of Seller’s papers, books and records in whatever form (e.g., computerized information and written information), relating to the Brand, including, without limitation, sales records, invoices, credit records, customer lists and records, supplier lists and records, price lists, purchasing materials and records, personnel, labor relations and payroll records, warranty and service records, accounting and financial records, inventory records, accounts receivable and accounts payable records and files, tax records and litigation files wherever located relating to the Brand;
(b)           the finished goods, raw materials, and packaging inventories of the Seller relating to the Brand (the “Inventory”), as well as the marketing and sales literature of the Seller, listed on Schedule “1.1(b)”;
(c)           certain inventory relating to Dogsters, listed on Schedule “1.1(b)”;
(d)           all of the Seller’s right title and interest in and to the License Agreement (the “Dogsters Rights”), on such terms and conditions as are set out in a certain assignment agreement (the “Assignment Agreement”)  between the Seller and the Buyer dated the date hereof; and
(e)           the goodwill, if any, of Seller relating to the Brand, including, without limitation, all intellectual property of the Seller relating to the Brand.
1.2          Non-Assumption of Liabilities By Buyer
Seller hereby retains liability for and agrees to be solely liable for, and Buyer shall not be liable for, any and all debts, responsibilities, obligations or liabilities of, or claims against the Seller or its affiliates relating to the Brand of any kind or nature, known, unknown, contingent or otherwise arising prior to the Closing Date or with respect to any period ending on or prior to the Closing Date.

1.3          Consideration, Allocation, Election
(a)           The consideration for the Purchased Assets payable by the Buyer (collectively, the “Consideration”) at the Closing, shall consist of Three Million U.S. Dollars (US$3,000,000.00).
(b)           The Consideration specified in this Section 1.3 above shall be allocated, as among the Purchased Assets, in accordance with Schedule 1.3, and the parties shall abide by such allocations in all tax filings and other reports which the parties shall make or render.  Buyer and Seller hereby agree that the allocations set forth on Schedule 1.3 have been fully and finally negotiated by Buyer and Seller and their respective representatives with knowledge of and due regard for all relevant factors.
(c)           The Consideration shall be paid by wire transfer at Closing.
ARTICLE II

Representations and Warranties of the Seller

The Seller represents and warrants to the Buyer as follows:

2.1          Organization and Good Standing
The Seller is a duly-organized and validly existing corporation in good standing under the laws of the State of New Jersey, with full power and authority to own the Purchased Assets.

2.2          Binding Agreement: No Litigation
This Agreement has been duly executed and delivered by the Seller and is a valid and binding obligation and agreement of the Seller enforceable in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, conservatorship, receivership, liquidation, reorganization, moratorium or similar laws affecting creditors rights generally).  The execution, delivery and performance of this Agreement and the transactions contemplated hereby by the Seller, as applicable: (a) will not violate, contravene, result in a breach of or constitute a default (with due notice or lapse of time or both) under the Certificate of Incorporation or Bylaws of the Seller, or any note, mortgage, contract, instrument, judgment, law, rule, regulation or decree to which Seller is a party or by which any of them or the Purchased Assets is bound, (b) will not afford any lender the right to accelerate, declare at once due and payable or demand prepayment of (or any penalty, charge or premium with respect to) any indebtedness of the Seller and (c) has been duly approved by all necessary corporate action on the part of the Seller, including, without limitation, by the Board of Directors of the Seller.  No consent, permit, authorization, approval or action of any federal, state or local authority or any other Person is required with respect to the Seller in connection with the consummation of the transactions contemplated by this Agreement.  The Seller is not a party to (and has no knowledge of) any litigation or other claim or proceeding which calls into question the validity or enforceability of this Agreement or seeks to delay or prevent any transaction contemplated hereby.

2.3          Absence of Claims
Except as provided in Schedule 2.3attached hereto, no action, suit, proceeding, investigation or claim (including, without limitation, assertion of any claim for taxes, interest or penalties) is pending or to the Knowledge of Seller, threatened against or with respect to the Brand or the Purchased Assets, nor to the knowledge of Seller, is there any valid basis for any such action, suit, proceeding, investigation or claim.

2.4          Title to Assets: Condition of Assets
(a)           The Seller has good and marketable title to all Purchased Assets, free and clear of any lien, mortgage, security interest, charge, pledge, retention of title agreement, adverse claim, easement, encroachment, restrictive covenant or other encumbrance affecting title to any property of any sort (any such encumbrance, a “Lien”)and no other person, firm, corporation, partnership, association, governmental or judiciary agency or other entity (any such person or entity, a “Person”) has or will have at Closing any interest whatsoever in any of the Purchased Assets.  Notwithstanding any other provision of this Agreement, the Seller makes no representations or warranties whatsoever with respect to the Dogsters Rights, other than as explicitly set out in the Assignment Agreement.
(b)           The Inventory included in the Purchased Assets has been acquired in the ordinary course of the Seller’s business.
2.5          Intellectual Property
(a)           Seller owns all Intellectual Property necessary relating to the Brand as presently conducted.  Each item of Intellectual Property owned or used by Seller with respect to the Brand immediately prior to the Closing hereunder will be owned or available for use by Buyer on identical terms and conditions immediately subsequent to the Closing hereunder.  The Seller has taken all necessary action to maintain and protect each item of Intellectual Property with respect to the Brand that it owns or uses.
(b)           Seller, in its operations relating to the Brand, has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of Seller’s directors and officers (and employees with responsibility for Intellectual Property matters) of Seller has ever received any charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that Seller must license or refrain from using any Intellectual Property rights of any third party).  To the knowledge of Seller, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of any of Seller.
(c)            Schedule “2.5(c)” identifies each patent or registration, including, without limitation, each trademark registration, which has been issued to Seller with respect to any of the Intellectual Property, identifies each pending patent application or application for registration which Seller has made with respect to any of the Intellectual Property, and identifies each license, agreement, or other permission which Seller has granted to any third party with respect to any of its Intellectual Property (together with any exceptions).  Seller has delivered to Buyer correct and complete copies of all such patents, registrations, trademark registrations, applications, licenses, agreements, and permissions (as amended to date) and has made available to Buyer correct and complete copies of all such other written documentation evidencing ownership and prosecution (if applicable) of each such item.  Schedule 2.5(c) also identifies each trade name or unregistered trademark used by Seller in connection with the Brand.  With respect to each item of Intellectual Property required to be identified in Schedule “2.5(c)”:
(i)             Seller possesses all right, title and interest in and to such item, free and clear of any Security Interest, license or other restriction;
(ii)            such item is not subject to any outstanding injunction, judgment, order, decree, ruling or charge;
(iii)           no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending to the knowledge of Seller or is threatened with challenges the legality, validity, enforceability, use, or ownership of such item; and
(iv)          Seller has not ever agreed to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to such item.
(d)           “Intellectual Property” means with respect to the Brand (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (ii) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (iii) all copyrightable works, all copyrights, and all applications, registrations and renewals in connection therewith and (iv) all trade secrets and confidential business information (including ideas, research and development, know-how formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (vi) all computer software (including data and related documentation), (vii) all other proprietary rights and (viii) all copies and tangible embodiments thereof (in whatever form or medium).
2.6          Brokers
The Seller is not under any obligation to any broker, finder or other intermediary in connection with the sale of the Purchased Assets that would cause the Buyer to become liable for payment of any fee or expense with respect thereto.

2.7          Disclosure
`No representation or warranty of the Seller in this Agreement or in any certificate, schedule, statement or other document furnished or to be furnished by the Seller to the Buyer pursuant hereto or in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated herein or therein or necessary to make the statements herein or therein not misleading.

ARTICLE III

Representations and Warranties of the Buyer
The Buyer hereby represents and warrants to the Seller as follows:

3.1          Organization and Good Standing
Buyer is a duly organized and validly existing corporation in good standing under the laws of the State of New Jersey, Buyer is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which it owns or leases real property or in which the conduct of its business requires such qualification, except where the failure to so qualify could not reasonably be expected to cause a material adverse effect on the business or operations of Buyer.

3.2          Binding Agreement: No Litigation
This Agreement has been duly executed and delivered by Buyer and is a valid and binding obligation and agreement of Buyer enforceable in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, conservatorship, receivership, liquidation, reorganization, moratorium or similar laws affecting creditors rights generally).  The execution, delivery and performance of this Agreement by Buyer, including the purchase of the Purchased Assets and assumption of the Assumed Liabilities hereunder, will not violate, contravene, result in a breach of or constitute a default (with due notice or lapse of time or both) under the Articles of Incorporation or By-Laws of the Buyer, or any note, mortgage, contract, instrument, judgment, law, rule, regulation or decree to which the Buyer is a party or by which the Purchased Assets are bound.

3.3          Brokers
Buyer is not under any obligation to any broker, finder or other intermediary in connection with the purchase of Purchased Assets or assumption of the Assumed Liabilities, which would cause Seller to become liable for payment of any fee or expense with respect thereto.

3.4          Disclosure
No representation or warranty of the Buyer in this Agreement or in any certificate, schedule, statement or other document furnished or to be furnished by the Buyer to the Seller pursuant hereto or in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated herein or therein or necessary to make the statements herein or therein not misleading.

ARTICLE IV

Closing:
4.1          Place and Date of Closing.  The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place on March 30, 2007 (the date of the Closing being referred to herein as the “Closing Date”).
4.2          Actions at Closing. At the Closing, there shall be made, by all necessary and appropriate persons, all payments and deliveries stated in this Agreement to be made at the Closing and/or on or prior to the Closing Date.

ARTICLE V
Indemnification

5.1          Indemnification by the Seller
(a)           The Seller hereby agrees to jointly and severally defend, indemnify and hold Buyer and its officers, directors, employees, agents, attorneys and representatives (individually, a “Buyer Indemnitee” and, collectively, the “Buyer Indemnitees”), harmless from and against any damages, liabilities, losses and expenses, including, without limitation, reasonable attorney’s fees (collectively, “Seller Losses”), which may be sustained or suffered by Buyer arising out of, based upon, or by reason of a breach of any representation or warranty, or failure to perform any agreement or covenant made by the Seller in this Agreement or in any agreement or document pursuant hereto or arising out, based upon, or by reason any claim, action or proceeding asserted or instituted or growing out of, any matter or thing covered by such representations, warranties or covenants.  Without limiting the foregoing, the Seller hereby agrees to jointly and severally defend, indemnify and hold each Buyer Indemnitee harmless from any debts, responsibilities, obligations or liabilities of or claims against the Seller arising or with respect to periods ending on or prior to the Closing Date.
5.2          Notice: Defense of Claims
Each party of this Agreement shall give prompt written notice to the other party or parties to this Agreement under each claim for indemnification hereunder specifying the amount and nature of the claim and any matter which is likely to give rise to an indemnification claim.  Each party to this Agreement has the right to participate at his or its own expense in the defense of any such matter or settlement, or the indemnified party may direct the indemnifying party to take over the defense of such matters so long as such defense is expeditious.  Failure to give timely notice of a matter which may give rise to an indemnification claim shall not affect the rights of the indemnified party to collect such claim from the indemnifying party so long as such failure to so notify does not materially adversely affect the indemnifying party’s ability to defend such claim against the third party.  No indemnifying party, in the defense of any claim or litigation, shall, except with the consent of an indemnified party, which consent shall not be unreasonably withheld or delayed, consent to entry of any judgment or enter into any settlement by which such indemnified party is to be bound and which judgment or settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability and respect to such claim or litigation.

                                5.3          Exclusive Remedy

Except as provided below, the parties have acknowledged and agree that the exclusive remedy of one party against the other party for any matter rising under this Agreement or the transactions contemplated hereby as a remedy expressly provided in this Article V and such other party shall have no other obligation with respect thereto.  Notwithstanding the foregoing, a party shall have the right to specifically enforce a provision of this Agreement either pursuant to Article 5 or otherwise.  The foregoing notwithstanding, the provisions of this Section 5.3 shall not apply in the case of fraud or intentional misrepresentation on the part of any party to this Agreement.

ARTICLE VI

Miscellaneous
6.1          Materiality and Survival Period
All of the Buyer’s and the Seller’s respective representations and warranties set forth in this Agreement shall be deemed to have been material and relied upon by the party to whom made and shall survive Closing and remain in full force and effect after the Closing Date and shall expire upon the second anniversary of the Closing Date.

6.2          Expenses
The Buyer, on the one hand, and the Seller, on the other, shall each pay all of its own respective costs and expenses incurred or to be incurred by them, respectively, in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.  Seller shall not pay any such expenses.

6.3          Notices
All notices, requests, demands, instructions and other communications hereunder shall be in writing and shall be deemed to be effective only if delivered by hand, by facsimile transmission, by nationally-recognized overnight courier service or by prepaid United States registered or certified mail, return receipt requested, as follows:

(a)           If to Seller, to:

Integrated Brands, Inc.

210 Shields Court

Markham, Ontario, Canada

L3R 8V2

Attn:  Michael Serruya

Facsimile No.  905-479-5235

with a copy to:

Bernard Gropper, Barrister and Solicitor

                                                261 Davenport Road

                                                Toronto, Ontario, Canada

                                                M5R 1K3

Attn:      Yaakov Eizicovics
                                                Facsimile No. 416-487-3002

(b)          If to Buyer, to:

J & J Snack Foods Sales Corp.
c/o J & J Snack Foods Corp.
6000 Central Highway
Pennsauken, New Jersey  08109
Attn:  Gerald B. Shreiber, Chairman of the Board
Facsimile No. 856-665-1653

With a copy to:

Flaster/Greenberg P.C.
110 Chapel Avenue West
Cherry Hill, New Jersey  08002
Attn:  A. Fred Ruttenberg, Esquire
Facsimile No. 856-661-1919

or to such other address as Seller or Buyer may specify by written notice to the other from time to time in accordance with this Agreement. Such notices, requests, demands and other communication hereunder shall be deemed to have been duly given upon receipt thereof.

7.4          Governing Law: Arbitration
·                     This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the principles of conflict of laws.
·                     Any dispute arising out of or relating to this Agreement, including, without limitation, the interpretation of any provision of this Agreement or the breach, termination or validity hereof (a “Dispute”) shall be settled finally by an arbitration proceeding conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the “AAA”) then in effect (the “AAA Rules”); provided that the provisions hereof shall be controlling in the event of any conflict with the AAA Rules. Any arbitration proceeding pursuant to this Section 10(b) shall be conducted in Manhattan, in the State of New York before a single arbitrator (the “Panel”) selected by the AAA.
·                     At any oral hearing of evidence in connection with the arbitration, a party shall have the right to examine its witnesses and to cross-examine the witnesses of the opposing party. No evidence of any witness shall be presented in written form unless the opposing party shall have the opportunity to cross-examine such witness, except as the parties otherwise agree in writing or except under extraordinary circumstances where the Panel determines that the interests of justice require a different procedure.
·                     Subject to Sections 5.3,any decision or award of the Panel (an “Arbitral Decision”) shall be final and binding upon the parties.  The parties hereby waive to the extent permitted by law any rights to appeal such decision or award to, or the review of such decision or award by, any court or tribunal.  An Arbitral Decision may be enforced against the Parties and/or their respective assets in any court having proper jurisdiction.
·                     THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.
7.5          Successors and Assigns
The rights created by this Agreement shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors, heirs and assigns of the respective parties hereto.

7.6          Entire Agreement: Severability and Enforcement
·                     This Agreement and the instruments delivered pursuant hereto constitute the entire agreement between the parties and supersede all prior agreements and understandings, written or oral, between the parties relating to the subject matter hereof.  This Agreement may be amended or supplemented only by a writing signed by all of the parties hereto.
·                     Each provision of this Agreement is severable.  If any provision of this Agreement is found to be unenforceable or in violation of any statute, rule, regulation, order or decree of any governmental authority, court or agency, then such provision shall be modified to the minimum extent necessary so as to render it enforceable and cure such violation, and all other provisions hereof shall remain in full force and effect notwithstanding such violation.
7.7          Further Assurances
In order to more fully assure the Buyer of the benefit of acquiring the Purchased Assets hereunder, the Seller hereby agrees to provide to the Buyer, whether before or after Closing, such confirmations of fact, records, certificates and other documents and things as may be reasonably requested by the Buyer to demonstrate the Buyer’s legal and beneficial ownership of the Purchased Assets and to otherwise carry out the purposes of this Agreement.

7.8          Headings
The headings contained in this Agreement are for convenience of reference only and the headings shall not be considered a part of this Agreement or used to construe any provision hereof.

7.9          Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties have executedthis Agreement as of the dateand year first abovewritten.

J & J SNACK FOODS SALES CORP.

                                                                                         By:___”Gerald B. Shreiber”______

Name:  Gerald B. Shreiber

Title:       Chairman of the Board

INTEGRATED BRANDS, INC.

By:___”Michael Serruya”_________

                                                                                         Name:   Michael Serruya

                                                                                         Title:  President

Exhibit 12.1

CERTIFICATIONS

I, Michael Serruya, certify that:

1.     I have reviewed this report on Form 20-F of CoolBrands International Inc.;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.     The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules  13a-15(f) and 15d-15(f) for the Company and have:

a)       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)       Except to the extent described under Item 15 in this report, designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)       Except to the extent described under Item 15 in this report, evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d)       Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.     The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of the Company’s internal control over financial reporting, to the Company’s auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

a)        All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)             Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Dated: August 31, 2007

                                                                                                      _”Michael Serruya”__________

                                                                                                      Michael Serruya

                                                                                                      Title:   President and Chief Executive Officer

Exhibit 12.2

CERTIFICATIONS

I, Ken J. MacKenzie, certify that:

1.     I have reviewed this report on Form 20-F of CoolBrands International Inc.;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.     The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules  13a-15(f) and 15d-15(f) for the Company and have:

a)       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)       Except to the extent described under Item 15 in this report, designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)       Except to the extent described under Item 15 in this report, evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d)       Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.     The Company's other certifying officer(s) and I have disclosed, based on our  most recent evaluation of the Company’s internal control over financial reporting, to the Company’s auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

a)        All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b)        Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Dated: August 31, 2007

_”Ken MacKenzie”__________________                          _

Ken J. MacKenzie

Title:  Chief Financial Officer

Exhibit 13.1

JOINT CO-CEO/CFO CERTIFICATE REQUIRED

PURSUANT TO 18 U.S.C. SECTION 1350

                Each of the undersigned, the Chief Executive Officer and the Chief Financial Officer of CoolBrands International Inc. (the “Company”), hereby certifies, pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Company’s report on Form 20-F for the fiscal year ended August 31, 2006, (the “Annual Report”), does not fully comply with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 inasmuch as the undersigned are not able to provide the full certification required by Exhibits 12 and 13 to Form 20-F and that information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:    August 31, 2007

__”Michael Serruya”______                                            _

Michael Serruya

Chief Executive Officer

__”Ken MacKenzie”____________

Ken J. MacKenzie

Chief Financial Officer

Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

To CoolBrands International Inc.

                We hereby consent to the incorporation of our report dated December 9, 2005 (except for Note 17 which is as of December 23, 2005), relating to the consolidated financial statements of CoolBrands International Inc. which are included in this Form 20-F.

BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

August 31, 2007

Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

To CoolBrands International Inc.

                We hereby consent to the incorporation our report dated January 26, 2007 (except for Note 22, which is as of August 31,  2007), relating to the consolidated financial statements of CoolBrands International Inc. which are included in this Form 20-F.

August 31, 2007

BDO Seidman, LLP

Melville, New York