Form 20-F/A
period 2006-08-31
COOLBRANDS INTERNATIONAL INC
filed 2007-09-05
CIK 1005531

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

(MARK ONE)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED AUGUST 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ________TO _________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Event Requiring this Shell Company Report ___________

COMMISSION FILE NUMBER             000-27476

COOLBRANDS INTERNATIONAL INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Not Applicable

 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

Province of Ontario, Canada

(JURISDICTION OF INCORPORATION OR ORGANIZATION)

210 Shields Court
Markham, Ontario
Canada L3R 8V2

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

NAME OF EACH EXCHANGE
TITLE OF EACH CLASS		ON WHICH REGISTERED
Not Applicable

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT.

Not Applicable

(TITLE OF CLASS)

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

☐YES        ☒ NO

IF THIS REPORT IS AN ANNUAL OR TRANSITION REPORT, INDICATE BY CHECK MARK IF THE REGISTRANT IS NOT REQUIRED TO FILE REPORTS PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

☒ YES        ☐ NO

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

☒ YES        ☐ NO

INDICATE BY CHECK MARK WHETHER THE REGISTRANT IS A LARGE ACCELERATED FILER, AN ACCELERATED FILER, OR A NON-ACCELERATED FILER. SEE DEFINITION OF “ACCELERATED FILER” IN RULE 12B-2 OF TE EXCHANGE ACT (CHECK ONE):

LARGE ACCELERATED FILER    ☐         ACCELERATED FILER   ☒       NON-ACCELERATED FILER     ☐

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

☒ ITEM 17        ☐ ITEM 18

IF THIS IS AN ANNUAL REPORT, INDICATE BY CHECK MARK WHETHER THE REGISTRANT IS A SHELL COMPANY (AS DEFINED IN RULE 12b-2 OF THE EXCHANGE ACT

☐ YES        ☒ NO

EXPLANATORY NOTE

The sole purpose of this amendment is to attach separately the exhibits to the Form 20-F of CoolBrands International Inc. for the fiscal year ended August 31, 2006, filed on August 31, 2007 with the Securities and Exchange Commission.

This Amendment is not intended to revise other information presented in the Company’s Annual Report on Form 20-F for the fiscal year ended August 31, 2006 as originally filed, which remains unchanged. This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendment discussed above.

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

•
In September 2006, Eskimo Pie Corporation, a wholly-owned subsidiary of the Corporation, sold its Value America flavors and ingredients division, which comprised substantially all of the Corporation’s dairy component segment for gross proceeds of approximately $8,250,000 to an unaffiliated third party.

•
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

•
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

•
In November 2006, the Corporation’s subsidiary, Eskimo Pie Frozen Distribution, Inc. (“EPFD”), sold substantially all of its “direct store door” frozen distribution assets in Florida, California, Oregon and Washington to an unaffiliated third party, for net proceeds of approximately $5,736,000.

•
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

•
Also on November 17, 2006, the Corporation replaced its independent directors, Mr. Robert E. Baker, Mr. William McMananan, Mr. Joshua L. Sosland and Ms. Beth L. Bronner, with Mr. Romeo DeGasperis, Mr. Garry Macdonald, and Mr. Ronald W. Binns. Additionally, on this date Mr. David Stein resigned from the board of directors.

•
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

•
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

•	In February 2007, the Company closed its printing and packaging plant in Bloomfield, New Jersey and is actively marketing the plant for sale.

•
The Company was served notice on March 12, 2007 by Godiva Chocolatier, Inc. and Godiva Brands, Inc. alleging that the Company has breached its license agreement and the licensor has filed a claim in the Supreme Court of the State of New York for damages of $14 million for breach of contract plus additional damages.  The outcome and resolution of such claim is uncertain at this time.

•	On March 30, 2007, the Company sold its frozen dessert operation at Norwalk, California to an unrelated third party for proceeds of approximately $4,600,000.

2006

•	CoolBrands reported a consolidated net loss for the year ended August 31, 2006 of $(70,182,000). Major developments in fiscal 2006 included:

●
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

●
On December 23, 2005, the Corporation sold substantially all of its franchising division to International Franchise Corp., a related party, for cash consideration of $8 million. The Corporation received a fairness opinion from an unaffiliated third party in connection with this transaction.

●
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

●
On February 27, 2006, the shareholders of the Corporation passed a special resolution to continue the Corporation under the Canada Business Corporations Act.  This change was effected on March 27, 2006.

●
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

●
On July 21, 2006, the Corporation announced that it had breached a covenant in the April 21 Credit Agreements.  The breach resulted from a breach by Americana Foods of a financial covenant under the Americana Credit Facility.

●
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

The following table sets forth the contribution to revenue of each of the remaining segments in continuing operations at August 31, 2006 by geographic region for the periods indicated:

Revenue by Industry Segments and Classes of Product and Services

Year ended August 31, 2006 (in thousands of dollars)

	Operating Segments
Revenue Source	Frozen Desserts	Foodservice(1)	Corporate	Total

United States	$120,959	$20,990	$-	$141,949
Canada	202	-	103	305
International	-	-	-	-
Inter-segment revenues	(43,597)	-	-	(43,597)
Other revenues:	620	71	-	691
Total consolidated net revenues	$78,184	$21,061	$103	$99,348

Year ended August 31, 2005 (in thousands of dollars)

	Operating Segments
Revenue Source	Frozen Desserts	Foodservice(1)	Corporate	Total

United States	$173,727	$18,397	$-	$192,124
Canada	528	-	280	808
International	405	-	-	405
Inter-segment revenues	(43,665)	(661)	(230)	(44,556)
Other revenues:	797	-	132	929
Total consolidated net revenues	$131,792	$17,736	$182	$149,710

Year ended August 31, 2004 (in thousands of dollars)

	Operating Segments
Revenue Source	Frozen Desserts	Foodservice(1)	Corporate	Total

United States	$329,982	$16,382	$-	$346,364
Canada	901	-	219	1,120
International	361	-	-	361
Inter-segment revenues	(66,533)	(703)	(242)	(67,478)
Other revenues:	261	-	108	369
Total consolidated net revenues	$264,972	$15,679	$85	$280,736

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

Eskimo Pie Frozen Distribution leases truck parking located in Jessup,Maryland. Rental payments were $28,620 per annum. The lease is scheduled to expire September 30,2008. The Company closed its operation in November 2006. The Company is currently in default under this lease.

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

Selected Annual Information

The following chart shows selected annual information for the three most recently completed fiscal years.

	Year ended August 31,
	2006	2005	2004
Total net revenues from continuing operations	$99,348	$149,710	$280,736
Net (loss) income from continuing operations	(63,620)	(69,016)	20,325
Gain on sale of discontinued operations	410	-	-
Net (loss) income from discontinued operations	(6,972)	(5,054)	3,187
Discontinued operations	(6,562)	(5,054)	3,187
Net (loss) income	$(70,182)	$(74,070)	$23,512

(Loss) earnings per share from continuing operations:
Basic and Diluted	(1.13)	(1.23)	0.37
(Loss) earnings per share from discontinued operations:
Basic and Diluted	(0.12)	(0.09)	0.05
(Loss) earnings per share:
Basic and Diluted	(1.25)	(1.32)	0.42

Total assets	160,548	297,845	317,257
Total long-term debt(1)	348	8,248	27,754

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

Net sales

Net sales for each segment are summarized in the following table:

	Year Ended August 31,
			Percentage of Net Sales
	2006	2005	2006	2005

Frozen dessert	$76,035	$271,086	78.4	74.3
Yogurt	-	44,007	-	12.1
Foodservice	20,901	17,736	21.6	4.9
Dairy components	-	19,538	-	5.3
Franchising and licensing	-	12,319	-	3.4
Total, as originally reported	96,936	364,686	100.0	100.0

Less amounts reclassified to net loss from discontinued operations:
Frozen dessert	-	147,718
Yogurt	-	44,007
Dairy components	-	17,769
Franchising and licensing	-	12,319
	-	221,813
Net sales from continuing operations	96,936	142,873

Pro Forma adjustment reclassifying Americana Foods to discontinued operations	50,745	62,357
Pro forma total	$46,191	$80,519

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

Gross profit margin

      The following table presents the gross profit margin dollars and gross profit percentage for the Company’s segments:

	Year Ended August 31,
			Percentage of Net Sales
	2006	2005	2006	2005

Frozen dessert	$(16,829)	$(15,488)	(22.1)	(5.7)
Yogurt		7,369		16.7
Foodservice	3,047	3,626	14.6	20.4
Dairy components		4,287		21.9
Franchising and licensing		3,224		2.6
Total, as originally reported	(13,782)	3,018	(14.2)	0.8

Less amounts reclassified to net loss from discontinued operations:
Frozen dessert		(12,141)
Yogurt		7,369
Dairy components		3,874
Franchising and licensing		3,224
	-	2,326
Gross profit from continuing operations	(13,782)	692

Pro Forma adjustment reclassifying Americana Foods to discontinued operations	(10,549)	(484)
Pro forma total	$(3,233)	$1,176

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

Summary of quarterly results

The following table presents a summary of our results for the last eight quarters (in 000s except per share data):

Quarter ended	August 31, 2006	May 31, 2006	February 29, 2006	November 30, 2005
Total revenues from continuing operations	$31,654	$26,168	$15,101	$26,425
Loss from continuing operations	(41,096)	(12,326)	(5,887)	(4,311)
Gain from sale of discontinued operations	3	-	407	-
Loss from discontinued operations	(4,918)	512	(2,473)	(93)
Net loss	(46,011)	(11,814)	(7,953)	(4,404)
Earnings per share (basic and diluted)
Loss per share from continuing operations	(0.72)	(0.22)	(0.11)	(0.08)
Loss per share from discontinued operations	(0.10)	0.01	(0.03)	(0.0)
Loss per share	(0.82)	(0.21)	(0.14)	(0.08)

Quarter ended	August 31, 2005	May 31, 2005	February 29, 2005	November 30, 2004
Income (loss) from continuing operations	(60,529)	(8,272)	(3,525)	3,310
Income (loss) from discontinued operations	(3,339)	(2,743)	1,737	(709)
Net income (loss)	(63,868)	(11,015)	(1,788)	2,601
Earnings per share (basic and diluted)
Income (loss) per share from continuing operations	(1.08)	(0.15)	(0.06)	0.06
Income (loss) per share from discontinued operations	(0.06)	(0.05)	0.03	(0.01)
Income (loss) per share	(1.14)	(0.20)	(0.03)	0.05

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

Gross profit margin

      The following table presents the gross profit margin dollars and gross profit percentage for the Company’s segments:

	Year Ended August 31,
			Percentage of Net Sales
	2005	2004	2005	2004

Frozen dessert	$(15,488)	$64,779	(5.7)	18.2
Yogurt	7,369	-	16.7	-
Foodservice	3,626	3,439	20.4	21.9
Dairy components	4,287	5,975	21.9	25.8
Franchising and licensing	3,224	2,931	2.6	26.2
Total, as originally reported	3,018	77,124	0.8	19.0

Less amounts reclassified to net (loss) income from discontinued operations:
Frozen dessert	(12,141)	(29,371)
Yogurt	7,369	-
Dairy components	3,874	5,099
Franchising and licensing	3,224	2,931
	2,326	(21,351)
Gross profit from continuing operations	$692	$98,465

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

Liquidity

The following sets forth certain measures of the Company’s liquidity:

	Year Ended August 31,
	2005	2004
Cash, investments and restricted cash	$41,562	$64,327
Working Capital	$28,477	$118,138
Current Ratio	1.2 to 1.0	2.6 to 1.0

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

Contractual obligations

The following table presents the Company’s contractual obligations as of August 31, 2006:

	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Contractual obligations
Notes payable in default- Corporate Credit Facility	$10,077	$10,077
Notes payable in default- Americana Credit Facility revolver	6,418	6,418
Notes payable in default- Americana Credit Facility term loan	17,083	17,083
Obligation under capital leases	561	177	315	69
Operating leases	1,676	933	342	187	214
Other liabilities	4,287	4,287	-	-	-
Total contractual obligations	$40,102	$38,975	$657	$256	$214

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

	Age	Positions with the Corporation	Principal Occupation(1)

Michael Serruya Thornhill,Ontario	42	Chairman, President, Chief Executive Officer and Director	CEO of the Corporation
Aaron Serruya Thornhill, Ontario	41	Director	President and Chief Executive Officer, International Franchise Corp.
Romeo DeGasperis(2)(3)(4) Toronto, Ontario	40	Director	Vice President, Con-Drain Company

Age	Positions with the Corporation	Principal Occupation(1)
Ronald W. Binns(2)(3)(4)	50	Director	Chief Financial Officer-Nevada Capital Corporation Ltd
Garry Macdonald(2)(3)(4)	60	Director	President and Principal of Maccess Management Inc.
Ken MacKenzie Markham, Ontario	51	Chief Financial Officer	Officer of the Corporation

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

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus	Other Annual Compensation (1) ($)	Securities Under Options Granted (2) #	All Other Compensation (3) ($)

Michael Serruya(7) Chairman, President & Chief Executive Officer	2006	Cdn $420,000	-	-	-	-
David J. Stein(6) President, Chief Executive Officer	2006	533,077	-	-	-	2,250
Gary P Stevens Chief Financial Officer	2006	188,558	-	33,454	-	1,235
Francis Orfanello Executive Vice President	2006	435,577	-	-	100,000(4)	-
J. Leo Glynn(5) President, Eskimo Pie Frozen Distribution Inc.	2006	247,840	82,000	-	-	-
Daniel Heschke Chief Information Officer	2006	240,000	-	177,627(7)	-	582

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
(2) Mr. McManaman was elected to the Board on February 27, 2006, replacing Mr. Arthur Waldbaum, who retired from the Board of Directors.
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

As of August 31, 2007, the Company has 2 employees.

Item 6(E) Share Ownership

      The following table sets forth as of February 27, 2007, information with respect to officers and directors of the Company listed in 6(B) who are the direct or indirect beneficial owners of any class of the Company’s voting securities:

		Amount Owned and
	Identity of	Nature of Beneficial	Percent of
Title of Class	Person or Group	Ownership	Class**
Subordinate Voting Shares and Multiple Voting Shares	The Estate of Richard E. Smith((13)	11,606,492shares(1)	18.85%
Subordinate Voting Shares and Multiple Voting Shares	David M. Smith(13)	11,606,492 shares(2)	18.85%
Subordinate Voting Shares and Multiple Voting Shares	David Stein(13)	11,606,492 shares(3)	18.85%
Subordinate Voting Shares and Multiple Voting Shares	Michael Serruya(13)	11,606,492 shares(4)	18.85%
Subordinate Voting Shares and Multiple Voting Shares	Aaron Serruya(13)	11,606,492 shares(5)	18.85%
Subordinate Voting Shares and Multiple Voting Shares	The Serruya Family Trust(13)	11,606,492shares	18.85%
Subordinate Voting Shares and Multiple Voting Shares	1082272 Ontario, Inc.(6)(13)	11,606,492 shares(7)	18.85%
Subordinate Voting Shares	Ronald W. Binns	500,000 shares	*
Subordinate Voting Shares	Romeo DeGasperis	6,700 shares	*
Subordinate Voting Shares	Gary P. Stevens	101,127 shares(8)	*
Subordinate Voting Shares	Timothy Timm	113,795 shares(9)	*
Subordinate Voting Shares	John LeSauvage	89,166 shares(10)	*
Subordinated Voting Shares	Daniel Hescke	66,667(11)	*

*	Less than 1%

**	Based on 6,025,659 Multiple Voting Shares and 50,049,774 Subordinate Voting Shares outstanding as of February 27, 2007 and warrants held by each beneficial holder exercisable within 60 days.

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

 Item 7    Major Shareholders and Related Party Transactions

Item 7(A) Major Shareholders

      The following table sets forth as of January 27, 2007, information with respect to shareholders of the Company that directly or indirectly beneficially own 5% or more of any class of the Company's voting securities:

	Identity of
Title of Class	Person or Group	Amount Owned	Percent of Class **
Subordinate Voting Shares	Apex Capital, LLC	5,032,000 shares	8.97%
Subordinate Voting Shares	Sanford J. Colen(1)	5,105,000 shares	9.10%
Subordinate Voting Shares and Multiple Voting Shares	The Estate of Richard E. Smith	11,606,492 shares(2)	18.85%
Subordinate Voting Shares and Multiple Voting Shares	David M. Smith	11,606,492 shares(3)	18.85%
Subordinate Voting Shares and Multiple Voting Shares	David J. Stein	11,606,492shares(4)	18.85%

Identity of
Title of Class	Person or Group	Amount Owned	Percent of Class **
Subordinate Voting Shares and Multiple Voting Shares	Michael Serruya	11,606,492 shares(5)	18.85%
Subordinate Voting Shares and Multiple Voting Shares	Aaron Serruya	11,606,492 shares(6)	18.85%
Subordinate Voting Shares and Multiple Voting Shares	The Serruya Family Trust	11,606,492 shares(8)	18.85%
Subordinate Voting Shares and Multiple Voting Shares	1082272 Ontario, Inc.(7)	11,606,492 shares(8)	18.85%
Subordinated Voting Shares	Seymour Schulich	6,000,000 shares	10.70%

**	Based on 6,025,659 Multiple Voting Shares and 50,049,774 Subordinate Voting Shares outstanding as of February 27, 2007 and warrants held by each beneficial holder exercisable within 60 days.

(1)	Sanford Colen is the controlling member of Apex Capital, LLC.

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

            (a) 701587 Ontario Ltd., a corporation whose sole shareholder is The Serruya Family Trust, a significant shareholder of the Corporation, routinely enters into leases with commercial landlords for the premises used by the Corporation's Canadian franchisees and sublets such premises to such franchisees. Yogen Fruz International Ltd.does not earn any fees or premium on such leases. Subsequent to the year ended August 31, 2005, the Corporation sold substantially all of its franchising division;

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

Item 9 The Offer and Listing

Item 9(A) (1) - (3)

      Not applicable.

Item 9(A) (4) Information Regarding Stock Price History

      The Subordinate Voting Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "COB.SV.A".

5 most recent financial years

Period	High (Cdn $)	Low (Cdn $)
Sept. 2005 – Aug, 2006	3.18	0.62
Sept. 2004 - Aug. 2005	10.25	2.55
Sept. 2003 - Aug. 2004	27.00	8.75
Sept. 2002 - Aug. 2003	18.54	4.25
Sept. 2001 - Aug. 2002	8.15	1.60

.Each full financial quarter for the 2 most recent full financial years

Period	High (Cdn $)	Low (Cdn $)
Sept. 2005– Nov. 2005	3.07	2.11
Dec. 2005 – Feb. 2006	3.18	2.30
Mar. 2006 - May 2006	3.07	2.05
Jun. 2006 - Aug 2006	2.83	0.62
Sept. 2004 – Nov. 2004	10.25	6.39
Dec. 2004 – Feb. 2005	9.25	7.00
Mar. 2005 - May 2005	9.69	3.91
Jun. 2005 – Aug. 2005	4.75	2.55

Each month for the most recent six months

Period	High (Cdn $)	Low (Cdn $)
Jul. 2007	1.05	0.95
Jun. 2007	1.05	0.90
May 2007	1.04	0.85
Apr. 2007	1.17	0.99
Mar. 2007	1.25	0.69
Feb. 2007	1.25	1.15

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

	Year Ended August 31, 2006	Year Ended August 31, 2005
Audit fees	$450,000	$430,000
Audit-related fees	111,096	27,750
Tax fees	25,971	10,800
All other fees	-	-

Total	$587,067	$468,550

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
Name: Michael Serruya Title: President and CEO

Date: August 31, 2007

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

BDO Seidman, LLP
Melville, New York

January 26, 2007 (except for Note 22, which is as of August 31, 2007)

Consolidated Balance Sheets as at August 31, 2006 and 2005

(Amounts expressed in thousands of dollars)

	2006	2005

Assets

Current Assets:

Cash	$393	$24,062
Investments	-	7,500
Restricted cash	-	10,000
Receivables, net	12,780	22,833
Receivables – affiliates	-	1,780
Inventories	9,131	29,918
Current assets of discontinued operations held for sale	38,142	52,719
Income taxes recoverable	11,000	9,767
Prepaid expenses	819	1,490
Deferred income taxes, net of valuation allowance	-	5,148

Total current assets	72,265	165,217

Non-current assets of discontinued operations held for sale	51,927	64,453

Deferred income taxes, net of valuation allowance	-	14,799

Property, plant and equipment	23,051	31,976

Intangible and other assets	1,515	5,857

Goodwill	11,790	15,543

	$160,548	$297,845

Approved by the Board,

“Michael Serruya”	“Ronald W. Binns”
_________________, Director	_________________, Director

Consolidated Balance Sheets as at August 31, 2006 and 2005

(Amounts expressed in thousands of dollars)

	2006	2005
Liabilities and Shareholders’ Equity

Current Liabilities:
Notes payable in default	$10,077	$-
Notes payable of majority owned subsidiary in default	23,501	-
Accounts payable	20,462	28,198
Accrued liabilities	14,900	21,106
Payables – affiliates	-	620
Income taxes payable	140	-
Deferred income taxes, net of valuation allowance	-	93
Current liabilities of discontinued operations held for sale	22,890	34,009
Short term borrowings	-	34,553
Current maturities of long-term debt	-	18,161
Other liabilities	4,287	-

Total current liabilities	96,257	136,740

Other liabilities	-	2,442
Non-current liabilities of discontinued operations held for sale	825	684
Long-term debt, including obligations under capital leases	348	8,248
Deferred income taxes	2,000	6,140

Total liabilities	99,430	154,254

Minority interest	-	5,185

Commitments and contingencies

Shareholders’ Equity:
Capital stock	97,804	97,578
Additional paid-in capital	38,812	46,376
Accumulated other comprehensive losses	(1,464)	(1,696)
Accumulated deficit	(74,034)	(3,852)

Total shareholders’ equity	61,118	138,406

	$160,548	$297,845

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations for the years ended August 31, 2006, 2005 and 2004

(Amounts expressed in thousands of dollars)

	2006	2006 Pro Forma (See Notes 3 and 13) (Unaudited)	2005	2004
Net revenues:

Net sales	$96,936	$46,191	$142,873	$275,394
Other income	2,412	2,267	6,837	5,342

Total net revenues	99,348	48,458	149,710	280,736

Cost of goods sold	110,718	49,424	142,181	176,929
Selling, general and administrative expenses	40,101	34,527	37,530	71,516
Interest expense	2,000	401	1,687	1,491
Asset impairment	21,289	10,139	51,141
(Gain) loss on sale of building	-	-	(3,515)

(Loss) income from continuing operations before income taxes and minority interest	(74,760)	(46,033)	(79,314)	30,800

Minority interest	5,185	-	2,700	958

(Loss) income from continuing operations before income taxes	(69,575)	(46,033)	(76,614)	31,758

(Recovery of) Provision for income taxes:

Current	(11,100)	(11,100)	(8,439)	26,767
Deferred	5,145	5,145	841	(15,334)
	(5,955)	(5,955)	(7,598)	11,433
Net (loss) income from continuing operations	(63,620)	(40,078)	(69,016)	20,325

Discontinued operations:
(Loss) income from operations of discontinued operations	(6,972)	(6,972)	(5,054)	3,187
Gain on sale of franchising segment	410	410
Loss generated by majority owned subsidiary, net of minority interest	-	(23,542)	-

Net (loss) income from discontinued operations	(6,562)	(30,104)	(5,054)	3,187

Net (loss) income	$(70,182)	$(70,182)	$(74,070)	23,512
Per share data:

(Loss) earnings per share (basic and diluted):
Continuing operations	$(1.13)	$(0.71)	$(1.23)	$0.37
Discontinued operations	(0.12)	(0.54)	(0.09)	0.05
	$(1.25)	$(1.25)	$(1.32)	$0.42
Weighted average shares outstanding:
Shares used in per share calculation – basic	56,047	56,047	55,924	55,441
Shares used in per share calculation - diluted	56,047	56,047	55,924	56,329

See accompanying notes to consolidated financial statements

Consolidated Statements of Shareholders’ Equity for the years ended August 31, 2006, 2005 and 2004

(Amounts expressed in thousands of dollars)

	Capital stock	Additional paid-in capital	Accumulated other comprehensive (losses)	Retained earnings (accumulated deficit)	Total Shareholders’ equity
Balance at September 1, 2003	$85,199	$1,649	$(840)	$46,706	$132,714
Comprehensive earnings:
Net earnings				23,512
Other comprehensive losses, net of income taxes:
Currency translation adjustment			(256)
Total comprehensive loss					23,256
Issuance of shares for stock options exercised	11,779				11,779
Issuance of shares for warrants exercised	507				507
Tax benefit relating to exercise of non-qualified stock options		11,862			11,862
Stock-based compensation expense		30,983			30,983
Balance at August 31, 2004	97,485	44,494	(1,096)	70,218	211,101
Comprehensive losses:
Net loss				(74,070)
Other comprehensive losses, net of income taxes:
Currency translation adjustment			(600)
Total comprehensive loss					(74,670)
Issuance of shares for stock options exercised	93	(36)			57
Stock-based compensation expense		1,918			1,918
Balance at August 31, 2005	97,578	46,376	(1,696)	(3,852)	138,406
Compressive losses:
Net loss				(70,182)
Other comprehensive gain, net of income taxes:
Currency translation adjustment			232
Total comprehensive loss					(69,950)
Issuance of shares for stock options exercised	226	(87)			139
Stock-based compensation expense		443			443
Reversal of deferred tax asset set up in connection with stock-based compensation expense		(7,920)			(7,920)
Balance at August 31, 2006	$97,804	$38,812	$(1,464)	$(74,034)	$61,118

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows for the years ended August 31, 2006, 2005 and 2004

(Amounts expressed in thousands of dollars)

	2006	2005	2004
Cash and short-term investments provided by (used in):
Operating activities:
Net loss	$(70,182)	$(74,070)	$23,512
Adjustments to reconcile net loss to net cash flows from operating activities
Depreciation and amortization	5,026	4,466	6,210
Asset impairment	21,289	51,141	-
Stock-based compensation expense	443	1,918	30,983
Deferred income taxes	5,145	493	(15,314)
(Gain) loss on sale of building and other assets	-	(3,634)	-
Minority interest	(5,185)	(2,696)	(954)
Net (loss) income from discontinued operations	6,972	5,054	(3,187)
Gain on sale of franchising segment	(410)	-	-
Cash effect of changes from continuing operations
Receivables	9,304	22,487	(6,960)
Receivables – affiliates	1,569	1,831	(1,315)
Allowance for doubtful accounts	(537)	(110)	126
Inventories	15,037	6,261	(1,544)
Prepaid expenses	676	(2,000)	6,290
Income taxes recoverable	(1,046)	(9,767)	-
Accounts payable	(7,736)	10,848	2,890
Payables – affiliates	(620)	(230)	277
Accrued liabilities	(4,753)	1,665	(5,636)
Income taxes payable	-	(5,240)	7,194
Other assets	1,022	(559)	53
Other liabilities	694	124	(275)
Cash (used in) provided by operating activities	(23,292)	7,982	42,350
Investing activities:
Purchase of property, plant and equipment	(1,416)	(13,500)	(12,977)
Purchase of license agreements and other intangibles		(26)	(376)
Proceeds from sale of building	-	5,434	-
Decrease(increase) in restricted cash	10,000	(10,000)	-
Purchase of investments	-	(2,500)	(33,050)
Redemption of investments	7,500	23,050	5,000
Decrease (increase) in notes receivable	15	(36)	23
Cash provided by investing activities	16,099	2,422	(41,380)
Financing activities:
Change in revolving line of credit, secured	-	2,661	1,514
Proceeds from notes payable in default	10,077	-	-
Proceeds from notes payable of majority owned subsidiary, in default	23,918	-	-
Repayment of notes payable of majority owned subsidiary, in default	(417)	-	-
Proceeds from short term borrowings	-	44,553	-
Capital contributions from minority interest	-	-	8,907
Return of capital contributions to minority interest	-	-	(2,000)
Proceeds from issuance of Class A and B shares	139	57	12,286
Repayment of short term borrowings	(34,553)	(10,000)	-
Repayment of long-term debt	(26,409)	(3,785)	(5,781)
Cash (used in) provided by financing activities	(27,245)	33,486	14,926
Decrease (increase) in cash flows due to changes in foreign exchange rates	230	(695)	(2,412)
Cash flows provided by (used in) from discontinued operations:
Net loss from discontinued operations	(6,972)	(5,054)	3,187
Operating	8,937	8,311	(1,768)
Investing	8,574	(58,445)	(386)
Financing	-	(222)	-
Cash provided by (used in) discontinued operations	10,539	(55,410)	1,033
(Decrease) in cash and cash equivalents	(23,669)	(12,215)	14,517
Cash and cash equivalents – beginning of year	24,062	36,277	21,760
Cash and cash equivalents – end of year	$393	$24,062	$36,277

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

	2006	Pro forma adjustments	2006 Pro forma	2005
			(Unaudited)
Assets
Current Assets:
Cash	$393		$393	$24,062
Investments	-		-	7,500
Restricted cash	-		-	10,000
Receivables, net	12,780	(6,082)	6,698	22,833
Receivables - affiliates	-		-	1,780
Inventories	9,131	(1,570)	7,561	29,918
Current assets of discontinued operations held for sale	38,142		38,142	52,719
Income taxes recoverable	11,000		11,000	9,767
Prepaid expenses	819		819	1,490
Deferred income taxes, net of valuation allowance	-		-	5,148
Current assets of Americana Foods	-	7,652	7,652	-
Total current assets	72,265	-	72,265	165,217
Non-current assets of discontinued operations held for sale	51,927		51,927	64,453
Deferred income taxes, net of valuation allowance	-		-	14,799
Property, plant and equipment	23,051	(18,386)	4,665	31,976
Property, plant and equipment of Americana Foods	-	18,386	18,386	-
Intangible and other assets	1,515		1,515	5,857
Goodwill	11,790		11,790	15,543
	$160,548	-	$160,548	$297,845
Liabilities and Shareholders’ Equity
Current Liabilities:
Notes payable in default	$10,077		$10,077	$-
Notes payable of majority owned subsidiary in default	23,501	(23,501)	-	-
Accounts payable	20,462	(8,735)	11,727	28,198
Accrued liabilities	14,900	(3,955)	10,945	21,106
Payables – affiliates	-		-	620
Income taxes payable	140		140	-
Deferred income taxes, net of valuation allowance	-		-	93
Current liabilities of discontinued operations held for sale	22,890		22,890	34,009
Current liabilities of Americana Foods	-	36,191	36,191	,
Short term borrowings	-		-	34,553
Current maturities of long-term debt	-		-	18,161
Other liabilities	4,287		4,287
Total current liabilities	96,257	-	96,257	136,740
Other liabilities	-		-	2,442
Non-current liabilities of discontinued operations held for sale	825		825	684
Long-term debt, including obligations under capital lease	348		348	8,248
Deferred income taxes	2,000		2,000	6,140
Total liabilities	99,430	-	99,430	154,254
Minority interest	-		-	5,185
Commitments and contingencies
Shareholders’ Equity:
Capital stock	97,804		97,804	97,578
Additional paid-in capital	38,812		38,812	46,376
Accumulated other comprehensive losses	(1,464)		(1,464)	(1,696)
Accumulated deficit	(74,034)	10,153	(63,881)	(3,852)
Deficit of Americana Foods	-	(10,153)	(10,153)	-
Total shareholders’ equity	61,118	-	61,118	138,406
	$160,548	-	$160,548	$297,845

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

	2006	Pro forma adjustments	2006 Pro forma	2005	2004
			(Unaudited)
Net revenues:
Net sales	$96,936	$(50,745)	$46,191	$142,873	$275,394
Other income	2,412	(145)	2,267	6,837	5,342
Total net revenues	99,348	(50,890)	48,458	149,710	280,736

Cost of goods sold	110,718	(61,294)	49,424	142,181	176,929
Selling, general and administrative expenses	40,101	(5,574)	34,527	37,530	71,516
Interest expense	2,000	(1,599)	401	1,687	1,491
Asset impairment	21,289	(11,150)	10,139	51,141
Gain on sale of building	-	-	-	(3,515)
Loss from continuing operations before income taxes and minority interest	(74,760)	28,727	(46,033)	(79,314)	30,800
Minority interest	5,185	(5,185)	-	2,700	958
Loss from continuing operations before income taxes	(69,575)	23,542	(46,033)	(76,614)	31,758

(Recovery of) Provision for income taxes:
Current	(11,100)	-	(11,100)	(8,439)	26,767
Deferred	5,145	-	5,145	841	(15,334)
	(5,955)	-	(5,955)	(7,598)	11,433
Net loss from continuing operations	(63,620)	23,542	(40,078)	(69,016)	20,325

Discontinued operations:
Loss from operations of discontinued operations	(6,972)	-	(6,972)	(5,054)	3,187
Gain on sale of franchising segment	410	-	410
Loss generated by majority owned subsidiary, net of minority interest	-	(23,542)	(23,542)	-	-
Net loss from discontinued operations	(6,562)	(23,542)	(30,104)	(5,054)	3,187
Net loss	$(70,182)	-	$(70,182)	$(74,070)	$23,512

Per share data:
Loss per share (basic and diluted):
Continuing operations	$(1.13)		$(0.71)	$(1.23)	$0.37
Discontinued operations	(0.12)		(0.54)	(0.09)	0.05
	$(1.25)		$(1.25)	$(1.32)	$0.42

Weighted average shares outstanding:
Shares used in per share calculation – basic	56,047		56,047	55,924	55,441
Shares used in per share calculation - diluted	56,047		56,047	55,924	56,329

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

August 31, 2006	Frozen Dessert (EPFD)	Franchising and Licensing	Yogurt (CBD)	Dairy Components (Value America)	Total
Total current assets	$19,197		$14,441	$4,504	$38,142
Total non-current assets	65		49,132	2,730	51,927
Total current liabilities	9,915		11,949	1,026	22,890
Total non-current liabilities			825		825
Net assets	$9,347	-	$50,799	$6,208	$66,354

For the year ended August 31, 2006
Total revenue	$128,103	$3,613	$109,304	$19,057	$260,077
Cost of sales	131,251	2,122	95,143	15,042	243,558
Selling, general, and administrative expenses	3,640	1,684	8,891	1,651	15,866
Interest expense			2,197		2,197
Asset impairment			5,428		5,428
(Loss) income	$(6,788)	$(193)	$(2,355)	$2,364	$(6,972)

August 31, 2005	Frozen Dessert (EPFD)	Franchising and Licensing	Yogurt (CBD)	Dairy Components (Value America)	Total
Total current assets	$27,925	$3,425	$16,039	$5,330	$52,719
Total non-current assets	330	6,681	54,538	2,904	64,453
Total liabilities	16,680	2,378	13,331	1,620	34,009
Total non-current liabilities	6	678			684
Net assets	$11,569	$7,050	$57,246	$6,614	$82,479

For the year ended August 31, 2005
Total revenue	$157,557	$16,102	$44,007	$17,769	$235,435
Cost of sales	159,858	9,017	36,638	13,895	219,408
Selling, general, and administrative expenses	4,879	5,109	4,993	1,579	16,560
Interest expense		7	891		898
Asset impairment		4,384			4,384
Income tax (benefit) expense	(2,826)	2,025			(801)
Other (income) expense	(120)	160			(114)
(Loss) income	$(4,234)	$(4,600)	$1,485	$2,295	$(5,054)

See Note 20, “Subsequent Events,” for a further discussion of Discontinued Operations.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

	Frozen Dessert (EPFD)	Franchising and Licensing	Dairy Components (Value America)	Total
For the year ended August 31, 2004
Total revenue	$135,398	$14,780	$19,024	$169,202
Cost of sales	130,229	8,277	13,925	152,431
Selling, general, and administrative expenses	4,393	4,954	1,794	11,141
Interest expense		7		7
Income tax (benefit) expense	351	617	1,468	2,436
(Loss) income	$425	$925	$1,837	$3,187

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

  The following is a summary of the assets and liabilities acquired and the fair value assigned thereto, and the purchase consideration given:

Fair value acquired:		Purchase consideration:
Current assets	$5,373	Cash	$17,500
Property, plant and equipment	11,846	Acquisition costs	1,652
Trademark rights	15,000	Bank loan	40,000
Goodwill	27,582		$59,152
	59,801
Less: Liabilities	(649)
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

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Note 7.  Receivables, net

	2006	2005 As previously reported	Amounts reclassified to discontinued operations	2005
Trade accounts receivable	$13,177	$57,213	$(33,545)	$23,668
Franchise and license fees receivable	-	324	(214)	110
Notes receivable, current maturities	12	97	(97)	-
	13,189	57,634	(33,856)	23,778
Less Allowance for doubtful accounts	(409)	(3,108)	2,163	(945)
	12,780	54,526	(31,693)	$22,833
Due from Affiliates	-	-	-	1,780
	$12,780			$24,613

Allowance for doubtful accounts:
Balance at August 31, 2003	$1,409
Charges to costs and expenses for continuing operations	445
Reserve utilized	(452)
Ending Balance August 31, 2004	1,402
Charges to costs and expenses for continuing operations	845
Reserve utilized	(1,302)
Ending balance August 31, 2005	945
Charges to costs and expenses for continuing operations	1,331
Reserve utilized	(1,867)
Ending balance August 31, 2006	$409

One customer accounted for 10.2% and 17.0% of net sales from continuing operations in Fiscal 2006 and Fiscal 2005, respectively.

Note 8. Inventories

	2006	2005 As previously reported	Amounts reclassified to discontinued operations	2005
Raw materials and packaging	$2,510	$35,304	$(6,052)	$29,252
Finished goods	6,621	14,651	(13,985)	666
	$9,131	$49,955	$(20,037)	$29,918

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

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Note 9. Property, plant and equipment

	2006	2005 as originally reported	Amounts reclassified to discontinued operations	2005

Land	$122	$1,577	$(200)	$1,377
Building, machinery and equipment	13,199	54,704	(21,600)	33,104
Leasehold improvements	827	1,740	(1,336)	404
Land, building and machinery and equipment of Americana Foods, net of accumulated depreciation and allowance for impairment	18,386
	32,534	58,021	(23,136)	34,885
Less Accumulated depreciation, amortization and allowance for impairment
Building, machinery and equipment	9,082	9,403	(6,686)	2,717
Leasehold improvements	401	979	(787)	192
	$23,051	$47,639	$(15,663)	$31,976

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

At August 31, 2006 and 2005 goodwill by reportable segment was as follows:

	2006	2005
Frozen dessert (a)	$488	$3,752
Yogurt	-	27,582
Foodservice (b)	11,302	11,302
Franchising and licensing	-	4,446
Dairy components	-	745
Total Goodwill, as originally reported	11,790	47,827
Less Goodwill included in net assets held for Sale of discontinued operations:
Franchising and licensing		4,446
Yogurt		27,582
Dairy components		256
Total Goodwill	$11,790	$15,543

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

(b) The foodservice segment was sold on January 24, 2007 for an amount in excess of its carrying value. (See Note 20, “Subsequent Events”)

Intangible assets at August 31, 2006 and 2005 were as follows:

	2006		2005
	Gross Carrying Amount	Accumulated Amortization and Allowance for Impairment	Gross Carrying Amount	Accumulated Amortization
Non-amortizable intangible assets	$-	$-	$15,000	$-
Amortizable intangible assets	934	263	8,126	3,362
Other assets	844	-	2,605	-
	1,778	263	25,731	3,362
Intangible and other assets classified as assets held for sale	-	-	(17,392)	(880)

Total Intangible assets and other assets	$1,778	263	$8,339	$2,482

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

The movement of gross carrying amounts in goodwill and intangible and other assets is as follows:

	2006		2005
	Goodwill	Intangible and other assets	Goodwill	Intangible and other assets

Balance at August 31	$15,543	$5,857	$72,088	$16,485
Changes due to:
Acquisitions		3,577	27,840	15,000
Goodwill impairment	(3,500)	-	(52,101)
Intangible asset impairment		(3,609)		(2,941)
Other	(253)	(4,310)		(2,813)
	11,790	1,515	47,827	25,731
Goodwill and intangibles and other assets classified as assets held for sale			(32,284)	(19,874)
Balance at August 31	$11,790	$1,515	$15,543	$5,857

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Note 11. Short-term borrowings

	2006	2005

Secured	$-	$30,000
Secured – Americana	$-	$4,553

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

Note 12. Long-term debt

	2006	2005
Senior secured revolving credit facility in default	$10,077	$-
Senior secured revolving credit facility in default- Americana	6,418	-
Term loans in default, secured - Americana	17,083	-
Term loan, secured	-	10,500
Term loan, secured - Americana	-	8,610
Revolving loan, secured - Americana	-	7,145
Capitalized leases	500	154
	34,078	26,409
Less: Current maturities	-	18,161
Current maturities due to default status	33,578	-
Current maturities of capitalized leases, included in accrued liabilities	152	-
	$348	$8,248

Annual future minimum capital lease payments are as follows:

Year ending August 31,
2007	$177
2008	177
2009	138
2010	69
Total minimum capital lease payments	561
Less amount representing interest	(61)
Present value of minimum capital lease payments	500
Less current installments of obligation under capital leases	(152)
Obligation under capital lease, excluding current installment	$348

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

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

The following table summarizes stock options outstanding, exercisable and exercise price range at August 31, 2006:

	Options Outstanding			Options Exercisable
Range of exercise prices (Cdn $)	Outstanding as of 08/31/06	Weighted average remaining contractual life	Weighted average exercise price (Cdn $)	Exercisable as of 08/31/06	Weighted average exercise price (Cdn $)
$2.66 - $ 2.85	320	9.38	$2.84	60	$2.85
$4.03 - $ 5.00	912	8.13	$4.11	651	$4.15
$15.45 - $15.93	600	2.12	$15.85	600	$15.85
$22.65 - $22.65	630	2.53	$22.65	630	$22.65
	2,462	5.40	$11.55	1,941

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

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Significant components of the Company’s deferred tax assets and liabilities as of August 31, 2006 are as follows:

Deferred Tax Assets		Deferred Tax Liabilities
Stock options	$2,321	Intangible assets	$2,000
Federal net operating loss carry forwards	5,100
Intangible assets	4,201
Accrued liabilities	1,639
Inventory	2,188
State net operating loss carry forwards	995
Bad debts	467
Inventory reserve	124
Property, plant and equipment	92
	17,127		2,000
Valuation allowance	(17,127)
Total deferred tax assets	$0	Total deferred tax liabilities	$2,000

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

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

The following table reconciles the changes in benefit obligations and plan assets in 2006 and 2005, and reconciles the funded status to accrued benefit cost at August 31, 2006 and August 31, 2005:

	Pension Benefits	Other Benefits
Benefit Obligation
Beginning balance at August 31, 2004	$2,239	$1,603
Interest cost	139	200
Actuarial loss	277
Benefit payments	(85)
Balance at August 31, 2005	2,570	1,803
Interest cost	142	200
Actuarial gain	(201)
Benefit payments	(88)
Ending balance at August 31, 2006	$2,423	$2,003

Plan assets – Basic value
Beginning balance at August 31, 2004	$2,086
Actual return on plan assets	338
Contributions	20
Benefit payments	(85)
Balance at August 31, 2005	2,359
Actual return on plan assets	182
Contributions	20
Benefit payments	(88)
Ending balance at August 31, 2006	$2,473

 The unfunded status for the post retirement health and life insurance benefits is as follows:

Other Benefits
Benefit obligations in excess of Plan assets	$2,003
Accrued benefit cost	$2,003

The accrued benefit cost of $2,003 is included in other liabilities at August 31, 2006.

The following table provides the components of the net periodic benefit cost:

	Pension Benefits	Other Benefits
Interest cost	$142	$200
Expected return on Plan assets	(182)
Recognized net actuarial loss	13

Net period benefit cost (income)	$(27)	$200

The assumptions used in the measurement of the Eskimo Pie Corporation’s benefit obligations are as follows:

	Pension Benefits	Other Benefits
Benefit obligation discount rate	5.25%	7.75%
Expected return on plan assets, during the year	8.00%

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

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

At August 31, 2006 the future minimum lease payments under operating leases with rental terms of more than one year, net of sublease rents, amounted to:

Fiscal year ending:
2007	$933
2008	220
2009	122
2010	94
2011	93
Later years	214
Total minimum obligations	$1,676

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

(Amounts are expressed in thousands of dollars)

The Company evaluates the performance of its segments and allocates resources to them based on their operating contribution, which represents segment revenues, less direct costs of operation, excluding the allocation of corporate expenses.

Industry Segments:

Year Ended August 31, 2006

	Frozen dessert	Foodservice	Corporate	Discontinued operations	Consolidated
Revenues	$121,161	$20,990	$103		$142,254
Interest income	620	71			691
Inter-segment revenues	(43,597)				(43,597)

Net revenues	78,184	21,061	103		99,348

Segment (loss) earnings	(47,667)	1,469	(72)		(46,270)

General corporate expenses			(5,201)		(5,201)

Interest expense	(2,000)				(2,000)

Asset impairment	(21,289)				(21,289)

Minority interest	5,185				5,185

(Loss) earnings from continuing operations before income taxes	$(65,771)	$1,469	$(5,273)		(69,575)

Loss from discontinued operations					(6,972)

Gain on sale of discontinued operations					410

Recovery of income taxes					5,955

Net loss					$(70,182)

Assets	$51,509	$18,293	$677	$90,069	$160,548

Capital expenditures	$1,416	$-	$-	$1,877	$3,293

Depreciation and amortization	$4,281	$365	$60	$1,618	$6,324

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Industry Segments:

Year Ended August 31, 2005

	Frozen dessert	Foodservice	Corporate	Discontinued Operations	Consolidated
Revenues	$152,199	$18,397	$280		$170,876
Interest income	797		132		929
Inter-segment revenues	(21,204)	(661)	(230)		(22,095)

Net revenues	131,792	17,736	182		149,710

Segment (loss) earnings	(32,253)	2,142	182		(29,929)

General corporate expenses			(72)		(72)

Interest expense	(1,687)				(1,687)

Asset impairment	(51,141)				(51,141)

Gain on sale of building	3,515				3,515

Minority interest	2,700				2,700

(Loss) earnings from continuing operations before income taxes	$(78,866)	$2,142	$110		(76,614)

Loss from discontinued operations					(5,054)

Recovery of income taxes					7,598

Net loss					$(74,070)

Assets	$151,135	$20,593	$8,945	$117,172	$297,845

Capital expenditures	$10,800	$-	$536	$1,073	$12,409

Depreciation and amortization	$4,277	$328	$17	$420	$5,042

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005
______________________________________________________________________________
(Amounts are expressed in thousands of dollars)

Industry Segments:

Year Ended August 31, 2004

	Frozen dessert	Foodservice	Corporate	Discontinued Operations	Consolidated
Revenues	$331,484	$16,382	$219		$348,085
Interest income	21		108		129
Inter-segment revenues	(66,533)	(703)	(242)		(68,478)

Net revenues	264,972	15,679	85		280,736

Segment earnings	33,787	1,551	85		35,423

General corporate expenses			(3,132)		(3,132)

Interest expense	(1,491)				(1,491)

Minority interest	958				958

Income from continuing operations before income taxes	$33,254	$1,551	$(3,047)		31,758

Income from discontinued operations, net of tax					3,187 (1)

Provision of income taxes					(11,433)

Net income					$23,512

Assets	236,350	17,375	12,207	51,325	317,257

Capital expenditures	12,867	110	-	386	13,363

Depreciation and amortization	5,875	335	-	1,104	7,314

(1) Net of taxes provided at the Fiscal 2004 effective corporate rate for each of the business segments.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Geographic Segments:

Year Ended August 31, 2006

	Canada	United States	Consolidated
Revenues	$305	$141,949	$142,254
Interest income	-	691	691
Inter-segment revenues	-	(43,597)	(43,597)

Net revenues	305	99,043	99,348

Segment loss	(72)	(46,198)	(46,270)

General corporate expenses	(5,201)		(5,201)

Interest expense		(2,000)	(2,000)

Asset impairment		(21,289)	(21,289)

Minority interest		5,185	5,185

Loss before income taxes	$(5,273)	$(64,302)	$(69,575)

Loss from discontinued operations			(6,972)

Gain on sale of Franchising segment			410

Recovery of income taxes			5,955

Net loss			$(70,182)

Assets	$677	$159,871	160,548

Capital expenditures	$-	$3,293	$3,293

Depreciation and amortization	$60	$6,264	$6,324

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Geographic Segments:

Year Ended August 31, 2005

	Canada	United States	Consolidated
Revenues	$817	$195,343	$196,160
Interest income	132	797	929
Inter-segment revenues	(2)	(47,377)	(47,379)

Net revenues	947	148,763	149,710

Segment loss	(287)	(29,642)	(29,929)

General corporate expenses	(72)		(72)

Interest expense		(1,687)	(1,687)

Asset impairment		(51,141)	(51,141)

Gain on sale of building		3,515	3,515

Minority interest		2,700	2,700

Loss before income taxes	$(359)	$(76,255)	(76,614)

Loss from discontinued operations			(5,054)

Recovery of income taxes			7,598

Net loss			$(74,070)

Assets	$8,526	$289,319	$297,845

Capital expenditures	$737	$11,672	$12,409

Depreciation and amortization	$142	$4,900	$5,042

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Geographic Segments:

Year Ended August 31, 2004

	Canada	United States	Discontinued Operations	Consolidated
Revenues	$1,120	$346,965		$348,085
Interest income	108	21		129
Inter-segment revenues	(242)	(67,236)		(67,478)

Net revenues	986	279,750		280,736

Segment earnings (loss)	986	34,437		35,423

General corporate expenses	(1,214)	(1,918)		(3,132)

Interest expense		(1,491)		(1,491)

Minority interest		958		958

Income (loss) from continuing operations before income taxes	$(228)	$31,986		31,758

Income from discontinued operations, net of tax				3,187

Provision for income taxes				(11,433)

Net income				$23,512

Assets	$11,509	$254,423	$ 51,325	$317,257

Capital expenditures	-	$12,977	$ 386	$13,363

Depreciation and amortization	-	$6,210	$ 1,104	$7,314

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

Note 22.  Sale of CBD and other

On January 2, 2007, the Company entered into a definitive agreement to sell CBD, which includes the yogurt business acquired from Kraft Inc. in 2005, to an unaffiliated third party.  The Company recorded a loss on impairment of $5,428 to adjust the carrying value of CBD’s net assets to approximate fair value based upon the definitive agreement.  The Company classified CBD’s assets and liabilities as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31, 2006 and included the components of operating results in net loss from discontinued operations on the consolidated statement of operations and its cash flows as cash flows from discontinued operations for Fiscal 2006.  Additionally, as of and for the year ended August 31, 2006, the Company has classified the assets and liabilities of CBD as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet and included the components of operating results of CBD in net loss from discontinued operations on the consolidated statement of operations and the cash flows of CBD as cash flows from discontinued operations.  On January 30, 2007, the Company consummated the sale of 100% of the issued and outstanding stock of CBD to an unaffiliated third party. The Company received cash of $45,000, a note of $5,000 and warrants.  The aggregate consideration received approximated the Company’s carrying value of CBD. The Company anticipates using the proceeds from the sale of CBD to fund working capital for the foreseeable future.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

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